    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER   , 1998


                                                      REGISTRATION NO. 333-45915
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                 POST-EFFECTIVE

                                AMENDMENT NO. 4

                                       TO

                                    FORM S-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                         GLOBAL TELESYSTEMS GROUP, INC.
               (Exact name of registrant as specified in charter)

            DELAWARE                           4813                          94-3068423
  (State or other jurisdiction
      of incorporation or          (Primary Standard Industrial           (I.R.S. Employer
         organization)             Classification Code Number)         Identification Number)

                             ---------------------

              1751 PINNACLE DRIVE                             GRIER C. RACLIN, ESQ.
           NORTH TOWER -- 12TH FLOOR                           1751 PINNACLE DRIVE
                MCLEAN, VA 22102                            NORTH TOWER -- 12TH FLOOR
                 (703) 918-4500                                  MCLEAN, VA 22102
                                                                  (703) 918-4573
  (Address, including zip code, and telephone        (Name, address, including zip code, and
  number, including area code, of registrant's   telephone number, including area code, of agent
          principal executive offices)                             for service)

                             ---------------------
                                   Copies to:
                            DAVID J. BEVERIDGE, ESQ.
                              SHEARMAN & STERLING
                                199 BISHOPSGATE
                            LONDON EC2M 3TY, ENGLAND
                               (44) 171-920-9005
                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------------.

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]
---------------------.

     If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH
SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS

                                  $144,787,000

              8.75% SENIOR SUBORDINATED CONVERTIBLE BONDS DUE 2000

                      7,239,350 SHARES OF COMMON STOCK OF

                         GLOBAL TELESYSTEMS GROUP, INC.
[GLOBAL TELESYSTEMS GROUP, INC. LOGO]
                             ---------------------

     This Prospectus relates to the resale of $144,787,000 aggregate principal amount of 8.75% Senior Subordinated Convertible Bonds due 2000 (the "Bonds" or "Convertible Bonds") of Global TeleSystems Group, Inc. (the "Company") and the resale of up to 7,239,350 shares ("Conversion Shares") of the Common Stock, par value $.10 per share (the "Common Stock"), of the Company issuable upon conversion of the Bonds. The Bonds were issued and sold (the "Original Offering") on July 14, 1997, July 31, 1997 and August 29, 1997 (together, the "Original Offering Dates") (a) to the Managers (as defined herein) and were simultaneously sold by the Managers in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), in the United States to persons reasonably believed by the Managers to be qualified institutional buyers as defined in Rule 144A under the Securities Act and outside the United States to non-U.S. person or residents in reliance upon Regulation S under the Securities Act and (b) to certain Accredited Investors.

     The Bonds and the Conversion Shares issuable upon conversion of the bonds (collectively, the "Offered Securities") may be offered and sold from time to time by the holders named herein or in supplements to this Prospectus ("Prospectus Supplements") or by their transferees, pledgees, donees or their successors (collectively, the "Selling Holders") pursuant to this Prospectus. Information concerning the Selling Holders may change from time to time and will be set forth in Prospectus Supplements. The Offered Securities may be sold by the Selling Holders from time to time directly to purchasers or through agents, underwriters or dealers. See "Selling Holders" and "Plan of Distribution." If required the names of any such agents or underwriters involved in the sale of the Offered Securities and the applicable agent's commission, dealers' purchase price or underwriters's discount, if any, will be set forth in Prospectus Supplement. The Selling Holders will receive all of the net proceeds from the sale of the Offered Securities and will pay all underwriting discounts, selling commission and transfer taxes, if any, applicable to any such sale. The Company is responsible for payment of all other expenses incident to the registration of the Offered Securities. The Selling Holders and any broker-dealers, agents or underwriters that participate in the distribution of the Offered Securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission received by them and any profit on the resale of the Offered Securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution" for a description of indemnification arrangements.


     Unless previously redeemed, converted or purchased and cancelled the Bonds may be converted at the option of the holders from time to time, in whole or in part, prior to the close of business on June 30, 2000 into shares of Common Stock at a conversion price of $20 per share, subject to adjustment in certain events. The Common Stock is quoted on the Nasdaq National Market and traded on the EASDAQ under the symbol "GTSG." On October 21, 1998, the last reported sale price of the Common Stock on the Nasdaq National Market was $31.38. Outstanding Bonds not previously redeemed or converted will be redeemed at their principal amount plus accrued interest on June 30, 2000.


                                                        (continued on next page)

     The Conversion Shares have been approved for quotation on the Nasdaq National Market under the symbol "GTSG", subject to official notice of issuance. Application will be made to have the Conversion Shares admitted to trading on the European Association of Securities Dealer's Automated Quotation ("EASDAQ") under the symbol "GTSG".

     SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE OFFERED SECURITIES OFFERED HEREBY.
                             ---------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------


                The date of this Prospectus is October 22, 1998.

(continued from front cover)

     The Bonds are direct, unsecured, senior subordinated obligations of the Company, and rank senior in right of payment to all subordinated indebtedness of the Company and at least pari passu with each other and with all other present and future unsecured, senior subordinated indebtedness of the Company. At June 30, 1998, the Company had $564.3 million of indebtedness that would rank senior to the Bonds.

     The Bonds bear interest payable semi-annually, at a rate of 8.75%. The Luxembourg Stock Exchange will be informed of each change in the interest rate of the Bonds on the date of such change. See "Terms and Conditions of the Bonds -- Interest."

     The Bonds will be treated as issued with "original issue discount" for U.S. tax purposes which initially will be includible in gross income by Bondholders prior to the receipt of cash payments to which the income is attributable. See "Certain U.S. Tax Considerations."

     The Bonds are listed on the Luxembourg Stock Exchange. The Bonds have been designated as eligible for trading on the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") system of the National Association of Securities Dealers, Inc. Bonds resold pursuant to the Registration Statement (of which this Prospectus is a part) will no longer be eligible for trading in the PORTAL system.

     The Bonds are redeemable at the option of the Company, in whole but not in part on or after February 10, 2000, on not less than 90 nor more than 120 days' prior notice (as described herein) at the principal amount thereof plus accrued interest to the Redemption Date, provided that the average Closing Price of the Common Stock of the Company for the 20 consecutive Trading Days prior to the date of the Company's notice of redemption was greater than $26 per share. Such redemption may be prohibited by the terms of or result in an event of default under the Indenture pertaining to the Bonds or require the consents of holders of Senior Indebtedness of the Company as described herein. The Bonds may also be redeemed at any time if the Company would be required to pay Additional Amounts on the occasion of the next payment due with respect to such Bond.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C. a Registration Statement on Form S-1 (as amended, the "Registration Statement") of which this Prospectus is a part under the Securities Act with respect to the Offered Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements made in this Prospectus as to the contents of any contract, agreement or other document are summaries of the material terms of such contract, agreement or other document. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit. The Registration Statement (including the exhibits and schedules thereto) may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street (Suite
1400), Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov. The Company's Common Stock is traded on the Nasdaq National Market and EASDAQ and reports, proxy statements and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006 which supervises the Nasdaq National Market.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information can be inspected and copied at the addresses set forth above.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Prospectus, and particularly in the risk factors set forth herein under "Risk Factors." Among the key factors that have a direct bearing on the Company's results of operations are the potential risk of delay in implementing the Company's business plan; the political, economic and legal aspects of the markets in which the Company operates; competition and the Company's need for additional substantial financing. These and other factors are discussed herein under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this Prospectus.

     The risk factors described herein could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements of the Company made by or on behalf of the Company, and investors, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors. Further, management cannot assess the impact of each such factor on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
                             ---------------------

     Russia On Line(TM) is a trademark of the Company.

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus (this "Prospectus"). Unless otherwise indicated, (i) the term "GTS" or the "Company" refers to Global TeleSystems Group, Inc. (and, when appropriate, to its predecessor) and its subsidiaries and (ii) references to the number of shares of common stock outstanding after the Stock Offerings assume the Underwriters' over-allotment option has not been exercised. See "Exhibit
A -- Glossary of Telecommunications Industry Terms" for definitions of acronyms and technical telecommunications terms used in this Prospectus.

                                  THE COMPANY

     GTS is a provider of a broad range of telecommunications services to businesses, other telecommunications service providers and consumers in Russia, the Commonwealth of Independent States ("CIS") and Central Europe. Through its subsidiary Hermes Europe Railtel B.V. ("HER"), GTS is developing, and operating the initial segments of, a pan-European high capacity fiber optic network that is designed to interconnect a majority of the largest Western and Central European cities and to transport international voice, data and multimedia/image traffic for other carriers throughout Western and Central Europe. GTS's strategy to develop its businesses generally has been to establish joint ventures with a strong local partner or partners while maintaining a significant degree of operational control. The Company's business activities consist of the ownership and operation of (i) international long distance businesses, which operate through international gateways that provide international switching services and transmission capacity, (ii) local access networks, which provide local telephone service, (iii) cellular networks, which provide wireless telecommunications services, (iv) a domestic long distance business, (v) data networks and (vi) carriers' carrier networks, which provide high volume transmission capacity to other carriers. In addition, the Company has recently developed a business plan to offer facilities-based telecommunications products and services to businesses and other high usage customers in certain metropolitan markets throughout Europe. See "-- Business Strategy."

     In Russia and the CIS, GTS's objective is to become the premier alternative telecommunications operator. To attain its objective, the Company has partnered with regional telephone companies and with Rostelecom, the national long distance carrier in Russia. The Company currently operates in 31 regions and the city of Moscow in Russia, as well as in 14 additional cities in the CIS, and believes it is well-positioned to become the leading independent telecommunications service provider in Russia. These businesses include: (i) EDN Sovintel ("Sovintel"), which provides Moscow, and recently St. Petersburg, with international long distance and local telephone services and access to the major domestic long distance carriers; (ii) TeleCommunications of Moscow ("TCM"), which provides local access services in Moscow; (iii) TeleRoss (as defined herein), which provides domestic long distance services in fourteen cities in Russia, including Moscow, as well as Very Small Aperture Terminal ("VSAT") service to customers outside its primary long distance satellite network; (iv) Sovam Teleport ("Sovam"), which provides data services, including high-speed data transmission, electronic mail, Internet access services, as well as Russia On Line, the first Russian language Internet service; and (v) the Company's cellular operations ("GTS Cellular"), which operate cellular networks in 14 regions in Russia and also in Kiev, Ukraine, with licenses covering regions with an aggregate population of approximately 48 million people at June 30, 1998. Whenever practical, GTS's businesses integrate and co-market their service offerings in Russia and the CIS, utilizing TeleRoss as the domestic long distance provider, Sovintel as the international gateway, TCM and GTS Cellular for local access, and Sovam as the data communications and Internet access network for business applications and on-line services. Together, GTS's Russian and CIS ventures carried approximately 442 million and 306 million minutes of traffic for the year ended December 31, 1997, and the six months ended June 30, 1998, respectively, and had approximately 42,400 customers, including approximately 31,700 cellular subscribers, as of June 30, 1998. See
"Business -- Russia and the CIS."

     In Western Europe, GTS believes that it is well-positioned to establish itself as the leading independent carriers' carrier through the development of two ventures, HER and GTS-Monaco Access S.A.M. ("GTS-Monaco Access"). HER's objective is to become the leading pan-European carriers' carrier by providing centrally managed cross-border telecommunications transmission capacity to telecommunications companies including traditional Public Telecommunications Operators ("PTOs") and new entrants, such as alternative carriers, global consortia of telecommunications operators, international carriers, Internet backbone networks, resellers, value-added networks and other service providers ("New Entrants") on an approximately 18,000 kilometer high capacity fiber optic network designed to interconnect a majority of the largest Western and Central European cities. As of August 31, 1998, HER's network linked Brussels, Antwerp, Rotterdam, Amsterdam, London, Paris, Frankfurt, Strasbourg, Zurich, Geneva, Stuttgart, Munich, Dusseldorf and Milan covering over 4,000 kilometers of fiber optic cable. The full 18,000 kilometer network is expected to become fully operational during the year 2000. HER also plans to lease capacity on a transatlantic cable linking the European network to North America and is exploring various interconnectivity options to Russia and Asia. Such intercontinental interconnectivity will help HER satisfy the needs of its European customers with respect to outgoing traffic and attract additional non-European customers with traffic terminating in Europe. HER commenced commercial service over the Brussels-Amsterdam portion of the network in late 1996 and the London-Paris portion in November 1997 and the rest of the cities were connected to the network in 1998. GTS-Monaco Access operates an international gateway in Monaco in partnership with, and utilizing the existing gateway infrastructure of, the Principality of Monaco and provides transit and routing of international calls to other telecommunications operators. Through its HER and GTS-Monaco Access ventures, GTS is building a new network for transporting voice, data and multimedia/image traffic for other carriers throughout Western and Central Europe and for worldwide international voice, data and multimedia/image traffic that either originates or terminates in, or transits through, Western and Central Europe. See "Business -- Western Europe."

     In Central Europe, GTS's objective is to become one of the leading alternative telecommunications providers in the region. GTS currently provides private data communications services to government and commercial customers in Hungary and the Czech Republic. In the Czech Republic, the Company provides outgoing voice services and operates an international gateway and a data services network. In Hungary, GTS operates a nationwide microwave network and a VSAT network, which GTS believes is the largest VSAT network in Central Europe as measured by number of VSAT sites. The Company has also signed an agreement to provide international data services in Poland, subject to the receipt of necessary governmental approvals. GTS's strategy is to expand its service offerings as the regulatory environment permits, leverage its existing VSAT and international gateway infrastructure where possible and provide a broad range of services to its target markets. See "Business -- Central Europe."

     GTS does not currently own or operate significant telecommunication assets in Asia. See "Business -- Asia."

     The following table sets forth certain information, as of June 30, 1998, for the principal ventures through which the Company conducts its business:

                                                COUNTRY/REGION       GTS                                  PRINCIPAL
                 COMPANY NAME                   OF OPERATIONS     OWNERSHIP          PARTNER(S)            BUSINESS
                 ------------                   --------------   ------------    -------------------  ------------------

CIS
  Sovintel....................................  Russia                 50%       Rostelecom           International Long
                                                                                                        Distance; Local
                                                                                                        Access
  TCM.........................................  Russia                 50%(1)    MTU Inform and       Local Access Lines
                                                                                   others
  TeleRoss....................................  Russia                 50%(2)    Various local PTOs   Domestic Long
                                                                                                        Distance
  Sovam.......................................  Russia                100%(3)    N/A                  Data and Internet
  GTS Cellular................................  CIS                50-100%(4)    Primarily various    Basic Cellular
                                                                                   local PTOs
WESTERN EUROPE
  HER.........................................  Western Europe         89%(5)    Two railways         Carriers' Carrier
  GTS-Monaco Access...........................  Monaco                 50%       Principality of      Carriers' Carrier;
                                                                                   Monaco               International
                                                                                                        Gateway
CENTRAL EUROPE
  GTS-Hungary.................................  Hungary                99%               --           VSAT Network
  CzechNet....................................  Czech Republic        100%               --           International Long
                                                                                                        Distance; Data
                                                                                                        and Internet

---------------

(1) GTS holds a 50% indirect interest in TCM through its 52.6% interest in GTS-Vox Limited, an intermediate holding company. Subsequent to June 30, 1998, the Company purchased the remaining minority ownership interest in GTS-Vox Limited, and as a result the Company has a 95% indirect interest in TCM.

(2) TeleRoss consists of (i) a wholly owned subsidiary that operates a domestic long distance network (the "TeleRoss Operating Company") and (ii) 14 joint ventures that are 50% beneficially-owned by GTS (the "TeleRoss Ventures"). See "Business -- Russia and the CIS -- TeleRoss."

(3) During the first quarter of 1998, GTS purchased its minority partner's 33.3% interest in Sovam, thereby making Sovam a wholly owned subsidiary of GTS.

(4) GTS conducts its cellular operations through (i) Vostok Mobile B.V. ("Vostok Mobile"), a wholly owned GTS subsidiary, which owns between 50% and 100% of a series of 13 cellular joint ventures in various regions in Russia, (ii) PrimTelefone, a 50% owned venture in Vladivostok and four other cities in the Primorsky region of Russia and (iii) Bancomsvyaz, an approximately 57% beneficially owned venture in Kiev, Ukraine. The Company completed a restructuring of the capital and ownership of Bancomsvyaz in June 1998. GTS intends to enter into the cellular markets of additional Russian regions through Vostok Mobile. See "Business -- Russia and the CIS -- GTS Cellular."

(5) As a result of the sale in March 1998 by one of the other shareholders in HER of its ownership interest, GTS currently owns approximately 89% of HER. See "Business -- Western Europe -- HER -- HER Recapitalization." The Company's interest may decrease by up to 4.5% due to the outstanding stock options for common shares of HER issued to certain HER executives under the new HER stock option plan established in the fourth quarter of 1997. See "Executive Compensation and Other Information -- HER 1994 Stock Option Plan."

                               BUSINESS STRATEGY

     GTS seeks to develop businesses to meet the rapidly expanding market demand for telecommunications services. GTS's goal in emerging markets is to establish itself as the leading alternative to the incumbent telecommunications service providers and as a premier provider of value-added services. In addition, the Company seeks to position itself as the leading independent carriers' carrier within Western and Central Europe through the development of a pan-European fiber optic network and an international gateway in Monaco. In addition, the Company has recently developed a business plan to offer facilities-based telecommunications products and services to businesses and other high usage customers in certain metropolitan markets throughout Europe.

     GTS believes that it will be able to successfully operate its businesses and develop business opportunities by pursuing the following strategies:

     - Identify and Seize Early Market Opportunities. GTS's primary strategy is to identify less developed markets in which the incumbent operator offers inadequate service and where liberalization of telecommunications regulations may be pending or has occurred. The Company believes that entering these less developed markets quickly is a key competitive advantage in the global telecommunications market. GTS leverages its management's knowledge of the markets in which the Company operates to assess and react quickly when attractive business opportunities arise.

     - Establish Joint Ventures with Experienced Local Partners. GTS seeks to establish and maintain strategic partnerships and relationships with key telecommunications operators and service providers in the countries in which it operates. The Company believes that these relationships increase its ability to anticipate and respond to changes in the regulatory and legal environment and assist with license renewal and expansion of its operating companies.

     - Retain Significant Operational Control. In general, GTS actively participates in the management of its ventures by (i) providing most of the funding for the ventures' operations, (ii) selecting key members of the local management team, (iii) developing business plans and marketing strategies together with local management, (iv) monitoring operating functions, (v) maintaining close working relationships with local partners and (vi) integrating its networks and businesses in a manner which is consistent with the Company's overall strategic objectives.

     - Build Infrastructure to Provide High Quality Services. GTS continues to develop and expand its network infrastructure. The Company believes that its networks offer service, quality and cost advantages over incumbent providers as a result of the Company's customer support, network monitoring, management systems and its ability to integrate and co-market its service offerings.

     - Leverage Management Depth and Experience. GTS's management has significant experience in the development and operation of telecommunications businesses outside the United States. The Company believes that this experience, together with the Company's extensive operations, has provided its management with the ability to identify, evaluate and pursue international telecommunications business opportunities. Additionally, GTS has assembled a management team comprised of executives with extensive experience managing telecommunications companies in the respective local markets. GTS believes that its management team possesses a broad knowledge of relevant political and regulatory structures, as well as the cultural awareness and fluency with international and local business practices necessary to implement the Company's objectives.

     - Access Capital Effectively. In general, the Company's financing strategy is to establish parent level funding to meet general corporate needs and the costs of start-ups and acquisitions and, when it is possible and cost-effective, to finance ongoing operations at the venture level. From 1993 through 1997, the Company raised privately approximately $268 million in equity and approximately $215 million of debt (of which approximately $74 million was raised through shareholders). In addition, HER completed a $265 million private placement of senior notes (of which $56.6 million was placed in escrow for the first two years' interest payments) in 1997. On February 10, 1998, the Company completed an initial public offering ("IPO") of Common Stock in which the Company sold

       12,765,000 shares and realized aggregate net proceeds of approximately $235.6 million. On the same date, the Company also sold $105 million aggregate principal amount of 9 7/8% Senior Notes due 2005 (the "9 7/8% Notes") and realized aggregate net proceeds of approximately $100.5 million, of which $19.6 million was placed in escrow to cover the first four scheduled payments of interest on the 9 7/8% Notes. In July 1998, the Company completed a follow-on public offering of its Common Stock in which the Company sold 2,801,000 shares and realized aggregate net proceeds of $119.9 million and certain selling stockholders sold 11,705,900 shares for aggregate net proceeds of $507.4 million (the "Stock Offerings"). In addition, concurrently with completing the Stock Offerings, the Company sold $466.9 million aggregate principal amount of its 5 3/4% Convertible Senior Subordinated Debentures due 2010 (the "New Convertible Bonds") and realized net proceeds of $452.1 million (the "New Convertible Bond Offering" and, together with the Stock Offerings, the "Offerings").

     In addition to its overall business strategy, GTS has developed market strategies to achieve its goals in emerging markets and Western Europe as well as its preliminary business plan to offer comprehensive telecommunications services in Europe.

     Emerging Markets. The Company pursues its goals in emerging markets through a three-stage approach of market entry, market expansion and market integration.

     - Market Entry. GTS identifies a market as a suitable target for entry based upon: (i) superior growth prospects for such market, demonstrated by growing demand for high quality telecommunications services; (ii) the provision of inadequate services by incumbent providers, typically resulting from the incumbents' unwillingness to offer high quality services with reliable customer support at attractive prices; and (iii) attractive regulatory environments in which emerging alternative telecommunications providers such as GTS have, or are expected to have over a clearly defined time horizon, the ability to compete on a substantially equal basis with the incumbent providers in terms of certain services and the cost of providing those services. Once the Company has identified a market as suitable for entry, the Company seeks to establish its presence in that market by establishing a venture with a strong local partner or partners. In general, GTS maintains a significant degree of operational control in such ventures. Through such ventures, the Company benefits from its partners' ability to provide infrastructure, regulatory expertise and personnel that will provide the Company with a competitive advantage in entering that market. When entering a new market, GTS's strategy is to provide its customers with service of higher quality than that provided by incumbents.

     - Market Expansion. Having entered a market successfully and established a limited service offering to its targeted customer base, GTS then seeks to expand the range of services it offers to existing and potential customers and to further develop its relationships with local partners. By broadening its service offerings and providing a bundled service offering, the Company expects to both expand its customer base and increase the Company's share of each customer's telecommunications spending. GTS also expects to achieve increased economies of scale through the common use of administrative and operating functions already in place. The Company also seeks to expand its targeted geographic market by forming new partnerships and installing infrastructure and offering services in additional geographic regions, allowing the Company to further enhance its operating leverage and ability to service its customers' telecommunications needs.

     - Market Integration. GTS ultimately intends to integrate and co-market its service offerings in each of the markets in which it operates. The Company believes such integration will enable it to enhance its operating efficiency by leveraging its distribution channels, infrastructure, networks and management information systems. As customers develop a need for a broader variety of telecommunications services, the Company believes that GTS's integrated operations will represent an attractive service alternative for customers seeking a single provider that can meet all their telecommunications needs.

     Western Europe. The Company believes it is well-positioned to establish itself as the leading independent carriers' carrier within Western Europe through the development of HER's pan-European fiber optic network and the operation of GTS-Monaco Access's international gateway in partnership with, and utilizing the gateway infrastructure of, the Principality of Monaco. HER and GTS-Monaco Access seek to complement and enhance the services provided by PTOs and New Entrants in a way that helps them to more successfully meet the needs of their end-user customers. HER has been able to enter the market ahead of competition and encourage a wide variety of carriers to use its network with service offerings that meet their needs. To establish itself as the leading carriers' carrier for international telecommunications within Europe, HER intends to provide its customers with significantly higher quality transmission and advanced network capabilities at a competitive price by utilizing advanced, uniform technology across the region and providing redundant routing for higher levels of reliability.

  European Services Strategy

     In addition, the Company has recently developed a business plan to offer, through one or more new subsidiaries, facilities-based telecommunications products and services to businesses and other high usage customers in certain metropolitan markets throughout Europe (the "European Services Strategy"). The Company believes that the size and growth potential of the European market combined with increasing liberalization of European telecommunications regulations provides the Company with the opportunity to successfully develop local networks and other end-user services. The Company is evaluating developing competitive local exchange carriers ("CLECs") in up to 12 European cities. Implementation of this strategy may involve one or more of the following: (i) the construction of fiber loop networks, (ii) the purchase or lease of dark fiber, (iii) obtaining of high frequency microwave licenses for "wireless fiber," or (iv) partnership with, or acquisition of, resellers or facilities-based CLECs. In evaluating potential markets the Company will consider, among other factors, the following characteristics of each market: (i) its business concentration, (ii) the national and local regulatory environment,
(iii) the technical difficulties of local network construction and (iv) the extent of existing competition. Due to the preliminary nature of the Company's business plan with respect to its European Services Strategy, the Company cannot estimate with certainty the amount and timing of the Company's future capital requirements to implement such strategy. Management believes, however, that if the European Services Strategy is implemented, it is likely that the Company will need to raise additional capital above that being raised in the Offerings. See "Risk Factors -- Risks Relating to European Services Strategy" and
"Business -- Western Europe -- European Services Strategy."

                                 FINANCING PLAN

     In general, the Company's strategy is to finance general corporate cash needs, the development of start-up ventures and acquisitions through the parent company and, when possible and cost effective, to finance ongoing operations at the venture level.

     The Company believes that its existing cash balances and cash flow from operations will be sufficient to fund its expected capital needs under its current business plan, excluding any funds expended in connection with the potential implementation of the Company's European Services Strategy. The Company contemplates that it will raise additional debt financing through a newly formed subsidiary of the Company, the proceeds of which will be applied toward the implementation of the Company's European Services Strategy. The size and timing of such financing have not yet been determined by the Company. The actual amount and timing of the Company's future capital requirements, however, may differ materially from management's estimates and, therefore, GTS may require additional capital to execute its current business plan and to fund expected operating losses, as well as to consummate future acquisitions and exploit opportunities to expand and develop its businesses, part of which may be provided with proceeds of the Offerings. Management expects that GTS and its ventures will incur over $500 million of capital expenditures during the next three years, of which approximately $100 million will be incurred in the last two quarters of 1998. Of these amounts, approximately $290 million will be used to fund construction of the HER network and approximately $180 million will be applied to the expansion of the Company's businesses in the CIS, with the remainder to be used for the development of the Company's other businesses. The Company also will need to fund operating losses for a number of its ventures for at least the next 12 months. In addition, as part of its business strategy, the Company regularly evaluates potential acquisitions and joint ventures. The Company believes that attractive acquisition opportunities currently exist in the markets in which it operates in Western and Central Europe and the CIS. The Company continuously considers a number of potential transactions, some of which may involve the contribution of certain of its Russian businesses in exchange for an interest of equivalent or greater value in the surviving entity and, if consummated, may be material to the Company's operations and financial condition. The Company has no definitive agreement with respect to any acquisition or joint venture, although from time to time it has discussions with other companies and assesses opportunities on an on-going basis. The Company expects to use the net proceeds of the Offerings primarily to implement the Company's European Services Strategy. In addition, a portion of the net proceeds may be used to further develop the Company's businesses in Central Europe and Russia, as well as for potential acquisitions, other business development opportunities and general corporate purposes. See "Risk Factors -- Additional Capital Requirements," "Risk Factors -- Risks Relating to European Services Strategy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     As of June 30, 1998, after giving effect to the Stock Offerings, certain entities associated with George Soros (collectively, the "Soros Associates") and Alan B. Slifka and certain affiliates beneficially owned approximately 12.8% and 7.6% of the Common Stock (including rights to acquire Common Stock), respectively. See "Principal Stockholders."

                             *          *          *

     The Company was founded in 1983 as a not-for-profit company under the name San Francisco/Moscow Teleport, Inc. The Company was incorporated as a California for-profit corporation on September 25, 1986, and by way of a reincorporation merger, merged with and into SFMT, Inc., a Delaware corporation formed for that purpose on September 13, 1993. The Company was renamed Global TeleSystems Group, Inc., on February 22, 1995. The Company's principal business office is located at 1751 Pinnacle Drive, North Tower-12th Floor, McLean, Virginia 22102, United States, and its telephone number is (703) 918-4500.

                                  RISK FACTORS

     See "Risk Factors" beginning on page 10 for a discussion of certain factors that should be considered by prospective investors in evaluating an investment in the Offered Securities.

                 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

     The following summary historical consolidated financial data as of and for the years ended December 31, 1995, 1996 and 1997 are derived from the Company's audited Consolidated Financial Statements. The following unaudited summary historical consolidated financial data as of June 30, 1998 and for the three and six months ended June 30, 1997 and 1998 are derived from the Company's unaudited Consolidated Financial Statements. The summary historical consolidated financial data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the audited Consolidated Financial Statements and related notes thereto appearing elsewhere in this Prospectus.

     Under generally accepted accounting principles, a majority of the Company's ventures are accounted for by the equity method of accounting. Under this method, the operating results of the ventures are included in the Company's Consolidated Statement of Operations as a single line item, "Equity in (losses) earnings of ventures." The Company recognizes 100% of the losses in ventures where the Company bears all of the financial risk (which includes all of the Company's significant ventures except for Sovintel and, historically, HER). Also, the assets, liabilities and equity of the ventures are included in the Company's Consolidated Balance Sheets as a single line item, "Investments in and advances to ventures." See Note 3 to the Company's audited Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview." Financial information about the Company's equity ventures is included below under "Supplemental
Information -- Summary Historical Financial Data -- Combined Equity
Investments."

                                                                                THREE MONTHS        SIX MONTHS ENDED
                                              YEARS ENDED DECEMBER 31,         ENDED JUNE 30,           JUNE 30,
                                           -------------------------------   -------------------   -------------------
                                             1995       1996      1997(1)      1997       1998       1997       1998
                                           --------   --------   ---------   --------   --------   --------   --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues, net............................  $  8,412   $ 24,117   $  47,098   $  8,908   $ 30,648   $ 17,295   $ 53,465
Gross margin.............................        16      5,176       4,379      2,369      6,453      4,332     10,247
Operating expenses.......................    41,014     52,955      78,410     14,067     28,724     27,088     51,410
Equity in earnings (losses) of
  ventures...............................    (7,871)   (10,150)    (14,599)    (6,747)     4,215    (10,167)     7,627
Other income (expense)...................    11,034     (8,729)    (29,551)    (3,094)    (8,579)    (5,960)   (19,373)
Loss before extraordinary loss...........   (40,400)   (67,991)   (116,986)   (21,954)   (26,180)   (39,687)   (50,653)
Extraordinary loss(2)....................        --         --          --         --         --         --    (12,704)
Net loss.................................   (40,400)   (67,991)   (116,986)   (21,954)   (26,180)   (39,687)   (63,357)
Loss per share before extraordinary
  loss...................................     (1.61)     (2.22)      (3.26)     (0.63)     (0.48)     (1.14)     (1.02)
Extraordinary loss per share.............        --         --          --         --         --         --      (0.25)
Net loss per share.......................     (1.61)     (2.22)      (3.26)     (0.63)     (0.48)     (1.14)     (1.27)

                                                              DECEMBER 31,      JUNE 30,
                                                                  1997            1998
                                                              ------------     ----------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA (AT END OF PERIOD):
Cash and cash equivalents...................................    $318,766       $  477,996
Property and equipment, net.................................     236,897          330,847
Investments in and advances to ventures.....................      76,730           76,885
Total assets................................................     780,461        1,134,110
Total debt..................................................     639,359          683,680
Minority interest and stock subject to repurchase...........      31,255           55,877
Shareholders' equity........................................      26,967          257,573

---------------

(1) As a result of the Company's increase in ownership interest and amendment to the HER Shareholders Agreement that was completed on July 16, 1997, the Company accounts for its ownership interest in HER under the consolidation method of accounting. Prior to this date, the Company accounted for HER under the equity method of accounting.

(2) The Company recognized a $12.7 million extraordinary charge to earnings in the first quarter of 1998, as a result of the Company's early extinguishment of certain related party debt obligations. The nature of the charge is comprised of the write-off of $11.6 million of unamortized debt discount and $1.1 million of unamortized debt issuance costs that were deferred as financing costs and were being amortized over the original maturity of the debt.

                 SUPPLEMENTAL INFORMATION -- SUMMARY HISTORICAL
                 FINANCIAL DATA -- COMBINED EQUITY INVESTMENTS

     The following unaudited summary historical financial data -- equity investments for the years ended December 31, 1995, 1996 and 1997, and for the three and six months ended June 30, 1997 and 1998 are derived from the Company's financial records. It is intended to supplement the aforementioned summary historical consolidated financial data, which were derived from the Company's audited Consolidated Financial Statements.

     The Company believes that this information provides additional insight on the Company's unconsolidated equity method investments. Generally accepted accounting principles prescribe inclusion of revenues and expenses for consolidated interests (generally interests of more than 50%, absent some other factors), but not for equity interests (generally interests of 20% to 50%) or cost interests (generally interests of less than 20%). Equity accounting ordinarily results in the same net income as consolidation; however, the net operating results are reflected on one line within the income statement. More detailed financial information about the Company's equity investments is included under "Supplemental Information -- Selected Historical Financial
Data -- Combined Equity Investments."

                                                                                 THREE MONTHS       SIX MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,       ENDED JUNE 30,          JUNE 30,
                                               -----------------------------   -----------------   -------------------
                                                1995       1996       1997      1997      1998       1997       1998
                                               -------   --------   --------   -------   -------   --------   --------
                                                                           (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
  Revenues, net..............................  $54,051   $143,472   $226,160   $53,714   $73,384   $101,740   $137,067
  Cost of revenues...........................   33,011     80,426    127,732    31,549    40,671     58,370     77,058
  Operating expenses.........................   22,958     55,018     74,845    18,810    15,272     32,955     28,064
  Net (loss) income..........................   (6,380)    (5,220)     4,330    (2,787)   11,195       (821)    20,180
  Income (loss) recognized by GTS............   (7,871)   (10,150)   (14,599)   (6,747)    4,215    (10,167)     7,627
ADJUSTMENTS FOR INTER-AFFILIATE
  TRANSACTIONS(1):
  Revenues, net..............................   (2,270)   (15,385)   (24,927)   (3,924)   (8,753)    (9,857)   (17,643)
  Cost of revenues...........................   (2,215)   (13,562)   (23,250)   (4,898)   (7,897)    (9,658)   (16,002)
  Operating expenses.........................   (6,967)    (8,083)    (8,357)   (5,707)    5,529     (8,582)     9,687

---------------

(1) The adjustment amounts represent the effect of inter-affiliate transactions between the Company's consolidated and equity method ventures. More detailed information about inter-affiliate transactions is included under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Accounting Methodology."

                                  RISK FACTORS

ADDITIONAL CAPITAL REQUIREMENTS

     The Company anticipates that the implementation of its European Services Strategy may require significant amounts of capital in addition to that portion of the net proceeds of the Offerings anticipated to be expended in connection therewith. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and
"Business -- Western Europe -- European Services Strategy." In addition, as part of its business strategy, the Company regularly evaluates potential acquisitions and joint ventures. The Company believes that attractive acquisition opportunities currently exist in the markets in which it operates in Western and Central Europe and the CIS. The Company continuously considers a number of potential transactions, some of which may involve the contribution of certain of its Russian businesses in exchange for an interest of equivalent or greater value in the surviving entity and, if consummated, may be material to the Company's operations and financial condition. The Company has no definitive agreement with respect to any material acquisition or joint venture, although from time to time it has discussions with other companies and assesses opportunities on an on-going basis. The Company may fund such acquisitions or joint ventures with a portion of the net proceeds from the Offerings or may require additional capital to fund such acquisitions or joint ventures.

     The Company believes that its existing cash balances and cash flows from operations will be sufficient to fund its expected capital needs under its current business plan excluding any funds expended in connection with the potential implementation of the Company's European Services Strategy. The actual amount and timing of the Company's future capital requirements, however, may differ materially from management's estimates. In particular, the accuracy of management's estimates are subject to changes and fluctuations in the Company's revenues, operating costs and development expenses, which can be affected by the Company's ability to (i) effectively and efficiently manage the expansion of the HER network and operations, (ii) obtain infrastructure contracts, rights-of-way, licenses and other regulatory approvals necessary to complete and operate the HER network, (iii) negotiate favorable contracts with suppliers, including large volume discounts on purchases of capital equipment and (iv) access markets, attract sufficient numbers of customers and provide and develop services for which customers will subscribe. The Company's revenues and costs are also dependent upon factors that are not within the Company's control such as political and economic developments and trends, regulatory changes, changes in technology, increased competition and various factors such as strikes, weather, and performance by third-parties in connection with the Company's operations. Due to the uncertainty of these factors, actual revenues and costs may vary from expected amounts, possibly to a material degree, and such variations are likely to affect the Company's future capital requirements. Historically, GTS has experienced liquidity problems resulting in part from the Company's need to meet the capital requirements of certain of its joint ventures in excess of forecast amounts. In addition, certain of the Company's joint ventures have not met management's financial performance expectations or have not been able to secure local country financing and thus have not been able to generate the expected cash inflows. In addition, if the Company expands its operations at an accelerated rate or consummates acquisitions, the Company's funding needs will increase, possibly to a significant degree, and it will expend its capital resources sooner than currently expected. In addition, due to the preliminary nature of the Company's business plan with respect to its European Services Strategy, the Company cannot estimate with any degree of certainty the amount and timing of the Company's future capital requirements to implement such strategy, which the Company anticipates will be dependent on a number of factors including, among others, the demand for the Company's services, the markets in which the Company builds or buys networks and regulatory, technological and competitive developments. As a result of its acquisition on June 24, 1998 of a majority interest in Ebone A/S ("Ebone"), a Tier 1 Internet backbone provider in Europe, HER may be required to provide funds to support Ebone to the extent Ebone is not self-funding in accordance with its business plan. The Company may also be required to repay its Convertible Bonds upon maturity in the year 2000 to the extent such Convertible Bonds are not converted into Common Stock. As a result of the foregoing, or if the Company's capital resources otherwise prove to be insufficient, the Company may need to raise additional capital. See
"-- Government Regulation," "-- Competition," "-- Technology," "-- HER Network Roll-out," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Western Europe -- HER."

     If the Company decides to raise additional funds through the incurrence of debt, it may become subject to additional or more restrictive financial covenants and its interest obligations will increase. If the Company decides to raise additional funds through the issuance of equity, the interests of holders of the Common Stock will be diluted. The Company presently contemplates that it will raise additional debt financing through a newly formed subsidiary of the Company, the proceeds of which will be applied toward the implementation of the Company's European Services Strategy. The size and timing of such financing have not yet been determined by the Company. There can be no assurance that additional financing will be available to GTS on favorable terms or at all, and failure to generate sufficient funds in the future, whether from operations or by raising additional debt or equity capital, may require the Company to delay or abandon some or all of its anticipated expenditures, to sell assets, or both, and could affect the Company's ability to compete, either of which could have a material adverse effect on the operations of the Company, the ability of the Company to pay the principal of, and the interest on, the Bonds and could adversely affect the market price of the Bonds and the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SUBSTANTIAL LEVERAGE

     GTS is, and will continue to be, highly leveraged as a result of the substantial indebtedness it has incurred and intends to incur to pursue the implementation of its business plans. On a pro forma consolidated basis, after giving effect to the issuance of the New Convertible Bonds, the Company would have had approximately $1.2 billion aggregate principal amount of indebtedness outstanding at June 30, 1998. GTS's debt instruments permit the Company and its subsidiaries to incur certain additional indebtedness to fund expansion of the Company's businesses and for other permitted purposes. In addition, the Company contemplates that it will raise additional debt financing through a newly formed subsidiary of the Company, the proceeds of which will be applied toward the implementation of the Company's European Services Strategy. The size and timing of such financing have not yet been determined by the Company. The degree to which the Company is leveraged could have important consequences for holders of the Common Stock and the Bonds, including (i) limiting the Company's ability to refinance its existing indebtedness or obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements, (ii) requiring the dedication of a substantial portion of the Company's cash flow from operations to the payment of principal of, and interest on, its indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures or other general corporate purposes,
(iii) limiting the Company's flexibility in planning for, or reacting to, changes in its business and the telecommunications industry, (iv) limiting the Company's ability to obtain additional financing to make capital expenditures and acquisitions, (v) limiting the Company's ability to withstand adverse economic conditions or take advantage of significant business opportunities that may arise, (vi) limiting the Company's ability to invest in new or developing technologies, (vii) limiting the Company's ability to respond to changes affecting the implementation of its financing, construction or operating plans and (viii) placing the Company at a competitive disadvantage with respect to less-leveraged competitors. In addition, the Company's operating and financial flexibility will be limited by covenants contained in agreements governing the indebtedness of the Company. Among other things, these covenants limit or may limit the ability of the Company and its subsidiaries to incur additional indebtedness, make capital expenditures, pay dividends or make distributions on capital stock of the Company or make certain other restricted payments, create certain liens upon assets, dispose of certain assets or enter into certain transactions with affiliates. There can be no assurance that such covenants will not materially and adversely affect the Company's ability to finance its future operations or capital needs or to engage in other business activities which may be in the interest of the Company.


     The Company must substantially increase its net cash flow in order to meet its debt service obligations, and there can be no assurance that the Company will be able to meet such obligations, including the obligations of the Company under the Bonds. If the Company is unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, or if it otherwise fails to comply with the various covenants under its indebtedness, it would be in default under the terms thereof, which would permit the holders of such indebtedness to accelerate the maturity of such indebtedness and could cause defaults under other indebtedness of the Company, including the Bonds, which would adversely affect the market price of the

Bonds and the Common Stock. Such defaults could result in a default on the Bonds and could delay or preclude payments of interest or principal thereon.

SUBORDINATION; NO LIMITATION ON SENIOR INDEBTEDNESS

     The Bonds are unsecured, senior subordinated obligations of the Company, are contractually subordinate in right of payment to all existing and future Senior Indebtedness of the Company and rank senior in right of payment to all subordinated indebtedness of the Company and at least pari passu in right of payment with all other present and future unsecured, senior subordinated indebtedness of the Company. As of June 30, 1998, the Company had approximately $106.2 million of Senior Indebtedness outstanding that was senior in right of payment to the Bonds, and the Company's subsidiaries had approximately $458.1 million of indebtedness outstanding that was effectively senior to the Bonds. The Bonds will rank pari passu in right of payment with the New Convertible Bonds. See "Capitalization" and "Description of the Bonds -- Subordination."

     The Indenture does not restrict the incurrence of Senior Indebtedness or the incurrence of other indebtedness by the Company or its subsidiaries. The incurrence of Senior Indebtedness or other indebtedness by the Company or its subsidiaries could adversely affect the Company's ability to pay its obligations on the Bonds. In the event of any insolvency, bankruptcy, liquidation, reorganization, dissolution or winding-up of the business of the Company or upon acceleration of the Bonds due to an Event of Default, holders of indebtedness of the Company's subsidiaries and holders of Senior Indebtedness of the Company will be entitled to receive payment in full before holders of the Bonds would receive any payment and there may not be sufficient assets remaining to pay amounts due on any or all of the Bonds.

HOLDING COMPANY STRUCTURE; SIGNIFICANT LIMITATIONS ON ACCESS TO SUBSIDIARIES' AND JOINT VENTURE CASH FLOW

     GTS is a holding company which has no significant business operations or assets other than its interests in joint ventures and its subsidiaries. Accordingly, GTS must rely entirely upon distributions from the joint ventures and its subsidiaries and investments to generate the funds necessary to meet its obligations, including payments on the Bonds. The joint ventures and the Company's subsidiaries are separate and distinct legal entities which have no obligation, contingent or otherwise, to pay any amount due pursuant to the Bonds or to make any funds available therefor, whether by dividends, loans or other payments. In addition, should the Company receive dividends or other distributions from its joint ventures, subsidiaries or investments, the ability of the Company to repatriate such profits and capital is dependent upon the provisions of the applicable foreign investment and exchange laws and availability of foreign exchange in sufficient quantities in those countries. The amount of such dividends and other distributions from these entities will be affected by the current tax systems in these jurisdictions, primarily the provisions relating to corporate profits and withholding taxes. See "-- Taxes; Availability of Net Operating Loss Carryforwards." Furthermore, because consent is required of the joint venture partners in some of the Company's joint ventures for distributions from such joint cooperation from its joint venture partners. See "-- Dependence on Certain Local Parties; Absence of Control." Thus, there can be no assurance that the Company will be able to realize benefits from its joint ventures, subsidiaries and investments through the receipt of dividends or other distributions at such times and amounts it desires. Any failure by GTS to receive dividends or other distributions from its joint ventures, subsidiaries or investments would restrict the Company's ability to repay the Bonds and could otherwise have a material adverse effect on the Company's business, results of operations and financial condition. In the event that the Company were unable to meet its working capital needs and capital expenditure requirements with cash generated from operations or borrowings from other sources, the Company would have to consider various options, such as refinancing outstanding indebtedness, obtaining additional equity capital or selling certain assets. There can be no assurance that the Company will be able to raise new equity capital, refinance its outstanding indebtedness, or obtain new financing in the future, or that, if the Company is able to do so, the terms available will be favorable to the Company. Failure to obtain additional financing may require the Company to delay or abandon some or all of its anticipated expenditures, to sell assets, or both, and could affect the Company's ability to compete, either of which could have a material adverse effect on the operations of the Company and the ability of the Company to pay the principal and interest on the Bonds, and could adversely affect the trading price of the Bonds and the Common Stock. See
"-- History of Operating Losses" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

HISTORY OF OPERATING LOSSES

     The Company has historically sustained substantial operating and net losses. The Company had net losses of $40.4 million in 1995, $68.0 million in 1996, $117.0 million in 1997 and $63.4 million for the six months ended June 30, 1998. The Company's cumulative net losses totalled $306.2 million from inception through June 30, 1998. The Company's net losses in the first two quarters of 1998 exceeded those in the comparable prior period in 1997, and the Company expects this trend to continue in the third quarter of 1998. Further development of the Company's business, including the Company's European services business, will require significant additional expenditures and the Company expects that it will have significant operating and net losses and will record significant net cash outflow, before financing, in coming years. There can be no assurance that the Company's operations, including the Company's European services business, will achieve or sustain profitability or positive cash flow in the future. If the Company cannot achieve and sustain operating profitability or positive cash flow from operations, it may not be able to meet its debt service obligations or working capital requirements which would have a material adverse effect on the operations of the Company, the ability of the Company to pay the principal of, and the interest on, the Bonds and would adversely affect the market price of the Bonds and the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

HER NETWORK ROLL-OUT

     HER's ability to achieve its strategic objective will depend in large part on the successful, timely and cost-effective completion of the HER network. Although HER currently operates commercially over a portion of the network linking Brussels, Antwerp, Rotterdam, Amsterdam, London, Paris, Frankfurt, Strasbourg, Zurich, Geneva, Stuttgart, Dusseldorf, Munich and Milan, the development of the remainder of the network may be delayed or adversely affected by a variety of factors, uncertainties and contingencies. Many of these factors, such as strikes, natural disasters and other casualties, are beyond HER's control. In addition, HER will need to negotiate and conclude additional agreements with various parties regarding, among other things, rights-of-way and development and maintenance of the network infrastructure and equipment. There can be no assurance that HER will be successful in concluding necessary agreements, or that delays in concluding such agreements will not materially and adversely affect the speed or successful completion of the network. The successful and timely completion of the network will also depend on, among other things, (i) timely performance by various third parties of their contractual obligations to engineer, design and construct portions of the network and (ii) HER's ability to obtain and maintain applicable governmental approvals.

     HER is operational in Belgium, the Netherlands, the UK, France, Germany, Switzerland and Italy, and HER expects that the 18,000 kilometer network will be operational during the year 2000. Although HER believes that its cost estimates and the build-out schedule are reasonable, there can be no assurance that the actual construction costs or time required to complete the network build-out will not substantially exceed current estimates. Any significant delay or increase in the costs associated with development of the HER network could have a material adverse effect on HER and the operations of the Company.

     Development of the HER network is capital intensive. Management expects that approximately $290 million in capital expenditures will be incurred in connection with the buildout of the HER network. HER raised approximately $265 million in a private placement of its senior notes in August 1997 (of which $56.6 million has been placed in escrow for the first two years' interest payments on the notes). In addition, in connection with the HER Recapitalization (as defined below), the Company, through a subsidiary, GTS-Hermes, made a contribution of approximately $51.8 million to HER. The Company believes that the net proceeds of such note sale, combined with the $51.8 million contribution and HER's projected internally generated funds, should be sufficient to fund HER's expected capital expenditures. However, the actual amount and timing of HER's future capital requirements may differ materially from management's estimates. Thus, additional financing may be needed to construct the HER network and there can be no assurance that such additional financing will be available on terms acceptable to the Company or at all. Failure to obtain necessary financing may require HER to delay or abandon its plans for deploying the remainder of the network and would adversely affect the viability of HER, or may require the Company to make additional capital contributions to HER at the expense of the Company's other operations, either of which could have a material adverse effect on the operations of the Company and would adversely affect the value of the Common Stock and the trading price of the Bonds. HER's revenues and the cost of deploying its network and operating its business will depend upon a variety of factors including, among other things, HER's ability to (i) effectively and efficiently manage the expansion of its network and operations, (ii) negotiate favorable contracts with suppliers, (iii) obtain additional licenses, regulatory approvals, rights-of-way and infrastructure contracts to complete and operate the network, (iv) access markets and attract sufficient numbers of customers and (v) provide and develop services for which customers will subscribe. HER's revenues and costs are also dependent upon factors that are not within HER's control such as regulatory changes, changes in technology, increased competition and various factors such as strikes, weather and performance by third-parties in connection with the development of the network. Due to the uncertainty of these factors, actual costs and revenues may vary from expected amounts, possibly to a material degree, and such variations would likely affect HER's future capital requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." HER must obtain additional infrastructure provider agreements for the long-term lease of dark fiber, rights-of-way and other permits to install fiber optic cable from railroads, utilities and governmental authorities to build out the network. There can be no assurance that HER will be able to maintain all of its existing agreements, rights and permits or to obtain and maintain the additional agreements, rights and permits needed to implement its business plan on acceptable terms. Loss of substantial agreements, rights and permits or the failure to enter into and maintain required arrangements for the HER network could have a material adverse effect on HER's business. In addition, HER depends on third parties for leases of dark fiber for substantial portions of its network. There can be no assurance that HER will be able to enter into and maintain required arrangements for leased portions of the HER network, which could have a material adverse effect on HER's business. To the extent that HER is unable to enter into or maintain such arrangements, such inability could have a material adverse effect on HER's business, as well as on the operations of the Company the ability of the Company to pay the principal of, and the interest on, the Bonds and could adversely affect the market price of the Bonds and the Common Stock.

     In order to operate and, in the case of some countries, even to construct the network in accordance with current plans, HER must obtain the necessary regulatory approvals. To date, HER has obtained licenses or authorizations or is otherwise entitled to provide services in the United Kingdom, the Netherlands, Belgium, Germany, France, Italy, Denmark and Sweden and has obtained a provisional concession to operate in Switzerland. HER expects to obtain a permanent concession from the Swiss regulatory authority by the end of the third quarter 1998. In addition, HER intends to file applications in other countries in anticipation of service launch in accordance with the HER network roll-out plan. The terms and conditions of these licenses or authorizations may limit or otherwise affect HER's scope of operations. There can be no assurance that HER will be able to obtain, maintain or renew licenses or authorizations to provide the services it currently provides and plans to provide, that such licenses or authorizations will be issued or renewed on terms that are commercially viable, or that the licenses or authorizations required in the future can be obtained by HER. The loss of, or failure to obtain, these licenses or authorizations or a substantial limitation upon the terms of these licenses or authorizations could have a material adverse effect on HER and could adversely affect the market price of the Bonds and the Common Stock. See "Business -- Western
Europe -- HER -- Licenses and Regulatory Issues."

RISKS RELATING TO EUROPEAN SERVICES STRATEGY

     Preliminary Nature of European Services Strategy. The Company's European Services Strategy is preliminary. The Company's determination to proceed with its European Services Strategy will depend on its ability to assess potential markets, obtain required governmental authorizations, franchises and permits, identify appropriate acquisition candidates, implement efficient information processing systems for billing and customer service and develop a sufficient customer base. The failure of any of the foregoing may require the

Company to modify, delay or abandon some or all of its preliminary plans with respect to its European Services Strategy. In addition, due to the preliminary nature of its European Services Strategy, the Company cannot estimate with certainty the amount and timing of the Company's future capital requirements to implement such strategy. Further development of the Company's business, including the Company's European services business, will require significant additional expenditures, and the Company expects that it will have significant operating and net losses and will record significant net cash outflow, before financing, in coming years. There can be no assurance that the Company's operations, including the Company's European Services business, will achieve or sustain profitability or positive cash flow in the future. See "-- Additional Capital Requirements," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business -- Western
Europe -- European Services Strategy."

     Regulatory. The Company's plans to provide an expanded array of telecommunications services in Europe, including local, long distance, international, data and Internet services, will subject the Company to significant additional regulation at the EU, national and local levels. Delays in receiving required regulatory approvals, or the enactment of adverse regulations or regulatory requirements, may delay or prevent the Company from offering its services in many European markets, restrict the types of services offered by the Company, constrain the Company's deployment of its networks and otherwise adversely affect the Company's operations. There can be no assurance that the Company will be able to obtain the necessary regulatory approvals on a timely basis or that the Company will not otherwise be affected by regulatory developments, any of which may have a material adverse effect on the Company.

     Competition. The provision of telecommunications services in Europe is extremely competitive and the Company's success will depend upon its ability to compete with a variety of telecommunications providers in each of its markets. The Company's competitors will include PTOs, alliances among telecommunications companies (such as Global One, an alliance among Sprint, Deutsche Telekom and France Telecom), facilities-based competitors (including WorldCom Inc. ("WorldCom"), Viatel Inc. ("Viatel"), Esprit Telecom Group plc ("Esprit"), Econophone, Inc. ("Econophone"), Primus Telecommunications Group, Incorporated ("Primus") and Cable & Wireless, plc ("Cable & Wireless"), resellers, data providers, Internet service providers and other bundled services providers. The Company may also face competition in one or more of its markets from competitors utilizing new or alternative technologies or new applications of existing technologies, including cable television companies, wireless telephone companies, microwave carriers and satellite companies. Many of the Company's competitors will have established customer bases and extensive brand name recognition, and many of such competitors will have greater financial, management and other resources than the Company.

     The Company will compete primarily on the basis of price and, to a lesser extent, on the type and quality of services it offers. Many of the Company's potential competitors have the ability to use their substantial financial resources to cause severe price competition in the markets in which the Company plans to operate, which would force the Company to lower its prices to remain competitive. The Company also expects to experience significant customer attrition as a result of the highly competitive nature of its markets, and it may be difficult for the Company to attract and retain a sufficient customer base. There can be no assurance that the Company will be able to effectively market its expanded service offerings or that competitive pressures will not have a material adverse effect on the Company.

     Entering New Markets. The Company will have to make significant operating and capital investments in order to implement its European Services Strategy and there are numerous operating complexities associated with providing these services. The Company will be required to develop new products and services and will need to establish direct and/or indirect sales channels to market its offerings. Sophisticated information and processing systems will be vital to the Company's success and the Company will need to implement and integrate the necessary provisioning, billing and collection systems for its services. The Company has no prior experience in offering expanded services in Europe or in targeting the European business and government customers. The Company may also rely upon third party vendors and contractors for network buildouts and information systems upgrades, and will need to obtain rights of way and other consents to develop its networks. There can be no assurance that the Company will successfully be able to implement its European Services

Strategy on a timely basis, or at all, and any delays in one or more of the Company's targeted markets may have a material adverse effect on the Company.

     Reliance on PTOs and Other Telecommunications Service Providers. In order to compete successfully with its expanded European services offerings, the Company will need to negotiate interconnection agreements with, and may need to negotiate collocation agreements and lease trunking capacity from, the PTOs and other local service providers operating in the Company's target markets. There can be no assurance that such interconnection and other agreements with the local service providers can be reached on terms that are satisfactory to the Company.

     With respect to its long distance and international services, the Company will need to negotiate resale agreements with long distance and international carriers. Such agreements frequently contain minimum volume commitments and the Company may be obligated to pay underutilization charges if it overestimates its need for transmission capacity. If the Company underestimates its need for transmission capacity, it may be required to obtain capacity through more expensive means.

     Acquisition-Related Risks. The Company may enter its targeted markets through acquisitions. If acquisitions are consummated, the Company will be subject to certain risks, including, among others, the difficulty of assimilating the acquired operations and personnel, the potential disruption of the Company's ongoing business and diversion of resources and management time and the potential impairment of relationships with employees or customers as a result of changes in management. In addition, the Company's ability to consummate acquisitions may be constrained by its high degree of leverage and by the terms of its outstanding indebtedness. There can be no assurance that any acquisitions will be made, that the Company will be able to obtain any additional financing needed to finance such acquisitions and, if any acquisitions are made, that the acquired business will be successfully integrated into the Company's operations or that they will perform as expected.

     Potential Adverse Impact on HER. Many of the Company's planned service offerings will compete with the services offered by the PTOs, New Entrants and other customers HER targets as an independent carrier's carrier. To the extent that the Company's subsidiaries offering such services contract with HER for capacity, the Company expects that such arrangements will be entered into on an arms' length basis. However, the Company's European Services Strategy could affect the perception of HER as an independent operator and could negatively impact HER's ability to attract and retain customers which could, in turn, have a material adverse effect on the Company.

RISKS RELATING TO REORGANIZATION OF RUSSIAN TELECOMMUNICATIONS INDUSTRY

     Svyazinvest was established by the Russian government in 1994 to hold the government's interest in 88 regional telecommunication companies. In April 1997, President Yeltsin approved the transfer of additional government-owned telecommunications assets, including the government's 51% stake in Rostelecom (the government controlled international and long distance operator), to Svyazinvest. On July 30, 1997, Mustcom Ltd., a Cyprus-based company that represents the interests of a consortium which includes ICFI Cyprus, Renaissance International Ltd., Deutsche Morgan Grenfell, Morgan Stanley, and certain entities affiliated with an affiliate of George Soros, purchased a 25% stake in Svyazinvest for $1.87 billion. As of June 30, 1998, after giving effect to the Stock Offerings, different affiliates of George Soros beneficially owned 15.3% of the Company's Common Stock. The President had also authorized the sale of another 24% of Svyazinvest at a future date. This sale was scheduled to occur in the second half of 1998; however, in view of the recent deterioration of the Russian economy and political instability, it is unclear when the sale may occur. See "-- Risks Relating to Russia and the CIS -- Political" and
"-- Economic." As a result of the government's actions, a single entity, Svyazinvest, now owns a majority interest in most of the Company's principal venture partners and other telecommunication service providers in Russia which together provide a range of international and domestic long distance and local telecommunications services throughout Russia. The consolidation of many of its partners under Svyazinvest and the possible sale of a significant interest in Svyazinvest to foreign and/or Russian investors will likely subject the Company to more coordinated competition from Svyazinvest, and may lead to material adverse changes in the business relationships between the Company and such partners, which business relationships represent a material component of the Company's business strategy in Russia. There can be no assurance that the continuing privatization of Svyazinvest, or the evolution of government policy regarding Svyazinvest and Rostelecom, will not have a material adverse effect on the Company or its ventures. See "-- Competition,"
"-- Dependence on Certain Local Parties; Absence of Control" and
"Business -- Russia and the CIS -- Overview" and "Principal Stockholders."

MANAGING RAPID GROWTH

     As a result of the Company's past and expected continued growth and expansion, significant demands have been placed on the Company's management, operational and financial resources and on its systems and controls. The Company continues to construct segments of the HER network, expand its operations within Russia and the CIS and expand into additional geographic and service markets when business and regulatory conditions warrant. In order to manage its growth effectively, the Company must continue to implement and improve its operational and financial systems and controls, purchase and utilize additional telecommunications facilities and expand, train and manage its employee base. Inaccuracies in the Company's forecasts of market demand could result in insufficient or excessive telecommunications facilities and disproportionate fixed expenses for certain of its operations. There can be no assurance that the Company will be able to construct and operate the entire HER network as currently planned, expand with the markets in which its ventures are currently operating or expand into additional markets at the rate presently planned by the Company, or that any existing regulatory barriers to such expansion will be reduced or eliminated. As the Company proceeds with its development and expansion, there will be additional demands on the Company's customer support, sales and marketing and administrative resources and network infrastructure. There can be no assurance that the operating and financial control systems and infrastructure of the Company and its ventures will be adequate to maintain and effectively manage future growth. The failure to continue to upgrade the administrative, operating and financial control systems or the emergence of unexpected expansion difficulties could materially and adversely affect the Company's business, results of operations and financial condition.

RISKS RELATING TO EMERGING MARKETS

     Substantially all of the Company's revenue to date has been derived from operations in emerging markets, where the Company's businesses are subject to numerous risks and uncertainties, including political, economic and legal risks, such as unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, problems in collecting accounts receivable, political risks, fluctuations in currency exchange rates, foreign exchange controls which restrict or prohibit repatriation of funds, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity, and potentially adverse tax consequences resulting from operating in multiple jurisdictions with different tax laws, which could materially adversely impact the Company's business, results of operations and financial condition.

     The political systems of many of the emerging market countries in which the Company operates or plans to operate are slowly emerging from a legacy of totalitarian rule. Political conflict and, in some cases, civil unrest and ethnic strife may continue in some of these countries for a period of time. Many of the economies of these countries are weak, volatile and reliant on substantial foreign assistance. Expropriation of private businesses in such jurisdictions remains a possibility, whether by an outright taking or by confiscatory tax or other policies. There can be no assurance that GTS's operations will not be materially and adversely affected by such factors or by actions to expropriate or seize its operations. The success of free market reforms undertaken in certain of the emerging market countries in which the Company operates is also uncertain, and signs of economic instability are evident. These factors may reduce and delay business activity, economic development and foreign investment.

     Legal systems in emerging market countries frequently have little or no experience with commercial transactions between private parties. The extent to which contractual and other obligations will be honored and enforced in emerging market countries is not entirely free from doubt. Accordingly, there can be no assurance that difficulties in protecting and enforcing rights in emerging market countries will not have a material adverse effect upon GTS and its operations. Additionally, the Company's businesses operate in uncertain regulatory environments. The laws and regulations applicable to GTS's activities in emerging market countries are in general new and subject to change and, in some cases, incomplete. There can be no assurance that local laws and regulations will become stable in the future, or that changes thereto will not materially adversely affect the operations of the Company, the ability of the Company to pay the principal of, and the interest on, its indebtedness and could adversely affect the value of the Common Stock. Additionally, telecommunications regulations in the more developed Western European markets in which GTS participates are currently undergoing changes initiated by the Commission of the European Union. See "Business."

RISKS RELATING TO RUSSIA AND THE CIS

     Substantially all of the Company's revenue to date has been derived from operations in Russia and the CIS. Foreign companies conducting operations in the former Soviet Union face significant political, economic, and legal risks. The Company continuously evaluates a number of potential transactions, some of which may involve the contribution of certain of its Russian businesses in exchange for an interest of equivalent or greater value in the surviving entity and, if consummated, may be material to the Company's operations and financial condition and could increase its exposure to such risks.

     Political. The political systems of Russia and the other independent countries of the CIS, which are in a stage of relative infancy, are vulnerable to instability due to the populace's dissatisfaction with reform, social and ethnic unrest and changes in government policies. Such instability could lead to events that could have a material adverse effect on the Company's operations in these countries. In recent years, Russia has been undergoing a substantial political transformation. During this transformation, legislation has been enacted to protect private property against expropriation and nationalization. However, due to the lack of experience in enforcing these provisions during the period they have been in effect and due to potential political changes in the future, there can be no assurance that such protections would be enforced in the event of an attempted expropriation or nationalization. Expropriation or nationalization of the Company, its assets or portions thereof, whether by an outright taking or by confiscatory tax or other policies potentially without adequate compensation, would have a material adverse effect on the operations of the Company, the ability of the Company to pay the principal of, and the interest on, the Bonds and could adversely affect the market price of the Bonds and the Common Stock.

     The various government institutions and the relations between them, as well as the government's policies and the political leaders who formulate and implement them, are subject to rapid and potentially violent change. For example, the Constitution of the Russian Federation gives the President of the Russian Federation substantial authority, which is frequently challenged by the Duma, the lower house of the Russian Parliament, and any major changes in, or rejection of, current policies favoring political and economic reform by the President may have a material adverse effect on the Company. In March 1998, President Yeltsin dismissed his entire cabinet, including Prime Minister Victor Chernomyrdin, citing, among other things, a need for more dynamism and initiative in the Russian government. Since March 1998, dramatic political changes have occurred in Russia. At that time, President Yeltsin dismissed his government headed by Prime Minister Victor Chernomyrdin and formed a new government led by Sergei Kirlyenko, the young Prime Minister committed to continuing political and economic reforms. In August 1998, Yeltsin dismissed the Kirlyenko government and engaged in a struggle with Parliament over leadership of the new government. Ultimately, under pressure from Parliament, Yeltsin withdrew his nomination of Victor Chernomyrdin and accepted Yevgeny Primakov as a compromise candidate. Primakov rapidly received approval from the Duma and is in the process of forming his government and seeking to develop and implement policies to address Russia's current economic crisis. Primakov is not expected to follow the pro-market reform policies of his predecessors and his appointments and policy pronouncements to date suggest that he favors greater government intervention in the economy and possibly stricter currency controls. It is too soon to determine what impact Prime Minister Primakov's policies will have on the Company's business in Russia, but the political situation remains very unsettled. In addition, it is uncertain whether the resolution of these and other issues could have a material adverse effect on the Company.

     Furthermore, the political and economic changes in Russia have resulted in significant dislocations of authority. As a result of the turmoil at the federal government level and the continuing absence of a strong central government, the regions of Russia are exercising more independence in both political and economic policies. In addition, the local press and international press have reported that significant organized criminal activity has arisen and high levels of corruption among government officials exist where the Company operates. While the Company does not believe it has been adversely affected by these factors to date, no assurance can be given that organized or other crime will not in the future have a material adverse effect on the Company.

     Economic. Russia is in a serious economic crisis which places at risk the reforms the Russian government has enacted to create the conditions for a more market-oriented economy, particularly the government's progress in reducing inflation and stabilizing the currency. For some time, Russia has experienced generally rising unemployment and underemployment, high government debt relative to gross domestic product and high levels of corporate insolvency. Russia continues to experience chronic problems in its tax collection policies which, coupled with the recent downturn in commodity prices on world markets, has created a serious liquidity problem. Concerns about Russia's economy and political instability have resulted in the Russian stock market losing approximately 84% of its value during the first eight months of 1998. Under these circumstances, no assurance can be given that reform policies will continue to be implemented and, if implemented, will be successful, that Russia will remain receptive to foreign trade and investment or that the economy will not suffer additional substantial setbacks. If the Russian economy does not improve, it is likely this will have a material adverse effect on the demand for the services offered by the Company in Russia.


     In response to these economic problems, in May and early June 1998, the Russian Central Bank and other Russian governmental authorities adopted a number of measures, including increasing the inter-bank lending rate charged by the Russian Central Bank and the rate offered on sovereign debt obligations, in order to maintain the value of the ruble and reduce the risk of the flight of foreign capital from the Russian economy. On July 13, 1998, the International Monetary Fund (the "IMF"), the World Bank and the Japanese government announced a plan to lend Russia $22.6 billion by the end of 1999. The extension of these loans is conditional upon the Russian government's implementation of a number of economic reforms, including measures to enhance tax collections and narrow the budget deficit. The measures taken in May, June and July 1998 appear to have failed to stabilize the economy and to provide adequate liquidity. On August 17, 1998, the Russian government and the Central Bank of Russia announced emergency steps to improve liquidity (the "August 17 Decision"). Pursuant to this decision, the ruble's value was allowed to float between 6.0 and 9.5 rubles to the US Dollar, a 90-day moratorium was placed on the payment of foreign exchange to meet certain obligations of Russian entities, and the Russian government announced that it intended to restructure the payment terms of certain treasury bills. Since the August 17 Decision, the ruble's value has declined substantially below the 9.5 ruble/US Dollar floor set in the August 17 Decision. As a result, the Company's financial performance has been negatively affected. The Company has estimated, using a ruble/US Dollar exchange rate of between 15 to 25 rubles to one US Dollar, that a pre-tax charge to earnings of approximately $15 million to $20 million, respectively, will be realized in its third quarter 1998 financial results. The estimated charge to earnings is principally comprised of foreign currency exchange losses for ruble-denominated net monetary assets, but also reflects management's revised estimate on the collectibility of accounts receivable and the potential loss of cash deposits in Russian banks. Moreover, the Russian government has defaulted on payments, and proposed a restructuring, of certain sovereign debt obligations which has been criticized by Western holders of such obligations. As a result, it is likely that the Russian government and Russian businesses will have difficulty accessing Western financial markets for the foreseeable future. The consequences of the August 17 Decision and its aftermath remain unclear, but no assurance can be given that these emergency measures, coupled with the policies of Russia's new government, will be sufficient to stabilize the currency, enhance liquidity or prevent further economic dislocation. In particular, there can be no assurance that there will not be a further significant and sudden decline in the value of the ruble and consequent increased Company exchange-related losses and increased loss of investor confidence in the Russian economy. Such consequences could have a material adverse effect on the Company and its financial condition and results of operations and the Russian economy generally. See "-- Currency and Exchange Risks."

     The IMF and the G-7 refused to advance emergency funds to Russia to address the recent liquidity crisis. In addition, the IMF may not disburse the remaining tranches of the $22.6 billion loan referenced above, unless the Russian government complies with the conditions of such loan. This underscores the extent to which Russia, the CIS and other emerging countries in which the Company operates are dependent upon substantial financial assistance from several foreign governments and international organizations. To the extent any of this financial assistance is reduced or eliminated, economic development in Russia, the CIS and such other countries may be adversely affected.

     Russian and CIS businesses have a limited operating history in market-oriented conditions. The relative infancy of the business culture is reflected in the Russian banking system's under-capitalization and liquidity crises. Many Russian banks continue to have cash shortages. The Russian Central Bank has reduced banks' reserve requirements in order to inject more liquidity into the Russian financial system, but has stressed that it will not bail out the weaker banks. Many of these banks are expected to disappear over the next several years as a result of bank failure and anticipated consolidation in the industry. A general Russian banking crisis could have a material adverse effect on the Company's financial performance and the viability of the Company's receivables, the ability of the Company to recover funds deposited in Russian banks, as well as on the operations of the Company, and could adversely affect the value of the Common Stock.

     Regulation of the Telecommunications Industry. The Russian telecommunications system is currently regulated largely through the issuance of licenses. There is currently no comprehensive legal framework with respect to the provision of telecommunications services in Russia, although a number of laws, decrees and regulations govern or affect the telecommunications sector. As a result, ministry officials have a fairly high degree of discretion to regulate the industry. Although telecommunication licenses may not be transferred under Russian law, the Russian Ministry of Communications (the "MOC") has adopted the position that licensees may enter into agreements with third parties in connection with the provision of services under the licensee's license; however, the MOC does not generally review agreements entered into by licensees. There can be no assurances that the current or future regulation of the Russian telecommunications systems will not have a material adverse effect on the Company.

     Current Russian legislation governing foreign investment activities does not prohibit or restrict foreign investment in the telecommunications industry. However, there have been press reports of renewed consideration among certain factions of the Russian government of nationalization of certain strategic industries and foreign ownership restrictions as a result of the August 17 Decision and its aftermath. There can be no assurance that nationalization or future regulation of foreign investment in the telecommunications industry will not have a material adverse effect on the Company.

     In addition, a lack of consensus exists over the manner and scope of government control over the telecommunications industry. Because the telecommunications industry is widely viewed as strategically important to Russia, there can be no assurance that government policies liberalizing control over the telecommunications industry will continue. Any change in or reversal of such governmental policies could have a material adverse effect on the Company. See "Business -- Russia and the CIS -- Licenses and Regulatory Issues."

     Legal Risks. As part of the effort to transform their economies into more market-oriented economies, the Russian and other CIS governments have rapidly introduced laws, regulations and legal structures intended to give participants in the economy a greater degree of confidence in the legal validity and enforceability of their obligations. Risks associated with the legal systems of Russia and the other independent republics of the CIS include (i) the untested nature of the independence of the judiciary and its immunity from economic, political or nationalistic influence; (ii) the relative inexperience of judges and courts in commercial dispute resolutions and generally in interpreting legal norms; (iii) inconsistencies among laws, presidential decrees, government resolutions and ministerial orders; (iv) frequently conflicting local, regional and national laws, rules and regulations; (v) the lack of legislative, judicial or administrative guidance on interpreting the applicable rules; and (vi) a high degree of discretion on the part of government authorities and arbitrary decision making which increases, among other things, the risk of property expropriation. The result has been considerable legal confusion, particularly in areas such as company law, commercial and contract law, securities and antitrust law, foreign trade and investment law and tax law. Accordingly, there can be no assurance that the Company will be able to enforce its rights in any disputes with its joint venture partners or other parties in Russia or the CIS or that its ventures will be able to enforce their respective rights in any disputes with partners, customers, suppliers, regulatory agencies or other parties in Russia or that the Company can be certain that it will be found to be in compliance with all applicable laws, rules and regulations.

     Russia has adopted currency and capital transfer regulations designed to prevent the flight of capital from its borders. These regulations require certain licenses for the movement of capital, which includes the incurrence and repayment of indebtedness and the payment of capital contributions in foreign exchange to Russian entities. Although the Company believes it has complied with loan licensing requirements with respect to certain intercompany loans and capital contributions, there can be no assurance that Russian government authorities will not take an unexpected adverse position with respect to such loans which could materially adversely affect the Company's business.

     Taxes. Generally, taxes payable by Russian companies are substantial. In addition, taxes payable by Russian companies are numerous and include taxes on profits, revenue, assets and payroll as well as value-added tax ("VAT"). Moreover, statutory tax returns of Russian companies are not consolidated and therefore, each company must pay its own Russian taxes. Because there is no consolidation provision, dividends are subject to Russian taxes at each level. Currently, dividends are taxed at 15% and the payor is required to withhold the tax when paying the dividend, except with respect to dividends to foreign entities that qualify for an exemption under treaties on the avoidance of double taxation. To date, the system of tax collection has been relatively ineffective, resulting in the continual imposition of new taxes in an attempt to raise government revenues. This history, plus the existence of large government budget deficits, raises the risk of a sudden imposition of arbitrary or onerous taxes, which could adversely affect the Company.

     Because of uncertainties associated with the laws and regulations of the Russian tax system and the increasingly aggressive interpretation, enforcement and collection activities of the Russian tax authorities, the Company's Russian taxes may be in excess of the estimated amount expensed to date and accrued on the Company's balance sheets. It is the opinion of management that the ultimate resolution of the Company's Russian tax liability, to the extent not previously provided for, will not have a material adverse effect on the financial condition of the Company. However, depending on the amount and timing of an unfavorable resolution of this contingency, it is possible that the Company's future results of operations or cash flows could be materially affected in a particular period.

     In various foreign jurisdictions, the Company is obligated to pay VAT on the purchase or importation of assets, and for certain other transactions. In many instances, VAT can be offset against VAT which the Company collects and otherwise would remit to the tax authorities, or may be refundable. Because the law in some jurisdictions is unclear, the local tax authorities could assert that the Company is obligated to pay additional amounts of VAT. In the opinion of management, any additional VAT which the Company may be obligated to pay would not be material.

ADEQUACY OF MANAGEMENT, LEGAL AND FINANCIAL CONTROLS IN EMERGING MARKETS

     Many of the emerging market countries in which the Company operates, particularly in Russia and the CIS where the Company has to date derived most of its revenues, are deficient in management and financial reporting concepts and practices, as well as in modern banking, computer and other control systems. The Company historically has had difficulty in hiring and retaining a sufficient number of qualified employees to work in these markets. As a result of these factors, the Company has experienced difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards.

     The Company has a policy worldwide of complying with all applicable laws and seeks to ensure that all persons in its employ comprehend and comply with such laws. The application of the laws of any particular country, however, is not always clear, particularly in emerging market countries where commercial practices differ significantly from practices in the United States and other Western countries and the legal and regulatory frameworks are less developed. In addition, some practices, such as the payment of fees for the purpose of obtaining expedited customs clearance and other commercial benefits, that may be common methods of doing business in these markets might be unlawful under the laws of the United States. As a result of the difficulty the Company historically has experienced in emerging markets in instituting business practices that meet Western reporting and control standards, it historically has been unable to ascertain whether certain practices by its ventures, which were not in accordance with Company policy, were in compliance with applicable U.S. and foreign laws. If it were to be determined that the Company or any of its ventures were involved in unlawful practices and were the factual and legal issues relating thereto to be resolved adversely, the Company or its ventures could be exposed, among other things, to significant fines, risk of prosecution and loss of its licenses. See "-- Risks Relating to Emerging Markets" and "-- Government Regulation."

     In light of these circumstances, in the second half of 1996 the Company increased its efforts to improve its management and financial controls and business practices. The Company recruited a more experienced financial and legal team, including a new Chief Financial Officer of the Company, a senior finance officer overseeing all of the regions in which the Company operates, a senior finance officer for the CIS region, and a senior legal officer for the CIS region. The Company also established a Treasury group and adopted a more rigorous Foreign Corrupt Practices Act ("FCPA") compliance program. The Company has developed and implemented a training program for employees regarding U.S. legal and foreign local law compliance. The Company also appointed a Compliance Officer responsible for monitoring compliance with such laws and training Company personnel around the world. In connection with these developments, the Company expanded its corporate business practices policy to include, in addition to compliance with U.S. laws such as the FCPA, compliance with applicable local laws such as the conflict of interest rules under the 1996 Russian Joint Stock Company Law, currency regulations and applicable tax laws.

     In early 1997, the Company retained special outside counsel to conduct a thorough review of certain business practices of the Company in the emerging markets in which the Company operates in order to determine whether deficiencies existed that needed to be remedied. As a result of this review, the Company replaced certain senior employees in Russia and instituted additional and more stringent management and financial controls. As a result of the review, the Company did not identify any violations of law that management believes would have a material adverse effect on the Company's financial condition. There can be no assurances, however, that if the Company or any of its ventures were found by government authorities to have committed violations of law that, depending on the penalties assessed and the timing of any unfavorable resolution, the Company's future results of operations and cash flows would not be materially adversely affected in a particular period.

     Although the Company believes that this review was properly conducted and was sufficient in scope, there can be no assurance that all potential deficiencies have been identified or that the control procedures and compliance programs initiated by the Company will be effective. If the Company or any of its ventures are ever found to have committed violations of law, depending on the penalties assessed and the timing of any unfavorable resolution, the Company's future results of operations and cash flows could be materially adversely affected in a particular period. Management believes, however, that the actions taken since the review to strengthen the Company's management, financial controls and legal compliance, coupled with the implementation of the recent recommendations from the review and the oversight provided through the Audit Committee of the Board of Directors of the Company to ensure compliance, will be adequate to address the recurrence of any past possible deficiencies.

DEPENDENCE ON CERTAIN LOCAL PARTIES; ABSENCE OF CONTROL

     Many GTS operations including Sovintel, TeleRoss and GTS Cellular have been developed in cooperation or partnership with key local parties, such as regional PTOs. The Company is substantially dependent on its local partners to provide marketing expertise and knowledge of the local regulatory environment in order to facilitate the acquisition of necessary licenses and permits. Any failure by the Company to form or maintain alliances with local partners, or the preemption or disruption of such alliances by the Company's competitors or otherwise, could adversely affect the Company's ability to penetrate and compete successfully in the emerging markets it operates in or enters. In addition, in the uncertain legal environments in which GTS operates, certain GTS businesses may be vulnerable to local government agencies or other parties who wish to renegotiate the terms and conditions of, or terminate, their agreements or other understandings with GTS.

     While the Company may have the right to nominate key employees, direct the operations and determine the strategies of such joint ventures, under the terms of their respective constituent documents, the Company's partners in some of the ventures have the ability to frustrate the exercise of such rights. Significant actions by most of GTS's ventures, such as approving budgets and business plans, declaring and paying dividends, and entering into significant corporate transactions effectively require the approval of GTS's local partners. Further, the Company would be unlikely as a practical matter to want to take significant initiatives without the approval of its joint venture partners. Accordingly, the absence of unilateral control by the Company over the operations of its joint ventures could have a material adverse effect on the operations of the Company and the ability of the Company to pay the principal of, and the interest on, the Bonds and could adversely affect the market price of the Bonds and the Common Stock.

     In addition, the Company and its venture partners frequently compete in the same markets. For example, Rostelecom, GTS's partner in Sovintel, is the dominant international and domestic long distance carrier in Russia. In addition, many of the regional telephone companies partnered with GTS in the TeleRoss Ventures offer cellular services in direct competition with certain of the operations of GTS Cellular. Such competition with its partners may lead to conflicts of interest for GTS and its partners in the operations of their ventures. There can be no assurance that any such conflicts will be resolved in favor of GTS. In addition, the combination under Svyazinvest of the Russian government's majority interest in Rostelecom and 85 of the regional telephone companies gives Svyazinvest a majority interest in entities that provide international and domestic long distance and local telecommunications services throughout Russia and may expose the Company to more coordinated competition from its partners in the Russian telecommunications market. See "-- Risks Relating to Reorganization of Russian Telecommunications Industry."

GOVERNMENT REGULATION

     As a multinational telecommunications company, GTS through its ventures is subject to varying degrees of regulation in each of the jurisdictions in which its ventures provide services. Local laws and regulations, and the interpretation of such laws and regulations, differ significantly among the jurisdictions in which the Company and its ventures operate. There can be no assurance that future regulatory, judicial and legislative changes will not have a material adverse effect on the Company, that regulators or third parties will not raise material issues with regard to the Company's or its ventures' compliance or noncompliance with applicable regulations or that any changes in applicable laws or regulations will not have a material adverse effect on the Company or any of its ventures.

     Many of GTS's ventures require telecommunications licenses, most of which have been granted for periods of three to ten years. The terms and conditions of these licenses may limit or otherwise affect the ventures' scope of operations. The Company has had favorable experience obtaining, maintaining and renewing licenses in the past. However, there can be no assurance that it will be able to obtain, maintain or renew licenses to provide the services it currently provides and plans to provide, that such licenses will be issued or renewed on terms or with fees that are commercially viable, or that licenses required by future ventures can be obtained by the Company or its partners. The loss of or a substantial limitation upon the terms of these telecommunications licenses could have a material adverse effect on the Company. See each section under "Business" entitled "Licenses and Regulatory Issues."

     A substantial portion of HER's strategy is based upon the timely implementation of regulatory liberalization of the European Union ("EU") telecommunications market on January 1, 1998 under existing European Community ("EC") directives. Although EU member states have a legal obligation to liberalize their markets in accordance with their requirements, certain more detailed aspects of the EU regulatory framework to apply in the liberalized environment after January 1, 1998 still remain to be adopted. In addition, Ireland, Portugal, Spain, Luxembourg and Greece have been granted extensions from the January 1, 1998 deadline. Ireland has stated in announcements in the second quarter of 1998 that its telecommunications market will be fully liberalized by December 1, 1998. There can be no assurance that each EU member state will proceed with the expected liberalization on schedule, or at all, or that the trend toward liberalization will not be stopped or reversed in any of the countries. Accordingly, HER faces the risk that it will establish the HER network and make capital expenditures in a given country in anticipation of regulatory liberalization which does not subsequently occur.

     In order to give effect to EC directives in each member state, national governments must pass legislation liberalizing their respective markets. This applies not only to the liberalization requirements set out in existing EC directives, but also to requirements set out in directives which have yet to be adopted. The implementation of EC directives in the telecommunications sector has been inconsistent or ambiguous in some EU member states. Such implementation could limit, constrain or otherwise adversely affect HER's ability to provide certain services. Furthermore, national governments may not necessarily pass legislation implementing an EC directive in the form required, or at all, or may pass such legislation only after a significant delay. Even if a national legislature enacts appropriate regulation within the time frame established by the EU, there may be significant resistance to the implementation of such legislation from PTOs, regulators, trade unions and other sources. Further, HER's provision of services in Europe may be materially adversely affected if any EU member state imposes greater restrictions on non-EU international services than on international services within the EU. These and other potential obstacles to liberalization could have a material adverse effect on HER's operations by preventing HER from establishing its network as currently intended, as well as a material adverse effect on the Company.

COMPETITION

     GTS faces significant competition in all of its existing telecommunications businesses and for the types of acquisition and development opportunities it seeks in both emerging and Western European markets. GTS's competition in these markets includes national PTOs, multinational telecommunications carriers, other telecommunications developers and certain niche telecommunications providers. In addition, certain of the Company's joint venture partners, including Rostelecom and the regional telephone companies in Russia, certain of HER's rail-based shareholders and other entities in the emerging markets in which the Company operates, are also competitors of the Company. As a result of the recent combination under Svyazinvest of the government's majority interest in Rostelecom and 85 of the regional telephone companies, the Company may in the future be subject to more coordinated competition from its partners in the Russian telecommunications market. Although the Company believes it has a favorable and cooperative relationship with its joint venture partners, there can be no assurance that these partners will continue to cooperate with the Company in the future or that they will not increase competitive pressures on the Company. Any measures taken by the partners that reduce the level of cooperation with the Company could jeopardize the Company's ability to participate in the management and operation of its joint ventures and could have a material adverse effect on the Company.

     WorldCom recently announced the commencement of operation of its pan-European fiber network, the first phase of which connects London, Amsterdam, Brussels, Frankfurt and Paris. Although the Company believes that the proposed WorldCom pan-European network is primarily intended to carry WorldCom traffic, WorldCom has stated that any excess capacity on such network will be used to provide a competitive "carriers' carrier" service.

     Viatel also recently announced its intention to build a pan-European fiber optic network connecting select cities in Belgium, France, the Netherlands and the United Kingdom and certain key business centers in Germany. Excess capacity would be available for other carriers. Viatel has stated that it began construction in spring 1998 and that it expects the network to become operational during the first quarter of 1999.

     In addition, Esprit plc also recently announced plans to construct an SDH fiber optic ring that will connect the United Kingdom, France, the Netherlands and Belgium. PTT Netherlands has announced similar plans to build a pan-European network.


     On September 17, 1998, Deutsche Telecom AG and France Telecom SA announced that they plan to collaborate on a high speed, fiber optic network that will cover sixteen European countries by 2000. On October 1, 1998, Global Crossing Ltd., which is engaged in the business of laying fiber optic cable under the

Pacific and Atlantic Oceans, announced that it will build a fiber optic network linking eighteen European cities by the fourth quarter of 1999.


     HER also competes with respect to its "point-to-point" transborder service offering against circuits currently provided by PTOs through International Private Leased Circuits. In addition, the liberalization of the European telecommunications market is likely to attract additional entrants to both the "point-to-point" and other telecommunications markets. There can be no assurance that HER will compete effectively against its current or future competitors.

     Many of the Company's competitors have technical, financial, marketing and other resources substantially greater than those of GTS. There can be no assurance that the Company will be able to overcome successfully the competitive pressures to which it is subject, both in the markets in which it currently operates and in markets into which it might expand. See each section under "Business" entitled "Competition." In addition, many of the Company's current and potential competitors are not subject to, or constrained by the prohibitions of, the FCPA, including the prohibition against making payments to government officials in order to obtain commercial benefits. The Company is subject to and seeks to comply with the limitations and prohibitions of such law, and accordingly may be subject to competitive disadvantages to the extent that its competitors are able to secure business, licenses or other preferential treatment through the making of such payments. Accordingly, there can be no assurances that the Company will be able to compete effectively against companies free from such limitations in the emerging markets where such commercial practices are commonplace. See "-- Adequacy of Management, Legal and Financial Controls in Emerging Markets."

SIGNIFICANT INFLUENCE BY CERTAIN STOCKHOLDERS


     Certain persons control substantial portions of the Company's voting stock. At June 30, 1998, after giving effect to the Stock Offerings, the Soros Associates and Alan B. Slifka and certain of his affiliates beneficially owned approximately 12.8% and 7.6%, respectively, of the Common Stock (including rights to acquire Common Stock). See "Principal Stockholders." In addition, two persons affiliated with the Soros Associates currently serve on the Company's Board of Directors (the "Board of Directors"). Consequently, these entities are in a position to exercise significant influence over the outcome of matters submitted for stockholder actions, including the election of members to the Board of Directors, and are able to influence the management and affairs of the Company. The Company has agreed to register pursuant to a shelf registration statement all of the shares of the Company's Common Stock (and securities convertible into or exercisable for shares of Common Stock) owned by Alan B. Slifka and his affiliates and the Soros Associates that were not sold in the Stock Offerings. See "-- Shares Eligible for Future Sale; Registration Rights; Potential Adverse Impact on Market Price from Sales of Common Stock," "Management" and "Principal Stockholders."


CURRENCY AND EXCHANGE RISKS

     All of GTS's operations are conducted outside the United States. A substantial portion of the Company's anticipated revenues (as well as the majority of its operating expenses) will be in foreign currency. As a result, the Company will be subject to significant foreign exchange risks. In particular, GTS's ventures in countries whose currencies are considered "soft currencies" subject the Company to the risk that it will accumulate currencies which may not be readily convertible into hard currency and which may be subject to significant limitations on repatriation. The Company historically has not entered into hedging transactions to limit its foreign currency risk exposure. In April 1998, the Company's subsidiary, HER, executed a currency swap transaction to limit its currency exposure associated with the $265 million aggregate principal amount of 11.5% senior notes that HER issued in August 1997. There can be no assurance that GTS's operations will not be adversely affected by such factors. In addition, these factors may limit the ability of the Company to reinvest earnings from ventures in one country to fund the capital requirements of ventures in other countries.

     In Russia, where the Company has derived most of its revenue to date, the ruble has generally experienced a steady depreciation relative to the U.S. Dollar over the past three years, although there has been some instability in the ruble exchange rate over this period of time. The August 17 Decision and its aftermath has resulted in more significant depreciation of the ruble to the U.S. Dollar. As a result, the Company's financial performance has been negatively affected. The Company has estimated, using a ruble/US Dollar exchange rate of between 15 to 25 rubles to one US Dollar, that a pre-tax charge to earnings of approximately $15 million to $20 million, respectively, will be realized in its third quarter 1998 financial results. The estimated charge to earnings is principally comprised of foreign currency exchange losses for ruble-denominated net monetary assets, but also reflects management's revised estimate on the collectibility of accounts receivable and the potential loss of cash deposits in Russian banks.


     In addition, the Company's tariffs are denominated in U.S. Dollars but charges are invoiced and collected in rubles, while the Company's major capital expenditures are generally denominated and payable in various foreign currencies. To the extent such major capital expenditures involve importation of equipment and the like, current laws permit the Company to convert its ruble revenues into foreign currency to make such payments; however, there is uncertainty whether, as a practical matter, it will be possible to convert rubles to U.S. Dollars or other "hard" currencies as a result of the August 17 Decision and its aftermath. Furthermore, the ruble is generally not convertible outside Russia although, in late April 1998, the Chicago Mercantile Exchange announced that the ruble is a currency that will be available for futures and options trading. A market exists within Russia for the conversion of rubles into other currencies, but it is limited in size and is subject to rules limiting the purposes for which conversion and payment may be effected. This market may become even more restricted as a result of policies the new Russian government may implement. The limited availability of other currencies may tend to inflate their values relative to the ruble and there can be no assurance that such a market will continue to exist indefinitely. Moreover, the banking system in Russia is not yet as developed as its Western counterparts and considerable delays may occur in the transfer of funds within, and the remittance of funds out of, Russia. The 90-day moratorium imposed by the August 17 Decision on certain foreign exchange payments may result in delays in such remittances. Any delay in converting rubles into a foreign currency in order to make a payment or delay in the transfer of such foreign currency could have a material adverse effect on the Company. The August 17 Decision constituted an abandonment of the Russian government's policy, in place since November 1997, of pegging the ruble/U.S. Dollar exchange rate to fluctuate within a certain narrow range. Since the August 17 Decision, the Russian authorities have been unable to maintain a stable exchange rate and there can be no assurance that there will not be an additional significant and sudden decline in the value of the ruble. Such a devaluation of the ruble could have a material adverse effect on the Company and its results of operations and the Russian economy generally. See
"-- Risks Relating to Russia and the CIS -- Economic".


EXCHANGE CONTROLS AND REPATRIATION RISKS RELATING TO RUSSIAN SECURITIES

     Russia has adopted currency and capital transfer regulations designed to prevent the flight of capital from its borders. These regulations require certain licenses for the movement of capital, which includes the incurrence and repayment of indebtedness and the payment of capital contributions in foreign exchange to Russian entities. The Company is resolving licensing issues with respect to certain intercompany loans and capital contributions with the applicable government agencies and believes that any licensing irregularities that may arise will not have a material adverse effect on its financial condition or results of operations. There can be no assurance, however, that Russian government authorities will not take an unexpected adverse position which could materially affect the Company's business.

     No assurance can be given that Russian foreign investment and currency legislation will continue to permit repatriation of the proceeds from investments. Furthermore, no assurance can be given that further restrictions will not be imposed on the conversion of ruble earnings into foreign currency for purposes of making dividend payments or on the repatriation of profits. If any such further restrictions were imposed, they would have a material adverse effect on the Company's interests in Russia.

DEPENDENCE ON KEY PERSONNEL

     The Company believes that its growth and future success will depend in large part upon the efforts of a small number of key executive officers, as well as on its ability to attract and retain highly skilled and qualified personnel to work in the emerging markets in which it operates. The Company has also replaced or reassigned executive officers and senior personnel. The competition for qualified personnel in the telecommunications industry is intense, particularly in emerging markets where the Company operates and, accordingly, there can be no assurance that the Company will be able to hire and retain qualified personnel. Although the Company believes it has maintained a strong management team, despite the change of personnel in Russia and the CIS, there can be no assurance as to what effect such personnel changes will have on the Company's operations in Russia and the CIS.

DEPENDENCE ON EFFECTIVE INFORMATION SYSTEMS

     To complete its billing, the Company must record and process massive amounts of data quickly and accurately. While the Company believes its ventures' management information systems are currently adequate, certain of such systems will have to grow as the ventures' businesses expand. The Company believes that the successful expansion of its information systems and administrative support will be important to its continued growth, its ability to monitor and control costs, to bill customers accurately and in a timely fashion and to achieve operating efficiencies. There can be no assurance that the Company will not encounter delays or cost-overruns or suffer adverse consequences in implementing these systems. Any such delay or other malfunction of the Company's management information systems could have a material adverse effect on the Company's business, financial condition and results of operations.

TAXES; AVAILABILITY OF NET OPERATING LOSS CARRYFORWARDS

     The tax rules and regimes prevailing in certain emerging market countries in which the Company operates or plans to operate are, in many cases, new and rapidly changing. Repatriation of profits may result in additional taxes. In addition, other forms of taxation, including VAT, excise taxes and import duties, change at an unpredictable pace and may have an adverse effect on the Company's operations.

     Availability of tax holidays and provisions of tax treaties with the United States are subject to changes which may affect GTS's utilization of certain tax benefits in the countries in which it operates as well as in the United States. Certain ventures in the CIS and Hungary are operating under tax holidays granted by local governments. Tax holidays are for periods ranging from five to several years after achieving profitability under local tax regulations. In addition to these holidays, certain of the Company's foreign ventures have foreign tax loss carryforwards in excess of $60.0 million.

     As of December 31, 1997, the Company had net operating loss carryforwards for U.S. federal income tax purposes of approximately $110 million expiring in fiscal years 2003 through 2012. Because of the "change in ownership" provisions of the Tax Reform Act of 1986, the utilization of the Company's net operating loss carryforwards will be subject to an annual limitation as a result of the consummation of the IPO and the Offerings.

     The Company's financial statements do not reflect any provision for benefits that might be associated with the U.S. and non-U.S. loss carryforwards. There can be no assurance that such loss carryforwards will be allowed, in part or full, by local tax authorities against future income.

TECHNOLOGY

     The telecommunications industry is subject to rapid and significant changes in technology and such technological advances may reduce the relative effectiveness of existing technology and equipment. The Company obtains telecommunications equipment from a number of vendors, upon whom it is dependent for the adaptation of such equipment to meet varying local telecommunications standards. The cost of implementation of emerging and future technologies could be significant. There can be no assurance that the Company will maintain competitive services or that the Company will obtain appropriate new technology on a timely basis or on satisfactory terms. Any failure by the Company to maintain competitive services or obtain new technologies could have a material adverse effect on the Company's business, financial condition and results of operations.

     Development and operation of the HER network are also subject to certain technological risks. The network has been designed to utilize SDH technology. While SDH represents an advanced, new transmission technology, HER's ability to upgrade technology from this platform may be important in establishing and/or maintaining a cost advantage over competitive carriers. There can be no assurance that the HER network will achieve the technical specifications for which it was designed or that HER will be able to upgrade the network as technological improvements in telecommunications equipment are introduced. Failure to achieve current specifications for, or future upgrades of, the network may materially and adversely affect the viability of the HER network and could have a material adverse effect on the prospects of GTS, and the operations of the Company the ability of the Company to pay the principal of, and the interest on, the Bonds and could adversely affect the market price of the Bonds and the Common Stock.

DIFFICULTY IN OBTAINING RELIABLE MARKET INFORMATION

     The Company operates in markets in which it is difficult to obtain reliable market information. The Company's business planning has been based on certain assumptions concerning subscriber base, usage levels, pricing and operating expenses based on the Company's experience and the Company's own investigation of market conditions in the emerging market countries in which it operates. No assurances can be given as to the accuracy of such assumptions, and such assumptions may not be indicative of the actual performance of the Company's operations.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS; POTENTIAL ADVERSE IMPACT ON MARKET PRICE FROM SALES OF COMMON STOCK

     Sales of substantial amounts of Common Stock in the public market following the Stock Offerings could adversely affect the market price of the Common Stock and adversely affect the Company's ability to raise capital at a time and on terms favorable to the Company.


     As of June 30, 1998, after giving effect to the Stock Offerings, there would have been 60,042,716 shares of Common Stock outstanding excluding (w) 10,133,346 shares for which outstanding warrants and vested options are exercisable, (x) 5,970,100 shares into which the Convertible Bonds are convertible and (y) the 8,481,417 shares into which the New Convertible Bonds are convertible. Any shares of Common Stock that may be issued to stockholders of NetSource Europe ASA in connection with the Company's Offer to acquire all the NetSource Europe shares held by such stockholders are not included in this discussion of the shares of Common Stock eligible for future sale. See "Recent Developments."


     Of the 60,042,716 outstanding shares, (i) the 12,765,000 shares registered in the IPO and the 14,506,900 shares registered in the Stock Offerings will be freely tradable without restriction under the Securities Act (except that any shares held by "affiliates" of the Company may generally be resold only in compliance with applicable provisions of Rule 144, as described below) and (ii) approximately 11,680,000 additional shares may be resold under Rule 144 without restriction under the Securities Act and approximately 15,600,000 additional shares may be resold under Rule 144 subject to the volume and manner limitations therein (in each case, subject to the lock-up agreements entered into in connection with the IPO, which agreements prohibit the sale of such shares until August 5, 1998). In addition, the 8,481,417 shares into which the New Convertible Bonds are convertible will be freely tradable without restriction under the Securities Act.


     In addition, the Company has caused to become effective (i) this registration statement and (ii) two registration statements on Form S-8 covering the resale of shares of Common Stock issued to employees, officers and directors of the Company pursuant to employee benefit plans. Furthermore, the Company has agreed to register pursuant to a shelf registration statement all of the shares of the Company's Common Stock (and securities convertible into or exercisable for shares of Common Stock) owned by Alan B. Slifka and his affiliates and the Soros Associates (the "Affiliate Shares") in consideration of such shareholders' undertaking to be bound by certain restrictions on their ability to resell such Affiliate Shares under such shelf registration statement for specified periods after the consummation of the Offerings (the "Restrictions"). Under the Restrictions, holders of Affiliate Shares will be prevented, subject to certain exceptions, from selling any such shares during the first six-months after the closing date of the Offerings and will be able to sell (i) 50% of such shares after the six-month anniversary of the closing date of the Offerings, (ii) 75% of such shares after the nine-month anniversary of the closing date of the Offerings and (iii) 100% of such shares after the twelve-month anniversary of the closing date of the Stock Offerings. Certain limited partners of partnerships affiliated with Alan B. Slifka and currently in dissolution may, upon advance notice to the Company, withdraw some or all of their shares of Common Stock from registration under the shelf registration statement and from the Restrictions. The number of shares of Common Stock subject to this withdrawal may not exceed the total of 726,953 shares of Common Stock minus the number of shares sold by such members in the Stock Offerings. Holders of approximately 18,980,000 shares of Common Stock and warrants to purchase 4,444,444 shares of Common Stock, and an affiliate of the Company with an option with respect to 438,311 shares of Common Stock, have certain demand and piggy-back registration rights for shares that are not being sold in the Stock Offerings.

     No predictions can be made about the effect, if any, that future sales of Common Stock or the availability of the Common Stock for sale would have on the market price for the Common Stock. Sales of large numbers of shares of Common Stock in the public market pursuant to Rule 144 or pursuant to an effective registration statement under the Securities Act, or the perception that sales could occur, may have an adverse effect on the market price for the Common Stock. See "Shares Eligible for Future Sale" and "Description of Capital
Stock -- Prior Purchase Agreements -- Registration Rights."

ABSENCE OF DIVIDENDS


     The Company has not paid any dividend on its Common Stock and does not intend to pay dividends in the foreseeable future. In addition, the indenture governing the 9 7/8% Notes, dated February 10, 1998, currently prohibits the payment of dividends. This indenture contains dividend restrictions. In the event that the Company and/or certain operating companies of the Company enter into future financings, the terms of such financings may include dividend restrictions. See "Dividend Policy." In addition, as a result of actions that have been implemented by the August 17 Decision and additional actions that may be taken by the Russian government, the ability of the Company's ventures in that country to declare and pay dividends may be legally or practically restricted. See "-- Risks Relating to Russia and the CIS."


ANTI-TAKEOVER PROVISIONS


     The Company is subject to Section 203 of the Delaware General Corporation Law that contains certain anti-takeover provisions which prohibit a "business combination" between a corporation and an "interested stockholder" within three years of the stockholder becoming an "interested stockholder" except in certain limited circumstances. The business combination provisions of Section 203 of the Delaware General Corporation Law may have the effect of deterring merger proposals, tender offers or other attempts to effect changes in control of the Company that are not negotiated and approved by the Board of Directors. Accordingly, stockholders of the Company could be prevented from realizing a premium on their shares in a transaction not approved by the Board of Directors. In addition, the Company's Certificate of Incorporation and/or By-Laws have several provisions that could also have the effect of delaying or preventing a change of control of the Company. Specifically, the Company's Certificate of Incorporation and/or By-Laws provide for a classified Board of Directors serving staggered three-year terms, restrictions on whom may call a special meeting of stockholders, a prohibition on stockholder action by written consent, restrictions on the removal of directors and supermajority voting requirements with respect to certain amendments to the Certificate of Incorporation. The Company's Certificate of Incorporation also grants the Board of Directors the authority to issue up to 10,000,000 shares of preferred stock in one or more series and to determine the rights, voting powers, dividend rate, conversion rights, redemption price, liquidation preference and other terms of such preferred stock without any further vote or action by the stockholders. Further, the Company has adopted a stockholders rights plan and in connection therewith, 200,000 shares of preferred stock have been authorized as Series A Preferred Stock (as defined herein). The foregoing provisions, and any issuance of preferred stock (including Series A Preferred Stock) with voting or conversion rights, may adversely affect the voting power of the holders of Common Stock and may have the effect of delaying or preventing a change of control of the Company or adversely affect the market price of the Bonds and the Common Stock. See "Description of Capital Stock -- Certain Charter and By-Law Provisions."

ENFORCEABILITY OF JUDGMENTS

     Substantially all of the assets of the Company (including all of the assets of the Company's operating ventures) are located outside the United States. As a result, it will be necessary for investors to comply with foreign laws in order to enforce judgments obtained in a United States court (including those with respect to federal securities law claims) against the assets of the operating ventures, including foreclosure upon such assets, and there can be no assurance that any U.S. judgments would be enforced under any such foreign laws.

VOLATILITY OF STOCK PRICE


     The market price for the Common Stock could be subject to significant fluctuations in response to various factors such as political and economic development in emerging markets (including Russia and the CIS), announcements of new contracts, technological innovations or new products by the Company or its competitors, other announcements concerning the Company or its competitors, changes in government regulations, fluctuations in the Company's quarterly and annual operating results and general market conditions. In addition, the stock markets have in recent years experienced significant price fluctuations. Those fluctuations often have been unrelated to the operating performance of the specific companies whose stock is traded. Market fluctuations, as well as economic conditions, have adversely affected, and may continue to adversely affect, the market price of the Common Stock.



                              RECENT DEVELOPMENTS



     In October 1998, the Company entered into an agreement with the holders of approximately 42 percent of the outstanding shares of NetSource Europe ASA, a limited liability company organized under the laws of Norway ("NetSource Europe") to acquire the NetSource Europe stock owned by such holders subject to certain conditions, including the Company making an offer (the "Offer") by October 16, 1998 to acquire all of the capital stock of NetSource Europe for aggregate consideration consisting of (i) 4,037,500 shares of Company Common Stock and (ii) cash consisting of (A) $15 million and (B) the value in cash on the closing date of the Offer of 712,500 shares of Company Common Stock. In addition, an additional $35 million (in cash or Company Common Stock, at the Company's election) may be paid to the NetSource Europe shareholders and certain NetSource Europe managers if NetSource Europe meets or exceeds certain quarterly and annual revenue, operating margin and cashflow targets in calendar year 1999. Under International Accounting Standards, the annual performance targets are revenues of $199.0 million; gross margins of 28 percent; and earnings before interest, taxes, depreciation and amortization (EBITDA) of $(0.56 million) in 1999. The boards of directors of both the Company and NetSource Europe have approved the transaction. On October 16, 1998, the Company initiated the Offer, which terminates on October 30, 1998. The NetSource Europe board of directors has recommended to its shareholders that they accept the Offer. The Company's consummation of the Offer is subject to acceptance of the Offer by holders of not less than 67 percent of NetSource Europe's shares on a fully diluted basis, completion of due diligence by the Company and NetSource Europe, receipt of applicable regulatory approvals, and satisfaction of certain other conditions. The Offer may be terminated by the Company or the above-referenced holders of NetSource Europe stock if the Offer has not been consummated by November 30, 1998. The shares of Company Common Stock being offered to NetSource Europe's shareholders will not be registered under the Securities Act. GTS has agreed, however, to register as soon as reasonably practicable the shares of Company Common Stock that will be issued as consideration to the NetSource Europe shareholders. There can be no assurance that the Offer will be consummated.



     Founded in 1993, NetSource Europe is a European telecommunications services company engaged primarily in the business of reselling voice telecommunications services. At June 30, 1998, NetSource Europe had approximately 27,900 business customers in Europe and approximately 61,400 residential customers in Germany and the Netherlands. NetSource Europe has 250 full time employees, including 40 direct sales personnel, and a network of 182 indirect sales agents. NetSource Europe has offices in Belgium, Denmark, Germany, Ireland, the Netherlands, Norway and Sweden, and switching facilities in Dublin and Heidelberg.

                                USE OF PROCEEDS

     The Selling Holders will receive all of the proceeds from the sale of the Offered Securities and the Company will not receive any proceeds from the sale thereof.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock has been traded on the Nasdaq National Market since February 5, 1998, the date of the IPO, under the symbol "GTSG." The following table sets forth, for the periods indicated, the high and low closing bid prices per share of the Common Stock as reported on the Nasdaq National Market.


                                                               HIGH          LOW
                                                              ------        ------
Quarter ending March 31, 1998...............................  $49.00        $25.94
Quarter ending June 30, 1998................................  $51.25        $35.38
Quarter ending September 30, 1998...........................  $64.25        $24.50
Quarter ending December 31, 1998 (through October 21,
  1998).....................................................  $32.63        $21.13



     The closing bid price for the Common Stock as reported on the Nasdaq National Market on October 21, 1998 was $31.38. As of September 30, 1998, there were approximately 183 holders of record of the Company's Common Stock.


                                DIVIDEND POLICY

     GTS has not paid any dividend on its Common Stock and does not intend to pay dividends in the foreseeable future. In addition, the indenture governing the Company's 9 7/8% Notes currently prohibits the payment of dividends. This indenture contains restrictions on the making of restricted payments (in the form of the declaration or payment of certain dividends or distributions, the purchase, redemption or other acquisition of any capital stock of the Company, the voluntary prepayment of pari passu or subordinated indebtedness and the making of certain investments, loans and advances) unless no Default or Event of Default (each, as defined in such indenture) exists, its leverage ratio does not exceed 6.0 to 1.0 and such restricted payments do not exceed certain amounts.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of June 30, 1998 and as adjusted to give effect to the Offerings.

                                                                          AS ADJUSTED
                                                                            FOR THE
                                                               ACTUAL      OFFERINGS
                                                              ---------   -----------
                                                                  (IN THOUSANDS,
                                                                EXCEPT SHARE DATA)
Cash and cash equivalents...................................  $ 477,996   $1,049,963
                                                              =========   ==========
Related party debt maturing within one year.................  $      --   $       --
Debt maturing within one year...............................      9,028        9,028
Current portion of capital lease obligations................     17,380       17,380
                                                              ---------   ----------
          Current debt......................................     26,408       26,408
Long-term obligations (net of current portion)
  Related party debt, less current portion..................      3,530        3,530
  9 7/8% Senior Notes due 2005..............................    105,000      105,000
  HER Senior Notes due 2007.................................    265,000      265,000
  New Convertible Bonds.....................................         --      466,902
  Convertible Bonds.........................................    115,872      115,872
  Capital leases............................................    158,700      158,700
  Other long-term debt, less current portion................      9,170        9,170
                                                              ---------   ----------
          Long term debt....................................    657,272    1,124,174
                                                              ---------   ----------
          Total debt........................................    683,680    1,150,582
                                                              ---------   ----------
Minority interest...........................................     39,466       39,466
Common Stock subject to repurchase..........................     16,411       16,411
Shareholders' equity(1):
  Common stock, $0.10 par value (135,000,000 shares
     authorized; 57,241,716 shares issued and outstanding,
     actual; 60,042,716 shares issued and outstanding, as
     adjusted)..............................................      5,724        6,004
Additional paid-in capital..................................    567,573      687,193
Accumulated deficit.........................................   (306,241)    (306,241)
Other.......................................................     (9,483)      (9,483)
                                                              ---------   ----------
          Total shareholders' equity........................    257,573      377,473
                                                              ---------   ----------
Total capitalization........................................  $ 997,130   $1,583,932
                                                              =========   ==========

---------------

(1) Excludes at June 30, 1998 (i) 4,444,443 shares of Common Stock reserved for issuance upon exercise of outstanding warrants at an exercise price of $9.33 per share, (ii) 5,688,903 shares of Common Stock reserved for issuance upon exercise of outstanding stock options at a weighted average exercise price of $14.91 per share, (iii) 5,970,100 shares issuable upon conversion of the Convertible Bonds, (iv) 224,190 shares of Common Stock reserved for issuance pursuant to the TCM business partnership agreement as deferred consideration to TCM's partners and (v) 8,481,417 shares of Common Stock issuable in connection with the New Convertible Bonds. See "Certain Related Party Transactions."

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     The following selected historical consolidated financial data as of and for the years ended December 31, 1993, 1994, 1995, 1996 and 1997 are derived from the Company's audited Consolidated Financial Statements. The following unaudited selected historical consolidated financial data as of June 30, 1998 and for the three and six months ended June 30, 1997 and 1998 are derived from the Company's unaudited Consolidated Financial Statements. The selected financial data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited Consolidated Financial Statements and related notes thereto appearing elsewhere in this Prospectus.

     Under generally accepted accounting principles, many of the Company's ventures are accounted for by the equity method of accounting. Under this method, the operating results of the ventures are included in the Company's Consolidated Statement of Operations as a single line item, "Equity in (losses) earnings of ventures." The Company recognizes 100% of the losses in ventures where the Company bears all of the financial risk (which includes all of the Company's significant ventures except for Sovintel and, historically, HER). Also, the assets, liabilities and equity of the ventures are included in the Company's Consolidated Balance Sheets as a single line item "Investments in and Advances to Ventures." See Note 3 to the Company's audited Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview." Financial information about the Company's equity ventures is included below under "Supplemental
Information -- Selected Historical Financial Data -- Combined Equity
Investments."

                                                                                          THREE MONTHS           SIX MONTHS
                                                                                              ENDED                 ENDED
                                              YEARS ENDED DECEMBER 31,                      JUNE 30,              JUNE 30,
                                ----------------------------------------------------   -------------------   -------------------
                                 1993       1994       1995       1996      1997(1)      1997       1998       1997       1998
                                -------   --------   --------   --------   ---------   --------   --------   --------   --------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues, net.................  $   328   $  2,468   $  8,412   $ 24,117   $  47,098   $  8,908   $ 30,648   $ 17,295   $ 53,465
Gross margin..................      328         23         16      5,176       4,379      2,369      6,453      4,332     10,247
Operating expenses............    3,340     12,863     41,014     52,955      78,410     14,067     28,724     27,088     51,410
Equity in earnings (losses) of
  ventures....................      472       (135)    (7,871)   (10,150)    (14,599)    (6,747)     4,215    (10,167)     7,627
Other income (expense)........      100        990     11,034     (8,729)    (29,551)    (3,094)    (8,579)    (5,960)   (19,373)
Loss before extraordinary
  loss........................   (2,440)   (11,985)   (40,400)   (67,991)   (116,986)   (21,954)   (26,180)   (39,687)   (50,653)
Extraordinary loss(2).........       --         --         --         --          --         --         --         --    (12,704)
Net loss......................   (2,440)   (11,985)   (40,400)   (67,991)   (116,986)   (21,954)   (26,180)   (39,687)   (63,357)
Loss per share before
  extraordinary loss..........    (0.26)     (0.69)     (1.61)     (2.22)      (3.26)     (0.63)     (0.48)     (1.14)     (1.02)
Extraordinary loss per
  share(2)....................       --         --         --         --          --         --         --         --      (0.25)
Net loss per share............    (0.26)     (0.69)     (1.61)     (2.22)      (3.26)     (0.63)     (0.48)     (1.14)     (1.27)

                                                                                                              AT JUNE 30,
                                                    1993       1994       1995       1996      1997(1)           1998
                                                   -------   --------   --------   --------   ---------       -----------
                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA (AT END OF PERIOD):
Cash and cash equivalents........................  $ 3,641   $ 29,635   $  9,044   $ 57,874   $ 318,766   $  477,996
Property and equipment, net......................      829      8,393     29,523     35,463     236,897      330,847
Investments in and advances to ventures..........      794     13,841     56,153    104,459      76,730       76,885
Total assets.....................................    5,968     61,957    115,621    237,378     780,461    1,134,110
Total debt.......................................      725      2,152     27,454     85,547     639,359      683,680
Minority interest and stock subject to
  repurchase.....................................       --          8      5,273      6,248      31,255       55,877
Shareholders' equity.............................    4,685     54,684     55,322    113,668      26,967      257,573

---------------

(1) As a result of the Company's increase in ownership interest and amendment to the HER Shareholders Agreement that was completed on July 16, 1997, the Company accounts for its ownership interest in HER under the consolidation method of accounting. Prior to this date, the Company accounted for HER under the equity method of accounting.

(2) The Company recognized a $12.7 million extraordinary charge to earnings in the first quarter of 1998, as a result of the Company's early extinguishment of certain related party debt obligations. The nature of the charge is comprised of the write-off of $11.6 million of unamortized debt discount and $1.1 million of unamortized debt issuance costs that were deferred as financing costs and were being amortized over the original maturity of the debt.

                SUPPLEMENTAL INFORMATION -- SELECTED HISTORICAL
                 FINANCIAL DATA -- COMBINED EQUITY INVESTMENTS

    The following unaudited selected historical financial data -- equity investments for the years ended December 31, 1995, 1996 and 1997 and for the three and six months ended June 30, 1997 and 1998, are derived from the Company's financial records. It is intended to supplement the aforementioned selected historical consolidated financial data. The financial data set forth below represents 100% of the results of operations for each of the entities.

    The Company believes that this information provides additional insight on the Company's unconsolidated equity method investments. Generally accepted accounting principles prescribe inclusion of revenues and expenses for consolidated interests (generally interests of more than 50%, absent some other factors), but not for equity interests (generally interests of 20% to 50%) or cost interests (generally interests of less than 20%). Equity accounting ordinarily results in the same net income as consolidation; however, the net operating results are reflected on one line within the income statement.

                                                          OWNERSHIP               COST OF    OPERATING        NET
                                                         INTEREST(1)   REVENUES   REVENUES   EXPENSES    INCOME/(LOSS)
                                                         -----------   --------   --------   ---------   -------------
                                                                   (IN THOUSANDS, EXCEPT OWNERSHIP INTEREST)
YEAR ENDED DECEMBER 31, 1995
  Sovintel.............................................       50%      $44,292    $26,247     $ 7,047       $ 7,648
  TCM..................................................       50%           49         --          57            (7)
  TeleRoss.............................................       50%          176         59         242          (193)
  Sovam................................................     66.7%        4,434      2,914       3,273        (1,789)
  GTS Cellular Companies...............................       50%(2)     4,574      2,834       2,960        (2,165)
  Other................................................       50%(2)       526        957       9,379        (9,874)
                                                                       --------   --------    -------       -------
        Total..........................................                 54,051     33,011      22,958        (6,380)
  ADJUSTMENTS FOR INTER-AFFILIATE TRANSACTIONS(3)......                 (2,270)    (2,215)     (6,967)
YEAR ENDED DECEMBER 31, 1996
  Sovintel.............................................       50%      $75,040    $43,910     $10,411       $14,762
  TCM..................................................       50%       16,507      3,330       1,854         8,874
  TeleRoss.............................................       50%        2,413        832       2,293          (841)
  Sovam................................................     66.7%       11,671      8,236       5,714        (2,138)
  GTS Cellular Companies...............................       50%(2)    25,778     11,883      13,614        (3,406)
  Other................................................       50%(2)    12,063     12,235      21,132       (22,471)
                                                                       --------   --------    -------       -------
        Total..........................................                143,472     80,426      55,018        (5,220)
  ADJUSTMENTS FOR INTER-AFFILIATE TRANSACTIONS(3)......                (15,385)   (13,562)     (8,083)
YEAR ENDED DECEMBER 31, 1997
  Sovintel.............................................       50%      $113,962   $72,629     $17,020       $18,464
  TCM..................................................       50%       29,308      7,169       3,286        12,512
  TeleRoss.............................................       50%        6,794      2,138       3,612            71
  Sovam................................................     66.7%       17,808     10,684       5,653           780
  GTS Cellular Companies...............................       50%(2)    44,275     21,355      17,678          (906)
  Other................................................       50%(2)    14,013     13,757      27,596       (26,591)
                                                                       --------   --------    -------       -------
        Total..........................................                226,160    127,732      74,845         4,330
  ADJUSTMENTS FOR INTER-AFFILIATE TRANSACTIONS(3)......                (24,927)   (23,250)     (8,357)
THREE MONTHS ENDED JUNE 30, 1997
  Sovintel.............................................       50%      $28,977    $18,073     $ 4,260       $ 5,035
  TCM..................................................       50%        6,609      1,173         754         3,224
  TeleRoss.............................................       50%        1,302        266       1,122          (192)
  Sovam................................................     66.7%(4)     4,329      2,724       1,715          (263)
  GTS Cellular Companies...............................       50%(2)     9,292      4,560       4,815        (1,872)
  Other................................................       50%(2)     3,205      4,753       6,144        (8,719)
                                                                       --------   --------    -------       -------
        Total..........................................                 53,714     31,549      18,810        (2,787)
  ADJUSTMENTS FOR INTER-AFFILIATE TRANSACTIONS(3)......                 (3,924)    (4,898)     (5,707)
THREE MONTHS ENDED JUNE 30, 1998(4)
  Sovintel.............................................       50%      $34,703    $22,646     $ 5,169       $ 5,294
  TCM..................................................       50%       12,130      3,111       1,005         4,996
  TeleRoss.............................................       50%        2,648        775       1,254           295
  GTS Cellular Companies...............................       50%(2)    16,391      7,519       5,928         1,140
  Other................................................       50%(2)     7,512      6,620       1,916          (530)
                                                            ----       --------   --------    -------       -------
        Total..........................................                 73,384     40,671      15,272        11,195
  ADJUSTMENTS FOR INTER-AFFILIATE TRANSACTIONS(3)......                 (8,753)    (7,897)      5,529
SIX MONTHS ENDED JUNE 30, 1997
  Sovintel.............................................       50%       54,139     32,836       8,115         9,730
  TCM..................................................       50%       12,935      2,708       1,354         6,134
  TeleRoss.............................................       50%        2,831        550       1,796           323
  Sovam................................................     66.7%(4)     8,032      5,112       3,074          (381)
  GTS Cellular Companies...............................       50%(2)    17,337      8,225       8,405        (2,749)
  Other................................................       50%(2)     6,466      8,939      10,211       (13,878)
                                                            ----       --------   --------    -------       -------
        Total..........................................                101,740     58,370      32,955          (821)
ADJUSTMENTS FOR INTER-AFFILIATE TRANSACTIONS(3)........                 (9,857)    (9,658)     (8,582)

                                                          OWNERSHIP               COST OF    OPERATING        NET
                                                         INTEREST(1)   REVENUES   REVENUES   EXPENSES    INCOME/(LOSS)
                                                         -----------   --------   --------   ---------   -------------
                                                                   (IN THOUSANDS, EXCEPT OWNERSHIP INTEREST)
SIX MONTHS ENDED JUNE 30, 1998(4)
  Sovintel.............................................       50%       67,107     44,603       9,815         9,639
  TCM..................................................       50%       21,586      5,689       1,857         8,843
  TeleRoss.............................................       50%        5,040      1,492       2,232           620
  GTS Cellular Companies...............................       50%(2)    31,296     14,294      11,120         2,555
  Other................................................       50%(2)    12,038     10,980       3,040        (1,477)
                                                            ----       --------   --------    -------       -------
        Total..........................................                137,067     77,058      28,064        20,180
  ADJUSTMENTS FOR INTER-AFFILIATE TRANSACTIONS(3)......                (17,643)   (16,002)      9,687

---------------

(1) The ownership interest column indicates the Company's legal ownership percentage for the respective equity investments. The information is being provided to assist an investor or analyst in determining the Company's legal rights associated with the presented financial data. See Note 3 in the Company's audited Consolidated Financial Statements for additional disclosures related to the Company's equity investments.

(2) The Company generally maintains a 50% ownership interest in these equity investments. See Note 3 in the Company's audited Consolidated Financial Statements for additional disclosures related to the Company's equity investments.

(3) The adjustment amounts represent the effect of inter-affiliate transactions between the Company's consolidated and equity method ventures. More detailed information about inter-affiliate transactions is included under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Accounting Methodology."

(4) As a result of the Company's purchase of the minority partner's 33.3% interest in Sovam during the first quarter of 1998, the Company accounts for its ownership interest in Sovam under the consolidation method of accounting. Prior to this date, the Company accounted for Sovam under the equity method of accounting.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following is a discussion of the financial condition and results of operations of the Company as of June 30, 1998 and December 31, 1997 and 1996 and for the three and six months ended June 30, 1998 and 1997 and for the years ended December 31, 1997, 1996 and 1995. The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and the notes related thereto.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

     Certain statements contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" including, without limitation, those concerning (i) projected traffic volume, (ii) future revenues and costs,
(iii) changes in the Company's competitive environment and (iv) the performance of future equity-method investments, contain forward-looking statements concerning the Company's operations, economic performance and financial condition. Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements.

OVERVIEW

     Business. GTS is a provider of a broad range of telecommunications services to businesses, other telecommunications service providers and consumers in Russia and the CIS, Central Europe and Asia. In Western Europe, through HER, GTS is operating the initial segments of a pan-European high capacity fiber optic network which is designed to interconnect a majority of the largest Western and Central European cities and to transport international voice, data and multimedia/image traffic for other carriers throughout Western and Central Europe. GTS's strategy to develop its businesses generally has been to establish joint ventures with a strong local partner or partners while maintaining a significant degree of operational control. The Company's business activities consist of the ownership and operation of (i) international long distance businesses, which operate through international gateways that provide international switching services and transmission capacity, (ii) local access networks, which provide local telephone service, (iii) cellular networks, which provide wireless telecommunications services, (iv) a domestic long distance business, (v) data networks and (vi) carriers' carrier networks, which provide high volume transmission capacity to other carriers.

     The Company began to acquire interests in numerous telecommunications ventures beginning in 1994 and continued to acquire such interests throughout 1995 and 1996. Ventures with significant financial results in 1994 included Sovintel (an international long-distance and domestic and local access telecommunications service provider) and GTS-Hungary (a VSAT network telecommunications service provider); ventures that incurred start-up costs associated with building out their business infrastructure in 1994 included Sovam (a data and internet telecommunications service provider) and EuroHivo (a paging telecommunications service provider). In 1995, TeleRoss (a domestic long distance telecommunications service provider) and GTS Cellular (a basic cellular telecommunications service provider) began operations and expanded into numerous regions within the CIS by the end of 1996. Telecommunications of Moscow ("TCM") (a local access telecommunications service provider) began operations in 1996. HER (a carriers' carrier telecommunications service provider) began its network build-out in 1995, began limited operations at the end of 1996 and expects to continue to develop its network during 1998 and beyond. The fact that these ventures are in various stages of development affects the discussion of comparative results below. See "Business."

     GTS has invested significantly in its ventures through capital contributions and loans. In addition, the Company has made a significant commitment to its businesses and ventures through the provision of management assistance and training. GTS has also incurred significant expenses in identifying, negotiating and pursuing new telecommunications opportunities. GTS and certain of its ventures are experiencing continuing losses and negative operating cash flow primarily because the businesses are in the developmental and start-up phases of operations. Management recognizes that the Company must generate additional capital resources in order to continue its operations and meet its new development initiatives. The ultimate recoverability of the Company's investments in and advances to ventures is dependent on many factors including, but not limited to, the ability of the Company to obtain sufficient financing to continue to meet its capital and operational commitments, the economies of the countries in which it does business and the ability of the Company to maintain the necessary telecommunications licenses.

     The Company's businesses are developing rapidly. Some of the businesses operate in countries with emerging economies which have uncertain economic, political and regulatory environments. The general risks of operating businesses in the CIS and other developing countries include the possibility for rapid change in government policies including telecommunications regulations, economic conditions, the tax regime and foreign currency regulations. See "Risk Factors."

ACCOUNTING METHODOLOGY

     Accounting for Business Ventures. Wholly owned subsidiaries and majority-owned ventures where the Company has unilateral operating and financial control are consolidated. Those ventures where the Company exercises significant influence, but does not exercise unilateral operating and financial control, are accounted for by the equity method. The Company has certain majority-owned ventures that are accounted for by the equity method as a result of minority shareholder rights, super-majority voting conditions or other governmentally imposed uncertainties so severe that they prevent the Company from obtaining unilateral control of the venture.

     Profit and Loss Accounting. The Company recognizes profits and losses in accordance with its underlying ownership percentage or allocation percentage as specified in the agreements with its partners; however, the Company recognizes 100% of the losses in ventures where the Company bears all of the financial risk (which includes all of the Company's significant ventures except for Sovintel and, historically, HER). Accordingly, the portion of the losses that would normally be assigned to the minority interest partner ("Excess Losses") is recognized by the Company. When such ventures become profitable, the Company recognizes 100% of the profits until such time as the Excess Losses previously recognized by the Company have been recovered. As of June 30, 1998, $5.3 million and $9.0 million represent the net unrecovered Excess Losses for the Company's consolidated and equity method investments, respectively, that is expected to favorably benefit future period results from operations upon the Company's existing business ventures becoming profitable. This accounting policy was adopted prior to 1995; however, 1995 was the first year that the excess loss amount was deemed material for recognition within the Company's accounting records. For the period from January 1, 1997, through August 31, 1997, the Company recognized 100% of HER's losses due to GTS being the financing partner during this period. As a result of HER's issuance in August 1997, of $265 million aggregate principal amount of 11.5% senior notes due 2007 (of which $56.6 million was placed in escrow for the first two years' interest payments) the Company no longer considers itself as the financing partner.

     Inter-Affiliate Transactions. Several of the Company's ventures have entered into business arrangements through which they provide integrated solutions for their customers by leveraging each others' telecommunications infrastructure. These arrangements have historically been focused primarily within a region; however, as GTS has increased its geographic coverage and telecommunication capabilities, these arrangements have expanded between regions. In accordance with generally accepted accounting principles, all significant intercompany accounts and transactions are eliminated upon consolidation.

     Turnover Taxes. The Company's ventures within the CIS region incur a 4% turnover tax that is based on the revenues earned. The Company includes these taxes as a component of its operating expenses, since these taxes are incidental to the revenue cycle.

     The following table summarizes the accounting methodology for the business ventures through which the Company conducts its business.

                                           COUNTRY/REGION  EFFECTIVE GTS          ACCOUNTING
COMPANY NAME                               OF OPERATIONS     OWNERSHIP            METHODOLOGY
------------                               --------------  -------------      -------------------
CIS
  Sovintel...............................  Russia                 50%         Equity
  TCM....................................  Russia                 50%(1)      Equity
  TeleRoss Operating Company.............  Russia                100%(2)      Consolidated
  TeleRoss Ventures......................  Russia                 50%(3)      Equity
  Sovam..................................  Russia                100%(4)      Consolidated(4)
  GTS Cellular...........................  CIS               50%-100%(5)      Equity/Consolidated
Western Europe
  HER....................................  Western Europe         89%(6)      Consolidated(6)
  GTS-Monaco Access......................  Monaco                 50%         Equity
Central Europe
  GTS-Hungary............................  Hungary                99%         Consolidated
  EuroHivo...............................  Hungary                70%(7)      Equity
  CzechNet...............................  Czech Republic        100%         Consolidated
  CzechCom...............................  Czech Republic        100%         Consolidated
Asia
  V-Tech.................................  China                  75%         Equity
  Beijing Tianmu.........................  China                  47%         Equity
  CDI....................................  India                 100%         Consolidated

---------------

(1) Subsequent to June 30, 1998, the Company purchased the remaining minority ownership interest in GTS-Vox Limited. As a result, effective July 1998, the Company will have a 95% indirect interest in TCM, and TCM will be accounted for by the consolidation as opposed to the equity method of accounting.

(2) The TeleRoss Operating Company is comprised of a wholly owned subsidiary that operates a domestic long distance network and holds the applicable operating license for TeleRoss and performs the customer invoicing and collection functions for telecommunications services. TeleRoss Operating Company is accounted for under the consolidation method of accounting because GTS has unilateral control over the operations and management decisions. TeleRoss Operating Company's operations are further discussed in "-- Results of Operations -- Consolidated Ventures" and "Business -- Russia and the CIS -- TeleRoss." A significant portion of TeleRoss Operating Company's costs of revenue consists of settlement fees paid to the TeleRoss Ventures, with such fees being recorded as revenue by the TeleRoss Ventures. To date, all of the TeleRoss Ventures' revenue was derived from such fees. Any decline in the business or operations of the TeleRoss Ventures would have a material adverse effect on the results of TeleRoss Operating Company.

(3) TeleRoss Ventures is comprised of 14 joint ventures that are 50% beneficially owned by GTS, which originate traffic and provide local termination of calls through agency arrangements with TeleRoss Operating Company. GTS does not exercise unilateral control over the TeleRoss Ventures, and therefore, they are appropriately accounted for under the equity method of accounting. TeleRoss Ventures' operations are further discussed in "-- Results of Operations -- Non-Consolidated Ventures."

(4) GTS purchased the remaining 33% interest in Sovam in February 1998 and as a result, effective February 1998, Sovam is accounted for by the consolidation as opposed to the equity method of accounting.

(5) GTS conducts its cellular operations through (i) Vostok Mobile, a wholly owned GTS venture that owns between 50% and 100% of a series of 13 cellular joint ventures in various regions in Russia, (ii) PrimTelefone, a 50% owned venture in Vladivostok, Russia and (iii) Bancomsvyaz, an approximately

    57% beneficially owned venture in Kiev, Ukraine. The Company completed a restructuring of the capital and ownership of Bancomsvyaz on June 30, 1998, which results in GTS beneficially owning approxi-mately 57% of Bancomsvyaz. As a result, effective June 30, 1998, Bancomsvyaz is accounted for by the consolidation as opposed to equity method of accounting.

(6) As of July 16, 1997, HER is accounted for by the consolidation as opposed to the equity method of accounting. In addition, in March 1998, GTS acquired an additional 10% interest in HER.

(7) The Company has reached a definitive agreement to sell its ownership interest in EuroHivo. The closing of this transaction is anticipated to occur by the end of August 1998, but is conditioned upon the Ministry's approval of the share transfer. The Company does not anticipate that the closing of this transaction will have a material effect on the Company's results from operations and financial condition.

RESULTS OF OPERATIONS -- CONSOLIDATED VENTURES

     Management's discussion included within "-- Results of Operations -- Consolidated Ventures" reflects the following significant operating ventures: TeleRoss Operating Company, Sovam, GTS-Hungary, the Czech Companies and HER. Although the Company was not able to follow consolidation method of accounting for Sovam and HER in the three and six months ended June 30, 1997, the Company has included, for comparative purposes, a discussion of their financial performance for the three and six months ended June 30, 1997 in our discussion of "Results of Operations -- Consolidated Ventures". See "Results of Operations -- Non-Consolidated Ventures (Equity Investees)" for a discussion of the operating results of Sovintel, TCM, TeleRoss Ventures, GTS Cellular and GTS-Monaco Access.

     Revenue. The Company's consolidated revenue was $30.6 million and $53.5 million for the second quarter and year to date ended June 30, 1998, respectively, which was $21.8 million and $36.2 million above the same periods in 1997. The growth in revenue was primarily attributable to the inclusion of Sovam and HER in the Company's consolidated financial results, who contributed $12.4 million and $15.9 million in revenue, respectively, for the six months ended June 30, 1998. The remaining revenue growth was attributable to the TeleRoss Operating Company, as its revenue increased $5.5 million year over year.

     The CIS region's consolidated revenue increased 165.5% and 165.4% to $14.6 million and $28.4 million for the three and six months ended June 30, 1998, respectively, from the comparable periods in 1997. TeleRoss Operating Company generated revenue of $8.3 million and $15.4 million, representing 56.8% and 54.2% of the region's consolidated revenue for the three and six months ended June 30, 1998, respectively. The growth in TeleRoss Operating Company revenue of 50.9% and 55.6% for the second quarter and year to date, respectively, from the same periods last year was the result of the increase in traffic volume generated by the TeleRoss Ventures due to the increase in the number of cities and number of VSAT's installed at customer locations outside of cities in which they have a presence. Sovam generated revenue of $6.5 million and $12.4 million for the three and six months ended June 30, 1998, respectively. The 51.2% and 55.0% increase from prior year periods in Sovam revenue is primarily attributable to the expansion of Sovam's network throughout Russia and the CIS and the wider variety of service offerings. (Sovam was an equity method company in 1997.)

     HER generated $11.2 million and $15.9 million of revenue in the three and six months ended June 30, 1998, respectively, compared to $0.4 million and $0.6 million, respectively, in the same periods in 1997 (HER was an equity method company prior to July 1997). The growth in revenue is attributable to the continued deployment of the HER network. HER commenced commercial service over the Brussels-Amsterdam route in late 1996, the London-Paris portion in November 1997 and Frankfurt, Zurich, Geneva, Stuttgart, Dusseldorf and Munich were added in the second quarter of 1998.

     The Central Europe region's consolidated revenue increased 30.3% and 34.4% to $4.3 million and $8.2 million for the three and six months ended June 30, 1998, respectively, from the comparable periods in 1997. This growth is attributable to the expansion of the customer base and product offerings of these businesses.

     Gross Margin. GTS's consolidated gross margin was $6.5 million and $10.2 million, or 21.2% and 19.1% of revenue, for the three and six months ended June 30, 1998, respectively, and $2.3 million and $4.3 million, or 25.8% and 24.9% of revenue, for the three and six months ended June 30, 1997, respectively.

     Sovam represented 49.2% and 58.8% of the consolidated gross margin for the three and six months ended June 30, 1998, respectively. (Sovam was an equity method company in 1997). Sovam had gross margin as a percentage of revenues of 49.2% and 48.4% for the three and six months ended June 30, 1998, respectively. The increase of 12.0% and 12.1% in gross margin as a percentage of revenue in comparison to the same periods in 1997 reflects the higher margin service offerings that Sovam is currently providing and also management's focus to improve its cost structure; i.e., the negotiation of improved channel costs from suppliers and controlled growth in both personnel and capital expenditures. The TeleRoss Operating Company represented 12.3% and 17.5% of the consolidated gross margin for the three and six months ended June 30, 1998, respectively, and 0.0% and 34.9% for the three and six months ended June 30, 1997, respectively. TeleRoss had gross margin as a percentage of revenue of 9.6% and 11.7% for the three and six months ended June 30, 1998, respectively. The decrease of 3.5% in margin as a percentage of revenue for the six months ended June 30, 1998 in comparison to the comparable period in 1997 reflects the high fixed cost component of its network hub in Moscow. The Central European region had gross margin as a percentage of revenue of 34.9% and 34.1% for the three and six months ended June 30, 1998, respectively. The decrease of 1.5% and 6.8% in gross margin as a percentage of revenue in comparison to the comparable periods in 1997 primarily reflects the startup activities of the GTS Net product offering in Hungary. HER had a favorable effect on consolidated gross margins of $0.4 million for the three months ended June 30, 1998, and an unfavorable effect on consolidated gross margins of $(1.0) million for the six months ended June 30, 1998. For comparative purposes, HER had an unfavorable gross margin of $(1.1) million and $(2.7) million for the three and six months ended June 30, 1997 (HER was an equity method company prior to July 1997.)

     Operating Expenses. Consolidated operating costs were $28.7 million and $51.4 million for the three and six months ended June 30, 1998, respectively, a 104.2% and 89.8% increase above the comparable periods in 1997. The increase in operating costs is attributable to the inclusion of HER and Sovam in the Company's consolidated financial results, the growth in expenditures associated with building business infrastructure for primarily the TeleRoss Operating Company and costs attributable to increasing the corporate staff.

     Equity in (Losses)/Earnings of Ventures. GTS recognized earnings of $4.2 million and $7.6 million for its investments in non-consolidated ventures in the three and six months ended June 30, 1998, respectively, as compared to recognizing losses of $6.7 million and $10.2 million in the comparable periods, respectively, in 1997. This improvement was primarily the result of HER no longer being an equity method investee, the Company's exclusion of the unfavorable financial results of several of its businesses as a result of its write-off of certain investments in and advances to ventures in Asia and Central Europe in the third quarter of 1997 and TCM's year over year net income improvement. Included in the quarter ended June 30, 1998 was $0.1 million of additional losses as a result of excess losses recognized. For the six months ended June 30, 1998, excess losses recognized were minimal. Included in the quarter and year to date results for June 30, 1997 were $5.1 million and $7.8 million of additional losses as a result of the application of the Company's previously discussed profit and loss accounting. Sovintel and TCM generated combined earnings of $5.3 million and $9.4 million for the three and six months ended June 30, 1998, respectively, and $4.2 million and $8.1 million for the three and six months ended June 30, 1997, respectively, which offset the losses generated by other ventures that are in the early stages of operations. See "Results of Operations -- Non-Consolidated Ventures (Equity Investees)" for a discussion of the results of operations of the Company's significant equity investees.

     Interest, Net. GTS incurred interest expense of $14.1 million and $30.6 million for the three and six months ended June 30, 1998, respectively, which was 304.2% and 327.1% above the comparable periods in 1997. The significant increase in interest expense was due to the $409.8 million increase in debt raised in 1997 and $105.0 million raised in 1998. See "-- Liquidity and Capital Resources."

     GTS earned interest income of $7.2 million and $14.3 million for the three and six months ended June 30, 1998, respectively, a 729.8% and 559.2% increase over the same periods in 1997, primarily as a result of investing the proceeds from the Company's 1997 and 1998 capital raise efforts. See "-- Liquidity and Capital Resources."

     Provision for Income Taxes. The Company's consolidated tax provision was $0.8 million and $1.4 million for the three and six months ended June 30, 1998 and $0.5 million and $0.8 million for the three and six months ended June 30, 1997, respectively. The Company's financial statements do not reflect any provision for benefits that might be associated with the U.S. and non-U.S. loss carryforwards. There can be no assurance that such non-U.S. loss carryforwards will be allowed, in part or in full, by local tax authorities against future income.

     Extraordinary Loss. The Company recognized a $12.7 million extraordinary charge to earnings in the first quarter of 1998, as a result of the Company's early extinguishment of certain related party debt obligations. The nature of the charge is comprised of the write-off of $11.6 million of unamortized debt discount and $1.1 million of unamortized debt issuance costs that were deferred as financing costs and were being amortized over the original maturity of the debt.

    Year Ended December 31, 1997 compared to Year Ended December 31, 1996 and compared to Year Ended December 31, 1995

     Management's discussion included within "-- Results of Operations -- Consolidated Ventures" reflects the following significant operating ventures: TeleRoss Operating Company, GTS-Hungary, the Czech Companies and HER (for 1997). See "Results of Operations -- Non-Consolidated Ventures (Equity Investees)" for a discussion of the operating results of Sovintel, TCM, Sovam, TeleRoss Ventures, GTS Cellular, HER (prior to 1997), GTS-Monaco Access, EuroHivo and the Asia business ventures.

     Revenue. The Company's consolidated revenue was $47.1 million, $24.1 million and $8.4 million for the years ended December 31, 1997, 1996, and 1995, respectively. The growth in revenue was attributable to the commencement in 1995 of commercial operations by TeleRoss Operating Company, as well as the continued expansion of services and customer base in Central Europe, and HER's initial Amsterdam to Brussels route and further expansion to London and Paris during 1997.

     The CIS region's consolidated revenue was $27.1 million, $12.7 million, and $3.8 million for the years ended December 31, 1997, 1996 and 1995 respectively. TeleRoss Operating Company generated revenue of $24.7 million, $9.2 million and $3.8 million, representing 91.1%, 72.4% and 100% of the region's consolidated revenue for the years ended December 31, 1997, 1996 and 1995, respectively. Service revenue represented 81.8%, 64.1% and 21.1% of TeleRoss Operating Company's revenue for the years ended December 31, 1997, 1996 and 1995, respectively, with the balance of its revenue in such periods principally represented by installation and equipment sales. The growth in revenue was a result of increased traffic volume generated by the TeleRoss Ventures as they expanded to 13 cities for the year ended December 31, 1997, added customers in existing cities and installed several VSATs at customer locations outside of cities in which they have a presence.

     Within the Central Europe region, GTS-Hungary and the Czech Companies accounted for 100% of the revenue earned, of which GTS-Hungary and the Czech Companies provided $8.5 million and $5.1 million of the Company's consolidated revenue in 1997, respectively, compared to $6.9 million and $2.3 million in 1996, respectively, and $4.2 million and $0.3 million in 1995, respectively. The growth in revenue of GTS-Hungary from 1995 to 1997 was due to the expansion of its customer base and the introduction of microwave technology services. The Hungary state lottery accounted for 50.6%, 55.3% and 65.0% of GTS-Hungary's revenue in 1997, 1996 and 1995, respectively. The growth in revenue of the Czech Companies was generated through increases in voice traffic carried from twenty-five buildings at December 31, 1997, as compared to sixteen buildings at December 31, 1996.

     All of Western Europe's consolidated revenue of $5.4 million for the year ended December 31, 1997 was derived from HER.

     Gross Margin. GTS's consolidated gross margin was $4.4 million, or 9.3% of revenue, for the year ended December 31, 1997, $5.2 million, or 21.6% of revenue, for the year ended December 31, 1996 and $0.02 million, or 0.0% of revenue, for the year ended December 31, 1995.

     The CIS region had a gross margin of $4.0 million, $0.8 million and $(0.9) million for the years ended December 31, 1997, 1996 and 1995, respectively. TeleRoss Operating Company had a gross margin of $3.5 million, or 14.2% of revenues, for the year ended December 31, 1997 and a negative gross margin of $(1.0) million for each of the years ended December 31, 1996 and 1995, which was the result of the high fixed cost component of its network hub in Moscow. GTS-Hungary and the Czech Companies comprised 100% of the Central Europe region's gross margin. GTS-Hungary had a gross margin of $3.5 million, $3.0 million, and $1.7 million, representing 41.2%, 43.4%, and 40.5% of GTS-Hungary's revenue for the years ended December 31, 1997, 1996 and 1995, respectively. The favorable gross margin trend reflected the increased utilization of GTS-Hungary's 1,000 VSAT capacity hub located in Budapest. The Czech Companies had a gross margin of $1.5 million, $0.3 million and $(0.1) million for the years ended December 31, 1997, 1996 and 1995, respectively. HER incurred a negative gross margin of $(4.6) million for the year ended December 31, 1997, which was primarily due to the initial cost structure of the new routes and minimal revenue generated.

     Operating Expenses. Consolidated operating costs were $76.7 million, $52.9 million, and $41.0 million for the years ended December 31, 1997, 1996 and 1995, respectively. The increase in operating costs reflected the growth in expenditures associated with building business infrastructure for primarily the TeleRoss Operating Company and GTS-Hungary, the inclusion of HER's operating expenses in 1997 and increasing corporate staff.

     Equity in (Losses)/Earnings of Ventures. GTS recognized losses from its investments in non-consolidated ventures of $14.6 million, $10.2 million and $7.9 million for the years ended December 31, 1997, 1996 and 1995, respectively. Included in these losses were $3.6 million, $5.7 million and $5.2 million for the years ended December 31, 1997, 1996 and 1995, respectively, that related to GTS's ownership share of the losses. Also included in the losses for the year ended December 31, 1997 was a write-off of approximately $5.4 million which represented the net balance of certain investments in and advances to ventures in Asia (primarily Beijing Tianmu and V-Tech) and Central Europe (EuroHivo) that were stated in excess of their net realizable value. The Company followed the authoritative guidance as prescribed by APB No. 18, "The Equity Method of Accounting for Investments in Common Stock," for its determination of the $5.4 million charge. The Company's recoverability analysis was based on its projected undiscounted cash flows of their equity investees, since this is the lowest level of cash flow information available. The underlying reasons for the write-down of the Company's investments were the result of the problems that are more specifically addressed in "Results of Operations -- Non-Consolidated Ventures (Equity Investees) -- Asia," "Business -- Central Europe" and
"Business -- Asia." Additionally, included within GTS's ownership share of the losses incurred and the Excess Losses for the year ended December 31, 1997 is approximately $14.4 million of losses (of the $14.4 million, approximately $13.5 million related to the write-off of advances to several Chinese-owned operating telecommunications companies to which the Company provides technical and financial assistance, and $0.9 million related to the write-off of inventories, receivables, and other assets) which represented the Company's share of asset write-offs recorded by certain of the ventures in Asia (Beijing Tianmu and V-Tech). See "-- Results of Operations -- Non-Consolidated Ventures (Equity Investees) -- Asia." The Company would have recognized earnings from its investments in non-consolidated ventures of $5.2 million for the year ended December 31, 1997, had the Company not recognized the write-downs of investments and assets of approximately $5.4 million and $14.4 million, respectively. The write-down of Central Europe's investment in EuroHivo was a result of the Company's decision in the third quarter to recognize the contingent liabilities associated with the expected liquidation and discontinuation of EuroHivo's operations as of September 30, 1997. In addition, the Company's results were negatively affected due to the recognition of Excess Losses of $5.6 million, $4.5 million and $2.7 million for the years ended December 31, 1997, 1996 and 1995, respectively. See "-- Overview." The Company's losses from its ventures were primarily the result of most of its ventures being in the early stages of operations. Sovintel and TCM, however, generated combined earnings of $15.5 million, $11.8 million and $3.8 million for the years ended December 31, 1997, 1996 and 1995, respectively, which partially offset losses generated by other ventures.

     Other Non-Operating Income. Favorably affecting the 1995 results was the non-recurring $10.3 million gain that the Company recognized as a result of its cash settlement of certain claims with a third party in 1995.

     Interest, Net. GTS incurred interest expense of $39.1 million, $11.1 million and $0.7 million for the years ended December 31, 1997, 1996 and 1995, respectively. Interest expense is comprised of interest incurred from debt maturing within one year, long-term debt obligations, capital lease obligations, amortization of debt discount on the long-term debt obligations and various other debt obligations. The significant increase in interest expense was due to the $409.8 million increase in debt raised in 1997. See "-- Liquidity and Capital Resources."

     GTS earned interest income of $11.4 million, $3.6 million and $2.2 million for the years ended December 31, 1997, 1996 and 1995, respectively, primarily as a result of investing the proceeds from private placements of common stock in various highly liquid investments.

     Provision for Income Taxes. The Company's consolidated tax provision was $2.5 million, $1.4 million and $2.6 million for the years ended December 31, 1997, 1996 and 1995, respectively. The Company's financial statements do not reflect any provision for benefits that might be associated with the U.S. and non-U.S. loss carryforwards. There can be no assurance that such non-U.S. loss carryforwards will be allowed, in part or in full, by local tax authorities against future income.

RESULTS OF OPERATIONS -- NON-CONSOLIDATED VENTURES (EQUITY INVESTEES)

  Three and Six Months Ended June 30, 1998 compared to Three and Six Months Ended June 30, 1997

RUSSIA -- CIS

     Sovintel. Sovintel's revenue was $34.7 million and $67.1 million for the second quarter and year to date ended June 30, 1998, which increased $5.7 million and $13.0 million over revenues for the comparable periods in 1997. The growth in revenue was primarily the result of telecommunications service revenue, which increased 10.4% and 17.2% to $24.6 million and $48.4 million for the three and six months ended June 30, 1998, respectively, from comparable periods in 1997, due to the Moscow customer base growth and traffic from other GTS ventures that generated increased volume of outgoing international and domestic minutes carried by Sovintel. Sovintel realized a 69.3% and 80.4% increase in outgoing international and domestic minutes for the three and six months ended June 30, 1998, as compared with the same periods a year ago. Revenue from incoming international minutes decreased by 45.8% and 29.9% to $2.1 million and $4.6 million for the three and six months ended June 30, 1998, respectively, from the same periods in 1997.

     Sovintel's non-traffic-related revenue increased 51.3% and 45.9% to $10.1 million and $18.7 million for three and six months ended June 30, 1998, respectively, over the comparable periods in 1997, which was primarily attributable to port sales and monthly port fees revenue.

     Sovintel's gross margin as a percentage of revenues was 34.7% and 33.5%, for the three and six months ended June 30, 1998, and was 37.6% and 39.4% for comparable periods in 1997. The decrease in gross margin as a percentage of revenue for the respective periods in 1998 and 1997, was attributable to a general price decrease in international and domestic revenue due to competitive pressures and a higher percentage of domestic minutes, which yield a lower margin.

     Operating expenses were $5.2 million and $9.8 million, or 15.0% and 14.6% of total revenue, for the three and six months ended June 30, 1998. The increase of 21.3% and 20.9% in operating expenses in comparison to the same periods in 1997 was related to increases in turnover taxes associated with revenues and also increased personnel, advertising and sales force costs required to support Sovintel's growth.

     TCM. TCM's revenue for the three and six months ended June 30, 1998 increased 83.5% and 66.9% to $12.1 million and $21.6 million, respectively, from the comparable periods in 1997. These increases were primarily due to increases in local and international/long-distance traffic revenue. TCM had gross margin as a percentage of revenues of 74.4% and 73.6% for the three and six months ended June 30, 1998, respectively. Gross margin as a percentage of revenue decreased 7.8% and 5.5% in comparison to the same periods in 1997 as a result of higher infrastructure and settlement costs. TCM had operating expenses of $1.0 million and

$1.9 million, or 8.3% and 8.8% of total revenue, for the three and six months ended June 30, 1998, respectively, which represents decreases of 1.5% and 0.9% in operating expenses as a percentage of revenue in comparison to the same periods in 1997.

     TeleRoss Ventures. Revenue for the TeleRoss Ventures increased 97.6% and 77.4% to $2.6 million and $5.0 million for the three and six months ended June 30, 1998, respectively, from the comparable periods in 1997. Revenues were primarily resulted from settlement fees charged to TeleRoss Operating Company. The growth in revenue reflects the growth of the customer base.

     Gross margin as a percentage of revenue was 69.2% and 70.0% for the three and six months ended June 30, 1998, respectively, compared to 84.6% and 82.1% for the three and six months ended June 30, 1997, respectively, due to the increase in settlement costs. Operating expenses were $1.2 million and $2.2 million, or 46.2% and 44.0% of revenue, for the three and six months ended June 30, 1998, respectively, compared to 92.3% and 64.3% of revenue, for the comparable periods in 1997.

     GTS Cellular. The Company operates three cellular networks through differing ownership structures: Vostok Mobile, PrimTelefone and Bancomsvyaz.

     Revenue for Vostok Mobile was $7.4 million and $14.7 million for the three and six months ended June 30, 1998, respectively, which represented a 28.0% and 36.4% increase from the comparable periods in 1997. The growth in revenue was primarily attributable to subscriber growth.

     Vostok Mobile's gross margin was 48.3% and 49.4% of revenue, for the three and six months ended June 30, 1998, respectively, compared to 50.7% and 53.3% of revenue, for the comparable periods in 1997. Operating expenses were $3.6 million and $6.2 million, or 48.6% and 42.2% of revenue, for the three and six months ended June 30, 1998, respectively, compared to $3.0 million and $5.0 million, or 51.3% and 46.7% of revenue, for the comparable periods in 1997.

     Revenue for PrimTelefone was $3.6 million and $7.3 million for the three and six months ended June 30, 1998, respectively, which represented a 44.0% and 46.0% increase from the comparable periods in 1997. The growth in revenue was primarily attributable to the subscriber growth.

     PrimTelefone's gross margin was 58.3% and 57.5% of total revenue, and operating expenses were $1.2 million and $2.3 million for the three and six months ended June 30, 1998, respectively, compared to gross margin of 64.0% and 66.0% of total revenue, and operating expenses of $0.9 million and $1.5 million, respectively, for the comparable periods in 1997.

     Revenue for Bancomsvyaz was $5.7 million and $9.9 million for the three and six months ended June 30, 1998, respectively, which represented a 376.5% and 443.9% increase from the comparable periods in 1997. The growth in revenue was primarily attributable to the increase in cellular subscribers.

     Bancomsvyaz's gross margin was 53.6% and 55.7% of total revenue, and operating expenses were $2.3 million and $4.1 million for the three and six months ended June 30, 1998, respectively, compared to gross margin of 28.3% and 18.5% of total revenue, and operating expenses of $2.1 million and $2.2 million, respectively, for the comparable periods in 1997.

WESTERN EUROPE

     GTS-Monaco Access: Total revenue was $7.4 million and $11.9 million for the three and six months ended June 30, 1998, respectively, which represented a 179.6% and 164.7% increase from the comparable periods in 1997. Gross margin was $0.8 million and $1.0 million, or 10.8% and 8.4% of revenue, for the three and six months ended June 30, 1998, respectively, compared to $0.1 million and $0.1 million, or 4.4% and 3.1% of revenue, for the comparable periods in 1997.

  Year Ended December 31, 1997 compared to Year Ended December 31, 1996 and compared to Year Ended December 31, 1995

RUSSIA -- CIS

     Sovintel. Sovintel's revenue for the years ended December 31, 1997, 1996 and 1995 was $114.0 million, $75.0 million and $44.3 million, respectively. The increase in revenue was primarily the result of telecommunications service revenue, which increased to $85.4 million for the year ended December 31, 1997 from $50.8 million and $26.8 million for the years ended December 31, 1996 and 1995, respectively, due to the Moscow customer base growth and traffic from other GTS ventures that generated increased volume of outgoing international and domestic minutes carried by Sovintel. Revenue from incoming international minutes also increased to $13.1 million for the year ended December 31, 1997, from $6.8 million and $2.2 million for the years ended December 31, 1996 and 1995, respectively. Included in Sovintel's traffic revenue for 1997 and 1996 was $12.4 million and $5.0 million, respectively, that was related to customers using phone numbers provided by TCM. This revenue was derived primarily from international/long distance traffic and local traffic. Sovintel and TCM have an arrangement whereby Sovintel reimburses TCM 50% of installation charges, monthly fees and local traffic revenues and approximately 33% of international/long distance billings from TCM-supplied phone numbers.

     Sovintel's non-traffic-related revenue of $28.6 million, $24.2 million and $17.5 million for the years ended December 31, 1997, 1996 and 1995, respectively, was primarily attributable to port sales and monthly port fees revenues.

     Sovintel's gross margin was $41.3 million, $31.1 million and $18.0 million, or 36.2%, 41.5% and 40.6% of revenue, for the years ended December 31, 1997, 1996 and 1995, respectively. The decrease in gross margin percentage was attributable to a general price decrease in international and domestic revenues due to competitive pressures and a higher percentage of domestic minutes, which yield a lower margin.

     Operating expenses were $17.0 million, $10.3 million and $7.1 million, or 14.9%, 13.7% and 16.0% of total revenue, for the years ended December 31, 1997, 1996 and 1995, respectively. The increase in operating expenses was related to increases in turnover taxes associated with revenues and also increased personnel, advertising and sales force costs required to support Sovintel's growth.

     Income tax expense was $5.7 million, $5.2 million and $2.6 million for the years ended December 31, 1997, 1996 and 1995, respectively. The increase in income tax expense was attributable to Sovintel's profitable operations.

     TCM. TCM's revenue was $29.3 million and $16.5 million for the years ended December 31, 1997 and 1996, respectively. TCM had minimal activities in 1995. TCM had a gross margin of $22.1 million and $13.2 million, or 75.4% and 80.0% of total revenue. The decrease in gross margin as a percentage of revenue was attributable to higher infrastructure and settlement costs. TCM had operating expenses of $3.3 million and $1.9 million, or 11.3% and 11.5% of total revenue, for the years ended December 31, 1997 and 1996, respectively.

     Sovam. Sovam's revenue was $17.8 million, $11.7 million and $4.4 million for the years ended December 31, 1997, 1996 and 1995, respectively. The increase in revenues is primarily attributable to the expansion of Sovam's network throughout Russia and the CIS and the wider variety of service offerings, including the introduction of Russia On Line services.

     Gross margin was $7.1 million, $3.4 million and $1.5 million, or 39.9%, 29.1% and 34.1% of total revenue for the years ended December 31 in 1997, 1996 and 1995, respectively. Operating expenses were $5.7 million, $5.7 million and $3.3 million, or 32.0%, 48.7% and 75.0% of total revenue, for the years ended December 31, 1997, 1996 and 1995, respectively.

     TeleRoss Ventures. Revenue for the TeleRoss Ventures for the years ended December 31, 1997, 1996 and 1995 was $6.8 million, $2.4 million and $0.2 million, respectively. Revenues resulted from settlement fees charged to TeleRoss Operating Company. The growth in total revenue was the result of steady growth in sales of core switched voice services in the five cities serviced in 1995, an additional seven new cities in the network in 1996 and an additional city in 1997.

     Gross margin for the years ended December 31, 1997, 1996 and 1995 was $4.7 million, $1.6 million and $0.1 million, respectively. Operating expenses of $3.6 million, $2.3 million and $0.2 million were incurred for the years ended December 31, 1997, 1996 and 1995, respectively.

     GTS Cellular. The Company operates three cellular networks through differing ownership structures: Vostok Mobile, PrimTelefone and Bancomsvyaz.

     Revenue for Vostok Mobile was $25.8 million, $16.5 million and $2.0 million for the years ended December 31, 1997, 1996 and 1995, respectively. Vostok Mobile's gross margin was $13.6 million, $9.3 million and $1.1 million, or 52.7%, 56.4% and 55.0% of total revenue, and operating expenses were $10.1 million, $9.2 million and $4.7 million for the years ended December 31, 1997, 1996 and 1995, respectively.

     Revenue for PrimTelefone was $12.1 million, $8.4 million and $2.2 million for the years ended December 31, 1997, 1996 and 1995, respectively. PrimTelefone's gross margin was $6.6 million, $4.7 million and $0.6 million, or 54.5%, 56.0% and 27.3% of total revenue, and operating expenses were $3.6 million, $3.7 million and $0.7 million for the years ended December 31, 1997, 1996 and 1995, respectively.

     Bancomsvyaz did not have significant operations until 1997. Revenue for Bancomsvyaz was $7.2 million and gross margin was $2.8 million, or 38.9% of total revenue, for the year ended December 31, 1997. Operating expenses were $4.9 million for the year ended December 31, 1997.

  Western Europe

     HER. HER earned a small revenue stream in 1996 and no revenue in 1995. Operating expenses were $10.6 million and $6.7 million for the years ended December 31, 1996 and 1995, respectively. The increase in selling, general and administrative expenses reflected HER's continued transition from the start-up phase to the operational phase. In 1997, HER was included in the consolidated results of the Company.

     GTS-Monaco Access. Limited international traffic was carried from GTS subsidiaries through GTS-Monaco Access for termination worldwide during 1995 which resulted in minimal revenues earned. Total revenue was $13.0 million and $3.9 million and gross margin was $0.2 million and $(0.4) million for the years ended December 31, 1997 and 1996, respectively.

  Central Europe

     EuroHivo. EuroHivo's operating results were minimal for the years ended December 31, 1997, 1996 and 1995. In September 1997, the Company recorded a $2.4 million charge to recognize the liabilities associated with the planned liquidation and discontinuance of EuroHivo's operations. See Footnote 3 in the Company's audited financial statements for additional disclosures related to EuroHivo.

  Asia

     Most of the Company's ventures within the Asia region were in the start-up phase and had not commenced operations in 1996. The non-consolidated ventures in the Asia region had revenue of $7.0 million for the year ended December 31, 1996, and had minimal revenues in 1997 and 1995. The revenue in 1996 consisted principally of equipment sales. The Company believes that future revenue will be derived primarily from providing telecommunications engineering and consulting services.

     During the year ended December 31, 1997, the V-Tech and Beijing Tianmu business ventures (the "Asia Ventures") determined that a charge of $14.4 million (GTS's portion) was appropriate as a result of the write-off of $13.5 million of advances to several Chinese-owned operating telecommunications companies to which the Asia Ventures provide technical and financial assistance and $0.9 million related to the write-off of inventories, receivables and other assets. The Asia Ventures followed the authoritative guidance as prescribed by SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," for their determination of the $13.5 million charge as they believed that the advances, as evidenced by legal agreements between the Asia Ventures and the underlying operating telecommunications companies, represents long-lived assets. (The Asia Ventures would have reflected the same charge had they followed the authoritative accounting guidance as prescribed by APB No. 18 or SFAS No. 5, "Accounting for Contingencies.") The Asia Ventures recoverability analysis was based on their projected undiscounted cash flows of their respective operations since this is the lowest level of cash flow information available. The underlying reasons for the write-offs were the result of problems dealing with one of the Asian partners, the inability of the Chinese operating telecommunications companies to develop markets for their services, and technical problems, all of which surfaced during the third quarter of 1997. See Footnote 3 in the Company's audited financial statements for additional disclosures related to the Company's Asia operations and "Business -- Asia."

LIQUIDITY AND CAPITAL RESOURCES

  Corporate

     The telecommunications business is capital intensive. The Company generally is the primary source of funding for its ventures, both for working capital and capital expenditures. Under a typical arrangement, GTS's venture partner contributes the necessary licenses or permits under which the venture will conduct its business, office space and other equipment. GTS's contribution is generally cash and equipment, but may consist of other specific assets as required by the joint venture agreement.

     The Company has raised capital through the issuance of equity securities and through various debt agreements. The issuance of equity securities has raised $238.7 million, $36.4 million, $107.7 million, $42.1 million and $62.1 million in the first six months of 1998, and in the full years of 1997, 1996, 1995 and 1994, respectively, net of placement fees, for a total of $487.0 million. In addition, the Company and HER received $105.0 million, $409.8 million, $60.0 million and $23.3 million in gross proceeds in the first six months of 1998, and in the full years of 1997, 1996 and 1995, respectively, for a total of $598.1 million under various debt agreements. Included within the debt proceeds identified above, the Company received $3.5 million, $60.0 million and $10.0 million in 1997, 1996 and 1995, respectively, from lenders who are affiliated with, and are considered related parties to, the Company as a result of their (or their affiliates) ownership of the Company's Common Stock, of which $70.0 million was repaid in 1998.

     The Company had working capital of $455.9 million and $0.6 million as of June 30, 1998 and 1997, respectively. The Company had an accumulated deficit of $306.2 million as of June 30, 1998, including net losses of approximately $63.4 million and $26.2 million for the three and six months ended June 30, 1998 and $22.0 million and $39.7 million for the three and six months ended June 30, 1997, respectively. During 1998, the Company has incurred and expects to continue to incur substantial expenditures to fund the working capital requirements of its ventures, to provide capital equipment for certain of its ventures and to engage in new development and acquisitions.


     GTS will require substantial capital investment to execute its business plans and to fund expected operating losses. Management expects that GTS and its ventures will incur over $500.0 million of capital expenditures and investments in ventures during the next three years, of which approximately $100.0 million will be incurred in the last two quarters of 1998. The Company obtained funds in 1998 through a variety of financing arrangements, including (i) the Company raised approximately $255.3 million in gross proceeds from an initial public stock offering of 12.8 million common shares at $20.00 per share, and (ii) the Company issued $105.0 million in gross proceeds of 9.875% senior notes due February 15, 2005, of which $19.6 million was placed in escrow to fund the first two years' interest payments. The initial public offering constituted a "complying public equity offering" under the Company's Bonds, which bear interest at 8.75% per annum. As a result, the conversion price of the Bonds is $20 per share.



     Subsequent to June 30, 1998, the Company completed a secondary public offering of 2.8 million shares of common stock at $45.50 per common share. Net proceeds from the offering were approximately $119.9 million. In addition, the Company issued aggregate principal amount $466.9 million of New Convertible Bonds that bear interest at 5.75% per annum and that mature July 1, 2010 and will be redeemable from July 1, 2001 at the option of the Company, at redemption prices set forth in the indenture pertaining to the New

Convertible Bonds. The New Convertible Bonds are convertible into shares of common stock at any time prior to maturity or redemption at a conversion price of $55.05 per common share. Interest on the New Convertible Bonds will be payable semi-annually on January 1 and July 1, commencing January 1, 1999. The New Convertible Bonds are subordinated to all existing and future indebtedness of the Company, except for the Bonds, with which they rank pari passu in right of payment. Net proceeds from the New Convertible Bonds offering were approximately $452.1 million.

     The Company believes its existing cash balances and cash flow from operations will be sufficient to fund its expected capital needs under its current business plan, excluding any funds expended in connection with the implementation of the Company's European Services Strategy. See "Liquidity and Capital Resources -- European Services Strategy." The Company contemplates that it will raise additional debt financing through a newly formed subsidiary of the Company, the proceeds of which will be applied toward the implementation of the Company's European Services Strategy. The actual amount and timing of such financing have not yet been determined by the Company.

     The actual amount and timing of the Company's future capital requirements may differ materially from management's estimates. In particular, the accuracy of management's estimates is subject to changes and fluctuations in the Company's revenues, operating costs and development expenses, which can be affected by the Company's ability to (i) effectively and efficiently manage the expansion of the HER network and operations, (ii) obtain infrastructure contracts, rights-of-way, licenses and other regulatory approvals necessary to complete and operate the HER network, (iii) negotiate favorable contracts with suppliers, including large volume discounts on purchases of capital equipment and (iv) access markets, attract sufficient numbers of customers and provide and develop services for which customers will subscribe. The Company's revenues and costs are also dependent upon factors that are not within the Company's control such as regulatory changes, changes in technology, increased competition and various factors such as strikes, weather, and performance by third parties in connection with the Company's operations. Due to the uncertainty of these factors, actual revenues and costs may vary from expected amounts, possibly to a material degree, and such variations are likely to affect the Company's future capital requirements. Historically, GTS has experienced liquidity problems resulting in part from the Company's need to meet the capital requirements of certain of its ventures in excess of forecast amounts. In addition, certain of the Company's ventures have not met management's financial performance expectations or have not been able to secure local country financing and thus have not been able to generate the expected cash inflows. In addition, if the Company expands its operations at an accelerated rate or consummates acquisitions, the Company's funding needs will increase, possibly to a significant degree, and it will expend its capital resources sooner than currently expected. The Company may also be required to repay the Bonds upon maturity on June 30, 2000 to the extent such bonds are not converted into Common Stock. As a result of the foregoing, or if the Company's capital resources otherwise prove to be insufficient, the Company will need to raise additional capital to execute its current business plan and to fund expected operating losses, as well as to consummate future acquisitions and exploit opportunities to expand and develop its businesses.

     There can be no assurances that the Company will be able to consummate additional financing on favorable terms. As a result, the Company may be subject to additional or more restrictive financial covenants, its interest obligations may increase significantly and its existing shareholders may be adversely diluted. Failure to generate sufficient funds in the future, whether from operations or by raising additional debt or equity capital, may require the Company to delay or abandon some or all of its anticipated expenditures, to sell assets, or both, either of which could have a material adverse effect on the operations of the Company.

  HER

     Construction of the HER fiber optic network is one of the Company's most significant business activities. The buildout of the network is expected to require approximately $290.0 million of capital expenditures. Through June 30, 1998, approximately $81.9 million has been spent on network capital expenditure. An additional $194.6 million has been capitalized in connection with long-term fiber lease arrangements. In August 1997, HER completed the issuance of $265.0 million in gross proceeds of 11.5% Senior Notes (the "Senior Notes") due in August 2007. The Senior Notes are general unsecured obligations of HER. The

Company believes that the net proceeds of such issuance, combined with HER's projected internally generated funds, should be enough to fund HER's expected capital expenditures. However, the actual amount and timing of HER's future capital requirements may differ materially from management's estimates. If the actual amount and timing of HER's future capital requirements differ materially from management's estimates, any failure to obtain necessary financing may require HER to delay or abandon its plans for deploying the remainder of the network and would jeopardize the viability of HER, or may require the Company to make additional capital contributions to HER at the expense of the Company's other operations, either of which could have a material adverse effect on the operations of the Company. There can be no assurance that GTS or its partners in HER would have sufficient capital to make contributions to HER, or that they would be willing to do so.

EUROPEAN SERVICES STRATEGY

     The aforementioned discussion of capital requirements does not include any capital spending that will be required for the implementation of the Company's European Services Strategy. Due to the preliminary nature of the Company's business plan for such strategy, the Company cannot estimate with any degree of certainty the amount and timing of the Company's future capital requirements for such implementation, which will be dependent on many factors, including the success of the Company's European services business, the rate at which the Company expands its networks and develops new networks, the types of services the Company offers, staffing levels, acquisitions and customer growth, as well as other factors that are not within the Company's control, including competitive conditions, regulatory developments and capital costs. Management believes, however, that if the European Services Strategy is implemented it is likely that the Company will need to raise additional capital above that raised through July 31, 1998. The Company expects that it will have significant operating and net losses and will record significant net cash outflow, before financing, in coming years including in connection with its European services business. There can be no assurance that the Company's operations, including the Company's European services business, will achieve or sustain profitability or positive cash flow in the future.

LIQUIDITY ANALYSIS

     The Company had cash and cash equivalents of $478.0 million and $14.6 million as of June 30, 1998 and 1997, respectively. The Company had restricted cash of $82.9 million and $4.3 million as of June 30, 1998 and 1997, respectively. The restricted cash at June 30, 1998 primarily represents amounts held in escrow to pay the first two years interest payments on the $105 million of the 9 7/8% Notes and $265 million of the Senior Notes of HER.

     During the three and six months ended June 30, 1998, the Company used $7.3 million and $34.7 million, respectively, of cash for operating activities, compared to $9.9 million and $23.3 million, respectively, used in the comparable periods of 1997. Cash used for investing activities was $16.1 million and $53.2 million for the three and six months ended June 30, 1998 and $5.6 million and $17.1 million for the three and six months ended June 30, 1997, respectively. The use of cash in operations and for investing activities reflected primarily the development and buildout of existing telecommunications networks and the funding of fully operational ventures. There can be no assurance that the Company's operations will achieve or sustain profitability or positive cash flow in the future. If the Company cannot achieve and sustain operating profitability or positive cash flow from operations, it may not be able to meet its debt service obligations or working capital requirements.

     In February 1998, the Company used approximately $85.2 million of the net proceeds from the IPO and the 9 7/8% Notes to repay $70.0 million plus accrued interest of debt from lenders who are affiliated with, and are considered related parties to, the Company as a result of their (or their affiliates) ownership of the Company's Common Stock.

     Substantially all of the Company's operations are in foreign countries and therefore the Company's consolidated financial results are subject to fluctuations in currency exchange rates. The Company's consolidated operations transact their business in the following significant currencies: Russian Ruble,

Hungarian Florint, Belgium Franc and the European Currency Equivalent. For those operating companies that transact their business in currencies that are not readily convertible, the Company attempts to minimize its exposure by indexing its invoices and collections to the applicable dollar/foreign currency exchange rate to the extent its costs (including interest expense, capital expenditures and equity) are incurred in U.S. dollars. Although the Company is attempting to match revenues, costs, borrowing and repayments in terms of their respective currencies, the Company may experience economic loss and a negative impact on earnings with respect to holdings solely as a result of foreign currency exchange rate fluctuations, which include foreign currency devaluations against the U.S. Dollar including the devaluation of the Russian ruble under the August 17 Decision and its aftermath. As a result of the August 17 Decision and its aftermath, the Company has estimated, using a ruble/US Dollar exchange rate of between 15 to 25 rubles to one US Dollar, that a pre-tax charge to earnings of approximately $15 million to $20 million, respectively, will be realized in its third quarter 1998 financial results. The estimated charge to earnings is principally comprised of foreign currency exchange losses for ruble-denominated net monetary assets, but also reflects management's revised estimate on the collectibility of accounts receivable and the potential loss of cash deposits in Russian banks. The Company will experience additional exchange-related losses if the ruble's value continues to deteriorate. See "Risk Factors -- Currency and Exchange Risks." Furthermore, certain of the Company's operations have notes payable and notes receivable which are denominated in a currency other than their own functional currency or loans linked to the U.S. Dollar. The Company may also experience economic loss and a negative impact on earnings related to these monetary assets and liabilities.

     The Company has developed risk management policies that establish guidelines for managing foreign exchange risk. The Company is currently evaluating the materiality of foreign exchange exposures in different countries and the financial instruments available to mitigate this exposure. The Company's ability to hedge its exposure is limited since certain of its operations are located in countries whose currencies are not easily convertible. Financial hedge instruments for these countries are nonexistent or limited and also pricing of these instruments is often volatile and not always efficient. The Company is designing reporting processes to monitor the potential exposure on an ongoing basis and expects to implement this process before the end of 1998. The Company will use the output of this process to execute financial hedges to cover foreign exchange exposure when practical and economically justified.

     In April 1998, the Company consummated an economic transaction to hedge the foreign exchange exposure resulting from the issuance of $265 million Senior Notes by HER.


     The Company believes that an extension of the ninety-day moratorium imposed by the Russian government in the August 17 Decision on certain foreign exchange payments could negatively affect the ability of certain of the Vostok Mobile cellular operators to make payments under certain US Dollar and Dutch Guilder- ("NLG") denominated obligations under certain loan facilities. See "Risk
Factors -- Risks Relating to Russia and the CIS -- Political" and "-- Economic" and "-- Currency and Exchange Risks." As of June 30, 1998, approximately aggregate principal amount $18 million and NLG 3.0 million (equal to approximately $1.5 million at the US Dollar/NLG exchange rate applicable on such date) were outstanding under such facilities. The scheduled payments under such facilities occur during the months of June and December, and the next scheduled payments occur in December 1998. If the Russian government extends the ninety-day moratorium, then the borrowers under such facilities would not be able to make at least the next scheduled payments. Unless the Company or an affiliate or another entity made payments on behalf of such borrowers, the facilities would be in default. In addition, certain third parties guarantee the payment of principal and interest under such facilities. At this time, the Company expects that it would make payments on behalf of the borrowers in the event the ninety-day moratorium were extended. Under such circumstances, reimbursement of such payments to the Company by the borrowers could be problematic.

YEAR 2000 COMPLIANCE


     The Company expects to complete the assessment phase of its year 2000 readiness plans in the fourth quarter of 1998. The assessment phase includes internal and third party review of potential risks associated with the availability, integrity and reliability of operational systems necessary to conduct business after the year 2000. The Company's preliminary observations from the assessment phase are that most of the Company's telecommunications equipment and software that has been purchased within the past three years bears a lower risk of year 2000 non-compliance than equipment and software acquired prior to that period. In addition, the Company is obtaining confirmations from the Company's primary telecommunication vendors, business partners, customers and equipment and software vendors as to what plans, if any, are being developed by them or are already in place to address their ability to process transactions in the year 2000. Upon the completion of this assessment phase, the Company intends to commence a detailed planning phase that will be followed by a remediation and testing phase in early 1999.



     The Company expects that it will incur between $2.0 million to $3.5 million in expenses to complete the assessment, detailed planning and remediation and testing phases, exclusive of replacement costs for telecommunications equipment and software, of which approximately $0.3 million has been incurred for the six months ended June 30, 1998. It is estimated that between $1.0 million to $2.0 million of the total expenditure will be required to complete the remediation and testing phase, excluding the replacement of telecommunications equipment and software. The Company is currently unable to quantify the costs that it may incur during the remediation and testing phase, associated with the replacement of any telecommunications equipment and software due to its early stage in the year 2000 readiness review. Funding of these costs will be absorbed from operating cash flows and expensed as incurred. The preceding cost estimates do not include amounts associated with the accelerated acquisition of replacement systems as none are included in the initial assessment during the third quarter 1998. The Company does not expect that the costs of addressing its year 2000 readiness will have a material effect on the Company's financial condition or results of operations. However, there can be no assurance that year 2000 non-compliance by the Company's systems or the systems of vendors, customers, partners or others will not result in a material adverse effect.



     The worst case scenario for the Company would be the failing of its telecommunications equipment, power providers and/or interfaces with other telecommunication vendors. These cases would create business interruption at some of the Company's operations and would adversely affect the Company's revenues. For example, the Moscow power authorities have publicly stated that they do not intend to address year 2000 issues until problems arise. However, the Company has operations that are diversified geographically as well as by line of business; therefore, it is not anticipated that the worst case scenario would affect worldwide operations concurrently. Additionally, if power failures occur, the Company has diesel generators at certain of its major sites. Based on its assessment during the third quarter 1998, the Company does not foresee a material loss due to these conditions. However, there can be no assurance that year 2000 non-compliance by the Company's systems or the systems of vendors, customers, partners or others will not result in a material adverse effect.



     The Company is considering a contingency plan to address its worst case scenario; however, certain of the initiatives are subject to execution risk. This risk would include the inability to have access to diesel fuel should power failures occur, the inability to quickly replace telecommunications equipment and the inability to contract with alternative telecommunication providers at reasonable terms. Moreover, the Company is further limited in resources in certain geographical regions due to the market volatility and weak economies in which the Company has business operations. See "Risk Factors -- Risks Relating to Russia and the CIS."

                                    BUSINESS

INTRODUCTION

     The Company is a provider of a broad range of telecommunications services to businesses, other telecommunications service providers and consumers in Russia, the Commonwealth of Independent States ("CIS") and Central Europe. Through its subsidiary Hermes Europe Railtel B.V. ("HER"), GTS is developing, and operating the initial segments of, a pan-European high capacity fiber optic network that is designed to interconnect a majority of the largest Western and Central European cities and to transport international voice, data and multimedia/image traffic for other carriers throughout Western and Central Europe. GTS's strategy to develop its businesses generally has been to establish joint ventures with a strong local partner or partners while maintaining a significant degree of operational control. The Company's business activities consist of the ownership and operation of (i) international long distance businesses, which operate through international gateways that provide international switching services and transmission capacity, (ii) local access networks, which provide local telephone service, (iii) cellular networks, which provide wireless telecommunications services, (iv) a domestic long distance business, (v) data networks and (vi) carriers' carrier networks, which provide high volume transmission capacity to other carriers. In addition, the Company has recently developed a business plan to offer facilities-based telecommunications products and services to businesses and other high-usage customers in certain metropolitan markets throughout Europe. See "-- Business Strategy -- European Services Strategy" and "-- Western Europe -- European Services Strategy."

     In Russia and the CIS, GTS's objective is to become the premier alternative telecommunications operator. To attain its objective, the Company has partnered with regional telephone companies and with Rostelecom, the national long distance carrier in Russia. The Company currently operates in 31 regions and the city of Moscow in Russia, as well as in 14 additional cities in the CIS, and believes it is well-positioned to become the leading independent telecommunications service provider in Russia. These businesses include: (i) EDN Sovintel ("Sovintel"), which provides Moscow, and recently St. Petersburg, with international long distance and local telephone services and access to the major domestic long distance carriers; (ii) TeleCommunications of Moscow ("TCM"), which provides local access services in Moscow; (iii) TeleRoss (as defined below), which provides domestic long distance services in fifteen cities in Russia, including Moscow, as well as Very Small Aperture Terminal ("VSAT") service to customers outside its primary long distance satellite network; (iv) Sovam Teleport ("Sovam"), which provides data services, including high-speed data transmission, electronic mail, Internet access services, as well as Russia On Line, the first Russian language Internet service; and (v) the Company's cellular operations ("GTS Cellular"), which operate cellular networks in 14 regions in Russia and also in Kiev, Ukraine, with licenses covering regions with an aggregate population of approximately 48 million people at June 30, 1998. Whenever practical, GTS's businesses integrate and co-market their service offerings in Russia and the CIS, utilizing TeleRoss as the domestic long distance provider, Sovintel as the international gateway, TCM and GTS Cellular for local access, and Sovam as the data communications and Internet access network for business applications and on-line services. Together, GTS's Russian and CIS ventures carried approximately 442 million and 306 million minutes of traffic for the year ended December 31, 1997 and the six months ended June 30, 1998, respectively, and had approximately 42,400 customers, including approximately 31,700 cellular subscribers, as of June 30, 1998. See "-- Russia and the CIS."

     In Western Europe, GTS believes that it is well-positioned to establish itself as the leading independent carriers' carrier through the development of two ventures, HER and GTS-Monaco Access S.A.M. ("GTS-Monaco Access"). HER's objective is to become the leading pan-European carriers' carrier by providing centrally managed cross-border telecommunications transmission capacity to telecommunications companies including traditional public telecommunications operators ("PTOs") and new entrants, such as alternative carriers, global consortia of telecommunications operators, international carriers, Internet backbone networks, resellers, value-added networks and other service providers ("New Entrants") on an approximately 18,000 kilometer pan-European high capacity fiber optic network designed to interconnect a majority of the largest Western and Central European cities. As of August 31, 1998, HER's network linked Brussels, Antwerp,

Rotterdam, Amsterdam, London, Paris, Frankfurt, Strasbourg, Zurich, Geneva, Stuttgart, Munich, Dusseldorf and Milan, covering over 4,000 kilometers of fiber optic cable. The full 18,000 kilometer network is expected to become fully operational during the year 2000. HER also plans to lease capacity on a transatlantic cable linking the European network to North America and is exploring various interconnectivity options to Russia and Asia. Such intercontinental interconnectivity will help HER satisfy the needs of its European customers with respect to outgoing traffic and to attract additional non-European customers with traffic terminating in Europe. HER commenced commercial service over the Brussels-Amsterdam portion of the network in late 1996, and the London-Paris portion in November 1997 and the rest of the cities were connected to the network in 1998. GTS-Monaco Access operates an international gateway in Monaco in partnership with, and utilizing the existing gateway infrastructure of, the Principality of Monaco and provides transit and routing of international calls to other telecommunications operators. Through its HER and GTS-Monaco Access ventures, GTS is building a new network for transporting voice, data and multimedia/image traffic for other carriers throughout Western and Central Europe and for worldwide international voice, data and multimedia/image traffic that either originates or terminates in, or transits through, Western and Central Europe. See " -- Western Europe."

     In Central Europe, GTS's objective is to become one of the leading alternative telecommunications providers in the region. GTS currently provides private data communications services to government and commercial customers in Hungary and the Czech Republic. In the Czech Republic, the Company provides outgoing voice services and operates an international gateway and a data services network. In Hungary, GTS operates a nationwide microwave network and a VSAT network, which GTS believes is the largest VSAT network in Central Europe as measured by number of VSAT sites. The Company has also signed an agreement to provide international data services in Poland, subject to the receipt of necessary governmental approvals. GTS's strategy is to expand its service offerings as the regulatory environment permits, leverage its existing VSAT and international gateway infrastructure where possible and provide a broad range of services to its target markets. See " -- Central Europe."

     GTS does not currently own or operate significant telecommunication assets in Asia. See "-- Asia."

BUSINESS STRATEGY

     GTS seeks to develop businesses to meet the rapidly expanding market demand for telecommunications services. GTS's goal in emerging markets is to establish itself as the leading alternative to the incumbent telecommunications service providers and as a premier provider of value-added services. In addition, the Company seeks to position itself as the leading independent carriers' carrier within Western and Central Europe through the development of a pan-European fiber optic network and an international gateway in Monaco. In addition, the Company has recently developed a business plan to offer facilities-based telecommunications products and services to businesses and other high-usage customers in certain metropolitan markets throughout Europe. See "-- Western Europe -- European Services Strategy."

     GTS believes that it will be able to successfully operate its businesses and develop business opportunities by pursuing the following strategies:

     - Identify and Seize Early Market Opportunities. GTS's primary strategy is to identify less developed markets in which the incumbent operator offers inadequate service and where liberalization of telecommunications regulations may be pending. The Company believes that entering these less developed markets quickly is a key competitive advantage in the global telecommunications market. GTS leverages its management's knowledge of the markets in which the Company operates to assess and react quickly when attractive business opportunities arise.

     - Establish Joint Ventures with Experienced Local Partners. GTS seeks to establish and maintain strategic partnerships and relationships with key telecommunications operators and service providers in the countries in which it operates. The Company believes that these relationships increase its ability to anticipate and respond to changes in the regulatory and legal environment and assist with license renewal and expansion of its operating companies.

     - Retain Significant Operational Control. In general, GTS actively participates in the management of its ventures by (i) providing most of the funding for the ventures' operations, (ii) selecting key members of the local management team, (iii) developing business plans and marketing strategies together with local management, (iv) monitoring operating functions, (v) maintaining close working relationships with local partners and (vi) integrating its networks and businesses in a manner which is consistent with the Company's overall strategic objectives.

     - Build Infrastructure to Provide High Quality Services. GTS continues to develop and expand its network infrastructure. The Company believes that its networks offer service, quality and cost advantages over incumbent providers as a result of the Company's customer support, network monitoring, management systems and its ability to integrate and co-market its service offerings.

     - Leverage Management Depth and Experience. GTS's management has significant experience in the development and operation of telecommunications businesses outside the United States. The Company believes that this experience, together with the Company's extensive operations, has provided its management with the ability to identify, evaluate and pursue international telecommunications business opportunities. Additionally, GTS has assembled a management team comprised of executives with extensive experience managing telecommunications companies in the respective local markets. GTS believes that its management team possesses a broad knowledge of relevant political and regulatory structures, as well as the cultural awareness and fluency with international and local business practices necessary to implement the Company's objectives.


     - Access Capital Effectively. In general, the Company's financing strategy is to establish parent level funding to meet general corporate needs and the costs of start-ups and acquisitions and, when it is possible and cost-effective, to finance ongoing operations at the venture level. From 1993 through 1997, the Company raised privately approximately $268 million in equity and approximately $215 million of debt (of which approximately $74 million was raised through shareholders). In addition, HER completed a $265 million private placement of senior notes (of which $56.6 million was placed in escrow for the first two years' interest payments) in 1997. On February 10, 1998, the Company completed an IPO of Common Stock in which the Company sold 12,765,000 shares and realized aggregate net proceeds of approximately $235.6 million. On the same date, the Company also sold $105 million aggregate principal amount of 9 7/8% Notes and realized aggregate net proceeds of approximately $100.5 million, of which $19.6 million was placed in escrow to cover the first four scheduled payments of interest on the 9 7/8% Notes. In July 1998, the Company completed a follow-on public offering of its Common Stock in which the Company sold 2,801,000 shares and realized aggregate net proceeds of $119.9 million and certain selling stockholders sold 11,705,900 shares for aggregate net proceeds of $507.4 million (the "Stock Offerings"). In addition, concurrent with the completion of the Stock Offerings, the Company sold $466.9 million aggregate principal amount of its 5 3/4% Convertible Senior Subordinated Debentures due 2010 (the "New Convertible Bonds") and realized net proceeds of $452.1 million (the "New Convertible Bond Offering" and, together with the Stock Offerings, the "Offerings").


     In addition to its overall business strategy, GTS has developed market strategies to achieve its goals in emerging markets and Western Europe as well as its preliminary business plan to offer comprehensive telecommunications services in Europe.

     Emerging Markets. The Company pursues its goals in emerging markets through a three-stage approach of market entry, market expansion and market integration.

     - Market Entry. GTS identifies a market as a suitable target for entry based upon: (i) superior growth prospects for such market, demonstrated by growing demand for high quality telecommunications services; (ii) the provision of inadequate services by incumbent providers, typically resulting from the incumbents' unwillingness to offer high quality services with reliable customer support at attractive prices; and (iii) attractive regulatory environments in which emerging alternative telecommunications providers such as GTS have, or are expected to have over a clearly defined time horizon, the ability to compete on a substantially equal basis with the incumbent providers in terms of certain services and the cost of providing those services. Once the Company has identified a market as suitable for entry, the Company seeks to establish its presence in that market by establishing a venture with a strong local partner or partners. In general, GTS maintains a significant degree of operational control in such ventures. Through such ventures, the Company benefits from its partners' ability to provide infrastructure, regulatory expertise and personnel that will provide the Company with a competitive advantage in entering that market. When entering a new market, GTS's strategy is to provide its customers with service of higher quality than that provided by incumbents.

     - Market Expansion. Having entered a market successfully and established a limited service offering to its targeted customer base, GTS then seeks to expand the range of services it offers to existing and potential customers and to further develop its relationships with local partners. By broadening its service offerings and providing a bundled service offering, the Company expects to both expand its customer base and increase the Company's share of each customer's telecommunications spending. GTS also expects to achieve increased economies of scale through the common use of administrative and operating functions already in place. The Company also seeks to expand its targeted geographic market by forming new partnerships and installing infrastructure and offering services in additional geographic regions, allowing the Company to further enhance its operating leverage and ability to service its customers' telecommunications needs.

     - Market Integration. GTS ultimately intends to integrate and co-market its service offerings in each of the markets in which it operates. The Company believes such integration will enable it to enhance its operating efficiency by leveraging its distribution channels, infrastructure, networks and management information systems. As customers develop a need for a broader variety of telecommunications services, the Company believes that GTS's integrated operations will represent an attractive service alternative for customers seeking a single provider that can meet all their telecommunications needs.

     Western Europe. The Company believes it is well-positioned to establish itself as the leading independent carriers' carrier within Western Europe through the development of HER's pan-European fiber optic network and the operation of GTS-Monaco Access's international gateway in partnership with, and utilizing the gateway infrastructure of, the Principality of Monaco. HER and GTS-Monaco Access seeks to complement and enhance the services provided by PTOs and New Entrants in a way that helps them to more successfully meet the needs of their end-user customers. HER has been able to enter the market ahead of competition and encourage a wide variety of carriers to use its network with service offerings that meet their needs. To establish itself as the leading carriers' carrier for international telecommunications within Europe, HER intends to provide its customers with significantly higher quality transmission and advanced network capabilities at a competitive price by utilizing advanced, uniform technology across the region and providing redundant routing for higher levels of reliability.

  European Services Strategy


     In addition, the Company has recently developed a business plan to offer, through one or more new subsidiaries, facilities-based telecommunications products and services to businesses and other high usage customers in certain metropolitan markets throughout Europe. The Company believes that the size and growth potential of the European market combined with increasing liberalization of European telecommunications regulations provides the Company with the opportunity to successfully develop local networks and other end-user services. The Company is evaluating developing CLECs in up to 12 European cities. Implementation of this strategy may involve one or more of the following: (i) the construction of fiber loop networks, (ii) the purchase or lease of dark fiber, (iii) obtaining of high frequency microwave licenses for "wireless fiber," or (iv) partnership with, or acquisition of, resellers or facilities-based CLECs. In evaluating potential markets the Company will consider among others the following characteristics of each market: (i) its business concentration, (ii) the national and local regulatory environment,
(iii) the technical difficulties of local network construction and (iv) the extent of existing competition. See "Risk Factors -- Risks Relating to European Services Strategy," "Recent Developments" and "Business -- Western
Europe -- European Services Strategy."

RUSSIA AND THE CIS

OVERVIEW

     GTS is a leading provider of a broad range of telecommunications services in Russia. GTS's services include international long distance services, domestic long distance services, high speed data transmission and Internet access, cellular services and local access services. GTS was among the first foreign telecommunications operators in the CIS, where it began offering data links to the United States in 1986, international long distance services in 1992, local access to its networks in 1994 and cellular services in 1995. GTS has developed these businesses into a leading provider of telecommunications service offerings in Russia by building its own infrastructure, including a fully digital overlay network and interconnections with its local Russian telecommunications partners.

     The Company believes that evolving changes in government policy over the last several years and the overall inadequacy of basic telecommunications services throughout Russia have created a significant opportunity. Before 1990, all international, domestic long distance and local telecommunications in the Soviet Union were provided by a monopoly state telecommunications company managed by the Ministry of Posts and Communications. In 1990, the Council of Ministers established a joint-stock company called Sovtelecom and transferred to it all of the telecommunications assets and operations of the Soviet Ministry of Posts and Communications. Following the dissolution of the Soviet Union in 1991, the name of the company was changed to Intertelecom. In 1992, the Russian government decided to split Intertelecom into several components to foster privatization, competition and investment. The international and long-distance assets and operations were combined into Rostelecom, creating a monopolistic service provider. The local telecommunications assets and operations were broken up into 88 independent regional joint-stock companies, seven of which serve cities, including the Moscow City Telephone Network and the Petersburg Telephone Network. Most of the regional companies have a telecommunications trunk operator and provide domestic long distance service within their service region. Domestic long distance calls to and from areas outside the companies' service area, as well as international calls, are switched to and from Rostelecom, which forwards the calls to and from another regional company or a foreign carrier for international calls. Exceptions to this rule include the seven city operators. In Moscow and St. Petersburg, the trunk operators have been isolated into separate, long distance companies called Moscow MMT and St. Petersburg MMT. All domestic long distance and international calls originating from or terminating in Moscow and St. Petersburg are switched through the MMTs, which forward the calls to and from Rostelecom.

     Following the former Soviet Union's transformation from a centralized economy to a more market-oriented economy, increased demand from emerging private businesses and from individuals, together with the poor state of the public telephone network, has led to rapid growth in the telecommunications sector in Russia and the CIS. In 1991 the Ministry of Communications (the "MOC") was established as the Russian successor to the Soviet Ministry of Posts and Communications to regulate and improve the Russian telecommunications industry. The MOC was later designated as the government's representative for its ownership share of the 88 regional operating companies, the assets currently held by Svyazinvest (then the monopoly international and domestic long distance service provider), and the principal regulatory authority for national radio, television and satellite operating companies. This enabled the MOC and operating organizations to begin the privatization process, attract foreign investment and initiate joint ventures with foreign partners.

     Although it remains subject to certain restrictions, significant progress in privatization of the telecommunications industry in Russia and the CIS has occurred. Under Russian law, state-owned enterprises within the telecommunications sector were subject to privatization but only pursuant to a decision of the Russian government in each individual case and with the state retaining a certain percentage of the stock of the privatized entity for three years, subject to extension for national security reasons. At present, virtually all of the former state telecommunications enterprises have been privatized and, subject to the above restrictions, shares of the newly formed joint stock companies have been sold to the public. Also, a significant number of private operators provide a wide variety of telecommunications services pursuant to licenses from the MOC to a growing number of customers throughout Russia. According to the MOC, more than 6,000 licenses have

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

been granted to telecommunications operators in Russia, a large portion of which is assumed to represent licenses reissued to the same operators as a result of their reorganization or obligation to hold such licenses on counterfeit-proof paper.

     In October 1994, the President authorized the establishment of Svyazinvest with the stated purpose of fostering greater efficiency and economies of scale within the industry through competition. As a wholly government-owned company, Svyazinvest was granted a controlling stake in approximately 85 regional telecommunications companies in order to compete in these respective markets. Svyazinvest was also given control of more than 20 million of the 25.5 million telephone lines in Russia, except in Moscow and St. Petersburg.

     In April 1997, President Yeltsin approved the transfer of the federal government's 51% stake in Rostelecom, as well as similar stakes in Central Telegraph (the national PTO), the Ekaterinburg City Telephone Network and Giprosvyaz (a telecommunications research institute), to Svyazinvest. On July 30, 1997, Mustcom Ltd., a Cyprus-based company that represents the interests of a consortium which includes ICFI Cyprus, Renaissance International Ltd., Deutsche Morgan Grenfell, Morgan Stanley, and certain entities affiliated with an affiliate of George Soros, purchased a 25% stake in Svyazinvest for $1.87 billion. The President had also authorized the sale of another 24% of Svyazinvest at a future date. This sale was scheduled to occur in the second half of 1998 and is currently reserved solely for Russian investors. It is not certain that this sale will occur as scheduled because of the decline in the Russian stock market during the first eight months of 1998. See "Risk
Factors -- Risks Relating to Russia and the CIS -- Economic." The Russian government has announced that it will retain a controlling 51% interest in Svyazinvest.

     The Russian government's interest in Svyazinvest is held by the MOC, which was reclassified as the State Committee on Telecommunications and Informatics during a recent government reorganization. The MOC remains the central body of federal authority in the Russian Federation, having responsibility for state management of the communications industry and supervisory responsibility for the condition and development of all types of communications.

     Despite the recent changes in the Russian telecommunications industry, the level of telecommunications service generally available from most public operators in Moscow remains significantly below that available in cities of Western Europe and the United States, although in recent years, the Moscow local telephone infrastructure has benefited from significant capital investment. By 1995, there were approximately 16 lines per 100 persons in Russia and 45 lines per 100 persons in Moscow. In comparison, there were 60 and 58 lines per 100 persons in the United States and Western Europe, respectively. In addition, the quality of services, reflected as the percentage of digital switching in local telephone networks, currently is approximately 12% in Russia compared to 65% and 66% in the United States and Western Europe, respectively.

     Outside Moscow (and to a lesser extent St. Petersburg), most standard Russian telecommunications equipment is obsolete. For example, many of the telephone exchanges are electromechanical and most telephones still use pulse dialing. The Russian population is over 145 million, of which approximately two-thirds is concentrated in urban areas. The telecommunications market in Russia currently includes a number of operators that compete in different service offering segments -- local, inter-city, international, data and cellular services. In large measure, the relative lack of economic development in the regions accounts for the lack of improvement in local telecommunications infrastructure. Although the regions still generally rely on an outdated infrastructure inherited from the former Soviet Union, they are starting to resort to sophisticated sources of finance, such as municipal bond offerings, in order to upgrade the infrastructure.

     Growth in the Russian telecommunications industry has been principally driven by businesses in Moscow requiring international and domestic long distance voice and data services and by consumers using mobile telephony. This growth has been most significant as multinational corporations have established a presence in Moscow and Russian businesses have begun to expand. The service sector, which includes operations in distribution, financial services and professional services and tends to be the most telecommunications-intensive service sector of the economy, is growing rapidly in Moscow. The telecommunications industry in the outlying regions has experienced recent growth, principally as a result of growth in the industrial sector as well as the establishment of satellite offices in the regions by multinational corporations and growing Russian businesses. The extent of overall market growth will depend in part on the rate at which the Russian economy expands, although recent revenue growth in the sector has been significant (in spite of a declining economy in certain regions) because of increasing traffic from pre-existing customers and the normalization of tariffs for business services. It is unclear, however, what the effects of the August 17 Decision and its consequences will be on the Russian economy. See "Risk Factors -- Risks Relating to Russia and the CIS -- Economics."

     The Company believes it is well-positioned to take advantage of market growth factors due to (i) its early market entry, (ii) its strong infrastructure position in Moscow, by far the most important regional market, (iii) the local market experience of its local partners, (iv) the extent of its existing customer base and (v) its extensive range of international and domestic telecommunications services. GTS believes it is the only operator in Russia currently capable of providing a broad range of service offerings and marketing them as a single end-to-end service offering for its customers.

STRATEGY

     GTS's objective is to become the premier alternative carrier in Russia and other key growth markets of the CIS. To attain this objective, the Company has developed and implemented the following strategy:

     - Develop Strong Local Partnerships. The Company has and continues to develop its Russian and CIS business through alliances with experienced local partners. These ventures combine the management, financial and marketing expertise of GTS together with its partner's ability to provide infrastructure and local regulatory experience. GTS believes that these relationships lend it credibility and increase its ability to anticipate and respond to the evolving regulatory and legal environment. GTS maintains a significant degree of managerial and operational control in its joint ventures through its foundation documents, which enable GTS to develop them in a manner consistent with its overall strategic objectives.

     - Expand Customer Base. The Company continues to expand its customer base through the provision of basic telephone and digital services in markets where such services are not currently provided. Once they have established a presence in a market, the Company's ventures seek for opportunities to expand further into neighboring regions and cities.

     - Increase Range of Digital Services. As its business customers expand their operations throughout Russia and the CIS and as their telecommunications needs become more sophisticated, the Company seeks to increase its revenues by expanding the range of integrated digital services offered to its customers.

     - Offer High Quality Telecommunications Service and Customer Service. Subject to stabilization of the political and economic situation in Russia, the Company will continue to invest in and build sophisticated high-speed digital networks and other infrastructure through which customers can gain local access to the Company's services. In addition to providing advanced, high quality network infrastructure, the Company emphasizes and offers its customers a level of customer service which the Company believes cannot be found elsewhere in the market.

     To date, GTS has made substantial progress employing this strategy. The Company provides digital voice, data, internet and local services in Moscow through its Sovintel, Sovam and TCM ventures and provides these same services to fourteen additional Russian cities through its TeleRoss long distance network. The Company believes that attractive acquisition opportunities currently exist in the markets in which it operates in Russia and the CIS. The Company continuously considers a number of potential transactions, some of which may involve the contribution of certain of its Russian businesses in exchange for an interest of equivalent or greater value in the surviving entity and, if consummated, may be material to the Company's operations and financial condition.

OPERATIONS

     GTS provides a broad range of telecommunications services in Russia, including international long distance services, domestic long distance services, cellular services, high speed data transmission, Internet access and local access services. These services are supported by operator assistance, itemized call reporting and billing, and other value-added capabilities that leverage GTS's investment in advanced switching, data collection and processing equipment. GTS also provides customized systems integration, including PABXs, key systems, wiring and interconnectivity. GTS's own infrastructure is supplemented with dedicated and leased capacity to allow GTS to bypass the severely congested and poorly maintained local, domestic and long distance circuits of the Russian carriers.

     Whenever practical, GTS's business units integrate and co-market their service offerings, utilizing TeleRoss as the long distance provider, Sovintel as the international gateway, TCM and GTS Cellular for local access, and Sovam as the data communications and Internet access network for business applications and on-line services. Through this integrated marketing approach, GTS is able to provide comprehensive telecommunications solutions to multinational corporations operating throughout Russia and the CIS. Several of the TeleRoss Ventures and the cellular joint ventures were not operational, or had just commenced operating, in 1995. As a result, TeleRoss and GTS Cellular did not generate significant revenues in 1995.

     The following table sets forth certain operating data related to the Company's operating ventures in Russia and the CIS.

                                                                        AT AND FOR THE
                                                      AT AND FOR THE      SIX MONTHS
                                                        YEAR ENDED          ENDED
                                                       DECEMBER 31,        JUNE 30,
                                                      --------------    --------------
                                                      1996     1997     1997     1998
                                                      -----    -----    -----    -----
Cities In Service...................................     33       40       39       55
Total Voice Minutes (millions)
  Inter-city........................................   15.8     57.1     19.5     48.0
  Local.............................................  133.0    269.1    107.0    202.9
  International Outgoing............................   20.5     46.0     20.2     31.1
  Incoming..........................................   33.2     69.9     32.6     24.1
Total Data Customers (thousands)....................    6.2      9.9      8.0     10.4
Total Cellular Subscribers (thousands)..............    9.8     23.4     13.5     31.7

SOVINTEL

     GTS owns 50% of Sovintel, a joint venture with Rostelecom, the national long distance carrier. Sovintel was founded in 1990 by GTS, Rostelecom and GTE Spacenet, with GTS acquiring GTE Spacenet's interest in 1994. Sovintel markets a broad range of high quality telecommunications services by (i) directly providing international direct dial access to over 180 countries and private line dedicated voice channels and (ii) leveraging the infrastructure and services of the other GTS ventures, including TeleRoss, TCM and Sovam. In addition, Sovintel provides and installs for its customers equipment such as PABXs, key systems and wiring and provides maintenance and other value-added services. Sovintel customers, which primarily consist of businesses, hotels and Moscow-based cellular operators, are able to access these telecommunications services through Sovintel's fully-digital overlay network in Moscow. In addition, Sovintel continues construction of its St. Petersburg network which is interconnected to Sovintel's Moscow network and is intended to support Sovintel's Moscow clients which have a presence in St. Petersburg. Sovintel serviced over 48,900 Moscow telephone numbers, or "ports," for business customers and cellular providers and had over 320 employees as of June 30, 1998.

     Sovintel has constructed and operates a fully-digital overlay network in and around Moscow which consists of (i) an approximately 600-kilometer fiber optic ring, (ii) over 430 PABXs linked to the fiber optic ring, (iii) a fully-digital microwave network, (iv) a wireless local loop and (v) an international gateway connected to the fiber optic ring. In addition, Sovintel leases dedicated international long distance channels.

Customers are connected to the Sovintel network via last mile connections to over 430 PABXs that provide "points-of-presence" in and around Moscow. The PABXs are connected to the network through a direct fiber connection or a digital microwave network. Some of Sovintel's new customers are temporarily connected to the network through a wireless local loop. The wireless local loop provides a significant competitive advantage because it allows Sovintel to connect customers to its network more quickly than alternative methods. As these customers are provided permanent connections to Sovintel's network through direct connections to the PABXs, additional customers are rolled onto the wireless local loop.

                      [GTS SOVINTEL MOSCOW NETWORK CHART]

     After a customer is connected to the Sovintel network, local telephone services are provided through the Sovintel fiber optic ring's interconnection with the switches of either TCM or MTU Inform. These switches provide access to local telephone service in Moscow through interconnections with the Moscow city telephone network ("MGTS") and the principal Moscow cellular providers. Sovintel provides its customers access to domestic long distance service through the TeleRoss long distance network, or through Rostelecom's network in cities not currently served by TeleRoss. International service is provided primarily through the Sovintel international gateway, which transmits international traffic via dedicated international leased long distance channels. Sovintel's customers also can receive high speed data services through Sovintel's interconnection with the Sovam data network. Sovintel has obtained licenses in Moscow and St. Petersburg to offer large business customers high speed data services and Internet access, thus complementing Sovam's regional offering and supporting its customer base in Moscow and St. Petersburg. Accordingly, from a customer's perspective, Sovintel offers a broad range of telecommunication services.

     The following table sets forth certain operating data related to Sovintel's operations:

                                                                            AT AND FOR THE
                                                                           SIX MONTHS ENDED
                                 AT AND FOR THE YEAR ENDED DECEMBER 31,        JUNE 30,
                                 ---------------------------------------   -----------------
                                   1995           1996           1997       1997      1998
                                 --------   ----------------   ---------   -------   -------
MINUTES OF USE(1)
  International
     Number of Minutes.........   10,516         20,839          43,664     19,102    28,976
     Average Rate Per Minute...  $  2.06        $  1.55        $   1.12    $  1.33   $  0.97
  Domestic Long Distance
     Number of Minutes.........    2,047         10,098          26,606     10,105    23,708
     Average Rate Per Minute...  $  0.86        $  0.65        $   0.52    $  0.57   $  0.46
  Moscow (Local) Fixed Line
     Number of Minutes.........       --             --           3,501      1,613     1,926
     Average Rate Per Minute...       --             --        $   0.05    $  0.06   $  0.08
  Moscow (Local) Cellular
     Number of Minutes.........   21,478         83,673         118,447     52,164    62,288
     Average Rate Per Minute...  $  0.06        $  0.08        $   0.08    $  0.07   $  0.08
  Incoming
     Number of Minutes.........    3,839         24,306          43,626     24,011    14,663
     Average Rate Per Minute...  $  0.58        $  0.28        $   0.30    $  0.27   $  0.31
PORTS
  Number of Ports
     (cumulative)..............    6,079         29,646          43,976     40,249    48,911
NUMBER OF PRIVATE LINE CHANNELS
  International................       26             89             201        128       271
  Inter- and Intra-City........       26            103             243        155       331
APPROXIMATE EQUIPMENT SALES
  (THOUSANDS)..................  $ 1,400        $ 2,200        $  3,400    $ 1,800   $ 2,421

---------------

(1) Minutes in thousands. Amounts include minutes among affiliates.

     Services. Sovintel markets a broad range of high quality telecommunications services by (i) directly providing international direct dial access to over 180 countries and private line dedicated voice services and (ii) by leveraging the infrastructure and services of the other GTS ventures. Sovintel's services include:

     - Switched International, Domestic Long Distance and Local
       Services. Customers are provided switched international long distance services directly through Sovintel's international gateway in Moscow and its leased long distance channels. Domestic long distance services are marketed by Sovintel and provided either through the TeleRoss long distance network or, where the call destination is not served by TeleRoss, through Rostelecom's network. Local call service is provided by Sovintel indirectly as a result of its interconnection, through TCM or MTU Inform, with the Moscow city telephone network. Based on its familiarity with the market, the Company believes that Sovintel's services are distinguished by a higher level of quality than those of its competitors, particularly with respect to call completion rates for its domestic long distance and local call services. In addition, the Company trains its employees to provide customer service at a level which is comparable to that provided by Western telecommunications companies. As a result, the Company believes that customers choose Sovintel over its competitors because it has earned a reputation for providing high quality telecommunications services through an experienced and professional customer service staff.

     - Private Line Channels. Private line channels, which are provided over dedicated leased lines, are principally utilized by customers with high-volume data traffic needs, such as Sovam and large data providers. Private line customers have access to intra-city service in Moscow through Sovintel's fiber optic ring and to inter-city service between Moscow and St. Petersburg via fiber leased by Sovintel, in each case benefiting from Sovintel's high quality infrastructure. Private line domestic long distance service is provided through TeleRoss and, for cities not served by TeleRoss, through Rostelecom. International private line service is provided through dedicated leased fiber channels from Rostelecom.

     - Equipment Sales, Installation Services and Project Planning and Management Services. In providing the above services to its customers, Sovintel installs and maintains equipment on its customers' premises, including PABXs, key systems and wiring. Sovintel also provides project planning and management services, including system design and management, to its customers.

     - World Access Service. Customers are able to access Sovintel's international long distance services through the World Access Card, which provides customers either direct or calling-card-based portable access to domestic and international long distance service. The calling card can be used in 18 Russian cities, including Moscow and St. Petersburg, and 25 countries.

     Sovintel complements its service offerings by providing a wide range of value-added services, including operator assistance, maintenance and customer support and itemized call reporting and billing.

     Customers and Pricing. Sovintel's customers consist primarily of high-volume business and professional customers, such as IBM, Credit Suisse Group and Reuters, other multinational corporations and Russian enterprises, a number of premium Moscow hotels and other telecommunications carriers. In addition, Sovintel is one of the primary providers of domestic and international long distance service for the major cellular service providers in Moscow, including VimpelCom, MTS and Moscow Cellular. Sovintel's customers typically demand a higher level of service than generally available in the market. Sovintel further provides to its large corporate customers data services such as frame relay and Internet access contracted from Sovam in order to offer "one-stop shopping" telecommunications solution to these customers, who increasingly require this type of service.

     The pricing structure for international and domestic long distance calls is based upon traffic volume and overall market rates, with Sovintel's rates varying depending on the time and destination of the call. Local calls, other than calls placed to cellular phones, are completed without charge. Sovintel expects to continue its practice of not charging to complete local calls unless and until the MGTS begins to charge for completion of such calls. Sovintel prices its international long distance services slightly below those of its principal competitors, and has recently reduced its rates in anticipation of increased competitive pricing pressures. Sovintel's average revenue per minute for outgoing international long distance calls has declined from approximately $2.35 per minute for the year ended December 31, 1994 to approximately $0.97 per minute for the six months ended June 30, 1998. Sovintel is experiencing increased pricing pressure from competitors. Sovintel prices domestic long distance services in line with those of its principal competitors. Due to its obligations under certain agreements with affiliated entities, however, Sovintel's margins for these services are declining, though Sovintel expects to reverse this trend by achieving lower settlements through least-cost routing. Prices for domestic long distance services have increased significantly over the last several years, although such prices stabilized in the second half of 1996. Sovintel's private line services are priced competitively. Sovintel provides private line channels by releasing lines it leases from Rostelecom. The lines are leased by Sovintel from Rostelecom at wholesale rates and leased by Sovintel to its customers at prices in line with Rostelecom's retail rate.

     Customers are billed monthly, with larger-volume customers receiving discounts of up to 25%. Customers using international services, domestic long distance or data services are billed in U.S. Dollars. To the extent permitted by law, payment is made either in U.S. Dollars or in rubles at the ruble/dollar exchange rate at the time of payment, plus a conversion charge in order to minimize the impact of currency fluctuations. To the extent Sovintel receives remittances in rubles, Sovintel will have higher ruble cash and receivable balances which will expose it to correspondingly greater exchange risk. See "Risk Factors -- Currency and Exchange Risks." In addition, due to the ruble devaluation that was part of the August 17 Decision and the attendant scarcity of U.S. Dollars, there may be a lower general level of remittances to Sovintel in U.S. Dollars. Sovintel currently bills on an invoicing system that was internally developed. Currently, the system is adequate for Sovintel's present customer base; however, the Company is evaluating alternatives for upgrading the system in anticipation of future growth.

     Sales and Marketing. Sovintel's sales and marketing strategy targets large multinational and Russian businesses both directly and through contacts with real estate developers and business center managers in the greater Moscow area. These developers and managers typically determine which telecommunications service provider will service their respective properties. By identifying and building relationships with these developers and managers at an early stage (typically up to one year prior to the completion of a new building project), Sovintel seeks to enhance the likelihood of winning the service contract. In addition to its traditional target market, Sovintel has recently begun to market its services to smaller businesses. Sovintel utilizes a departmentalized sales force in order to focus its sale efforts on the different segments within its target market. The sales force is comprised of 17 account managers, all of whom specialize in serving specific targeted industries. Dedicated marketing, project management and customer support comprised of 23 personnel provide technical support, customer service, training, market monitoring and promotional functions for Sovintel. Sovintel's sales and marketing personnel are paid through a combination of salary, commissions and incentive bonuses.

     Ownership and Control. Sovintel is a joint venture between a wholly owned entity of GTS and Rostelecom, with each having a 50% ownership interest. Under Sovintel's charter, GTS and Rostelecom each have the right to appoint three of the six members of Sovintel's managing board. Rostelecom has the right to nominate the Director General (the highest ranking executive officer at Sovintel), while GTS has the right to nominate the First Deputy Director General (the next-highest ranking executive officer at Sovintel). In practice, the Director General and the First Deputy Director General together perform the role of a chief executive officer. Certain business decisions, including the adoption of Sovintel's annual budget and business plan as well as the distribution of profits and losses, require the approval of both GTS and Rostelecom. Neither GTS nor Rostelecom are obligated to fund Sovintel's operations or capital expenditures. Losses and profits of Sovintel are allocated to the partners in accordance with their ownership percentages, in consideration of funds at risk. As of June 30, 1998, GTS and Rostelecom have each made equity contributions of $1.0 million to Sovintel. The Sovintel joint venture agreement does not have an expiration date. See "Risk Factors -- Dependence on Certain Local Parties; Absence of Control" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Accounting Methodology--Profit and Loss Accounting."

TCM


     Subsequent to June 30, 1998, GTS increased its beneficial ownership of TCM to 95%. TCM, a joint venture founded in 1994, provides a licensed numbering plan and interconnection to the Moscow city telephone network for carriers needing basic local access service in Moscow. GTS's partner in TCM is MTU-Inform, a Russian telecom operator. TCM is currently licensed to provide 100,000 numbers in Moscow, of which over 75,000 have been leased. In addition, TCM expects to lease an additional 22,000 numbers to VimpelCom, TCM's primary customer, during 1998. TCM has completed agreements required to construct and provide an additional 50,000 numbers. The construction will start this year and is expected to be completed in the third quarter of 1999. TCM's switching facilities are fully integrated with the networks of Rostelecom, Sovintel, and MGTS, allowing it to provide high quality digital service to its customers.


     Services. TCM acts as a local gateway by providing numbers and ports to carriers in Moscow, including Sovintel, VimpelCom, MTS and Moscow Cellular, and thus providing interconnectivity to the Moscow city telephone network. Access to the Moscow city telephone network provides customers with the higher quality and broader range of services available in Moscow, such as the services provided by Sovintel. Access from outlying regions is typically obtained through a domestic long distance service provider such as TeleRoss. See "-- Sovintel" and "-- TeleRoss."

     Customers and Pricing. TCM provides its services on the wholesale level to primary carriers. VimpelCom is TCM's primary customer and accounts for substantially all of TCM's revenues. Hence the loss of VimpelCom as a customer would have a material adverse effect on the Company. TCM also provides ports to Sovintel and to other network operators. TCM's ports are leased principally to carriers in Moscow. Although local access services are priced upon the basis of supply and demand factors in the local market, in general, for each port cellular operators pay an approximately $360 installation fee and a $15 flat monthly fee plus a per minute charge for traffic while other carriers pay a larger initial fee of approximately $500 and a monthly fee of approximately $25. Local access services are typically provided pursuant to five-year contracts that may be renewed upon expiration for additional one-year periods. TCM has entered into an agreement with Sovintel pursuant to which billing and collecting functions for TCM-Sovintel joint customers are performed by Sovintel, with Sovintel remitting such amounts (less applicable settlement charges and administrative costs) to TCM. The rapid growth of cellular services in markets like Moscow has placed a premium on new numbers, which has translated into attractive prices for these numbers. TCM, however, believes these prices will decline over time.

     Ownership and Control. GTS's indirect interest in TCM is represented by its 100% interest in a holding company, which owns 95% of TCM. This structure provides GTS with 95% beneficial ownership interest in TCM. At both the holding company and TCM level, losses and profits are allocated to the partners in accordance with their ownership percentages, in consideration of funds at risk. None of the operative charters and agreements relating to the holding company or TCM have expiration dates. See "Risk Factors -- Dependence on Certain Local Parties; Absence of Control" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Accounting--Methodology Profit and Loss Accounting."

TELEROSS

     TeleRoss, which began operations in 1995, consists of a wholly owned subsidiary of GTS that operates a domestic long distance network (the "TeleRoss Operating Company") and fourteen joint ventures that are 50% beneficially-owned by GTS that originate traffic and provide local termination of calls (the "TeleRoss Ventures" and, together with TeleRoss Operating Company, "TeleRoss"). The TeleRoss domestic long distance network serves 15 major Russian cities, including Moscow and, through VSAT technology, 26 customers located outside these cities. TeleRoss provides digital domestic long distance services and other value-added services through its own infrastructure as well as access to Sovintel's international gateway services and access to the Moscow city telephone network through TCM's switching facilities. Sovam uses the TeleRoss digital channels to provide regional data service and has co-located its access facilities with TeleRoss. As of June 30, 1998, TeleRoss employed approximately 227 persons of which approximately 105 people were based in Moscow and approximately 112 people were deployed in the regions in which TeleRoss operates.

     TeleRoss's licenses cover the city of Moscow and a total of 43 regions throughout Russia. Most of the 14 cities in which TeleRoss primarily operates are regional capitals, with an aggregate population of approximately 13 million. TeleRoss's licenses cover the entire region surrounding these cities, with populations totaling approximately 41 million persons, and GTS intends eventually to extend the reach of the TeleRoss network beyond the regional capitals to the surrounding areas. The cities in which TeleRoss currently offers its services are: Arkhangelsk, Ekaterinburg, Irkutsk, Khabarovsk, Krasnodar, Nizhni Novgorod, Novosibirsk, Samara, Syktyvkar, Tyumen, Ufa, Vladivostok, Volgograd and Voronezh.

     The TeleRoss network architecture involves local city switches connected to remote earth stations which communicate via satellite to a Moscow-based hub. This hub consists of the network control center, earth station equipment, multiplexing equipment and a switch. The earth stations, hub and related equipment are owned by TeleRoss, which gives TeleRoss the flexibility to redeploy network assets to other locations as necessary. The hub interconnects to Sovintel's network providing access to Sovam's data networks, TCM's switching facilities and Sovintel's international gateway, which transports international traffic via dedicated international leased satellites and fiber channels and provides access to Rostelecom's long distance networks. Outside of Moscow, TeleRoss's local joint venture partners provide interconnection to the local public telephone networks in each of the cities it serves. In addition to providing services through its network, TeleRoss currently serves 26 customers in 26 additional sites through VSAT technology which links the customers via satellite to the Moscow hub.

     The following table sets forth certain operating data related to TeleRoss's operations:

                                                                        AT AND FOR THE
                                                AT AND FOR THE YEAR    SIX MONTHS ENDED
                                                ENDED DECEMBER 31,         JUNE 30,
                                                -------------------    -----------------
                                                 1996        1997       1997      1998
                                                -------    --------    ------    -------
MINUTES OF USE(1)
  Domestic Minutes (thousands)................   4,035      23,233      7,904     20,458
  Average Rate Per Domestic Minute............  $ 0.99     $  0.63     $ 0.76    $  0.53
  International Minutes (thousands)...........     272         744        276        522
  Average Rate Per International Minute.......  $ 2.76     $  2.47     $ 2.62    $  2.10
NUMBER OF CITIES SERVED(2)....................      13          14         13         15
WORLD CONNECT DIAL/RUSSIA
  Number of Connect Dial Ports................     472       1,112        861      1,994
  Average Revenue Per Port Per Month..........  $  767     $   370     $  460    $   349
MOSCOW CONNECT
  Number of Ports.............................      49          78         54         92
  Average Revenue Per Port Per Month..........  $1,165     $ 1,358     $1,409    $ 1,384
DEDICATED CIRCUITS
  Number of Dedicated Channels................      33          60         41         84
  Average Price Per Channel...................  $4,553     $ 4,140     $4,606    $ 3,212
WORLD ACCESS SERVICE
  Number of World Access Card Users...........   3,929       4,595      4,276      5,019
  Average Revenue Per Card Per Month..........  $   52     $    48     $   59    $    44
VSAT SERVICES
  Number of VSATs.............................      12          24         20         26

---------------

(1) Includes minutes among affiliates.

(2) Includes connection to Moscow.

     Services. Through its network and VSAT offerings, TeleRoss offers the following services:

     - Carriers' Carrier Services. TeleRoss provides services as a "carriers' carrier," providing domestic long distance carrier services to cellular operators, Sovintel, the TeleRoss Ventures' regional partners and competitive bypass operators from the cities in which the TeleRoss Ventures operate, and to customers in remote sites using VSAT stations. These services are provided to and from Moscow, and are provided by TeleRoss at wholesale rates competitive with those offered by Rostelecom. TeleRoss also provides private line channels to Sovam in cities where the TeleRoss Ventures operate. In addition, TeleRoss has recently received a license to provide international private line service.

     - World Connect Dial/Russia Connect Dial. Customers in TeleRoss's cities are provided dedicated local access to the regional TeleRoss switch through lines leased from the TeleRoss Venture's regional joint venture partner. These customers then have access to the domestic long distance service provided by TeleRoss, international long distance service provided by Sovintel and are fully integrated into the local phone networks operated by the applicable TeleRoss Venture's partner and to the Moscow city telephone network through TCM.

     - Moscow Connect. Customers are provided with dedicated last mile connection over lines leased from the regional joint venture partner and connected to a local TeleRoss switch. The TeleRoss network and its interconnection to TCM provide customers with a Moscow dial tone which allows users in remote locations better access to Moscow's advanced telecommunications infrastructure. In addition, Moscow Connect service provides better call quality at lower rates for domestic and international long distance. Moscow Connect also facilitates communications between users and their Moscow-based associates as calls can be made to and from Moscow without the use of prefixes and without long distance charges accruing to the Moscow-based parties.

     - Dedicated Circuits. Customers are provided with point-to-point clear channel circuits within Russia and internationally through the TeleRoss backbone and its interconnection with Sovintel's international gateway in Moscow. Dedicated circuits are generally used by news services, banks and other commercial customers who require high capacity and high quality service. This service can be used for voice or data, depending on the user's needs. In providing dedicated circuits, TeleRoss competes against other alternative communications providers; however, TeleRoss believes that it has a distinct price advantage over its competitors because of the use of its own infrastructure and the bulk purchase of satellite capacity.

     - World Access Service. TeleRoss and Sovintel co-market World Access Service to their customers in each of the cities they serve through two products: World Access Direct and World Access Card. Through World Access Direct, TeleRoss customers can access domestic long distance and international service anywhere within the customer's city through the local telephone network. The World Access Card is a calling card which allows TeleRoss customers portable access to domestic long distance and international service from 18 Russian cities, including Moscow and St. Petersburg, and 25 countries. This service is provided through Sovintel's infrastructure.

     - VSAT Services. For customers that are located outside the cities serviced by TeleRoss or that cannot be physically linked to TeleRoss's regional switches, TeleRoss offers VSAT service which connects these customers directly to TeleRoss's Moscow-based hub through a VSAT antenna installed at the customer's location. Both dedicated and switched services are provided through these VSAT arrangements.

     In addition to continuing the development of its core domestic long distance business, TeleRoss's strategy includes the development of local access networks to capitalize on demand for local phone service and to capture additional customers for its long distance and value-added service offerings. Outside Moscow, TeleRoss has primarily pursued a strategy whereby it develops its own intra-city trunking network with copper based or fiber optic facilities leased from the regional joint venture partners. As of June 30, 1998, TeleRoss, in conjunction with regional joint venture partners, has installed approximately 30 kilometers of fiber optic cable in three cities and plans to install an aggregate of approximately 100 kilometers of additional fiber optic cable in up to an additional 6 cities over the next 21 to 27 months. Customers who obtain local phone numbers from TeleRoss's venture partners are directly interconnected to the local telephone company and to the Company's long distance network and Sovintel's international gateway and may obtain a broad range of value-added services offered by the Company.

     Customers and Pricing. TeleRoss's customers include businesses and other telecommunications service providers such as carriers, PTOs, cellular operators, Sovintel and Sovam. TeleRoss's business customers consist of large multinational and Russian businesses in each of the regions it services, as well as medium and small-sized businesses. Between 1993 and mid-1996, consumer prices in TeleRoss's industry increased significantly as a result of Rostelecom raising its prices in an effort to raise capital for investment and development of its network infrastructure, although prices have stabilized over the past years and Rostelecom has indicated that it plans to decrease prices by up to 10% during 1998. During the first six months of 1998, TeleRoss increased sales to carriers, which sales were made at wholesale rates, resulting in a decrease in the average rate per minute for TeleRoss. TeleRoss strategically prices its domestic long distance services at a slight premium over similar services offered by Rostelecom to account for a higher quality of service, but in line with the prices offered by regional competitors.

     TeleRoss primarily bills its customers in rubles and receives remittances in rubles. To the extent permitted by law, payment is made either in U.S. Dollars or in rubles at the ruble/dollar exchange rate at the time of payment, plus a conversion change in order to minimize the impact of currency fluctuations. To the extent it receives remittances in rubles, TeleRoss will have higher ruble cash and receivable balances which will expose it to correspondingly greater exchange risks. See "Risk Factors -- Currency and Exchange Risks." In addition, due to the ruble devaluation that was part of the August 17 Decision and the attendant scarcity of U.S. Dollars, there may be a lower general level of remittances to TeleRoss in U.S. Dollars.

     Sales and Marketing. TeleRoss markets its services to carriers and businesses through direct sales channels. As of June 30, 1998, TeleRoss employed 43 sales and marketing personnel, approximately 16 of whom are based in Moscow with the remainder deployed regionally to identify and contact prospective customers. The Moscow-based sales and marketing personnel are organized into industry groups in order to better identify and serve customer needs. Each region is typically served by one or two sales representatives. TeleRoss's sales efforts are supported by market research and promotional activities carried out at the joint venture level and tailored to the specific market base of each region. TeleRoss's marketing strategy is to attract carrier customers by focusing on those carriers with high volume minutes operating in regions where TeleRoss has a competitive advantage. Through cross-marketing agreements with Sovintel and Sovam, TeleRoss markets many of the other service offerings of GTS's Russian businesses to customers throughout its service regions. Billing functions and the monitoring of quality control and technical issues are performed centrally through the Moscow-based hub.

     Ownership and Control. TeleRoss consists of the TeleRoss Operating Company, and the 50% beneficially owned TeleRoss Ventures. GTS controls TeleRoss Operating Company (which holds the network license) and co-manages the TeleRoss Ventures under the terms of the applicable TeleRoss Ventures' foundation agreements and charters. Under some of these charters, GTS generally has the right to designate the Chairman of the board of directors, and GTS's local partner has the right to designate the Deputy Chairman, for the first two-year term (and thereafter GTS and the local partner nominate the Chairman and Deputy Chairman for approval by the entire board on a rotating basis). The foundation agreements and charters do not have expiration dates. While GTS has significant influence within these ventures, decisions, including the decision to declare and pay dividends, are generally subject to GTS's partner's approval. See "Risk Factors -- Dependence on Certain Local Parties; Absence of Control." Neither GTS nor its respective joint venture partners are obligated to fund operations or capital expenditures of the TeleRoss Ventures. Losses and profits are allocated to the partners in accordance with their ownership percentages, in consideration of funds at risk. As of June 30, 1998, GTS and its partners had each made equity contributions aggregating $1.9 million to the various TeleRoss Ventures. Contributions made by the partners include contributions of cash and intangible assets, such as licenses. In addition, the various TeleRoss Ventures had outstanding loans and interest of $0.55 million to GTS and $2.36 million to Citibank as of June 30, 1998. In addition, as of June 30, 1998, GTS had made equity contributions of $5.8 million to the TeleRoss Operating Company and the TeleRoss Operating Company had outstanding loans and interest of $35.1 million to GTS and $3.2 million to Citibank. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Accounting
Methodology -- Profit and Loss Accounting."

SOVAM

     Sovam is a venture that is wholly owned by GTS. Sovam was founded in 1990 as a venture equally owned by GTS and the Institute for Automated Systems ("IAS"). In 1992, Cable & Wireless acquired a 33% ownership interest in Sovam, which interest was subsequently acquired by GTS in 1994, bringing GTS's ownership interest to 66.7%. GTS purchased IAS's interest in Sovam in February 1998, thereby making Sovam a wholly owned subsidiary of GTS. Sovam provides high-speed data communications services, electronic mail and database access over a high-speed packet/frame relay network in 43 major Russian and CIS cities. Sovam also offers Russia On Line, the first Russian language Internet service, which provides direct access to the Internet as well as access to a wide range of local and international information services and databases. (Russia On Line(TM) is a trademark of the Company.) As of June 30, 1998, Sovam had approximately 1,549 data service customers and approximately 3,950 Russia On Line customers (which includes approximately 480 trial subscribers). Sovam employed approximately 157 persons in Moscow and other regions of the CIS as of June 30, 1998. Sovam provides equipment and maintains marketing and technical support personnel at each location either through its own infrastructure or through the infrastructure of partners, including TeleRoss.

     In addition to serving the Moscow and St. Petersburg markets, Sovam co-locates its operations with the TeleRoss Ventures, offering its services in all TeleRoss cities, and also serves 30 additional cities in Russia and the CIS. Sovam operates under its own license within Russia while services elsewhere in the CIS are provided through applicable local partner licenses. The local partners of the TeleRoss Ventures provide facilities, assist in the provision of leased lines to Sovam customers that allow them to connect with Sovam's local data switches and also provide technical support. Sovam utilizes Sovintel's international capabilities and, in TeleRoss-served locations, TeleRoss's satellite overlay network, to take data through its local data switches and over the leased lines to its customers. Customers may obtain virtual private data networks without investing in, acquiring, installing and maintaining their own network nodes and switches.

     The following table sets forth certain operating data related to Sovam's operations:

                                                                       AT AND FOR THE
                                        AT AND FOR THE YEAR ENDED     SIX MONTHS ENDED
                                               DECEMBER 31,               JUNE 30,
                                        --------------------------    ----------------
                                         1995      1996      1997      1997      1998
                                        ------    ------    ------    ------    ------
BASIC DATA SERVICE
  Percentage of Total Sovam Revenue...      91%       79%       81%       80%       82%
  Number of Customers.................   1,587     1,726     1,571     1,748     1,549
  Average Revenue Per Month Per
     Customer.........................  $  201    $  446    $  728    $  604    $1,025
  Number of Cities in Service.........      11        25        30        29        43
EQUIPMENT AND HARDWARE SALES
  Percentage of Total Sovam Revenue...       8%       14%        8%       10%        7%
RUSSIA ON LINE SERVICE
  Percentage of Total Sovam Revenue...       1%        7%       11%       10%       11%
  Number of Subscribers(1)............     407     1,854     3,159     3,091     3,474
  Average Revenue Per Month Per
     Subscriber.......................  $   49    $   52    $   64    $   65    $   70

---------------

(1) In addition to the subscribers included above, Sovam frequently connects potential Russia On Line subscribers on a complimentary one-month trial basis. As of June 30, 1998, there were approximately 480 such potential subscribers.

     Services. Sovam's service offerings are comprised of data services, equipment and hardware sales and its Russia On Line services.

     - Data Services. Sovam provided high speed connectivity, electronic mail, database access and fax services to approximately 1,549 customers as of June 30, 1998, in Russia and the CIS. Sovam customers can use electronic mail systems to send and receive messages and data and to access public and private data networks (including the Internet) worldwide. Customers may obtain virtual private data networks without investing in, acquiring, installing and maintaining their own network nodes and switches. In addition, Sovam offers its customers value-added data services. For example, Sovam offers "one-stop shopping" for hardware, software, installation and maintenance support and products such as "SovamMail," an e-mail service which allows customers to use Sovam's data network to send telex or facsimile messages to overseas recipients worldwide. Data services are currently available in 43 cities throughout Russia and the CIS, including Moscow, St. Petersburg, each of the cities served by TeleRoss and some cities outside of the TeleRoss network.

     - Equipment and Hardware Sales. Sovam sells communications equipment and hardware, and provides related installation, maintenance and support functions, to its customers. Sovam's primary customers in the equipment and hardware market are banking clients who use the equipment to interface with Sovam's network.

     - Russia On Line. Russia On Line is the first Russian language, as well as the first dual language, graphical user interface online service for accessing domestic and international information sources designed to appeal to a wide commercial audience. This service, which is distributed via GTS's domestic long distance infrastructure, provides customers with access to international databases

       (including the Internet), as well as an array of proprietary Russian and English language information services, such as news stories and market updates. Sovam had 3,950 Russia On Line subscribers (which includes approximately 480 trial subscribers) as of June 30, 1998. Sovam has developed a modified version of Netscape's Internet browser, which utilizes the Cyrillic alphabet, as part of its Russia On Line package. Sovam's enhanced Russian version of Netscape's browser is provided by Sovam to its customers under a distribution agreement with Netscape. In addition, Sovam has also entered into agreements with equipment manufacturers, including an affiliate of Motorola, to include Russia On Line software with their products.

     Customers and Pricing. Sovam's data communications customers consist primarily of banking and financial services organizations and large multinational companies, while Sovam's Russia On Line customers consist of a wide variety of commercial enterprises. Sovam's customer base may be adversely affected by continued deterioration in the political and economic environment in Russia. See "Risk Factors -- Risks Relating to Russia and the CIS." Sovam charges customers an installation fee when service is commenced and a charge for any equipment which is installed. Thereafter, customers are billed on a monthly basis for leased line fees, port access charges and charges for data and Russia On Line services rendered during the month. Data services are priced on a two-tier structure with high volume users generally negotiating a flat-rate fee and lower volume users paying a volume-based fee which on average was $446 and $728 per subscriber in 1996 and 1997, respectively. Russia On Line customers pay a fixed monthly access charge plus an additional volume-based fee. Customers are billed in dollars and payment is remitted in rubles and, to the extent permitted by law, in dollars, with a 2% to 5% conversion fee added to ruble-denominated payments. To the extent it receives remittances in rubles, Sovam will have higher ruble cash and receivable balances which will expose it to correspondingly greater exchange risks. See "Risk Factors -- Currency and Exchange Risks." In addition, due to the ruble devaluation that was part of the August 17 Decision and the attendant scarcity of U.S. Dollars, there may be a lower general level of remittances to Sovam in U.S. Dollars.

     Sales and Marketing. Sovam employs a dedicated sales and marketing force comprised of three non-Russian nationals and 31 Russian nationals, 26 of which are based in Moscow with the remainder deployed in the other Russian and CIS regions. Salespersons are paid a fixed salary supplemented by sales commissions and performance-based bonuses. Sovam's sales efforts are focused primarily on the banking and financial communities and large multinational companies, although small- and medium-sized entities are also emerging as potential Sovam customers. Bundled service packages, which include Sovam's data and Internet service, Sovintel's international service and TeleRoss's long distance service, are frequently marketed together in order to offer customers a comprehensive telecommunications solution. In addition to data communications services, Sovam offers its customers hardware, installation and maintenance service and is a distributor of Northern Telecom equipment.

     Ownership and Control. At December 31, 1997, GTS owned 66.7% of Sovam and IAS owned the remaining 33.3%. GTS purchased IAS's interest in Sovam in February 1998, thereby making Sovam a wholly owned subsidiary of GTS. See "Management's Discussion and Analysis of Financial Condition and Results of
Operation -- Accounting Methodology -- Profit and Loss Accounting."

GTS CELLULAR

     GTS Cellular operates three cellular businesses in Russia and Ukraine. In Russia, GTS has a wholly owned subsidiary Vostok Mobile (which is organized in The Netherlands), which currently operates AMPS cellular companies in Russian regions located primarily west of the Urals under the trade name Unicel. Vostok Mobile owns between 50% and 100% of these cellular joint ventures (the "Unicel Ventures") in Russia. In addition, GTS intends to enter into the cellular markets of additional Russian regions through its Vostok Mobile venture. GTS also participates in PrimTelefone, a 50%-owned joint venture that operates an NMT network in Vladivostok and four other cities in the Primorsky region of Russia. In Ukraine, GTS has an approximately 57% beneficial interest in Bancomsvyaz which operates a GSM-1800 cellular network in Kiev, and an international overlay network in Ukraine. GTS Cellular entities possess licenses covering major Russian and Ukrainian markets (excluding Moscow and St. Petersburg) with an aggregate 1997 population of approximately 48 million people.

     GTS currently offers cellular services in the following regions as of June 30, 1998:

                                                GTS'S
                OPERATING                      ECONOMIC                           NUMBER OF
                 COMPANY                    INTEREST(1)(2)         CITY          SUBSCRIBERS
                ---------                   --------------         ----          -----------
RUSSIA
  Vostok Mobile(2)
     Arkhangelsk Mobile Networks..........      50.0%         Arkhangelsk             812
     Astrakhan Mobile.....................      50.0%         Astrakhan             1,500
     Altaisvyaz(3)........................      50.0%         Barnaul                 368
     Chuvashi Mobile......................      70.0%         Cheboksary            1,467
     Lipetsk Mobile.......................      70.0%         Lipetsk               1,554
     Murmanskaya Mobilnaya Set............      50.0%         Murmansk              1,689
     Penza Mobile.........................      60.0%         Penza                   915
     Saratov Mobile.......................      50.0%         Saratov               2,416
     Parma Mobile.........................      50.0%         Syktyvkar               620
     Volgograd Mobile.....................      50.0%         Volgograd             1,976
     Votec Mobile.........................      50.0%         Voronezh              2,472
     Mar Mobile...........................      50.0%         Yoshkar-ola             582
     Novotel(4)...........................       100%         Novgorod                 94
  PrimTelefone............................      50.0%         Vladivostok(5)        7,564
UKRAINE
  Bancomsvyaz.............................      56.8%(6)      Kiev                  7,712
                                                                                   ------
          Total...........................                                         31,741
                                                                                   ------

---------------

(1) Represents the indirect economic interest of GTS in each entity.

(2) Prior to September 26, 1997, GTS owned 62% of Vostok Mobile. On September 26, 1997, GTS acquired the minority interest in Vostok Mobile, making Vostok Mobile a wholly owned subsidiary of GTS. Vostok Mobile owns between 50% and 100% of a series of 13 operational cellular joint ventures in various regions in Russia. As of June 30, 1998, certain subsidiaries of the Company have obtained licenses to act as a cellular operator in the cities of Bryansk, Kostroma, Yaroslavl, Ufa and Ivanovo. As of June 1998, the Company has not yet begun to provide services in these cities. Moreover, GTS intends to enter into the cellular markets of additional Russian regions through its Vostok Mobile venture. In June 1998, the Company entered into a non-binding letter of intent to acquire an approximately 80% interest in a Russian company which is operating and developing cellular operations in the Khabarovsk, Kamchatsk and Amursk regions. The transaction is subject to conditions including the completion of due diligence, execution of definitive agreements and Anti-Monopoly Committee approval.

(3) Joint venture acquired in October 1997; cellular operations commenced in February 1998.

(4) Acquired and started commercial service in April 1998.

(5) Includes Vladivostok and four other cities in the Primorsky region.

(6) The Company has completed a restructuring of the capital and ownership of Bancomsvyaz, which gives GTS an approximately 57% beneficial ownership.

     The following table sets forth certain operating data related to GTS Cellular's operations:

                                                                       AT AND FOR THE
                                                   AT AND FOR THE        SIX MONTHS
                                                     YEAR ENDED             ENDED
                                                    DECEMBER 31,          JUNE 30,
                                                 ------------------   -----------------
                                                  1996       1997      1997      1998
                                                 -------    -------   -------   -------
Vostok Mobile
  Total Subscribers............................    6,884     13,561     8,930    16,465
  Average Revenue Per Subscriber Per Month.....  $   128    $   133   $   137   $   132
  Minutes of Use(1)(thousands).................   10,561     27,771    11,506    17,593
  Population Covered by Licenses (thousands)...   18,400     18,400    18,400    30,192
  Population Covered by Networks (thousands)...    6,500      6,500     6,500     8,192
  Subscriber Penetration of Population Covered
     by Networks...............................     0.11%      0.21%     0.14%     0.20%
PrimTelefone
  Total Subscribers............................    2,822      6,152     3,712     7,532
  Average Revenue Per Subscriber Per
     Month(2)..................................  $   236    $   188   $   193   $   187
  Minutes of Use(1)(thousands).................    6,919     14,270     5,378    11,376
  Population Covered by Licenses (thousands)...    2,200      2,270     2,200    13,334
  Population Covered by Networks (thousands)...    1,175      1,175     1,175     1,175
  Subscriber Penetration of Population Covered
     by Networks(2)............................     0.24%      0.52%     0.32%     0.64%
Bancomsvyaz
  Cellular Network Total Subscribers...........      121      3,664       852     7,712
  Average Revenue Per Subscriber Per Month.....  $    62    $   160   $   181   $   142
  Minutes of Use(1)(thousands).................        9      5,085       967    13,471
  Population Covered by Licenses (thousands)...    4,500      4,536     4,500     4,536
  Population Covered by Networks (thousands)...    1,669      2,507     1,669     2,507
  Subscriber Penetration of Population Covered
     by Networks...............................     0.01%      0.15%     0.05%     0.22%
Overlay Network
  Minutes of Use(1)(thousands).................       --      4,909       721     7,588
  Number of Ports..............................       --        751       293     1,254
  Average Revenue Per Minute...................       --    $  0.34   $  0.36   $  0.26

---------------

(1) Includes minutes among affiliates.

(2) Operating data is calculated using active subscribers only.

     Vostok Mobile. Through Vostok Mobile, GTS currently operates 13 cellular joint ventures in Russia. Vostok Mobile owns between 50% and 100% interests in each of the 13 Unicel Ventures with, in most cases, regional telephone companies owning the remaining ownership interest. The Unicel Ventures each operate an AMPS-based cellular network, which was chosen principally because of the lower licensing fees and equipment costs associated with AMPS operations. The Company believes that the Unicel Ventures' AMPS-based networks can be upgraded to digital AMPS ("D-AMPS") for an incremental capital investment. Cellular networks which utilize digital technology, such as D-AMPS, DCS and GSM offer several advantages over analog technology including improved overall signal and sound quality, improved call security, potentially lower incremental infrastructure costs for additional subscribers and the ability to provide enhanced data transmission services, such as facsimile and e-mail. Digital technology also provides increased system capacity. The ventures intend to convert to D-AMPS at such time as there exists sufficient competitive pressures and/or market demand for digital services to merit the additional investment.

     AMPS technology is widely used by other cellular networks throughout Russia, making roaming commercially feasible. The Unicel Ventures have entered into roaming agreements with other AMPS-based cellular providers, which allow their subscribers to manually roam throughout Russia. Manual roaming, as opposed to automated roaming, requires subscribers to notify their local cellular providers of their travel plans in order to receive roaming capability. In the first quarter of 1998, Vostok Mobile, Vimpelcom and Millicom entered into an agreement in principle to cooperate to establish a clearing center to support nationwide AMPS roaming by the first quarter of 1999. Since executing the agreement, such operators, in conjunction with other AMPS operators, have been cooperating with Goskomsvyaz to define the terms and conditions under which AMPS operators may offer automated roaming services under their current licenses. The Company is unable to predict the final terms and conditions under which AMPS operators will be allowed to offer automated roaming, but believes that the clearing center will be established and that AMPS operators will be permitted to introduce automated roaming in the first quarter of 1999 pursuant to appropriate amendments to their licenses.

     The Unicel Ventures, collectively, are licensed to provide cellular service to regions with an aggregate population of approximately 30.2 million people and the cellular networks of these ventures cover populations of approximately 8.2 million people. Over the next five years, Vostok Mobile plans to expand the coverage of the cellular networks to approximately 17.7 million people.

     Each region in which the Unicel Ventures operates, has the potential for five licensed operators, including one operator for each of the AMPS, NMT and GSM cellular standards and two operators in the DCS cellular standard, and the Company is experiencing increased competition and expects such competition to increase further. Each of the Unicel Ventures operates independently within uniform guidelines established by Vostok Mobile. The Unicel Ventures employ local engineering and marketing personnel, which helps the ventures maximize their presence in their respective markets and maintain quality control. Vostok Mobile and its ventures employed approximately 443 persons as of June 30, 1998, with 384 persons employed regionally.

     PrimTelefone. GTS's cellular operations in Vladivostok are conducted through PrimTelefone, a 50% owned GTS subsidiary, with the local electrosvyaz owning the remaining 50%. PrimTelefone began operations in 1995 and operates an NMT-450 network in Vladivostok and four other cities in the Primorsky region. PrimTelefone entered and penetrated the Vladivostok market by leveraging its network design and full interconnection with the city telephone network. As a result, PrimTelefone's total subscriber base has grown to 7,532 (including 5,682 active subscribers) as of June 30, 1998, capturing half of the Vladivostok cellular market. PrimTelefone has also updated its billing system, which allows it to offer automated roaming. PrimTelefone competes with a GSM operator and an AMPS operator, both of which are fully interconnected to the city telephone network and provide wide city coverage. PrimTelefone employs approximately 65 persons which include dedicated sales, marketing and customer service personnel.

     PrimTelefone holds a license for NMT 450I and GSM-1800 to provide cellular service to a region having a population of approximately 13.3 million people and, as of June 30, 1998, its cellular network covered an area with a population of approximately 1.2 million people. PrimTelefone received the GSM-1800 license for the Russian Far East in April 1998. PrimTelefone plans to expand its NMT network's coverage to approximately 1.7 million people and to deploy a GSM-1800 network to include all major population centers in Buryatia, Yakutia, Khabarovsk, Primorye, Amur, Irkutsk, Chita, Kamchatka, Magadan, Sakhalin, Ust-Ordyn Buryat, Aginskoye Buryat, Koryak and Chukotka (the "Russian Far East") over the next five years.

     On April 27, 1998 the Primorsky Krai Gossvyaznadzor, the local authority responsible for monitoring compliance with regulatory and technical norms ("PKGCN"), issued three letters to PrimTelefone concerning certain compliance irregularities (the "PKGCN Letters"). As requested in the PKGCN Letters, on April 28, 1998 PrimTelefone's management submitted a compliance plan to the PKGCN specifying measures to be undertaken to bring PrimTelefone's network into compliance with Gossvyaznadzor requirements and a timetable for doing so. On April 29 the PKGCN agreed to the compliance plan. To date, PrimTelefone's management has continued to timely perform its obligations under the compliance plan and believes that the plan will be completed on schedule. PrimTelefone's management has obtained approvals for new frequency plans for certain base stations cited in the PKGCN orders. See "-- Russia and the CIS -- GTS
Cellular -- Licenses and Regulatory Issues."

     On May 13, 1998, a local division of the Primorsky Krai Ministry for Internal Affairs opened a criminal investigation under Article 327 of the Russian Federation Criminal Code against certain employees of PrimTelefone concerning the use of forged state documents in connection with an application for a frequency plan submitted (and subsequently abandoned) by PrimTelefone (the "PKMIA Investigation"). On June 22,

1998, several employees of PrimTelefone, among others, were interviewed by a militia investigator in connection with this matter. PrimTelefone's management intends to cooperate fully in this investigation.

     Although no assurance can be provided, the Company does not believe that either the PKGCN Letters or the PKMIA Investigation will have a material adverse effect on the Company's business, results of operations or financial condition.

     Bancomsvyaz. GTS owns 75% of an intermediate holding company which holds an approximately 49% interest in Bancomsvyaz, giving GTS an indirect approximately 37% economic interest in Bancomsvyaz. The remaining approximately 52% interest in Bancomsvyaz is owned by three Ukrainian companies and a Ukranian national. One of the Ukrainian companies, which is a wholly owned indirect subsidiary of GTS, owns 20% of Bancomsvyaz. As a result, GTS's total economic interest in Bancomsvyaz is approximately 57%. Bancomsvyaz is co-managed by GTS and its Ukrainian partners, with such partners appointing the General Director and GTS appointing the Chief Operating Officer, Chief Financial Officer and two Business Line directors. The current General Director has been active in the development of the telecommunications industry in Ukraine. Through Bancomsvyaz, GTS participates in the operation of a cellular network and an international overlay network. With approximately 122 employees, Bancomsvyaz markets its services and closely monitors technical and quality-related issues.

     Cellular network. Bancomsvyaz operates a cellular network in Kiev under the trade name Golden Telecom GSM. The operation utilizes DCS-1800 cellular technology and operates under a cellular license that covers Kiev City and Kiev Oblast. Bancomsvyaz began cellular operations in 1996 by covering the city center of Kiev and expanded its coverage to include the entire city in 1997. Bancomsvyaz provides GSM cellular roaming with 25 cellular operators worldwide, with the majority of roaming traffic coming from European countries. Roaming agreements have also been signed with another nine operators and the Iridium consortium.

     Bancomsvyaz holds a license to provide cellular service to a region having a population of approximately 4.5 million people and, as of June 30, 1998, its cellular network covered an area with approximately 2.5 million people. Bancomsvyaz plans to expand its network's coverage to approximately 3.2 million people over the next five years.

     Overlay network. Bancomsvyaz provides local exchange carrier services and international gateway services through its overlay network in Kiev. Bancomsvyaz currently owns and operates a partitioned mobile switch for both its cellular and overlay businesses. A second switch has been ordered and was commissioned in September 1998. All future overlay traffic will be on this switch.

     Bancomsvyaz has 14 central offices in the city and also provides last mile connections (both copper and fiber optic) from the central offices to customers. A 50-kilometer fiber optic ring consisting of a main loop and two sub-rings has been constructed in Kiev. By year-end Bancomsvyaz plans to extend the total fiber optic network to 69 kilometers. Local traffic is routed to the local telephone network. International outgoing and incoming traffic is routed via fiber optic cable to the GTS-Monaco Access international gateway, Sovintel in Moscow and several other international operators. Bancomsvyaz emphasizes its high quality service and markets primarily to multinational companies, real estate developers and hotels. Bancomsvyaz is also negotiating with several international operators to provide other access routes for international outgoing and incoming traffic.

     Sales and Marketing. The GTS Cellular entities have direct sales teams and have also entered into agreements with local distributors to more effectively reach their target markets. Particular emphasis is placed on product branding. Vostok Mobile's sales and marketing efforts are focused on the branding of its trade name, Unicel, which is marketed and promoted at the local level by each of the Unicel Ventures. By promoting the Unicel trade name, local ventures can emphasize their relationships with Vostok Mobile and the other Unicel Ventures, allowing customers to view the Unicel Ventures as integrated parts of a large cellular organization rather than as lone, independent operators. Bancomsvyaz operates under the trade name Golden Telecom.

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     Customers and Pricing. GTS Cellular's customers are primarily large, mid-sized and start-up businesses and wealthy individuals. Increases in the number of customers for GTS Cellular's ventures are typically linked to the economic health of the region in which such venture operates. Cellular service is generally a premium service in the cities in which GTS Cellular operates and is priced as such. Each venture begins with at least two tariff plans, a "standard" tariff plan and a "premium" tariff plan, which includes a fixed amount of airtime at a discounted per-minute rate. Each plan prices late night and weekend calls at off-peak rates. The Company expects that prices will decrease as competition increases. Connection fees are minimized in order to reduce license fees in AMPS regions (which are partially calculated by reference to connection fees), as well as to keep market entry costs low. Value-added services, such as call forwarding and conference calling, when available, are priced nominally and discounted when sold in packages. Cellular accounts are recorded in dollars and customers remit payment in rubles at the exchange rate on the date of the bill and, in instances permitted by law, in dollars. Payments in rubles are applied at the rate of exchange on the date of payment. In order to lessen risks to its receivables, the Company and its cellular ventures require advance payment from all customers with prepayments averaging approximately $200 per customer or six to eight weeks of service. To the extent it has remittance in rubles, GTS Cellular will have higher ruble cash and receivables balances which will expose it to correspondingly greater exchange risks. See "Risk Factors -- Currency and Exchange Risks." In addition, due to the ruble devaluation that was part of the August 17 Decision and the attendant scarcity of U.S. Dollars, there may be a lower general level of remittances to GTS Cellular in U.S. Dollars.

     Ownership and Control. GTS Cellular's Russian operations (except for the Vladivostok operations) are conducted through ventures that are owned between 50% and 100% by Vostok Mobile, a wholly owned subsidiary of GTS. GTS Cellular's Vladivostok and Ukrainian operations are conducted through ventures which require partner approval for most decisions. The applicable foundation agreements and charters do not have expiration dates. See "Risk
Factors -- Dependence on Certain Local Parties; Absence of Control." Neither GTS nor any of its respective partners in its Vladivostok or Ukrainian operations are obligated to fund operations or capital expenditures. Losses and profits of all such ventures are allocated to the partners in accordance with their ownership percentages, in consideration of funds at risk. As of June 30, 1998, GTS and its partners had made equity contributions aggregating $15.8 million and $15.3 million, respectively, to the various GTS Cellular Ventures. Contributions made by the partners include contributions of cash and intangible assets, such as licenses. In addition, the various GTS Cellular Ventures had outstanding loans of $21.5 million to GTS as of June 30, 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Accounting Methodology -- Profit and Loss Accounting."

LICENSES AND REGULATORY ISSUES

     Telecommunications operators in Russia are nominally subject to the regulations of the Regional Communications Committee (the "RCC"). As a practical matter, national telecommunications authorities of the individual CIS countries and certain regional and local authorities generally regulate telecommunications operators in their markets through their power to issue licenses and permits.

     The Communications Law sets out a comprehensive legal and regulatory framework for the sector. It also sets forth general principles for the right to carry on telecommunications activities, describes government involvement in telecommunications regulation and operation, establishes the institutional framework involved in regulation and administration of telecommunications, and deals with various operational matters, such as ownership of networks, protection of fair competition, interconnection, privacy and liability. This institutional framework is implemented by separate legislation.

     Licenses to provide telecommunications services are issued by the MOC on the basis of a decision by the Licensing Commission at the MOC. No new licensing regulations have been issued since the enactment of the Communications Law and in practice the MOC continues to issue licenses based on the Licensing Regulations. Under the Licensing Regulations, licenses for rendering telecommunications services may be issued and renewed for periods ranging from 3 to 10 years and several different licenses may be issued to one person. Once the licenses are received, the licensee is required to register its right to hold and operate under the license with Gossvyaznadzor, the national authority responsible for monitoring compliance with regulatory and technical norms. Renewals may be obtained upon application to the MOC and verification by appropriate
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government authorities that the licensee has conducted its activities in accordance with the licenses. Officials of the MOC have fairly broad discretion with respect to both the issuance and renewal procedures. Both the Communications Law and the Licensing Regulations provide that a license may not be transferred. Regional authorities directly influence the issuance of AMPS licenses because AMPS has been designated a "regional standard." In August 1995, the Russian government created Svyazinvest, a holding company, to hold the federal government's interests in the majority of Russian local telecommunications operators. Such entities at the oblast and krai levels (administrative regions within Russia) and two cities -- Moscow and St. Petersburg -- exercise significant control over their respective local telephone networks.

     License procedures for the Company's cellular services include frequency licensing from the MOC through a two step process. A license must first be obtained from the MOC for permission to operate mobile cellular services on a commercial basis in a specific standard and frequency bandwidth. Thereafter, an approval to use specific frequencies within the band must be received from the State Radio Frequencies Commission. Once the licenses are received, Gossvyaznadzor confirms the rights of an operator to offer radio frequency transmissions on specific frequencies, administers type acceptance procedures for radio communications equipment and monitors compliance with licensing constraints. In each instance, the Company is required to obtain additional licenses and permits with respect to the use of equipment and the provision of services.

     Telecommunications laws and regulations in Ukraine are similar in many respects to those of Russia but are subject to greater risks and uncertainties. Regulations currently prohibit foreign entities from directly owning more than 49% of any telecommunications operating company. GTS's Ukrainian joint venture agreements provide it with the option of purchasing an additional one percent of the cellular network if these rules are liberalized. The Ukrainian government has proposed substantial frequency permit fees in connection with providing GSM service in Ukraine, and Bancomsvyaz has paid a $2.9 million frequency license fee on Bancomsvyaz's license. There can be no assurance that additional fees will not be imposed in the future. See also "Risk Factors -- Risks Relating to Russia and the CIS."

     GTS's subsidiaries and ventures hold the following licenses in Russia and
Ukraine:

          Switched Services. In Russia, the Company holds two licenses. The first license was reissued to Sovintel in November 1996 and authorizes Sovintel to operate as an international overlay network with the ability to interconnect with the Moscow region and St. Petersburg public switched telecommunications network ("PSTN"). This license ultimately requires Sovintel to provide service to at least 50,000 subscribers and expires in May 2000. It was amended in February 1997 to cover the Leningrad region. The second license was reissued to SFIT, Ltd., a wholly owned subsidiary of GTS in February 1997, for provision of intercity services in 39 regions and in Moscow with ability to interconnect with the PSTN. In Kiev, Ukraine, the company holds a license for provision of overlay network services, including international services, in the name of its affiliate, Bancomsvyaz. In addition, Sovintel is an ITU recognized private operating agency ("RPOA"), which enables it to maintain a separate dialing code (7-501) that can be directly dialed from over 170 countries. Sovintel's status as an RPOA also enables it to terminate calls directly with other operators.

          Leased Circuits. In September 1996 the MOC issued to Sovintel a five-year license to lease local, intercity and international circuits in the territory of Moscow, Moscow region and St. Petersburg, valid until September 2001. The total number of circuits leased is in excess of 500 and may be increased up to a total authorized capacity of 2,500.

          Data Services. In August 1996, the MOC reissued to Sovam a 2 1/2-year license, effective July 1996, to provide data transmission services via a dedicated network to a number of oblasts and other regions covering a large portion of Russia. The license permits a network capacity of not less than 5,000 customers, allows it to interconnect with other data transfer networks in Russia, and expires January 1, 1999. The Company's purchase of IAS's 33.3% interest in Sovam requires that Sovam re-register its license. The Company expects that the license will be re-registered.

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          Local Access Services. In January 1997, the MOC licensed TCM to provide local telephone service in Moscow to not less than 100,000 subscriber local access lines. The license expires in May 2006. TCM has received authorization from the MOC to construct an additional 50,000 numbers. TCM has also completed negotiations with MGTS to interconnect these numbers with the MGTS network. TCM is currently discussing with the MOC whether an amendment to its license is necessary to add these numbers to its license.

          Cellular Services. In connection with cellular operations, Russian law apportions the responsibility for regulating and licensing cellular businesses between national and regional regulators. National telecommunications regulators have been assigned the responsibility of regulating and licensing cellular businesses utilizing the GSM and NMT-450 cellular standards prevalent in Europe. These regulators have auctioned licenses to provide these services to a number of ventures that have included large, well capitalized western telecommunications providers such as U S WEST and Nokia during the last four years. Regional telecommunications authorities have been given the rights to supervise the observance of licenses by cellular businesses utilizing AMPS cellular standard service. However, AMPS licenses are issued by the MOC based on the recommendations of regional administrations. GTS believes that, in many instances, cellular operators obtaining AMPS standard licenses, particularly those in second tier cities, pay license fees that are lower than those paid for the GSM and NMT-450 "national standards". Licenses for cellular providers have a term of approximately 10 years.

          The Company's 14 Russian cellular companies have licenses which expire between 2005 and 2007. One of the companies initially received an operating license in 1994, six companies initially received an operating license in 1995, five companies initially received an operating license in 1996 and one company initially received an operating license in 1997. Additionally, Vostok Mobile has received licenses for five cities where it intends to begin operations later this year.

          On April 27, 1998 the PKGCN issued the PKGCN Letters to PrimTelefone. On April 28, 1998, PrimTelefone's management submitted a compliance plan to the PKGCN specifying measures to be undertaken to bring PrimTelefone's network into compliance with Gossvyaznadzor requirements and a timetable for doing so. On April 29 the PKGCN agreed to the compliance plan. To date, PrimTelefone's management has performed timely its obligations under the compliance plan and believes that the plan will be completed on schedule. PrimTelefone's management has obtained licenses for new frequency plans for certain base stations cited in the PKGCN Letters. PrimTelefone received the GSM-1800 license for the Russian Far East in April 1998. See "-- Russia and the CIS -- GTS Cellular -- PrimTelefone."

          Bancomsvyaz holds a license for provision of DCS-1800 mobile services in the Kiev oblast.

COMPETITION

     Overview. GTS faces significant competition in virtually all of its existing telecommunications businesses in the CIS. Many of the Company's competitors and potential competitors, which include large multinational telecommunications companies, have substantially greater financial and technical resources than the Company and have the ability to operate independently or with global or local partners and to obtain a dominant position in these markets. The Company believes that it has certain competitive advantages in each of these markets because of its operating history, its ability to bundle a broad range of telecommunications services in the region and its ability to make rapid decisions in pursuing new business opportunities and addressing customer service needs. The Company also believes that its local partnerships and reliance on nationals in the management of its businesses and joint ventures provide it with better knowledge of local political and regulatory structures, cultural awareness and access to customers.

     International Services. Sovintel faces significant competition from more than ten other existing service providers in Moscow, including Rostelecom and joint ventures between local parties and multinational telecommunications providers. Large competitors include the "Combellga" joint venture, an RPOA operator in which Alcatel and the Belgian PTO participate as foreign investors, "Comstar", a joint venture between GPT Plessey and MGTS, providing services similar to those provided by the Company, TelMos, a joint
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venture between AT&T, MGTS, Global One, through its Moscow based ventures, and
Peterstar, in Petersburg, which is part of the PLD Telekom group. Several smaller companies, such as DirectNet, and Aerocom provide high-volume and carrier's carrier services in Moscow. Bancomsvyaz competes in the switched international traffic market with the Kiev electrosvyaz and UTel, a joint venture that includes Western partners with substantial capital and technical resources who together hold a dominant share of the Kiev market. The Company expects that market consolidation will take place among the competitive field in international services.

     Domestic Long Distance Services. The Company believes its major competitors in the Russian domestic long distance market consist of Rostelecom, the electrosvyazs, including those which are partners in the Company's TeleRoss Ventures, and a variety of ventures that include foreign partners with substantial financial resources. The most significant of such competitors include: Global One, through its regional operations; Rustel, a venture that includes Rostelecom, other Russian partners and International Business Communication Systems, a Massachusetts telecommunications firm; Belcom, a private company in which Comsat has a majority interest and which provides VSAT services primarily to the energy sector; Satcom, a Russian joint venture licensed to provide local, long distance and international service over private and public switched networks; Teleport TP, a satellite overlay company jointly owned by Rostelecom and Petersburg Long Distance that provides satellite teleports in cities throughout Russia; and Comincom, a Russian private venture. In the Russian Far East, TeleRoss competes with Vostok Telecom, which is owned by the Japanese companies KDD and NIC and certain Russian partners; and Nakhodka Telecom, which is owned by Cable & Wireless and certain Russian partners.

     GTS both cooperates and competes with Rostelecom. Rostelecom provides only international and long distance services to international carriers and regional electrosvyazs, and does not provide end-to-end customer services. GTS provides last mile, account management, and transit services for Rostelecom in Moscow, and uses Rostelecom channels and switches for both international and long distance services. GTS provides long distance and international services on an end-to-end basis, using service elements of Rostelecom, the electrosvyazs and its own resources. However, Rostelecom does compete with TeleRoss, in that TeleRoss provides intercity services to customers, using satellite channels provided by other state agencies (Intersputnik), and provides transit services to various electrosvyazs, on a traffic overflow basis.

     GTS believes that it enjoys a number of competitive advantages in the Russian domestic long distance market, the most important being the maturity of its international and data service businesses in Russia. This provides GTS with access to the services, customers, products, licenses and facilities of its other businesses. The Company also believes that it has more experienced management, a more comprehensive strategy to build out a nationwide long distance network and stronger relationships with many regional telephone companies and with satellite capacity providers, such as Intersputnik, than most of its competitors. In addition, the Company believes that it does not have any significant competitor in the regional inter-city market (i.e., calls between Russian cities other than Moscow or St. Petersburg).

     Data Services. Sovam has several primary competitors in the market for data services: Global One, which began packet-switched service in Moscow and St. Petersburg in June 1992, under the Sprint Networks venture; Demos, an Internet service provider; and Relcom, a cooperative affiliation of computer users that relies on an older generation of technology that supplies slower and lower-cost messaging facilities to customers (primarily domestic commodities traders) that do not require higher levels of service. In addition MCI and Rostelecom have recently announced their agreement to create a national Internet access network utilizing Rostelecom's domestic network and MCI's international infrastructure. Several voice operators including Sovintel have also announced the intention to provide Internet access and other data services. Although Sovam's business has grown quickly, the Company believes that Global One is the market leader. GTS believes that other potential competitors, including foreign PSTNs, Infotel, Infocom and Glasnet, are also active in this market.

     Although the Company faces significant competition in this market, it believes that it enjoys certain competitive advantages, including the ability to reach a wide area throughout Russia, innovative service

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offerings such as Russia On Line, the maturity of its business in the key banking services segment, high levels of customer service and support, and high speed digital channels.

     Local Access Services. The Company believes that its major competition in the Moscow local access market consists of a number of ventures with Western partners, including Telmos (which includes AT&T), Comstar (which includes GPT Plessey), and Combellga. However, since TCM has obtained an allocation of up to 150,000 numbers, the Company believes that TCM will account for a substantial proportion of the new capacity to come onto the market within the next five years.

     Cellular Services. Most Russian cellular markets have the potential for five licensed operators, including one operator for each of the GSM and NMT-450 cellular standards, which Russia has adopted as national standards, one operator using the AMPS cellular standard, which has been set as a regional standard and two operators in the DCS Cellular Standard. Many large Western telecommunications operators, including U S WEST, Deutsche Telekom, STET, Midcom and Millicom, have participated in auctions for licenses to provide GSM and NMT-450 cellular service to certain significant Russian urban centers. In addition, a CDMA auction recently occurred which could result in one or more CDMA "fixed wireless" providers entering the markets, where GTS has cellular operations. GTS is currently pursuing the development of CDMA operations in the CIS. In Ukraine, Bancomsvyaz competes primarily with an NMT operator and a GSM operator in Kiev. Additional GSM licenses were auctioned off in early 1997 and other GSM operators may enter other markets in 1998.

WESTERN EUROPE

OVERVIEW

     GTS seeks to position itself as the leading independent carriers' carrier within Western Europe through the development of two ventures, HER and GTS-Monaco Access. HER's objective is to become the leading pan-European carriers' carrier by providing centrally managed cross-border telecommunications transmission capacity to telecommunications companies including traditional PTOs and New Entrants on an approximately 18,000 kilometer high capacity fiber optic network designed to interconnect a majority of the largest Western and Central European cities. As of August 31, 1998, HER's network connects Belgium, the Netherlands, the UK, France, Germany, Switzerland and Italy linking the cities of Brussels, Antwerp, Rotterdam, Amsterdam, London, Paris, Frankfurt, Strasbourg, Zurich, Geneva, Stuttgart, Munich, Dusseldorf, and Milan, covering over 4,000 kilometers of fiber optic cable. The full 18,000 kilometer network is expected to become fully operational during the year 2000. HER also plans to lease capacity on a transatlantic cable linking the European network with North America and is exploring various interconnectivity options to Russia and Asia. Such intercontinental interconnectivity will help HER satisfy the needs of its European customers with respect to outgoing traffic and attract additional non-European customers with traffic terminating in Europe. HER commenced commercial service over the Brussels-Amsterdam portion of the network in late 1996, the London-Paris portion in November 1997 and Frankfurt, Zurich, Geneva, Stuttgart, Munich, Dusseldorf and Milan were added to the network in April 1998. GTS-Monaco Access operates an international gateway in Monaco in partnership with, and utilizing the existing gateway infrastructure of, the Principality of Monaco and provides transit and routing of international calls to other telecommunications operators. Through its HER and GTS-Monaco Access ventures, GTS is building a new network for transporting voice, data and multimedia/image traffic for other carriers throughout Western and Central Europe and for worldwide international voice, data and multimedia/image traffic that either originates or terminates in, or transits through, Western and Central Europe.

     The Company believes that the international segment of the Western and Central European telecommunications market will be an attractive market for new telecommunications entrants because of its large size, the high operating costs and low productivity of current providers, and the barriers to entry created by the need to control a network and its rights-of-way.

     The European telecommunications market has historically been dominated by monopoly PTOs. This system has ensured the development of broad access to telecommunications services in Europe, but it has also restricted the growth of high quality and competitively priced pan-European voice and data services. The

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current liberalization occurring in Europe is intended to address these structural deficiencies by breaking down PTO monopolies, allowing new telecommunications operators to enter the market and increasing the competition within the European telecommunications market. In March 1996, the European Commission adopted a directive (the "Full Competition Directive") requiring the full liberalization of all telecommunications services in most EU member states by January 1, 1998. The Company expects that full liberalization in these European countries will lead to the emergence of New Entrants with new and competitive service offerings. HER expects this increase in competition will result in lower prices and a substantial increase in the volume of traffic and range of telecommunication services provided. HER believes that as a result of the increased call volume and growth in value added services, participants in these markets will require significant amounts of new cross-border telecommunications transport capacity to provide their services.

     The HER network will offer PTOs and New Entrants an attractive alternative for the transport of cross-border European telecommunications traffic. In the traditional system, PTOs own and control circuits only within their national borders, and as a result, cross-border traffic must be passed from one PTO to another PTO at the national boundary. No single PTO therefore owns or controls end-to-end circuits for cross-border calls. The alternative for carriers of this traffic will be to build their own transport capacity or use International Private Leased Circuits ("IPLCs") which are provisioned by combining half-circuits on the networks of two or more PTOs. The Company believes that there are a number of problems with these options that result in HER being well-positioned to become the leading independent carriers' carrier in Western and Central Europe. In particular, building their own transport capacity is unlikely to be an attractive option for most carriers because of the high traffic volumes required to justify the expense, the need to focus resources on marketing and customer service, the time commitment and the regulatory and administrative complexities involved, particularly in obtaining the rights of way across national borders. Likewise, IPLCs provided by the PTOs also have a number of disadvantages, including high prices, lack of end-to-end quality control, lack of redundancy, low quality due to diversity of network systems and equipment, limited availability of bandwidth and long lead times for provisioning. See "Risk Factors -- HER Network Roll-out" and "Risk Factors -- Competition."

HER

     HER's objective is to become the leading pan-European carriers' carrier by providing centrally managed cross-border telecommunications transmission capacity to telecommunications companies including PTOs and New Entrants. HER intends to offer these target customers a better transport system than is currently available in Europe with a higher and more consistent level of transmission quality, redundancy, network functionality and service across Europe at lower prices. Development of the HER network is dependent upon, among other things, HER's continuing ability to obtain the necessary financing, rights-of-way, licenses and other regulatory approvals in a timely and cost-effective manner.

     HER is developing an approximately 18,000 kilometer, pan-European high capacity fiber optic network designed to interconnect a majority of the largest Western and Central European cities. Each access point of the network will be placed in operation as it is linked to the network. HER intends to build the network using the most accessible and cost-efficient infrastructure base in each of the regions served, including using rights-of-way and existing infrastructure of railways, motorways, pipeline companies, waterways and power companies. HER plans a flexible approach to the network build-out plan and intends to fine-tune the scope, route and design of the network based upon the evaluation of customer demand. Historically, HER has experienced substantial delays in concluding these agreements and developing its network. There can be no assurance that HER will be successful in concluding necessary agreements, or that delays in concluding such agreements will not materially and adversely affect the speed or successful completion of the network. The successful and timely completion of the network will also depend on, among other things, (i) the availability to HER of substantial amounts of additional capital and financing, (ii) timely performance by various third parties of their contractual obligations to engineer, design and construct portions of the network and (iii) HER's ability to obtain and maintain applicable licenses and authorizations.

     HER is operational in Belgium, the Netherlands, the UK, France, Germany, Switzerland and Italy as discussed below and HER expects that the 18,000 kilometer network to be operational during the year 2000.
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Although HER believes that its cost estimates and the build-out schedule are reasonable, there can be no assurance that the actual construction costs or time required to complete the network build-out will not substantially exceed current estimates. Any significant delay or increase in the costs associated with development of the HER network could have a material adverse effect on HER and the Company.

     HER expects to continue to roll-out full telecommunications transport service on the initial network in Belgium, the Netherlands, the UK, France, Germany, Switzerland and Italy. This initial network is expected to cover countries which, in 1995, originated over 75% of all outgoing calls and terminated over 75% of all incoming calls in the countries to be served by the full network. HER's Network Operations Center located in Brussels, Belgium and its backup center located in Amsterdam are fully operational and house network management and customer support services which operate 24 hours a day, seven days a week. Billing and customer service functions are also operational. Network coverage is planned to be expanded to include the cities of Hamburg, Berlin, Stockholm, Copenhagen and Madrid by the end of 1998. By the year 2000, the 18,000 kilometer HER network is expected to have points of presence in at least 33 cities in 15 European countries, including Southern and Central Europe. HER also plans to lease capacity on a transatlantic cable linking the European network with North America and is exploring various interconnectivity options to Russia and Asia.

     HER has entered into agreements for the construction and/or lease of fiber optic routes for the network in Belgium, the Netherlands, the UK, France, Germany, Switzerland, Italy, Denmark, Sweden and Spain. HER continues to negotiate rights-of-way and other infrastructure arrangements in order to extend its network in Western Europe. HER will need to negotiate similar agreements to complete the network in four Central European countries. Buildout of the HER network is subject to numerous risks and uncertainties that could delay deployment or increase the costs of the network, or make the network commercially unfeasible. See "Risk Factors -- HER Network Roll-out."


     On June 24, 1998, HER completed the acquisition of a 75% interest in Ebone A/S ("Ebone") for ECU 90 million (approximately $99.5 million based on the ECU/US dollar exchange rate in effect on that date). Headquartered in Copenhagen, Denmark, Ebone is a Tier 1 Internet backbone provider focused on connecting Internet service providers in Europe to the Internet. Currently, Ebone serves more than 90 customers in 22 countries. As part of the transaction, Ebone will purchase under a transmission capacity agreement long-term capacity rights on the HER network valued at ECU 90 million. The transmission capacity agreement is expected to provide for the majority of Ebone's current and forecasted capacity requirements. HER will provide Ebone with capacity of up to 622 megabits per second between the majority of European cities that Ebone serves. In addition to the majority interest held by HER, Ebone's new ownership structure will continue to include many of Ebone's existing customers, which own the balance of Ebone's shares through an association. The members of the association were offered the right to buy shares of Ebone in the third quarter 1998; however, HER's ownership interest in Ebone was not reduced as a result of the acceptances of this offer.


     HER was formed on July 6, 1993 by HIT Rail B.V. ("HIT Rail"). HIT Rail was incorporated in 1990 by eleven national railways to carry out telecommunications engineering activities in order to construct and exploit a data communications network for railway traffic. GTS-Hermes, Inc., a Delaware corporation ("GTS-Hermes") purchased a 34.4% interest in HER in 1994 and has increased its interest to 50% in 1995 and to 79% in 1997. In March 1998, GTS-Hermes increased its ownership of HER to approximately 89% by purchasing a portion of HIT Rail's ownership interest in HER. GTS-Hermes is a wholly owned subsidiary of GTS. In an effort to expand its presence in Europe, HER has formed wholly owned subsidiaries in the Netherlands, Ireland, the United Kingdom, Germany, France, Italy and Spain to conduct marketing and other activities. In Belgium, the activities of the Network Operations Center have been transferred to HER Network Services B.V.B.A. (formerly Hermes Europe Railtel N.V.), a wholly owned subsidiary of HER. Following the development of its corporate structure, HER will be a holding company with limited assets and will operate its business through subsidiaries.

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  BUSINESS AND MARKETING STRATEGY

     The overall strategy of HER is to offer PTOs and New Entrants pan-European cross-border telecommunications transport services to help them, in turn, more successfully meet the needs of their end-user customers. The HER network also provides a vehicle through which a carrier can compete in markets where it does not own infrastructure. HER expects to enter the market ahead of similar competition and encourage a wide variety of carriers to use its network with service offerings that meet their needs. HER's primary service offerings are large-capacity circuits for "wholesale" customers such as PTOs and New Entrants. HER's focus on carriers is designed to complement and not compete with carriers' own business objectives in providing services to end-users.

     To establish HER as the leading carriers' carrier for international telecommunications within Europe, HER offers its customers significantly higher quality transmission and extended/advanced network capabilities at a competitive price by focusing on the following:

     - High Capacity International Network Facilities. The HER network is designed to offer its customers access to high capacity network facilities outside their domestic markets, providing cross-border capabilities without requiring customers to invest in network infrastructure or being constrained by a narrow range of capacity offerings. With Wavelength Division Multiplexing ("WDM") upgrades, HER's fiber deployment plan provides for a minimum of 120 optical wavelengths.

     - Uniform Network Architecture. The HER network is designed to offer managed transport services from country to country and across multiple countries utilizing a single uniform network, in contrast to services currently available that use multiple providers over several networks with varying technologies and each under the control of separate, not necessarily compatible, network control systems. The HER network's uniform technology enhances service by providing quality and reliability as well as uniformity of features throughout the network.

     - Diverse Routing. The HER network architecture includes diverse, redundant routes that are designed to provide high levels of reliability. The network is designed to provide availability of over 99.98% for most routes and to provide customers with a wide range of telecommunications transmission capacity. To achieve this level of reliability without the use of a network similar to the HER network, HER believes that carrier customers would need to purchase additional dedicated circuits to provide for redundancy.

     - Rapid Provisioning. HER services provide access to the network, such that additional capacity can be provided to customers on the HER network on a rapid basis. This access provides a level of capabilities that HER believes is unavailable in Europe today. This ability to rapidly provide service is largely due to HER's development of capacity substantially in excess of HER's forecasted requirements.

     - Flexibility. HER services are focused on providing customers flexibility across the network through which the customer may minimize risk by enabling network rerouting, eventually even under customer direct control.

     - Advanced Technology. HER is deploying SDH and WDM technology which is upgradeable and will permit significant expansion of transmission capacity without increasing the number of fiber pairs in the network. This technology also provides the basis for structuring advanced operating features, such as virtual private network service and ATM-based services.

     - Innovative Pricing. Currently the price of high-bandwidth circuits on transborder European routes is artificially high and not necessarily related to the cost of such circuits. HER offers competitive pricing. HER also offers highly tailored contract terms and volume discounts, which allow carrier customers to plan more efficiently the fixed costs of their service portfolio. Customers can select varying capacity, access, guaranteed availability and contract terms at competitive prices. Customers sourcing from PTOs are generally limited to order from a very narrow set of capabilities offered under inflexible pricing plans.

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     Although HER and GTS have relationships with certain PTOs or other access providers for specific projects, they do not have wide-ranging alliances with any of the major consortia or large Western telecommunications companies. Additionally, HER's strategy calls for it to focus on carriers' carrier services, so that it will limit overlap of target markets with its carrier customers in end user markets. HER believes that this independence will make it an attractive service provider for carriers who may otherwise be reluctant to obtain services from other providers of intra-European transport that also may be their competitors in the retail market.

     The Company intends to offer comprehensive, facilities-based telecommunications products and services to business and other high-usage customers in certain metropolitan markets in Europe. See "-- European Services Strategy." Many of the Company's planned service offerings will compete directly with services offered by HER's customers, which may affect the perception of HER as an independent carrier's carrier. There can be no assurance that the Company's European Services Strategy will not negatively impact HER's ability to attract and retain customers which would have a material adverse affect on HER and the Company.

SERVICES

     HER's primary service is large capacity cross-border European circuits provided to carriers and service providers over an integrated, managed pan-European network structure thus providing a service for wholesale customers such as PTOs and New Entrants. The HER network, based on SDH and WDM technology, provides for digital transmission capability upon which a broad range of advanced functionality may be built and which offers network availability, flexibility, bandwidth speeds and error performance not otherwise available to carriers for transport of telecommunications traffic across national borders in Western and Central Europe. The network is designed to provide customers with a wide variety of bandwidth speeds, ranging from VC12/E1 Standard (equivalent to 2.048 Mbps) to STM-1/E4 Standard (equivalent to 155 Mbps) and beyond.

     HER will provide high quality cross-border transmission services for licensed or otherwise authorized telecommunications providers. Services are based on the principle of adding greater value than currently available in the market while retaining competitive prices.

     Point-to-Point Transmission Capacity. The current market for cross-border transport is served by IPLCs provided by PTOs. IPLCs are formed by combining half-circuits from two PTOs between customer locations, often with additional PTOs providing transit segments. Under the IPLC service, overall service quality guarantees generally are not provided and only a limited range of bandwidth is available, usually only E1 and in certain instances, E3. The Company believes that HER's Point-to-Point Transmission Capacity will be a major improvement to the PTO-based approach because it provides a greater range of bandwidths (from 2 Mbps (E1 or VC-12) to 140/155 Mbps (E4 or VC-4)) and allows customers to choose a service level agreement with guarantees appropriate for their applications, including guarantees for on-time service delivery and service availability.

     Point-to-Point Transmission Capacity consists of two services, "Integrated" and "Node-to-Node." The HER "Integrated" service provides an end-to-end service between customer-specified locations where the customer can request for HER to arrange for "last mile" services from the HER node location to the customer's location. The HER "Node-to-Node" service can be selected when the customer prefers to provide its own services to reach the local HER node location. In Node-to-Node Service, HER guarantees service only on its portion of the network between HER nodes. Both services are competitively priced relative to current service offerings. The customer can choose flexible contract terms from one to five or more years' duration, with discount schemes designed to ensure that HER remains a cost-effective solution.

     Virtual Infrastructure Service. Carriers and operators that plan to expand their operations to become pan-European service providers as the European marketplace is liberalized require a flexible and cost-effective means of telecommunications transport. To date such service providers obtain international transport service by leasing IPLCs. Leasing IPLCs requires a carrier to lease channels on a segment-by-segment basis from multiple PTOs, linking the target cities under arrangements having fixed capacity and pricing structure for each segment of the carrier's network. Leasing IPLCs has several disadvantages, including (i) difficulty in
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

obtaining discount/volume pricing schemes since there is no single provider of pan-European coverage, (ii) delays in implementation due to numerous contractual negotiations and having to interconnect numerous IPLCs, (iii) limited availability of pan-European leased capacity at high bandwidth and (iv) variability of quality due to multiple operators and the absence of a single uniform network. Operators could also construct their own network, which is expensive, time-consuming and complex and which may not be justified by such operators' traffic volume. See "Risk Factors -- Competition."

     HER's Virtual Infrastructure Service will offer a new solution and an attractive alternative to leasing IPLCs or building infrastructure. This service will enable HER's customers to obtain a uniform pan-European or cross-border network under one service agreement by allowing the customer to select any number of cities along the HER network at a pricing structure based on the overall amount of leased capacity for the customer's entire network. The key feature behind Virtual Infrastructure Service is that it gives the customer the ability to add or reconfigure capacity rapidly between locations connected in the Virtual Infrastructure Service, thereby enabling the customers to respond to changes in traffic. By being able to transfer capacity among the network routes, HER's customers are able to avoid over- and under-utilization of leased channels. This service offering provides a customer with the benefits of ownership (rapid provisioning, freedom to rearrange and control) with a "pay-as-you-go" managed service offering, without the burdens of up-front investment and costs required to build a network, and without having to manage the on-going maintenance and operation of the network.

     The service would be delivered through pre-installed physical facilities at each of the customer locations. These facilities are designed to ensure that most growth or changes in customer requirements can be addressed purely by remote logical reconfiguration from the HER Network Operations Center. This remote network management ability is inherent in SDH technology and allows rapid provisioning and high quality of service.

     Ring Service. Most medium to large carriers and operators purchase network capacity in excess of actual requirements, and prefer to have physical configuration control over their networks. The HER Ring Service connects multiple customer locations with multiple VC-4 paths in a ring configuration. The customer has direct control over the configuration of the VC-3 and VC-12 paths within the ring, and has exclusive control over the routing. Additional ring capacity can be added with no service interruption and additional customer locations may be added to the ring with minimal service interruption. Because HER is not required to configure 'idle' bandwidth or to manage the 'SDH subnet' this service can be provided at a very competitive rate vis-a-vis other point-to-point services.

     Sales of HER's Services are conducted through its subsidiary Hermes Europe Railtel (Ireland) Limited. HER is exploring the development of additional distribution channels using local or regional network access providers.

     Currently the price of cross-border pan-European calls are often significantly higher than the underlying cost of transport and terminating such calls and higher than the price of intra-country calls or transborder calls to and from liberalized markets. The low cost of operating the network enables HER to attractively and competitively price services in the face of declining overall tariffs for telecommunication services. HER's low-cost basis is due to, among other things, its use of up-to-date technology without the burden of legacy networks, which requires fewer employees to operate.

     The term of a typical customer agreement currently ranges from 1 to 3 years. The customer agrees to purchase, and HER agrees to provide, cross-border transmission services. In general the customer agrees to pay certain non-recurring charges upfront and recurring charges on an annual basis, payable in twelve monthly installments. If the customer terminates the service order prior to the end of the contract term, it is generally required to pay HER a cancellation charge equal to three months service for each of the twelve months remaining in the contract term. HER guarantees transmission services to a certain service level. If such levels are not met or HER fails to deliver service by the committed delivery date, the customer is eligible for a credit against charges otherwise payable in respect of the relevant link.

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

CUSTOMERS

     HER's high capacity, SDH-based fiber optic network is designed to enable PTOs and New Entrants to integrate high quality, cross-border capacity into their end user offerings. As of June 30, 1998, 38 customers were under contract for service on the HER network including PTOs, global consortia of PTOs, internet service providers, alternative carriers, an international carrier, value added networks ("VANs") and resellers. HER has sold capacity of approximately 3,675 E1 equivalents (cumulative through end of contract) as of June 30, 1998. The type and quality of HER's customers validates the concept of the HER network, and illustrates the type of customers who will be attracted to the full network. The success of this limited network also demonstrates the demand for cross-border transport services. In total, HER is targeting seven major market segments or customer groups which can be characterized as follows:

     - Existing PTOs. This customer segment consists of the traditional European PTOs that generally participate in the standard bilateral agreements for cross-border connectivity. Hermes provides a vehicle for PTOs to compete in non-domestic markets both before and after January 1, 1998. As of January 1, 1998, both reserved and non-reserved traffic can be transported by alternative infrastructure providers, thus vastly expanding the available PTO market for HER.

     - Global Consortia of Telecommunications Operators. Many of the largest PTOs and international carriers have pooled resources and formed consortia in order to compete more effectively in important telecommunications markets such as those in Western Europe particularly outside their home markets. Prior to liberalization of the provision of switched voice services in Western European markets, one of the primary objectives of these consortia is to provide non-reserved pan-European services to multinational business customers, including X.25/frame relay (high speed data network) service and closed-user group voice services. Under the current regulatory framework, consortia would otherwise be required to purchase leased lines at negotiated retail rates, even within their home countries. HER believes that it provides an attractive alternative at better pricing in those environments where such a consortium does not already own its infrastructure. Furthermore, HER believes that it is well positioned to provide cross-border connectivity between different domestic infrastructures of these alliances.

     - International Carriers. This customer segment consists of non-European carriers with traffic between European and other international gateways. Such carriers include Teleglobe, GTS-Monaco Access and eventually the U.S. Regional Bell Operating Companies. HER can provide these customers a pan-European distribution network to gather and deliver traffic to and from their own and other hubs.

     - Alternative Carriers. This segment consists of second carriers, cable TV and mobile carriers and competitive access providers. These new carriers have chosen to compete with the incumbent PTOs in their respective countries, and the Company believes that they would look favorably to an alternative such as HER. HER believes that this segment will sustain the largest growth as competition emerges in Europe. HER also believes that non-PTO competitors in Europe will prefer to use a non-PTO alternative like HER to meet their cross-border telecommunication transport needs.

     - Internet Backbone Networks. Internet backbone networks are a fast emerging segment and are expected to generate significant requirements for the services HER offers. These require large capacity international connectivity services between Internet nodes (point of interconnection between local Internet service providers) in all local European markets. The Internet segment is experiencing significant growth in demand for transmission capacity. On June 24, 1998, HER entered into an agreement with Ebone, a Tier 1 Internet backbone provider serving more than 90 Internet service providers in 22 European countries, to provide long-term transmission capacity of up to 622 megabits per second between the majority of European cities that Ebone serves. As part of the transaction, HER purchased a majority interest in Ebone.

     - Resellers. Resellers are carriers that do not own transmission facilities, but obtain communications services from another carrier for resale to the public. Resellers are also a growing segment of the market and are expected to increase in conjunction with the liberalization of the European telecommu-

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

       nications market. In the U.S., for example, resellers were a significant factor in the expansion of competition.

     - VANs and other Service Providers. VANs are data communications systems in which special service features enhance the basic data transmission facilities offered to customers. Many of these networks are targeted to the data transfer requirements of specific international customer segments such as airlines and financial institutions. VANs' basic network transmission requirement is to connect data switches or processors. VANs currently purchase their own international circuits and build additional resiliency into their network infrastructure. HER will allow them to meet these needs cost-effectively, and to extend their services to new markets or customers without substantial capital investment.

     HER expects that additional demand for alternative service providers will come from increased usage of dedicated circuits for Internet access, private lines for the deployment of wide-area networks by large corporations, "single source" local and long distance services by small and medium-sized businesses and emerging broad band applications such as cable TV programming distribution (other than broadcast) to the end user.

NETWORK DESIGN

     Network Architecture. The network architecture is based on a highly meshed flat topology which covers a wide geographical area with large distances between individual network nodes. This architecture enables rerouting of traffic at electronic speeds in the event of a network failure. This approach also lowers network cost by enabling each node to be sized to match anticipated traffic volumes rather than to a standard capacity. Individual nodes can be configured to connect any trunk to any other in the nodes, thus allowing efficient transmission of traffic. Each node will be connected to at least two other nodes enabling rerouting of traffic in the event of a network failure. HER believes that its network will be the first cross border pan-European network with such redundancy.

     The HER network has been designed to be controlled by a single network management center and supported by advanced operational support systems. A centralized network center can pinpoint potential service impacting problems and reroute traffic much more quickly than networks controlled by separate network centers operated by PTOs in different countries. HER primarily uses Alcatel for the supply of transmission equipment and will use CIENA Communications Inc. ("CIENA") for initial WDM deployment. HER's advanced operational support systems allow it to correct network failures and isolate equipment faults with greater speed and at a lower cost than is the case with heterogeneous multi-operator networks. Critical elements of the network, including network maintenance and control systems, are designed with redundancy in order to ensure a high quality of service. The network design has several important resilience features including: multiple paths to each node, built-in hardware redundancy and redundant power supplies. For all network routings, there will be at least two paths. Should service failure occur on one route, the network is designed to automatically re-route traffic to another route. HER believes that these techniques will result in performance of 99.98 percent or better for premium service customers for most routes.

     HER expects to operate the entire network and to own substantially all of the network equipment as well as some segments of the fiber optic cable. A substantial part of the fiber is leased on a long-term basis. Long-term leases for fiber are advantageous to HER because they reduce the capital expense burden of building large quantities of capacity before they can be used. Where HER leases dark fiber, the infrastructure provider will generally be responsible for maintaining such fiber optic cable. HER will enter into agreements with equipment vendors and infrastructure providers and other third parties to supply and/or maintain the equipment for the HER network. See "Risk Factors -- HER Network Roll-out."

     Network Capacity. The initial network consists of Synchronous Digital Hierarchy ("SDH") STM-16 links managed by equipment and operating centers owned by HER and running on dark fiber leased from infrastructure providers or built by HER on leased rights of way. The most important types of equipment used or to be used in this network are Add-Drop Multiplexors ("ADMs") and regenerators and a variety of optical amplifiers for boosting optical signals. Furthermore, fibers will be multiplexed using WDM, also as required. HER has entered into an agreement with CIENA for the supply of WDM equipment which, if fully utilized, is capable of increasing the networks capacity by 40 times (from 2.5 Gb/s to 100 Gb/s). Additional capacity

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

can also be achieved by adding new fiber accesses to a given city over alternative routes, thereby achieving more meshing and the resulting improved network availability.

     Network Agreements. HER has entered into agreements and letters of intent with various infrastructure providers for construction and/or dark fiber lease of portions of the HER network. HER's agreements for leases of portions of the network typically required the infrastructure provider to provide a certain number of pairs of dark fiber and node and/or regenerator sites along the network route commencing on certain dates provided by HER. The term of a lease agreement typically ranges from 10 to 18 years. An agreement typically contains optical specification standards for the fiber and methods of testing. HER is allowed to use the cable for the transmission of messages and in other ways, including increasing capacity. The infrastructure provider also provides space for the location of equipment and spare parts and guarantees the provision of power and other utilities together with environmental controls and security to ensure the proper functioning of the equipment. The infrastructure provider is typically responsible for maintenance of the cable and the provision of first line maintenance to equipment and permits HER access to such facilities. Access arrangements to the nodes are also provided so that connection may be made to HER customers or to the rest of the network. An agreement also provides for an annual price for the provision of fiber and for the facilities and maintenance. The agreements typically provide for termination by the parties only for material breach, with a 90 day minimum cure period. The agreements typically contain a transition period after termination of the agreement to allow HER to continue to serve its customers until it can reach agreement with an alternative infrastructure provider.

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     Local Access. Access to the HER network will be provided to clients through
SDH access lines including at the STM-1 or STM-4 level. However, customers who continue to use the older PDH technology may also access the HER network. In each city, as a HER point of presence is deployed, HER may contract with a local access network supplier for "last mile" services to customer locations. HER will not invest in building local access infrastructure but such connectivity can be supplied on a case-by-case basis via preferred local access partner arrangements. Currently, HER has contracted with local access providers to connect the HER network to intra-city networks in each city on the network. Pursuant to this agreement, HER can offer its carrier customers local connectivity in those cities. Various Local Access Network Suppliers may also be interested in HER for the purpose of linking the business centers in which they are active. Therefore, the Company believes that the relationships between HER and local access network suppliers can benefit both parties. Set forth below is an illustration of the connection between the HER network and local access providers.

                            [SDH/WDM NETWORK CHART]

     Network Routes. HER expects to have an aggregate of approximately 10,000 kilometers completed at the end of 1998 and the entire 18,000 kilometer network completed by the year 2000. Hermes also plans to lease capacity on a transatlantic cable linking the European network with North America by 1999.

     The routes to be completed by the end of 1998 are currently under construction. "Under construction" means that with respect to each of the segments that make up each of these routes, one of the following is occurring:
(i) HER has contracted to build or is contracting to build the fiber optic cable segment, and (ii) HER has leased or will lease such segment of dark fiber optic cable from a third party who has built or is currently building such segment. The dates set forth above may be subject to delays due to a variety of factors, many of which are beyond the control of the Company. See "Risk Factors -- HER Network Roll-out."

     HER is deploying the network along the rights-of-way of a variety of alternative sources, including railways, motorways, waterways, pipelines and utilities. The rights-of-way of HER-built portions of the network will be provided pursuant to long-term leases or other arrangements entered into with railways,
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

highway commissions, pipeline owners, utilities or others. It is the policy of HER to evaluate multiple alternative infrastructure suppliers in order to maximize flexibility. As a result of its network development activities to date, HER has gained access to infrastructure for its network routes which, in certain cases, HER believes will be difficult for its competitors to duplicate. See "Risk Factors -- HER Network Roll-Out."

  COMPETITION

     The European and international telecommunications industries are competitive. HER's success depends upon its ability to compete with a variety of other telecommunications providers offering or seeking to offer cross-border services, including (i) the respective PTO in each country in which HER operates and (ii) global alliances among some of the world's largest telecommunications carriers. HER expects that some of these potential competitors may also become its customers. HER believes that the ongoing liberalization of the European telecommunications market will attract New Entrants to the market and increase the intensity of competition. Competitors in the market compete primarily on the basis of price and quality. HER intends to focus on these factors and on service innovation as well. HER business plan anticipates substantial head-to-head competition as well as indirect competition.

     WorldCom recently announced the commencement of operation of its pan-European fiber network, the first phase of which connects London, Amsterdam, Frankfurt, Brussels and Paris. Although the Company believes that the proposed WorldCom pan-European network is primarily intended to carry WorldCom traffic, WorldCom has stated that any excess capacity on such network will be used to provide a competitive carrier's carrier service.

     Viatel also recently announced its intention to build a pan-European fiber optic network connecting select cities in Belgium, France, the Netherlands and the United Kingdom and certain key business centers in Germany. Excess capacity would be available for other carriers. Viatel has stated that it began construction in spring 1998 and that it expects the network to become operational during the first quarter of 1999.

     In addition, Esprit also recently announced plans to construct an SDH fiber optic ring network that will connect the United Kingdom, France, the Netherlands and Belgium. PTT Netherlands has announced similar plans to build a pan-European network.


     On September 17, 1998, Deutsche Telecom AG and France Telecom SA announced that they plan to collaborate on a high speed, fiber optic network that will cover sixteen European countries by 2000. On October 1, 1998, Global Crossing Ltd., which is engaged in the business of laying fiber optic cable under the Pacific and Atlantic Oceans, announced that it will build a fiber optic network linking eighteen European cities by the fourth quarter of 1999.


     HER also competes with respect to its "point-to-point" transborder service offering against circuits currently provided by PTOs through International Private Leased Circuits. In addition, the liberalization of the European telecommunications market is likely to attract additional entrants to both the "point-to-point" and other telecommunications markets.

     If HER's competitors, many of whom possess greater technical, financial and other resources than HER, devote significant resources to the provision of pan-European, cross-border telecommunications transport services to carriers, such action could have a material adverse effect on HER's business, financial condition and results of operations. There can be no assurance that HER will be able to compete successfully against such new or existing competitors. See
" Risk Factors -- Competition."

HER RECAPITALIZATION

     During 1997, HER completed a recapitalization (the "HER Recapitalization"), wherein HER extended rights to subscribe to additional shares of HER to GTS-Hermes, HIT Rail and the eleven railways comprising the HIT Rail consortium. Pursuant thereto, GTS-Hermes and two of the eleven railways that comprise the HIT Rail consortium have exercised their subscription rights, while HIT Rail and the other nine railways have declined to exercise their subscription rights. HER has issued (i) 150,592 shares to GTS-Hermes in exchange for the conversion of loans and additional consideration, (ii) 24,007 shares to HIT Rail in exchange for the
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

conversion of loans, (iii) 11,424 shares to Societe Nationale des Chemins de Fer Belges S.A. de Droit Public/Nationale Maatschappij der Belgische Spoorwegen N.V. Van Publiek Recht (the Belgian national railway) ("SNCB/NMBS") and (iv) 4,365 shares to AB Swed Carrier (a wholly owned subsidiary of SJ, the Swedish national railway). As a result, GTS-Hermes owned 79.1%, HIT Rail owns approximately 12.6%, SNCB/NMBS owns 6.0% and AB Swed Carrier owns 2.3% of the issued HER shares. Pursuant to the HER Recapitalization, HER, GTS-Hermes, HIT Rail, SNCB/NMBS and AB Swed Carrier have executed a new Shareholders Agreement, the principal terms of which are set forth below. In March 1998, Hit Rail sold all of its shares in HER to GTS-Hermes, SNCB/NMBS and AB Swed Carrier. As a result of such sale, GTS-Hermes, SNCB/NMBS and AB Swed Carrier currently own 170,307, 13,610, and 6,551 shares of HER, respectively, or 89.4%, 7.2%, and 3.4%, respectively of HER.

     Under the new Shareholders Agreement, actions to be taken by shareholders will be adopted by a simple majority vote with the exception of certain actions which will require at least 85% of the votes cast: (i) purchase by HER of its own shares and any redemption thereof, (ii) exclusion of preemptive rights in the case of the issuance of new shares and the transfer of shares held by HER, except in the event of a public listing of the shares or of new shares or of an offering of shares or options on new shares (warrants) to professional investors in order to obtain further funding, (iii) winding up or dissolution of HER, (iv) any amendment to the articles of association other than those pertaining to increases in the authorized capital of HER or to convert HER into an N.V. ("Naamloze Vennootschap") to enable a public listing of shares or new shares,
(v) any amendment to the scope of HER's business, (vi) the declaration of dividends and (vii) the admission of new shareholders to the Shareholders Agreement. In addition, the Shareholders Agreement provides that (a) if GTS-Hermes is the owner of at least 50% of the issued shares, then it will have the right to make a binding nomination for the appointment of half of the members of the Board of Supervisory Directors or (b) if GTS-Hermes is the owner of at least two-thirds of the issued shares, then it will have the right to make a binding nomination for the appointment of half of the members of the Board of Supervisory Directors plus one member more, appointed pursuant to nominations by all other shareholders. As long as HIT Rail is the owner of at least one share, HIT Rail will be entitled to make a binding nomination for the appointment of at least one member of the Supervisory Board. The Shareholders Agreement also provides that shareholders who participated in the capital restructuring other than GTS-Hermes and HIT Rail with a shareholding of at least 6.8% subject to adjustment in the discretion of the other shareholders will be entitled to make a binding nomination for the appointment of one member of the Board of Supervisory Directors. Shareholders who participated in the capital restructuring other than GTS-Hermes and HIT Rail who hold fewer than 6.8% of the issued share capital of HER will be entitled on a rotating basis to make one binding nomination for the appointment of a member of the Board of Supervisory Directors for two-year periods. As a result of the March 1998 sale by HIT Rail of all of its shares in HER, HIT Rail no longer has any rights or obligations, except as set forth below, under the Shareholders Agreement, and GTS-Hermes can approve all the matters described above which require an 85% HER shareholder vote.

  Articles of Association and Shareholders Agreement

     Under the Articles of Association and the Shareholders Agreement, HER's shareholders have preemptive rights in connection with issuances of ordinary shares and options on shares to be issued in proportion to the total nominal value of the shares held by it. Preemptive rights can be exercised for four weeks after the date the notice of the offer is received by the shareholders.

     The Shareholders Agreement provides that HER or its designated vendor will provide fiber capacity in its network for use by the shareholders of HER on fair commercial terms, use, quantity and price to be negotiated on a bilateral basis. In the Shareholders Agreement, HIT Rail has covenanted to (i) use its best efforts to establish such commercial agreements between individual HIT Rail shareholders and HER, to obtain rights of way from individual HIT Rail shareholders and to cooperate in obtaining such licenses as may advance the business of HER, (ii) use its best efforts to ensure that the HIT Rail shareholders cooperate in obtaining such license in accordance with the business plan of HER and as may be necessary or advisable in furtherance of HER's business, (iii) will not, so long as both HIT Rail and GTS-Hermes are shareholders of HER and for one year after HIT Rail ceases to be a shareholder, agree with any entity other than GTS-Hermes or HER to

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assist or cooperate in the development of any pan-European telecommunications operator and (iv) use its best efforts to obtain on HER's behalf such materials as may be required and arrange inspection visits of selected rights of way for the purpose of making initial cost estimates.

     The foregoing summary of the Shareholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Shareholders Agreement.

LICENSES AND REGULATORY ISSUES

     A summary discussion of the regulatory framework in the countries of the network in the first five countries and the next five countries into which HER expects to develop the network is set forth below. This discussion is intended to provide a general outline, rather than a comprehensive discussion, of the more relevant regulations and current regulatory posture of the various jurisdictions.

     National authorities in individual member states of the EU are responsible for regulating the operation (and in some cases the construction) of telecommunications infrastructure. HER believes that the adoption of the Full Competition Directive and the various related Directives adopted by the European Parliament and the Council of the EU have resulted in the removal of most regulatory barriers to the operation of telecommunications infrastructure in the countries of the EU and Switzerland, where HER intends to operate.

     HER requires licenses, authorizations or registrations in all countries to operate the network. There can be no assurance that HER will be able to obtain such licenses, authorizations or registrations or that HER's operations will not become subject to other regulatory, authorization or registration requirements in the countries in which it plans to operate. Licenses, authorizations or registrations have been obtained in the United Kingdom, the Netherlands, Belgium, France, Italy, Denmark, Sweden and Germany and a trial concession has been granted in Switzerland. HER intends to file applications in other countries in anticipation of service launch in accordance with the network roll-out plan.

     On June 28, 1990, the European Commission, in an effort to promote competition and efficiency in the European Union, issued a directive (the "1990 Directive") requiring EU member states to immediately liberalize all telecommunication services with the exception of voice telephony to the general public (basic voice services provided over the public switched voice network). This step liberalized value added services and voice services over corporate networks and/or "closed user groups," although the exact definitions of the terms used in the 1990 Directive were not altogether clear.

     On July 22, 1993, the Council of EU agreed that all voice telephony services in EU member states should be liberalized by January 1, 1998 subject to additional transitional periods of up to five years to allow member states with less developed networks to achieve the necessary adjustments. It was agreed that such exemptions would be granted to Spain, Ireland, Greece and Portugal, subject to formal application and satisfaction of certain requirements. Luxembourg, because of the small size of its market, would be eligible for a special transitional period of up to two years.

     On November 5, 1997, the Commission initiated several infringement proceedings against those Member States which had not notified the relevant transposition measures of the 1990 Directive and other liberalization directives. The Member States concerned were Denmark, Greece, Italy, Luxembourg, Germany, Portugal and Belgium. The Commission also decided to continue the infringement procedure it had already opened against Spain. Subsequently, in March 1998, it was reported in the press that several of these infringement proceedings had been closed because the Member States concerned had properly implemented the relevant provisions. The identity of the Member States for whom such proceedings had been closed has not been made public.

     On March 13, 1996, the European Commission adopted the Full Competition Directive extending the 1990 Directive to all services, requiring that licensing procedures for these services be transparent and non-discriminatory, requiring member states to fully liberalize alternative infrastructure to allow a competitive market for "non-reserved" services such as data, value added services and non-public (closed-user group) switched voice services by July 1, 1996 and mandating open competition in all public telecommunications

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

services, including voice telephony to the general public, by January 1, 1998 (except for countries to which grace periods were granted in accordance with the 1993 Council Resolution).

     On April 10, 1997, the European Parliament and the Council of Ministers adopted a Directive on a common framework for general authorizations and individual licenses in the field of telecommunications services, including networks. Licenses must be awarded through open, non-discriminatory and transparent procedures and applications will be required to be dealt with in a timely fashion. The number of licenses may only be restricted to the extent required to ensure the efficient use of radio frequencies or for the time necessary to make available sufficient numbers in accordance with EC law.

     On June 11, 1997, the European Parliament and the Council of Ministers adopted a Directive on interconnection with regard to ensuring universal service and interoperability through application of Open Network Provision ("ONP") principles; among other things this requires Member States to ensure that PTOs with significant market power should provide interconnection on the basis of cost-oriented charges.

     On February 26, 1998, the European Parliament and the Council of Ministers adopted a Directive on the application of ONP to voice telephony and on universal service.

     The Commission has also recently initiated several infringement proceedings for incomplete or wrong transposition into national law of the April 1997 Licensing Directive (against Austria, Italy, Belgium, France and Luxembourg) and the June 1997 ONP Interconnection Directive (against Belgium, France and Luxembourg).

     Notwithstanding the above-mentioned infringement proceedings, HER believes that many European countries have revised telecommunications regulations to comply with the 1990 Directive and the Full Competition Directive and that such changes will enhance HER's ability to obtain other necessary regulatory approvals for its operations.

     As a multinational telecommunications company, HER is subject to varying degrees of regulation in each of the jurisdictions in which it provides its services. Local laws and regulations and the interpretation of such laws and regulations, differ significantly among the jurisdictions in which HER operates. There can be no assurance that future regulatory, judicial and legislative changes will not have a material adverse effect on HER, that domestic or international regulators or third parties will not raise material issues with regard to HER's compliance or noncompliance with applicable regulations or that regulatory activities will not have a material adverse effect on HER. See "Risk Factors -- Government Regulation." The regulatory framework in certain jurisdictions in which HER provides its services is briefly described below.

  United Kingdom

     Since the elimination in 1991 of the United Kingdom telecommunications duopoly consisting of British Telecommunications and Mercury, it has been the stated goal of Oftel, the United Kingdom telecommunications regulatory authority, to create a competitive marketplace from which detailed regulation could eventually be withdrawn. The United Kingdom has already liberalized its market beyond the requirements of the Full Competition Directive, and most restrictions on competition have been removed in practice as well as in law. HER has received a license from the Secretary of State for Trade and Industry which grants it the right to run a telecommunications system or systems in the United Kingdom connected to an overseas telecommunications system and to provide international services over such systems. Like the licenses granted to other providers of international facilities-based services, the license granted to HER on December 18, 1996 was for an initial six months' duration and thereafter is subject to revocation on one month's notice in writing. The short duration of these initial licenses was adopted for administrative convenience on the opening-up of the United Kingdom market for international facilities-based services. The Department of Trade and Industry ("DTI") has confirmed that it intends to replace the initial licenses with new licenses and that it would not revoke an initial license without replacing it with another license giving an equivalent authorization. The DTI is currently discussing with license holders the arrangements to put these new licenses into effect and although the DTI has indicated that the new licenses are expected to be of 25 years' duration, there can be no certainty that this will be the case or that the new licenses will not contain terms or conditions unfavorable to HER.

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

  The Netherlands

     On July 1, 1997, the Dutch government abolished the prohibition on the use of fixed infrastructure for the provision of public voice telephony, thereby complying with the requirements of the Full Competition Directive six months ahead of schedule. On August 1, 1996, HER was granted an authorization for the installation, maintenance and use of a fixed telecommunications infrastructure.

     An entirely new Telecommunications Bill was introduced to the Second Chamber (the House of Representatives) of the Parliament on September 15, 1997 and is expected to be enacted in late 1998. The new Telecommunications Act is intended to confirm the full liberalization of the telecommunications market according to European Community standards. It is not expected that the new Telecommunications Act will detrimentally affect the conduct of business by HER.

  Belgium

     Belgium has implemented the "alternative infrastructure" provider provision of the Full Competition Directive. Most of the EC telecommunications liberalization package was adopted at the end of December 1997. The implementing legislation (Royal Decrees) regarding the licensing regimes for the provision of voice telephony services and the establishment of public network infrastructure was approved by the Council of Ministers at the end of June 1998. The official publication and the entry into force of that implementing legislation took place in July 1998. Until such entry into force, the Belgian Telecommunication Authority will continue to work with the system of provisional licenses. HER has already obtained, through a wholly owned subsidiary, a license in February 1997 from the Belgian regulatory authority to build infrastructure between major Belgian population centers and the relevant border crossings. HER also has an authorization to provide liberalized services using alternative infrastructure. The liberalization legislation is expected to require all previously licensed operators to apply for new licenses or authorizations. HER expects that, in such event, its existing licenses and authorizations would be renewed in due course, although there can be no assurance that this will be the case.

  Germany


     Germany has approved legislation to implement the Full Competition Directive and remove all remaining restrictions on competition from August 1996. HER was granted a license by the German regulatory authorities on July 18, 1997. The license permits HER to operate the portions of the network in Germany connecting Dusseldorf, Frankfurt and Stuttgart; Dusseldorf to the Dutch border; and Stuttgart to the French and Swiss borders. In July 1998, HER was granted an extension to its license to include operation of routes linking Hamburg, Hanover, Munich and Berlin. HER has applied for further extensions to its license to provide for further routes to Denmark, which extensions were granted in August 1998.


  France


     A new regulatory agency, the Autorite de Regulation des Telecommunications ("ART"), was established in France effective January 1, 1997. In 1996, France approved legislation to implement the Full Competition Directive and to remove all remaining restrictions on competition from January 1998. HER applied for an authorization to operate its network in specific regions of France, which was approved on October 22, 1997. In October 1997, HER obtained authorization to operate its network in specific regions of France. HER filed an application in January 1998 with ART for a geographical extension of its license in order to extend its network in France to reach Italy and Spain. This extension was granted in August 1998. Such authorization requires prior notification to and approval of the ART of any substantial changes in the capital of HER or its controlling shareholder. HER has notified the ART of the Company's IPO and of the March 1998 increase to approximately 89% of GTS-Hermes' ownership interest in HER.


  Switzerland

     The Swiss Parliament has passed a Telecommunications Law which entered into force on January 1, 1998. Although Switzerland is not a Member State of the EU, the effect of the law is largely to mirror the EC

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

telecommunications liberalization Directives, and therefore, from that date existing voice telephony monopoly will be abolished and such services will be fully liberalized. An independent national regulatory authority has previously been established. HER obtained a trial concession on October 30, 1997, in order to roll out its network and to provide its services in advance of the full liberalization coming into effect on January 1, 1998. This concession expired on December 31, 1997. HER has filed an application for a concession for the operation of a telecommunications infrastructure and was granted a provisional concession on March 16, 1998. The provisional concession takes retroactive effect as of January 1, 1998 and HER expects that the Swiss regulatory authority will grant HER a final concession during the fourth quarter 1998. However, no assurance can be given that such final concession will be granted or granted on terms acceptable to HER.

  Italy

     Although in the past Italy has been dilatory in implementing EC liberalization measures, Italy enacted legislation on July 31, 1997 creating an independent national regulatory authority for the telecommunications and audiovisual sectors. The regulatory authority has been established and is expected to start work in the very near future. On September 19, 1997, Italy enacted a regulation implementing all EC directives in the telecommunications sector and since then specific laws relating to licensing and interconnection have been approved. HER applied for a license to provide its services on May 25, 1998, which was granted by the Italian authorities in August 1998, enabling the development of its network in the northwest region of Italy, including Milan.

  Spain

     Under the Full Competition Directive, Spain was granted the right to request a delay of up to five years in liberalizing fully its telecommunications market. However, the Spanish government and the European Commission have agreed that full liberalization should take place by December 1, 1998. In order to ensure effective liberalization from that date, the Commission Decision granting the eleven-month extension sets out a timetable of interim measures leading up to full liberalization. These measures include the passing of legislation authorizing regional cable operators to provide telecommunications services and the adoption of a new General Telecommunications Bill effectively transposing EC Directives into Spanish law. Further, RETEVISION, S.A. has been granted a second national operator's license to compete with the national PTO, and Spain has agreed to grant a third national operator license in early 1998. In April 1998, Spain adopted its new telecommunications law ("LGT"). The LGT was implemented through the use of secondary legislation which was adopted in September 1998. The LGT and the secondary legislation should result in the full liberalization of the Spanish telecommunications market. HER intends to apply for a license to provide its services in due course.

  Sweden

     Full liberalization of the Swedish telecommunications market occurred in 1993. A new Telecommunications Act was passed this year to reinforce the powers of the national regulatory authority, to ensure conformity with EC Directives and to supplement the pre-existing licensing regime with a general authorization regime for services other than telephony services, mobile services and leased lines. HER registered with Swedish authorities in July 1998 to provide service in Sweden.

  Denmark

     With the liberalization of infrastructure as of July 1, 1997, Denmark has fully liberalized its telecommunications markets in accordance with the requirements of the relevant EC Directives. An independent national regulatory authority has been established. According to the Danish rules, HER will not require any regulatory approval in order to install or operate the network in Denmark.

     In addition to the discussion above, HER intends to file applications in other countries in anticipation of service launch in accordance with the HER network roll-out plan. The terms and conditions of HER's licenses, authorizations or registrations may limit or otherwise affect HER's scope of operations. There can be

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

no assurance that HER will be able to obtain, maintain or renew licenses, authorizations or registrations to provide the services it currently provides and plans to provide, that such licenses, authorizations or registrations will be issued or renewed on terms or with fees that are commercially viable, or that the licenses, authorizations or registrations required in the future can be obtained by HER. The loss of, or failure to obtain, these licenses, authorizations or registrations or a substantial limitation upon the terms of these licenses, authorizations or registrations could have a material adverse effect on HER and the Company.

GTS-MONACO ACCESS

     GTS owns a 50% interest in and manages GTS-Monaco Access, a joint venture with the Principality of Monaco created to develop Monaco's existing international telecommunications infrastructure into an international gateway hub for transport of international traffic to European and overseas destinations. The Principality has constructed and operates a sophisticated gateway infrastructure that includes an international digital switching center and a satellite earth station to support significant amounts of carriers' carrier traffic. Through Monaco's network, GTS-Monaco Access is linked to approximately 170 countries worldwide through its network. GTS believes that this partnership provides it with the opportunity to build a strong international gateway presence in lucrative Western European markets.

     GTS-Monaco Access offers competitively priced international switching and transit services, primarily to the "wholesale" international gateway and carrier-to-carrier portion of the international calling market, as distinguished from "retail" services offered to end users. Basic service offerings include (i) international switched traffic; (ii) international private lines; (iii) facilities management, including billing, customer management and fault reduction systems; (iv) resale distribution for Internet service providers; and
(v) prepaid calling card platform services.

     With the cooperation of Monaco Telecom ("MT"), GTS-Monaco Access is entitled to exercise the privileges of signatories to international treaties such as the ITU, and to international satellite agreements, such as Intelsat, Inmarsat and Eutelsat. Other signatories are generally PTOs and other quasi-governmental telecommunications entities. GTS-Monaco Access purchases capacity on international fiber routes at rates available only to recognized operators which are substantially below the rates charged to other service providers. These fiber-based facilities are an important element for GTS-Monaco Access's core network and provide it with capacity that may be leased or resold to customers. Monaco inaugurated its independent country code, 377, on June 21, 1996, which made it eligible for certain privileges, including special terms (generally reserved for PTOs) in connection with transmission agreements, transit agreements, settlements and low-cost accounting rates with select carriers.

     GTS's partner in GTS-Monaco Access is an investment fund designated by the Principality of Monaco to represent its interests. GTS-Monaco Access functions in cooperation with MT under a commercial agreement governing, among other things, the terms of use of existing facilities, access to and acquisition of new international infrastructure. GTS exercises operational control of the joint venture, and provides managerial and financial support, international telecommunications expertise and strategic planning. Neither GTS nor its partner is obligated to fund operations or capital expenditures of GTS-Monaco Access. Losses and profits of GTS-Monaco Access are allocated to the partners in accordance with their ownership percentages, in consideration of funds at risk. As of June 30, 1998, GTS and its partner had each made equity contributions of $0.8 million to GTS-Monaco Access. In addition, GTS-Monaco Access had outstanding loans of $2.7 million to GTS as of June 30, 1998. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Accounting Methodology -- Profit and Loss Accounting." The agreement between GTS-Monaco Access and MT, by its terms, continues in operation until 2020. MT, 50% partner in GTS-Monaco Access and the local telephone operator for the Principality of Monaco, is presently seeking a partner to purchase a minority stake in MT. The sale of such stake, if undertaken, should not be dilutive to the economic interest of the Company in GTS-Monaco Access although the impact of such sale on the strategic view of MT toward GTS-Monaco Access cannot be determined at this time.

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BUSINESS AND MARKETING STRATEGY

     GTS's strategy for developing GTS-Monaco Access into an international gateway hub includes the following:

     - Develop Advanced Carrier Services Offerings. GTS-Monaco Access may develop its "advanced carrier services" offerings to include global 0800 services and international free phone services, which GTS believes will broaden customer relationships, enhance revenues and help to protect it from price-based competition.

     - Develop Relationships to Broaden Service Offerings. GTS-Monaco Access may develop relationships to broaden its service offerings. GTS-Monaco Access has entered into agreements with UUNET, one of its gateway customers, to provide wholesale Internet access to GTS-Monaco Access's carrier customers in a number of Western European countries. The agreement allows these services to be "cobranded" with GTS's affiliates.

     - Pricing. Price is a critical factor in the market for international switching as competition increases due to expanding international capacity, advances in technology and falling regulatory barriers. GTS-Monaco Access intends to price its services competitively with the prevailing price for comparable inter-PTO transit and gateway services. GTS-Monaco Access is not bound by legacy systems, infrastructure and personnel levels and can, therefore, manage competitive cost operations.

     - Leverage Non-Aligned Position. Because GTS's Western European activities are not allied with any of the major consortia or large Western European telecommunications companies, GTS-Monaco Access may be considered an attractive service provider for Western European carriers who may otherwise be reluctant to obtain services from the larger operators of international gateways that are often their competitors in the retail market.

     - Exploit GTS Synergies. GTS-Monaco Access may ally with other GTS companies in Europe and the CIS. GTS-Monaco Access is expected to realize significant reductions in its cost structure through access to low-cost pan-European transmission capacity through alternative infrastructure providers such as HER, Sovintel and C-Datacom International, Inc., GTS's Indian venture, already route international traffic through GTS-Monaco Access's gateway.

CUSTOMERS

     Targeted customers for GTS-Monaco Access include:

     - Non-Aligned PTOs. GTS believes that various large American and Western European PTOs that lack adequate international switching and transport facilities of their own may be persuaded to purchase international services from GTS-Monaco Access, rather than from competing PTOs or consortia.

     - Mobile Carriers. GTS believes that some of the non-PTO mobile carriers, which currently provide only a small percentage of Western European mobile telecommunications traffic, may prefer the "independent" international gateway service offerings of GTS-Monaco Access to those of their PTO competitors.

     - Internet Service Providers. Growth in Internet usage creates a significant opportunity for a nonaligned Internet access provider such as GTS-Monaco Access, since many Internet service providers will be in direct competition with PTO-owned services in large European markets.

     - Second Carriers/Resellers. GTS believes that many second carriers will seek to enter new markets quickly without investing in international switching capacity.

     - Established ("Aligned") PTOs. This customer segment will be a niche market for GTS-Monaco Access. As markets are deregulated and carriers become increasingly competitive, traditional friendly correspondent relations may become strained, and opportunities may emerge to leverage GTS's non-aligned status to route traffic between rivals or to displace incumbents for transit relationships.

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

     - Other GTS Companies. GTS-Monaco Access currently provides gateway services indirectly to Sovintel, CDI and other GTS companies that aggregate traffic or provide international long distance services. It may also provide these services to HER.

     In January 1998, GTS-Monaco Access terminated its relationship with a major traffic partner as a result of which GTS expects that the venture will lose approximately $6 million of revenues in 1998. Although GTS-Monaco Access is putting in place plans to replace such revenues from other sources, no assurance can be provided that such revenues will be replaced in the current fiscal year.

NETWORK

     GTS has enhanced MT's existing technology platform of digital switching, fiber optic transmission, satellite and submarine cable facilities by interconnecting this existing network infrastructure to multiple terrestrial routes covering Europe and to undersea fiber optic cables connecting the GTS-Monaco Access network to Asia and the Americas.

     The network infrastructure of GTS-Monaco Access is complementary with that of HER, with each serving the carriers' carrier market from different perspectives; HER for bandwidth services and GTS-Monaco Access for switched call terminations and other carrier services.

LICENSES AND REGULATORY ISSUES

     Because it operates in coordination with MT, the licensed operator of the Monaco public network, and in indirect partnership with the government, GTS-Monaco Access's telecommunications activities in Monaco require no telecommunications license.

     Because the Principality of Monaco is not an EU member state, GTS-Monaco Access's telecommunications activities in the Principality are not directly subject to European Community law. However, GTS-Monaco Access will have to comply with EU regulation to the extent it does business in EU member states or its business has an effect on trade between EU member states. The regulatory requirements established by the EU create general guidelines under which the national agencies of EU member states regulate. Accordingly, local laws and regulations may differ significantly among these jurisdictions, and the interpretation and enforcement of such laws and regulations may vary. Local rules are sometimes based on the informal views of the local ministries which, in some cases, are subject to influence by the local PTOs. In certain of the Company's existing and target markets, there are laws and regulations which affect the number and types of customers which the Company can address. For instance, certain countries may and do require licenses for communication companies to interconnect to the public network to originate traffic.

     In addition, one of the services provided by GTS-Monaco Access is a form of transit service, known in the industry as "re-filing." Re-filing is the practice of routing traffic through a third country in order to take advantage of disparities in settlement rates between different countries, allowing traffic to a potential country to be treated as if it originated in the third country that enjoys lower settlement rates with the destination country, thereby resulting in lower overall costs on an end-to-end basis. Re-filing is prevalent in the industry even though the practice is technically in contravention of ITU regulations. In practice, because of the widespread non-observance of these regulations, such a contravention normally does not give rise to specific legal problems. However, their enforceability essentially depends on the status given to ITU obligations by Member countries' domestic laws. Accordingly, there can be no assurance that GTS-Monaco Access's re-filing services might not be disrupted or be the subject of legal process at some time in the future. In such event, within the EU a defense may be available that the ITU regulations are anti-competitive and contravene the Treaty of Rome, although there can be no certainty that such a defense would succeed.

COMPETITION

     GTS-Monaco Access faces competition from consortia of telecommunications operators, large PTOs and other international telephone operators with advanced network infrastructures, access to large quantities of long-haul capacity and established customer bases. PTOs currently providing large amounts of international
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traffic have already established direct routes, transit arrangements and correspondent relations and many have excess capacity that they resell in competition with GTS-Monaco Access.

     With the advent of deregulation in the Western European telecommunications markets in 1998, opportunities for the establishment of international gateways will likely develop in Europe and as a result competition in the market for GTS-Monaco Access's services will increase. GTS-Monaco Access intends to evaluate additional locations in Europe for the establishment of international hubs based upon prospective costs and the availability of call routing at these locations. GTS-Monaco Access plans to locate these prospective points of presence in cities served by HER and to allow the termination of traffic through HER. GTS-Monaco Access may benefit from the establishment of these points of presence by incurring reduced transmission expenses.

     While the Company believes that GTS-Monaco Access will be able to compete effectively in certain identified market segments because most of its targeted customers are in new and fast growing markets and have not established long-term relationships with international gateway providers, and because it has equal access to advanced infrastructure and international fiber routes, potential access to low cost transport from HER and an "independent" status that allows it to service a worldwide range of potential customers, the Company intends continually to review the competitiveness of GTS-Monaco Access with respect to its competitors.

EUROPEAN SERVICES STRATEGY

     General. In order to capitalize on the increasing liberalization of telecommunications regulation in Europe, GTS intends to offer through one or more subsidiaries facilities-based telecommunications products and services primarily to business and other high-usage customers in certain metropolitan markets throughout Europe. GTS presently provides end user services in Russia, the CIS and Central Europe and carriers' carrier services in Western Europe and has experience in developing cross-border networks in Western Europe through HER. Management has developed a business plan for the Company's European Services Strategy that calls for the Company to leverage its experience in developing and operating local, national and international telecommunications networks by building, acquiring or leasing technologically advanced fiber optic networks and establishing CLEC service capabilities in up to 12 metropolitan markets throughout Europe, as regulatory conditions permit, within three years after the Company commences implementing its European Services Strategy. Currently the regulatory regimes in Europe vary from country to country and some countries do not permit competitive local exchange carriers to operate. See "Risk Factors -- Risks Relating to European Services Strategy."

     Market and Business Strategy. GTS believes that the size and growth potential of the European telecommunications market, and the increasing liberalization of telecommunications regulations in Europe, offer considerable opportunities to expand into end-user services into metropolitan markets throughout Europe.

     The size of the European telecommunications services market is estimated to be approximately $188 billion in 1998. The Company estimates that the total European addressable market (defined as non-residential core voice, enhanced voice, non-residential international voice, data, leased line voice and internet) in 1998 is approximately $96.5 billion, which is estimated to grow at a compound annual growth rate of approximately 13.7% to approximately $306.7 billion by 2007.

     Through construction of owned facilities or acquisition or partnership with other providers, GTS intends to enter up to 12 European metropolitan markets. The Company's strategy with respect to entry into a specific market will be determined through an analysis of a number of demographic, economic and telecommunications demand and spending characteristics, including business concentration; presence of governmental, financial and business end-user customers; local economic trends and prospects; demand for switched and non-switched telecommunications services; feasibility of construction; presence of existing and potential competitors; the regulatory environment; the market's proximity to HER's network; and the presence of potential CLEC or reseller acquisition candidates. In targeting cities in which its entry strategy will be the

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

construction of a fiber network, the Company will initially focus on cities in which there are no CLEC competitors or only one other such competitor. Management's current intention is to enter two metropolitan markets within 12 months after the Company initiates implementing the European Services Strategy and to provide services in all 12 target metropolitan markets within three years after such commencement date.

     The Company expects to use one or more of the following strategies to enter a market: (i) construction of a fiber-loop network; (ii) purchase or long-term lease of dark fiber; (iii) obtaining of high frequency microwave licenses for "wireless fiber," (iv) partnership with or acquisition of a local facilities-based CLEC or (v) acquisition or development of a local reseller. In the case of market entry through a reseller, it is the Company's objective to build or acquire facilities when economically justifiable. There are a number of risks attendant with each of these strategies and there can be no assurance that the Company will be successful in pursuing any of these strategies. See "Risk Factors -- Risks Relating to European Services Strategy."


     In October 1998, the Company entered into an agreement to acquire all of the stock of NetSource Europe, which is primarily engaged in the business of reselling voice telecommunications services. See "Recent Developments."


     Customers. The Company plans to offer its products and services primarily to telecommunications-intensive businesses for which reliable telecommunications services are critical, using the Company's facilities where available and/or reselling other carriers' facilities as needed. These business segments include financial services companies, multi-national companies, governmental agencies, resellers, internet service providers ("IPs"), disaster recovery service providers and wireless communications companies.

     Products and Services. The Company intends to offer a broad array of competitively priced, comprehensive services to meet customer telecommunications service requirements, including private line services, local, national and international switched telephony services, high-speed LAN interconnection services, virtual private network services, video transmission services and IP based services, including IP telephony and data transmission services. According to industry sources, bandwidth demand for data in the United States is currently growing significantly faster than voice and the Company expects that this trend will develop in Europe as competitively priced capacity becomes available. Additionally, the Company intends to develop competitively priced value-added telecommunications services that are tailored to the specific needs of individual customers. The types of services that the Company intends to offer include:

     - Switched Services. Switched services involve the transmission of voice, data or video to locations specified by end-users or carriers. The Company expects to have the technological capability to offer a full range of switched service, including local, national and international calls as well as enhanced services. The Company intends to own and operate switches and enter into interconnection agreements with other telecommunication service providers, including HER, in order to offer to customers cost-effective local, national and international calling services. Switched service features are expected to include, as allowed by local regulations, enhanced services such as conference calling, call forwarding, analog or digital connectivity, desk-to-desk calling, four digit dialing full network monitoring and maintenance, caller ID, voice mail/messaging and E-mail to voice-mail conversion.

     - Non-Switched Services. Non-switched services involve a fixed, dedicated communications link between two or more specific locations. Commonly this service is utilized by an end-user to provide a private communications medium between multiple business facilities or to another end-user/carrier. The Company expects to provide high capacity, advanced technology to deliver customer traffic with a lower cost and higher reliability as compared to the local PTO. Through its high capacity, high reliability and cost-efficient network, the Company intends to provide non-switched voice, data and video transmission between (i) end users,
       (ii) end users and carriers and (iii) multiple carriers, allowing its customers the option to bypass the older, less efficient technology and higher-priced services of the incumbent PTOs.

     - Other Services. The Company also intends to develop service offerings to take advantage of emerging market opportunities. Such services are expected to involve one or more of the following: frame relay, ISDN and ATM services; IP-based services, including intranet and extranet services, high capacity internet for multi-media applications, voice over IP and the establishment of a pan-European IP backbone in alliance with others; calling card services; and enhanced voice services. These products are expected to be developed and offered as customer demand dictates and as the relevant regulatory environment permits. The Company believes that there will be substantial demand for data and internet services by large business and other high-usage customers, and that a bundled service offering of national and international data and voice services will be attractive to this targeted customer base.

     Regulatory. The Company's preliminary plans with respect to its European Services Strategy will subject the Company to significant additional regulation at the EU, national and local level. The Company's determination as to which markets it may enter will depend in part on the Company's evaluation of the regulatory regime in such market. The detailed regulation varies from country to country. Delays in receiving required regulatory approvals and licenses, or the enactment of adverse regulations or regulatory requirements, may delay or prevent the Company from entering a particular market or offering its services in any European market, restrict the types of services offered by the Company, constrain the Company's deployment of its networks or otherwise adversely affect the Company's operations. There can be no assurance that the Company will be able to obtain the necessary regulatory approvals on a timely basis or that the Company will not otherwise be affected by regulatory developments, either of which may have a material adverse affect on the Company. See "Risk
Factors -- Risks Relating to European Services Strategy."

     Competition. The telecommunications industry is highly competitive. Competition in the telecommunications industry is based largely on price, customer service, network quality, value-added services and customer relationships. Competition for the provision of local services in Europe is in its early stages of development. Generally, PTOs offer both local and long distance services and benefit greatly from their position as sole historic provider in the markets they serve. PTOs generally have a number of competitive advantages over emerging competitors, such as the Company and other CLECs, due to substantially greater economic and human resources, close ties to local and national regulatory authorities and control over virtually all local telecommunications connectivity. Additionally, GTS believes that the market for the provision of local services is sufficiently attractive to cause additional CLECs, including multi-national carriers, to enter the market to offer products and services which would compete with the Company.

     The Company will compete with PTOs and, in certain markets, CLECs in the provision of high quality, integrated telecommunications services to end-users and resellers. CLEC competitors include, among others, COLT TeleCom Group plc, which is providing service through networks in London, Frankfurt, Munich, Hamburg and Paris; and WorldCom, which has commenced the construction of a Pan-European fiber network, the first phase of which is expected to connect London, Amsterdam, Brussels, Frankfurt and Paris. GTS believes, based on its experience in providing end-user services in Russia, the CIS and Central Europe and carrier's services in Western Europe and in developing cross-border networks in Western Europe through HER, that it has the knowledge and ability to develop products and services which will be competitive with other CLECs in terms of content, quality and price. However, there can be no assurance that the Company will be able to translate such experience in other markets in order to compete effectively with PTOs or CLECs in the European markets it has targeted. See "Risk Factors -- Risks Relating to European Services Strategy."

     Network. In those markets which the Company determines to enter as a facilities-based CLEC, the Company intends to construct, acquire or lease facilities to operate advanced, competitive local telecommunications networks employing current transmission technology with dual ring architecture and central system monitoring and maintenance. The Company believes that a base of uniform, reliable networks, which employ the most current technology and support a broad array of high quality services, will allow the Company to compete cost-effectively against products and services offered by PTOs and, in certain markets, other CLECs.

     The Company's plan for its basic transmission platform is optical fiber deployed in rings, equipped with high-capacity SDH equipment. Such rings will provide redundancy by using dual paths for telecommunications transmissions and will extend to a customer facility either directly or on a point-to-point link from the rings. Such rings will finally connect to the customer through customer-dedicated or shared electronics on or near the customer premises.

     Network Construction. Prior to undertaking acquisition or construction of a network in a particular market, the Company will undertake an analysis of a number of factors, as discussed above, to determine
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

whether such acquisition or construction is economically justifiable. Wherever appropriate, the Company will seek to purchase or lease dark fiber or utilize high-frequency short-haul microwave as a method of accelerated entry into a selected market.

     GTS expects that construction and installation services will be provided by independent contractors selected through a competitive bidding process. Company personnel are expected to provide project management services, including contract negotiation, construction supervision, testing and certification of installed facilities. The construction period of a network is expected to vary greatly, depending on such factors as network route kilometers, number of buildings involved in the initial installation and local construction regulations. Upon completion of the first phase of construction, or the initial loop, the Company expects to commence generating revenue. Further expansion of the network will be dictated by customer growth and customers' relative proximity to the initial loop.

     The initial capital requirement for implementing the European Services Strategy will be financed with a majority of the proceeds of the Offerings received by the Company. In addition, the Company contemplates that it will raise additional debt financing through a newly formed subsidiary of the Company, the proceeds of which will be applied toward the implementation of the Company's European Services Strategy. The size and timing of such financing has not yet been determined by the Company. The proceeds will be applied toward the implementation of the Company's European Services Strategy. Due to the preliminary nature of the Company's business plan for such strategy, the Company cannot estimate with any degree of certainty the amount and timing of the Company's future capital requirements for such implementation, which will be dependent on many factors, including the success of the Company's European services business, the rate at which the Company expands its networks and develops new networks, the types of services the Company offers, staffing levels, acquisitions and customer growth, as well as other factors that are not within the Company's control including competitive conditions, regulatory developments and capital costs. Management believes, however, that if the European Services Strategy is implemented, it is likely that the Company will need to raise additional capital. See "Risk Factors -- Additional Capital Requirements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- European Services Strategy."

     Sales and Marketing. In each of its target markets, the Company intends to establish its own direct sales force. As the Company will be targeting large financial, corporate and governmental customers with demanding telecommunications service requirements, the Company expects that its internal sales force will include dedicated sales and customer service representatives.

     Billing and Information Systems. Sophisticated information and processing systems will be vital to the Company's success. Specifically, the Company will need to develop systems to enter, schedule, provision, and track a customer's order from the point of sale to the initiation of service and such systems will need to include, or interface with, trouble-shooting systems, management, billing, collection and customer service systems. The Company expects the development of its systems to require substantial capital and management resources.

CENTRAL EUROPE

     In Central Europe, GTS's objective is to become one of the leading alternative telecommunications providers in the region. GTS currently provides private data communications services to government and commercial customers in Hungary and the Czech Republic. In the Czech Republic, the Company provides outgoing voice services and operates an international gateway and a data services network. In Hungary, GTS operates a nationwide microwave network and a VSAT network, which GTS believes is the largest VSAT network in Central Europe as measured by number of VSAT sites. The Company has also signed an agreement to provide international data services in Poland, subject to receipt of necessary governmental approvals. GTS's strategy is to expand its service offerings as the regulatory environment permits, leveraging its existing VSAT and international gateway infrastructure where possible and providing a broad range of services to its target markets.

  Hungary

     GTS-Hungary. GTS-Hungary, a 99% owned subsidiary of GTS, is a leading provider of customized data services offering high quality, reliable virtual private network services to customers throughout Hungary and, through other GTS affiliates, other countries in Central Europe. GTS-Hungary provides these services through VSATs installed at customer sites throughout the country and a microwave-based high speed overlay network for points in the Budapest metropolitan area and in Hungary's 18 county capitals. Along with these data transmission services, GTS-Hungary provides high quality customer service including (i) significant system integration support in the initial implementation of the customers' networks and in on-going expansion and improvements and (ii) a unique maintenance and technical support service, which include "rapid response" service calls and 24-hour hub service operations support, which can be backed by financial guarantees when required.

     As of June 30, 1998, GTS-Hungary's VSAT network consisted of approximately 986 owned and operated VSAT sites which the Company believes makes it the largest VSAT-based network in Central Europe. GTS believes that its choice of VSAT technology as a way of quickly deploying a full range of business services nationwide will allow it to capture key customers and market segments. Such positioning, the Company believes, will enable GTS-Hungary to expand its service offerings as the Central European market matures and as regulatory authorities further privatize and deregulate the telecommunications industry. GTS-Hungary has recently completed a nationwide expansion of its microwave-based Budapest overlay network and plans to develop two fiber loops in Budapest. The expansion will increase GTS-Hungary's revenue base in the region and provide opportunities to leverage further its other service offerings. There can be no assurance, however, that this development will be completed on a timely and commercially feasible basis.

     The Hungarian state lottery is GTS-Hungary's largest customer, accounting for more than 50% of GTS-Hungary's total revenue for the year ended December 31, 1997 and the six months ended June 30, 1998. GTS-Hungary has also targeted its VSAT network services to business customers in the domestic service industry and other government organizations. Although GTS-Hungary continues to diversify its revenue and customer base, the loss of the Hungarian state lottery as a customer would have a material adverse effect on GTS-Hungary's business.

     GTS-Hungary generally charges its data services customers a flat monthly fee for a fixed amount of usage and usage-based fees for use above the contractual amount. Customers are billed in Hungarian forints (indexed to U.S. dollars) on a monthly basis. Pricing is generally determined for an individual client based upon the size of traffic requirements. In general, GTS-Hungary's strategy is to minimize the initial customer investment in order to lower the barriers to purchase, while committing customers to long-term contracts.

     GTS-Hungary's major competitors include BankNet, Hungaro-DigiTel and MATAV, the Hungarian PTO, each of which operates a network with at least 200 VSAT sites. MATAV offers a broad range of services and has recently targeted the business sector that GTS serves. GTS believes that, while some of its competitors have stronger financial resources, GTS-Hungary remains the leading VSAT service provider in Hungary in terms of number of VSAT sites, the size and quality of its infrastructure and the quality of its service. GTS also believes it has distinguished itself from its competition by its superior customer service.

     Currently, all VSAT licenses in Hungary have been granted under temporary telecommunications regulations. The temporary licenses prohibit connection to public telecommunications networks or other international or domestic data-transmitting systems. In December 1993, GTS received a temporary service permit to provide data-transfer services utilizing a VSAT-based wireless communications system throughout Hungary. In March 1997 the government issued new telecommunications regulations which require all operations with temporary licenses to apply for permanent licenses by the end of April 1997. GTS-Hungary has submitted applications for the conversion of its temporary licenses to permanent ones. While no assurances can be given, GTS expects permanent licenses to be issued in due course. The failure to receive such licenses would have a material adverse effect on the business of GTS-Hungary.

     Neither GTS nor its partner in GTS-Hungary is obligated to fund operations or capital expenditures of GTS-Hungary. Losses and profits of GTS-Hungary are allocated to the partners in accordance with their ownership percentages, in consideration of funds at risk. As of June 30, 1998, GTS had made equity

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

contributions of $12.5 million to GTS-Hungary, GTS' partner has not made any equity contributions as of December 31, 1997. In addition, GTS-Hungary had outstanding loans of $2.0 million to GTS as of June 30, 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Accounting Methodology -- Profit and Loss Accounting." Further, the joint venture does not have an expiration date.

     EuroHivo. In addition to its network and data services, GTS also provided nationwide paging services primarily to the retail consumer market through its 70% owned joint venture, EuroHivo. During 1997, GTS concluded that EuroHivo was not a core business and was assessing offers to sell its interests in EuroHivo. In connection with this anticipated divestiture, the Company wrote-off its investment in EuroHivo in the third quarter of 1997. In September 1998, GTS sold its interest in EuroHivo. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations -- Consolidated Ventures."

  Czech Republic

     Czechnet. Czechnet, a wholly owned subsidiary of GTS, offers the only alternative international telephony service in the Czech Republic, as well as a full range of private data services, delivered through a combination of a fully digital microwave overlay network and an international satellite gateway in Prague and GTS-Hungary's VSAT network. Through an intercompany arrangement with GTS-Hungary, Czechnet provides all of the same VSAT services offered by GTS-Hungary. In addition, Czechnet offers high-speed Internet access service and is among the leading Internet access providers in the Czech Republic. Czechnet seeks to become the second carrier in the Czech Republic and is also targeting opportunities in Slovakia, based upon the historic relationship between the Czech and Slovak markets.

     The Czechnet network consists of an earth station linked to GTS-Monaco Access and to British Telecom, a series of point-to-point and point-to-multipoint microwave connections providing dedicated access to the buildings served by Czechnet and individual VSATs based on, and controlled by, GTS-Hungary's hub in Budapest.

     Czechnet's target customers include real estate developers, hotels and multinational companies which require international voice or data services or Internet connectivity, where both GTS's own services and the services of GTS partners are sold. Czechnet provides outgoing international voice services and high-speed Internet access to large commercial buildings in Prague. As of June 30, 1998, Czechnet had concluded agreements with building owners to convert PABXs in 30 buildings in Prague. International voice services are offered at prices similar to those of the Czech PTO. Czechnet plans to pursue customers who require value-added services which may be offered at higher prices and better margins.

     Czechnet is licensed to provide international satellite and domestic private voice and data services. It received its operating licenses in 1994 and 1995 and began offering services in 1995. The licenses grant permission to install and operate up to 150 earth stations and, upon application, an additional 150 earth stations. The licenses currently prohibit the provision of switched voice services and the interconnection to public voice, telex and data networks and telecommunications networks of other providers.

     Czechnet is the only alternative international telephony provider licensed in the Czech Republic. As such, its only licensed competitor is SPT Telecom, the Czech PTO. Should SPT decide to compete aggressively with Czechnet, it has the ability to discount prices below those which could be easily sustained by Czechnet. In data services, Telenor, GITY and Nextel (a subsidiary of SPT Telecom) are Czechnet's three major competitors for data services in the Czech Republic. GTS believes that its experience in establishing VSAT services in the region and its emphasis on integrated voice and data services provides Czechnet with a competitive advantage. Additionally, GTS's transmission facilities and infrastructure in Hungary and Monaco provide them with a relatively low cost infrastructure and, as a consequence, greater pricing flexibility than their competitors. With respect to Internet services, GTS believes that, although this market consists of a large number of small providers and that SPT Telecom will seek to enter this market, the dedicated, high-speed infrastructure that Czechnet is installing will provide superior services to its customers.

  New Ventures


     In September 1998 certain affiliates of the Company acquired ownership interests in Datanet, a leading Internet service provider in Hungary; Dattel, a competitive local exchange carrier serving Prague, Czech Republic; and Catalina Sp.z.o.o., a Polish company holding an international data services license.


ASIA

     Chinese law generally prohibits foreign investment or participation in the operation of telecommunications services, while Indian law requires foreign telecommunications operators to conduct certain telecommunications businesses, including basic switched telephony and cellular services, through joint ventures that are at least 51% owned by Indian partners. GTS believes that these restrictive regulations will eventually be liberalized and that its early entry into these markets and its strong relationships with influential commercial firms and with local, regional and national-level government entities will provide it with a strong competitive advantage over competitors that await more explicit regulatory regimes authorizing direct telecommunications investments.

  China

     GTS participates in the nationwide tourist industry VSAT network through GTS China Investments LLC, a company in which GTS holds a 75% interest and an affiliate of a shareholder of the Company owns a 25% interest. See "Certain Related Party Transactions." GTS China Investments LLC holds an indirect 63% interest in Beijing Tianmu Satellite Communications Technology Co. Ltd. ("Beijing Tianmu"), which provides technical, operational and financial support for the VSAT network. In addition, through Shanghai V-Tech Telecommunications Systems Co., Ltd. ("V-Tech"), a venture in which GTS holds a 75% interest, the Company provides financing, operational consulting, technical and engineering services to a Shanghai-based VSAT network operator.

     With respect to V-Tech, in addition to the Company's initial equity contribution of $3.75 million, GTS committed to fund up to an additional $3.0 million (all of which has been funded by the end of the third quarter of 1997). The joint venture expires in April 2015, and profits and losses are allocated according to ownership interests in consideration of funds at risk. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Accounting Methodology -- Profit and Loss Accounting." GTS currently is evaluating adding additional partners to V-Tech which may reduce GTS's ownership interest in V-Tech. The Company has reached an agreement to sell its ownership interest in V-Tech in consideration of an equity interest in the purchaser of the Company's interest in such venture. Consummation of such sale is subject to certain conditions precedent.

     With respect to Beijing Tianmu, in addition to the Company's initial equity contribution of $8.75 million, GTS is responsible for arranging additional financing of up to $14.4 million, subject to the approval of the venture's Board of Directors, the majority of members of which are elected by GTS. The joint venture expires in March 2021, and profits and losses are allocated according to ownership interests, in consideration of funds at risk. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Accounting Methodology -- Profit and Loss Accounting."

  India

     In India, GTS is following the strategy it implemented in Moscow and is currently pursuing in Central Europe, in which it initially penetrates the telecommunications market by developing satellite-based international gateway networks to provide telecommunications services to targeted business customers. GTS's operations in India are conducted through C-Datacom International, Inc. ("CDI"), a wholly owned subsidiary which provides digital international private line communications to and from India for multiple applications, including data and voice. While not permitted to provide telephony services, CDI is currently in the process of installing an international gateway switch adjacent to GTS-Monaco Access's international gateway for the purpose of handling international traffic.

EMPLOYEES

     On June 30, 1998, GTS, its consolidated subsidiaries and joint ventures in which GTS participates, employed approximately 1,858 persons. The Company believes its future success will depend on its continued ability to attract and retain highly skilled and qualified employees. The Company believes that its relations with its employees are good.

     Although GTS's employees are not unionized, unions represent employees of the Company's railroad partners in HER. Under the agreements contemplated between HER and its railroad partners, some of these employees will be required to construct and maintain certain portions of the HER network. There can be no assurances that unionized employees of HER's partners will not experience labor unrest.

PROPERTIES

     The Company leases, under long-term leases, office space to serve as sales office and/or administrative facilities, including its 15,000 square-foot headquarters in McLean, Virginia with a five year lease expiring December, 2000. The Company has entered into a new lease for its headquarters in McLean covering 33,000 square feet, which lease will expire September, 2005. The Company expects to relocate to the new space in the first quarter 1999 and plans to sublease its current offices. The Company maintains regional headquarters offices in Moscow and Budapest, as well as facilities in McLean, Virginia and London. HER is headquartered just outside of Brussels, Belgium.

     HER leases, under long-term leases, portions of railroad, utility and other rights-of-way for its fiber-optic routes. HER is creating a fiber optic network consisting of optical fiber pairs, which are leased under long-term leases, and technical sites leased under long-term leases. See "Business -- Western
Europe -- HER."

LITIGATION

     In addition to routine legal proceedings incidental to the conduct of its business, the Company, GTS-Hungaro and GTS-Hungary are named as defendants in an action captioned USH Ventures and USH Telecom, L.L.C. v. Global TeleSystems Group, Inc. and GTS-Hungaro, Inc., Civil Action No. 97C-08-86, commenced in August 1997, which is currently pending in the Superior Court of the State of Delaware in and for New Castle County. The complaint alleges breach of contract and interference with a business relationship. On May 21, 1998, the Superior Court of the State of Delaware denied the Company's motion to dismiss the claim. While it is not possible at this time to make a meaningful assessment of the outcome of this litigation, based upon information currently available and upon consultation with counsel, the Company does not believe that the outcome of this litigation will have a material adverse effect upon the financial condition of the Company.

     On March 27, 1998, V-Tech brought a claim for approximately $1.1 million against Gilat Satellite Networks, Ltd. ("Gilat"), the vendor of a Ku-band VSAT hub and system which V-Tech purchased in 1996, in an arbitration proceeding under the Rules of Arbitration of the ICC International Court of Arbitration. V-Tech has demanded in the request for arbitration that Gilat accept return of the equipment, which V-Tech has not accepted or commissioned because it has failed to meet contract specifications, and refund purchase amounts already paid under the contract, plus other sums. On June 2, 1998 Gilat filed a counterclaim against V-Tech seeking the balance due under the contract and other alleged damages, in the aggregate amount of $685,000. Gilat has stated its intention to join the Company as a third-party respondent to its counterclaim. Although it is not possible at this time to make an assessment of the outcome of the arbitration proceeding, the Company does not believe that Gilat's counterclaim, even if successfully asserted against the Company, would have a material adverse effect upon the Company's financial condition.

                                   MANAGEMENT

     The directors, executive officers and key employees of the Company, their positions and their ages are as follows:

                 NAME                    AGE                         POSITIONS
                 ----                    ---                         ---------
Alan B. Slifka(1)(4)(6)................  68    Chairman of the Board of Directors
Gerald W. Thames(1)(5).................  51    Vice Chairman of the Board of Directors, President
                                               and Chief Executive Officer
Bruno d'Avanzo.........................  56    Executive Vice President and Chief Operating Officer
William H. Seippel.....................  41    Executive Vice President of Finance and Chief
                                               Financial Officer
Jan Loeber.............................  54    Senior Vice President -- HER
Raymond I. Marks.......................  51    Senior Vice President -- Asia
Stewart P. Reich.......................  53    Senior Vice President -- Russia
Louis T. Toth..........................  55    Senior Vice President -- Central Europe
Grier C. Raclin........................  45    Senior Vice President, General Counsel and Secretary
Eileen K. Sweeney......................  46    Senior Vice President -- Human Resources Corporate
Kevin Power............................  44    Managing Director -- GTS-Monaco Access
Michael A. Greeley(2)(3)(5)............  35    Director
Bernard McFadden(1)(3)(4)(6)...........  64    Director
Stewart J. Paperin(2)(3)(4)(6).........  50    Director
W. James Peet(1)(5)....................  43    Director
Jean Salmona(2)(7).....................  62    Director
Joel Schatz(2)(5)......................  61    Director
Adam Solomon(1)(3)(7)..................  45    Director
David Dey(2)(3)(7).....................  60    Director
Roger W. Hale(1)(4)(7).................  54    Director
Robert J. Amman(1)(4)(6)...............  60    Director

---------------

(1) Member of Executive Committee

(2) Member of Audit and Budget Committee

(3) Member of Compensation Committee

(4) Member of Governance Committee

(5) Term expires at annual meeting of stockholders in 1999

(6) Term expires at annual meeting of stockholders in 2000

(7) Term expires at annual meeting of stockholders in 2001

     Biographical information on each of the foregoing officers follows:

     Alan B. Slifka, Chairman of the Board of Directors. Mr. Slifka has served as a director of GTS since 1990. Mr. Slifka is a New York investment banker and the Managing Principal of Halcyon/Alan B. Slifka Management Company LLC, an equity asset management firm specializing in nontraditional investments, specifically corporate event investing. Previously, Mr. Slifka was a partner of L.F. Rothschild, Unterberg, Towbin from 1961 to 1982. He is a director of Pall Corporation and is active in other business, civic and philanthropic affairs as founder, director or officer of numerous for-profit and not-for-profit corporations and foundations. Mr. Slifka served as acting Chief Executive Officer of GTS during most of 1993.

     Gerald W. Thames, Vice Chairman of the Board of Directors, President and Chief Executive Officer. Mr. Thames joined GTS as Chief Executive Officer in February 1994, and has served as a director of GTS since February 1994. From 1990 to 1994, Mr. Thames was President and Chief Executive Officer for British Telecom North America and Syncordia, a joint venture company focused on the international outsourcing market. Mr. Thames has spent over 18 years in senior positions with telecommunications companies, where he was responsible for developing start-up telecommunications companies, including 15 years with AT&T, where he rose to the position of General Manager of Network Services for the Northeast Region of AT&T Communications.

     Bruno d'Avanzo, Executive Vice President and Chief Operating Officer. Mr. d'Avanzo joined GTS as Executive Vice President and Chief Operating Officer in August 1996. From 1994 to 1996, Mr. d'Avanzo was

Executive Vice President and Chief Operating Officer of Intelsat, the largest telecommunications satellite operator in the world. From 1992 to 1994, Mr. d'Avanzo was a senior executive with Olivetti Corporation, serving as Vice President and General Manager -- Europe and as Vice President -- U.S., Canada and South America. Mr. d'Avanzo also spent 15 years with Digital Equipment Corporation, a diversified computer manufacturer where his last position was Vice President -- European Sales and Marketing.

     William H. Seippel, Executive Vice President of Finance and Chief Financial Officer. Mr. Seippel joined GTS as Executive Vice President of Finance and Chief Financial Officer in October 1996. From July 1992 to October 1996, Mr. Seippel was Vice President -- Finance and Chief Financial Officer of Landmark Graphics Corporation. From August 1990 to July 1992, Mr. Seippel was Director of Finance for Covia, Inc., an affiliate of United Airlines. From April 1984 to August 1990, Mr. Seippel held the positions of Group Business Controller (1989 to
1990), Group Controller Sales/Marketing (1986 to 1989), and Product Line Controller (1984 to 1986) with Digital Equipment Corporation, a diversified computer manufacturer.

     Jan Loeber, Senior Vice President -- HER. Mr. Loeber joined GTS in January 1995. From October 1992 to December 1994, Mr. Loeber was a Managing Director of BT Securities Corporation. From April 1990 to September 1992, Mr. Loeber held positions as Managing Director of Unitel Ltd. (now One 2 One) in the United Kingdom, Group President of Nokia North America Inc., Vice President of ITT Corporation, and Marketing and Product Management Director of ITT Europe. Mr. Loeber also spent almost 10 years with AT&T, where his last position was Executive Director, Bell Laboratories. Mr. Loeber has over 22 years of experience in the telecommunications industry and an additional 9 years of experience in information technology with the Pentagon, IBM and Chemical Bank of New York.

     Raymond I. Marks, Senior Vice President -- Asia. Mr. Marks joined GTS as Senior Vice President -- Asia in July 1994. From October 1986 to June 1994, Mr. Marks served as Vice President and General Manager of GTE Spacenet Corporation, where he had overall responsibility for strategic planning, domestic and international business development, creation of joint ventures and international alliances, as well as the worldwide management of the marketing, sales and technical support organizations. Mr. Marks has also served as Vice President for the Digital Information Group for MCI Communications Corporation. Mr. Marks has 28 years of experience in the telecommunications and computer industries.

     Grier C. Raclin, Senior Vice President, General Counsel and Corporate Secretary. Mr. Raclin joined GTS as its Senior Vice President and General Counsel in September, 1997, and was elected Corporate Secretary of the Company in December 1997. Prior to joining GTS, Mr. Raclin served as Vice-Chairman and a Managing Partner of the Washington, D.C. office of Gardner, Carton & Douglas, a 250-attorney, corporate law firm based in Chicago, Illinois, where his practice was concentrated in the area of international telecommunications. Mr. Raclin received his undergraduate and law degrees from Northwestern University and attended the University of Chicago School of Business Executive Program.

     Stewart P. Reich, Senior Vice President -- Russia. Mr. Reich joined GTS as President -- GTS Russia in September 1997. From September 1992 to August 1997, Mr. Reich was President of UTEL, a joint venture of AT&T, Deutsche Telekom, PTT Telecom (Netherlands), and Ukrtelecom (a Ukrainian telecommunications company) which provides international and interregional telecommunications services in Ukraine. From 1982 to 1992, Mr. Reich held various positions at AT&T where his last position was Financial Manager, AT&T International Communications Switched Services. Mr. Reich was also employed for 20 years with Western Electric Company from 1961 to 1981.

     Eileen K. Sweeney, Senior Vice President -- Human Resources. Ms. Sweeney joined GTS as Senior Vice President -- Human Resources in November, 1997. Prior to joining GTS, Ms. Sweeney was President of Global Resource Associates, a consulting company specializing in international human resource issues. Prior to that time, Ms. Sweeney spent 10 years with ITT Corporation in a variety of human resource management positions, including eight years based in Europe and in the Middle East. Ms. Sweeney holds a Master's Degree in Business Administration from Simmons Graduate School of Management in Boston.

     Louis T. Toth, Senior Vice President -- Central Europe. Mr. Toth joined GTS as Senior Vice President -- Central Europe in July 1993. From February 1987 to July 1991, Mr. Toth served as President of

Dynaforce Inc. and as Partner and General Manager for the pan-European expansion of Andlinger & Company. Mr. Toth, who is currently based in London, has 23 years of telecommunications experience with ITT Corporation in Europe, Latin America and Asia.

     Kevin Power, Managing Director -- GTS Monaco Access. Prior to joining GTS Monaco Access in October 1995, Mr. Power was Vice President, Carrier Relations for the Company beginning in November 1994, where he was responsible for assisting and coordinating the carrier activities of the GTS group of companies. In 1988, Mr. Power was one of a group of five people who started the commercial operations of Orion Network Systems and he stayed with the company until the launch of its first satellite in 1994. His last position there was Vice President of Carrier Services. Prior to that, he held positions with Intelsat, National Economic Research Associates (NERA) and the U.S. Department of Commerce.

     Biographical data on each of the directors, other than Mr. Thames, are as follows:

     Michael A. Greeley, Director. Mr. Greeley has served as a director of GTS since September 1996. Mr. Greeley is the Senior Vice President of GCC Investments, Inc., the investment group of GC Companies, Inc. From June 1989 to July 1994, Mr. Greeley was a Vice President at Wasserstein Perella & Co., Inc., an international investment bank, specializing in mergers and acquisitions and corporate finance transactions. Mr. Greeley is also a director of Teletrac, Inc., Crescent Communications, American Capital Access Holdings, LLC and Fuelman, Inc. By contractual arrangement, GCC Investments, Inc. has the right to designate one person for nomination to the Board of Directors as long as it holds not less than two and one-half percent of the issued and outstanding shares of the Common Stock on a fully diluted basis. Mr. Greeley is the designee of GCC Investments, Inc. to the Board of Directors.

     Bernard McFadden, Director. Mr. McFadden has served as a director of GTS since February 1994. Mr. McFadden currently serves as an independent consultant for GTS and is a GTS representative on the supervisory board of HER. Mr. McFadden's career in international telecommunications includes 32 years with ITT Corporation, where he served as President and Chief Executive Officer of ITT's Telecom International Group, and a four and one-half year assignment as President and Chief Operating Officer of Alcatel Trade International, S.A.

     Stewart J. Paperin, Director. Mr. Paperin has served as a director of GTS since March 1997. Mr. Paperin serves as Chief Financial Officer of the Soros Foundations. In addition, he has served as the President of Capital Resource East since October 1993. Prior to that, Mr. Paperin was President of Brooke Group International from 1990 to 1993 where he was responsible for investments in the former Soviet Union. Mr. Paperin also served as Chief Financial Officer of Western Union Corporation from 1989 to 1990. Mr. Paperin serves as a director of the Board of Penn Octane Corporation.

     W. James Peet, Director. Mr. Peet has served as a director of GTS since January 1996. Mr. Peet has been affiliated with The Chatterjee Group, an investment firm, since 1991. Mr. Peet is a director of Hainan Airlines and Phoenix Information Systems Corporation. Mr. Peet served as director of Viatel, Inc. from November 1995 until June 1998. Immediately prior to joining The Chatterjee Group, Mr. Peet spent six years with McKinsey & Company. By contractual arrangement, The Chatterjee Group has the right to designate one person for nomination to the Board of Directors to serve a term of five years. Mr. Peet is the designee of The Chatterjee Group to the Board of Directors.

     Jean Salmona, Director. Mr. Salmona has served as a director of GTS since March 1996. Since 1989, Mr. Salmona has been Chairman and Chief Executive Officer of CESIA Consulting Group ("CESIA"), a consulting concern based in France that specializes in information and communications systems and technologies. Mr. Salmona is also Chairman and Director General, Data for Development International Association, a nongovernmental organization with consultative status to the United Nations Economic and Social Council. Mr. Salmona is a graduate of Ecole Polytechnique, Paris, Institut d'Etudes Politiques, Paris, and Ecole Nationale de la Statistique et de l'Administration Economique, Paris.

     Joel Schatz, Director. Mr. Schatz has served as a director of GTS since the inception of the Company. Mr. Schatz was a founder of the Company and served as its President from 1985 to 1991. Mr. Schatz is presently the Chairman and Chief Executive Officer of Datafusion, Inc., a company developing software to accelerate knowledge synthesis.

     Adam Solomon, Director. Mr. Solomon has served as a director of the Company since June 1995. Mr. Solomon is also Chairman of Shaker Investments, Inc., a growth equity investment firm and Chairman of Signature International, L.P., a venture/development firm whose initial focus is redeveloping existing residential/golf communities, and a member of the board of directors of MetaSolv Software, Inc. Prior to that, Mr. Solomon spent eleven years with E.M. Warburg, Pincus & Co., Inc., where he was Managing Director from 1988 to 1992. While at E.M. Warburg, Pincus & Co., Inc., Mr. Solomon served as a member of the board of directors of LCI International, Inc., a regional long-distance carrier.

     David Dey, Director. Since 1995, Mr. Dey has served as an independent consultant, particularly to high technology start-up companies in Europe. In that capacity, he has served as Chairman of The Connections Group, a provider of branded Internet services and Web-based electronic mail, and as Chairman of STARTECH Scotland, a high technology incubator that focuses on telecommunications and software start-up companies. From 1992 to 1995, Mr. Dey served as Chief Executive Officer of Energis Communications, which grew from a start-up company to become the United Kingdom's third national telecommunications operation during his tenure. Mr. Dey was employed by British Telecom plc from 1987 to 1991, most recently as Managing Director of its Business Communications Division, and he held various management positions at IBM Corporation where he was employed from 1961 to 1985.

     Roger W. Hale, Director. Mr. Hale is Chairman, President and Chief Executive Officer of LG&E Energy Corp., a diversified energy services and marketing company with businesses in retail gas and electric utility services, energy marketing and trading, and power generation and project development. Mr. Hale has served in that capacity since August 1990. Previously, Mr. Hale served as Executive Vice President of Bell South Enterprises, Inc. from 1986 to 1989 and with AT&T Corporation from 1966 to 1986, serving in various management positions including Vice President of Marketing, Southern Region. Mr. Hale is a Director of H&R Block, Inc. and PNC Bank, Kentucky, Inc.

     Robert J. Amman, Director. Mr. Amman was elected to the Company's Board of Directors in May 1998. Mr. Amman was Chairman, President and Chief Executive Officer of John H. Harland Company, a printing firm, from 1995 to 1998. Previously, from 1994 to 1995, he served as Vice Chairman of First Financial Management Corporation, where he was responsible for the merchant services businesses consisting of Western Union, NaBanco, Telecheck, Nationwide Credit and International Banking Technologies. From 1988 to 1994, Mr. Amman served as President and Chief Executive Officer of Western Union Corporation, where he oversaw the transformation of the firm from a telecommunications to a financial services company. Mr. Amman is a member of the Executive and Governance Committees of the Board of Directors of the Company.

                  EXECUTIVE COMPENSATION AND OTHER INFORMATION

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     Each Director of GTS, except Mr. Thames, receives an annual directors' fee of $15,000. In addition, the fee paid to each Director, except for Mr. Thames, for attending any meeting of the Board of Directors is $1,500 per meeting, except for telephonic Board of Directors meetings of two hours or less, where the fee is $750 for each such meeting. Each Director, except Mr. Thames, who attends a committee meeting is entitled to a directors' fee of $1,000 per meeting, except for telephonic committee meetings of a duration of two hours or less, for which a fee of $500 is paid.

     For the year ended December 31, 1997, the aggregate compensation paid by the Company to its directors and executive officers for services in all capacities was approximately $4.7 million.

GTS maintains the Global TeleSystems Group, Inc. Non-Employee Directors' Stock Option Plan that permits directors to share in the growth of the value of GTS through the grant and exercise of nonqualified stock options. See "-- Global TeleSystems Group, Inc. Non-Employee Directors' Stock Option Plan." In addition, on February 27, 1998 the Board of Directors granted to each of certain of its then incumbent members options to purchase 15,000 shares of Common Stock at an exercise price of $20 per share.

GLOBAL TELESYSTEMS GROUP, INC. NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

     The purpose of the Global TeleSystems Group, Inc. Non-Employee Directors' Stock Option Plan (the "Directors' Plan") is to permit eligible non-employee directors of GTS (each a "Non-Employee Director") to share in the growth of the value of GTS through the grant and exercise of nonqualified stock options.

     The total number of shares of Common Stock presently reserved and available for delivery under the Directors' Plan is 1,275,000. The Directors' Plan is administered by the compensation committee of the Board of Directors (the "Committee"). Only directors of GTS who are not employees of GTS or any subsidiary of GTS on the date on which an option is to be granted are eligible to participate in the Directors' Plan on such date.

     An option (a "Directors' Option") to purchase shares of Common Stock was granted to each Non-Employee Director on the effective date of the Directors' Plan and a Director's Option is granted to each new Non-Employee Director when he or she is first elected or appointed to serve as a director of GTS. One-half of the Directors' Options vests six months after the date of grant. An additional one quarter become exercisable on the date six months following the first annual meeting of GTS's shareholders to occur after such date of grant, and the remaining one quarter shares become exercisable on the date six months following the second annual meeting of GTS's shareholders to occur after such date of grant. An initial Directors' Option represents 22,250 shares of Common Stock. On the date of each annual meeting of GTS's shareholders, an additional Directors' Option to purchase 9,000 shares will be granted each year on the date of the Company's annual meeting to the individuals who will serve as elected Non-Employee Directors of the Company during the next year.

     Directors' Options are nonqualified stock options which are subject to certain terms and conditions including those summarized below. The exercise price per share of Common Stock purchasable under a Directors' Option will be equal to 100% of the fair market value of Common Stock on the date of grant. Each Directors' Option will expire upon the earliest of (a) the tenth anniversary of the date of grant, (b) one year after the Non-Employee Director ceases to serve as a director of GTS due to death or disability (except that, in the case of disability, if the Non-Employee Director dies within that one-year period, the Directors' Option is exercisable for a period of one year from the date of death), (c) three months after the Non-Employee Director ceases to serve as a director of GTS for any reason other than death or disability (except that, if the Non-Employee Director dies within that three-month period, his or her Directors' Options are exercisable for a period of one year from the date of such death), and (d) three months after the Non-Employee Director ceases to be employed by GTS if such Non-Employee Director had become an employee of GTS (except that, if the Non-Employee Director dies within that three-month period, his or her Directors' Options are exercisable for a period of one year from the date of such death). Each Directors' Option may be exercised in whole or in part by giving written notice of exercise to GTS specifying the Directors' Option to be exercised and the number of shares to be purchased. Such notice must be accompanied by payment in full of the exercise price in cash or by surrender of shares of Common Stock or a combination thereof. Directors' Options granted under the Directors' Plan may not be sold, pledged, assigned or otherwise disposed of in any manner other than by will or by the laws of descent and distribution.

     At the time of grant, the Board of Directors may provide in connection with any grant made under the Directors' Plan that the shares of Common Stock received as a result of such grant are subject to a right of first refusal by GTS.

     The Board of Directors may amend, alter, suspend, discontinue or terminate the Directors' Plan at any time, except that any such action will be subject to the approval of GTS shareholders at the next annual meeting following such Board of Directors' action if such shareholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which Common Stock may then be listed or quoted, or if the Board of Directors determines in its discretion to seek such shareholder approval.

     The following table sets forth certain information regarding ownership of the Common Stock and rights to acquire Common Stock by (i) each of the Company's directors and (ii) each of the named officers and all directors and executive officers of the Company as a group as of June 30, 1998, after giving effect to the Stock Offerings. For the purposes of this table, a person or a group of persons is deemed to have "beneficial ownership" of any shares which such has the right to acquire within 60 days after such date, but such shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

              BENEFICIAL STOCK OWNERSHIP OF DIRECTORS AND OFFICERS

                                                          NUMBER OF
                                                            SHARES              PERCENTAGE
                                                         BENEFICIALLY          BENEFICIALLY
               NAME OF BENEFICIAL OWNER                  OWNED(1)(2)             OWNED(1)
               ------------------------                  -----------             --------
Alan Slifka and affiliates.............................    4,589,957(3)             7.6%
Bernard McFadden.......................................       42,500              *
Michael A. Greeley.....................................       18,500(5)           *
Stewart J. Paperin.....................................       14,000(4)           *
W. James Peet..........................................       18,500(4)           *
Jean Salmona...........................................       18,500              *
Joel Schatz............................................      505,250              *
Adam Solomon...........................................       62,414              *
Gerald W. Thames.......................................      828,424                1.4%
Bruno d'Avanzo.........................................       71,541              *
Jan Loeber.............................................       30,000(6)           *
Raymond I. Marks.......................................      309,687              *
Louis T. Toth..........................................      243,025              *
David Dey..............................................          400(7)           *
Roger W. Hale..........................................          300(7)           *
Robert J. Amman........................................        3,000(7)           *
Other officers.........................................      198,750              *
All Directors and Executive Officers as a group (22
  persons).............................................    6,954,748               11.6%

---------------

* Less than 1%

(1) The percentage of ownership is based upon 61,686,159 shares, comprised of 57,241,716 shares of Common Stock issued and outstanding, and warrants to purchase 4,444,443 shares of Common Stock. Excluded from the calculation are: 4,835,403 shares of Common Stock issued to employees under the Third Amended and Restated 1992 Stock Option Plan of the Company (the "Stock Option Plan"), of which 1,868,667 are vested at June 30, 1998; 853,500 options to purchase shares of Common Stock issued to employees prior to the adoption of the Stock Option Plan and options issued pursuant to the Global TeleSystems Group, Inc. Non-Employee Directors' Stock Option Plan (the "Directors' Plan"), options issued to certain members of the Company's Board of Directors in May 1998 and options issued pursuant to the SFMT, Inc. Equity Compensation Plan.

(2) Includes shares of Common Stock issuable upon the exercise of stock options and stock warrants within 60 days of June 30, 1998.


(3) Includes 2,514,284 shares of Common Stock owned by Mr. Slifka, 49,500 shares of Common Stock held in trust for a minor child and options to purchase 230,000 shares of Common Stock; 1,651,172 shares of Common Stock owned by various Halcyon Partnerships which are managed by Mr. Slifka or by Halcyon/Alan B. Slifka Management Company LLC, of which an affiliated company of Mr. Slifka is the Managing Member, over all of which Mr. Slifka disclaims beneficial ownership; and 145,000 shares of Common Stock issuable upon the conversion of Convertible Bonds held by various partnerships which are managed by Halcyon/Alan B. Slifka Management Company LLC or Mr. Slifka, over all of which Mr. Slifka disclaims beneficial ownership.

(4) Excludes the shares of Common Stock held by the Soros Associates over which Stewart J. Paperin and W. James Peet disclaim ownership.

(5) Excludes the 1,819,149 shares of Common Stock owned by Chestnut Hill Telecom Inc., an affiliate of Michael A. Greeley, over which Mr. Greeley disclaims ownership.

(6) Includes 10,000 restricted shares of Common Stock.

(7) These directors were elected at the Company's May 20, 1998 annual shareholders' meeting. Share ownership of those directors listed above is after such date.

EXECUTIVE COMPENSATION

     The following table sets forth each component of compensation paid or awarded to, or earned by, the Chief Executive Officer and the four other most highly compensated executive officers serving as of December 31, 1997 (collectively, the "Named Executive Officers") for the years indicated.

                           SUMMARY COMPENSATION TABLE

                                                                                     LONG-TERM
                                                                                    COMPENSATION
                                                                              ------------------------
                                             ANNUAL COMPENSATION                       AWARDS
                                  -----------------------------------------   ------------------------
                                                                              RESTRICTED   SECURITIES
                                                      PAID     OTHER ANNUAL     STOCK      UNDERLYING     ALL OTHER
                                          SALARY     BONUS     COMPENSATION    AWARD(S)      OPTIONS     COMPENSATION
  NAME AND PRINCIPAL POSITION     YEAR     ($)        ($)          ($)           (#)           (#)          ($)(9)
  ---------------------------     ----   --------   --------   ------------   ----------   -----------   ------------
Gerald W. Thames...............   1997   $375,417   $140,000            (1)        -0-      141,195(5)     $ 19,850
  President and Chief Executive   1996   $325,000   $113,750            (1)        -0-      112,500(5)     $  9,954
    Officer
Bruno d'Avanzo.................   1997   $340,000   $ 83,313(2)       -0-          -0-      104,475(5)     $ 21,675
  Executive Vice President and    1996   $141,667   $ 33,333(2)       -0-          -0-       83,025(5)     $  5,650
  Chief Operating Officer
Jan Loeber.....................   1997   $235,000   $ 78,608     $46,598(3)        -0-        4,812(6)     $179,450
  Senior Vice President -- HER    1996   $235,000   $ 78,608     $42,806(3)     30,000(4)       3.5(7)     $ 12,986
Raymond I. Marks...............   1997   $231,008   $ 49,826            (1)        -0-       27,750(5)     $ 12,250
  Senior Vice President -- Asia   1996   $230,091   $ 46,200            (1)        -0-       55,500(5)     $ 13,788
Louis T. Toth..................   1997   $204,750   $ 50,307     $60,106(8)        -0-       45,000(5)     $ 14,550
  Senior Vice                     1996   $203,937   $ 40,950     $33,602(8)        -0-       43,500(5)     $ 13,004
    President -- Central Europe

---------------

(1) Perquisites and other personal benefits paid to the Named Executive Officer were less than the lesser of $50,000 and 10 percent of the total of annual salary and bonus reported for the Named Executive Officer.

(2) Mr. D'Avanzo's bonuses in 1997 and 1996 include the first two installments of a $100,000 sign-on bonus that the Company agreed to pay in three equal annual installments when he was hired in 1996.

(3) For 1997, the amount listed represents the sum of a cost of living allowance of $16,450, a tax equalization payment of $13,953 that compensates Mr. Loeber for the higher taxes he pays because he resides in Belgium instead of the United States, use of a car, which was valued at $4,547, and a gross-up payment of $11,648 for certain tax liabilities. For 1996, the amount listed represents the sum of a cost of living allowance of $16,450, paid home leave of $9,031, use of a car valued at $4,547 and a gross-up payment of $12,778 for certain tax liabilities.

(4) Shares of restricted stock that vest in an amount of one-third each year on the three anniversary dates of grant, beginning on January 2, 1997.

(5)  Stock options awarded under the Stock Option Plan.

(6) Stock options awarded under The Key Employee Stock Option Plan of Hermes Europe Railtel B.V.(the "HER Stock Option Plan").

(7) Stock options awarded under the GTS-Hermes, Inc. Stock Option Plan (the "GTS-Hermes Stock Option Plan"), which will be terminated. The stock options granted to Mr. Loeber in 1997 and described in footnote (6) are in substitution for the 3.5 stock options granted to Mr. Loeber in 1996, which have been cancelled.

(8) For 1997, the amount listed represents the sum of a cost of living allowance of $30,000, use of a car valued at $10,800, paid home leave of $12,501, and a gross-up payment for certain tax liabilities in the amount of $6,805. For 1996, the amount listed represents the sum of a cost of living allowance of $27,500 and paid home leave of $6,102 paid to Mr. Toth.

(9) Amounts hereunder represent the sum of premiums paid by GTS for $1,000,000 in term life insurance for each Named Executive Officer and contributions by GTS under the 401(k) Plan, as defined below, to each Named Executive Officer's account, except for Mr. D'Avanzo who does not participate in the 401(k) plan because of his foreign citizenship. In the case of Mr. Loeber, the amount also includes $156,700 which represents the value, as of December 31, 1997 of 10,000 shares of restricted stock which vested in 1997.

THE GTS 401(k) PLAN

     The GTS 401(k) Plan (the "401(k) Plan") is a defined contribution retirement benefit plan that is qualified for favorable tax treatment under
Section 401 of the Code. All employees of GTS, subject to certain regulatory qualifications, including the Named Executive Officers, who are at least 21 years of age and have completed the minimum service requirement are eligible to participate in the 401(k) Plan. The 401(k) Plan participants may defer pre-tax income by contributing to the plan up to the maximum amount permitted by law. After-tax contributions are also permitted under the 401(k) Plan. GTS matches 50% of each participant's pre-tax contribution to the 401(k) Plan up to 5% of the participant's total compensation. In addition, GTS may, in its sole discretion and in a nondiscriminatory manner, contribute additional amounts as profit sharing to each participant's account. The amounts that are deposited into each participant's account are invested among various investment options according to the direction of the participant. Each participant's pre-tax and after-tax contributions are immediately vested and nonforfeitable. GTS's matching contribution and profit sharing allocations to each participant's account do not vest until the participant has completed three years of service with GTS, at which time the matching contribution and profit sharing allocations become 100% vested. Each participant is eligible to begin receiving benefits under the 401(k) Plan on the first day of the month coincident with or following the attainment of normal retirement age. There is no provision for early retirement benefits under the 401(k) Plan.

THE SFMT, INC. EQUITY COMPENSATION PLAN

     The purpose of the SFMT, Inc. Equity Compensation Plan (the "Equity Compensation Plan") is to attract, retain and motivate key employees, officers and eligible independent contractors of GTS and to enable such individuals to own Common Stock and to have a mutuality of interest with other shareholders of GTS through the grant of restricted stock and other equity-based awards.

     The total number of shares of Common Stock that may be issued or transferred under the Equity Compensation Plan is four percent of the total number of shares of Common Stock outstanding at the beginning of the calendar year, subject to certain adjustments, which are described below. This threshold number may be increased by the number of shares (a) that were issued under the Equity Compensation Plan with respect to which no dividends were paid and (b) that were subsequently forfeited, in accordance with the terms of the Equity Compensation Plan.

     The Equity Compensation Plan is administered by the Committee. The chief executive officer of GTS has the authority to recommend the individuals to whom awards will be granted, subject to approval by the Committee. The Committee has full and binding authority to determine the fair market value of the Common Stock and the number of shares included in any awards, to establish terms and conditions of any award, to interpret the Equity Compensation Plan, to prescribe rules relating to the Equity Compensation Plan and to make all other determinations necessary to administer the Equity Compensation Plan. The Committee may condition the vesting of restricted stock upon the attainment of specified performance goals or such other factors as the Committee may determine in its sole discretion. In the event that the Committee determines, in its sole discretion, that an award of restricted stock would not be appropriate with respect to any individual who has been recommended for an award by the chief executive officer, the Committee has the authority to grant to any such individual any other variety of equity-based compensation award, including, but not limited to, phantom stock, phantom units, stock appreciation rights, performance shares and performance units. The Committee does not, however, have the authority to grant stock options pursuant to the Equity Compensation Plan.

     Grants under the Equity Compensation Plan are determined by the Committee in its sole discretion. For this reason, it is not possible to determine the benefits or amounts that will be received by any individual employee or group of employees in the future. The Equity Compensation Plan will remain effective until November 14, 2004, unless earlier terminated by GTS. No restricted stock may be granted under the Equity Compensation Plan on or after November 14, 2000.

     During a specified period set by the Committee commencing with the date of any restricted stock award, the participant is not permitted to sell, transfer, pledge or otherwise encumber shares of restricted stock. Within these limits, the Committee, in its sole discretion, may provide for the lapse of such restrictions or may accelerate or waive such restrictions in whole or in part, based on service, performance and such other factors. Unless the Committee specifically determines otherwise, a restricted stock award granted under the Equity Compensation Plan vests one-third on the second anniversary of the date of grant, one-third on the third anniversary of the date of grant and one-third on the fourth anniversary of the date of grant.

     The Committee may impose such other restrictions on shares of Common Stock issued under the Equity Compensation Plan, including a right of first refusal by GTS that requires the participant to offer GTS any shares that the participant wishes to sell.

     The Equity Compensation Plan provides that, in the event of a change to the Common Stock (whether by reason of merger, consolidation, reorganization, recapitalization, stock dividend, stock split, combination or exchange of shares, or other change in the capital structure made without receipt of consideration), the Board of Directors will preserve the value of outstanding awards by making certain equitable adjustments in its discretion.

     The Board of Directors may amend, alter, suspend, discontinue or terminate the Equity Compensation Plan at any time, except that any such action will be subject to the approval of GTS shareholders at the first annual meeting following such action if such shareholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which Common Stock may then be listed or quoted, or if the Board of Directors determines in its discretion to seek such shareholder approval.

THE AMENDED AND RESTATED 1992 STOCK OPTION PLAN OF GLOBAL TELESYSTEMS GROUP,
INC.


     The 1992 Stock Option Plan of Global TeleSystems Group, Inc. (the "1992 Option Plan") was adopted by the Board of Directors of GTS and approved by stockholders in 1992 and has been subsequently amended, among other things, to increase the number of shares available for grant. The Board of Directors of GTS adopted the Fourth Amended and Restated Plan on April 9, 1998 (the "Amended 1992 Stock Option Plan") subject to stockholder approval at the May 20, 1998 annual shareholders meeting: (i) to modify the provisions relating to the number of shares with respect to which options to purchase shares of Common Stock may be granted under the 1992 Stock Option Plan; (ii) to extend eligibility under the 1992 Stock Option Plan to nonemployee directors and independent contractors of the Company (as defined in the 1992 Stock Option Plan), its subsidiaries and affiliates; (iii) to provide the Stock Option Committee (as defined in the 1992 Stock Option Plan) with more flexibility to specify the terms of options granted under the 1992 Stock Option Plan; (iv) to specify that the options covering not more than 1.5 million shares of Common Stock may be granted to any employee during any calendar year; (v) to extend the term of the 1992 Stock Option Plan, as amended, to April 9, 2008 and (vi) to eliminate certain provisions that are not necessary or desirable in an option plan of a public company. As of June 30, 1998, there were approximately 1,800 employees, nonemployee directors and independent contractors of GTS and its subsidiaries and affiliates who were eligible to participate in the Amended 1992 Stock Option Plan. The Amended 1992 Stock Option Plan received stockholder approval at the May 20, 1998 annual stockholders meeting.

     The principal provisions of the Amended 1992 Stock Option Plan, as amended, are summarized below. A copy of the Amended 1992 Stock Option Plan is an exhibit to the Registration Statement in which this Prospectus is included and this summary does not purport to be complete and is qualified in its entirety by the terms of the Amended 1992 Stock Option Plan.

     The Amended 1992 Stock Option Plan provides for the grant of options to employees, non-employee directors, and independent contractors of GTS and any subsidiary or affiliate of GTS. A total of 9,568,688 shares of Common Stock are reserved for issuance to employees, non-employee directors and independent contractors under the Amended 1992 Stock Option Plan representing 18.5% of the outstanding shares of Common Stock on June 30, 1998. The Amended 1992 Stock Option Plan provides that the number of shares available for issuance under options granted pursuant to the Amended 1992 Stock Option Plan is the greater of 9,568,688 shares or 18.5% of the outstanding shares of Common Stock at the time of grant. A total of 1 million shares of Common Stock may be issued pursuant to options qualifying for tax purposes as incentive options under the Amended 1992 Stock Option Plan.

     The Amended 1992 Stock Option Plan is administered by the Stock Option Committee, which consists of not less than two directors appointed by the Board of Directors. The Stock Option Committee selects the employees, independent contractors and directors of GTS and its subsidiaries and affiliates to whom options will be granted. Options covering not more than 1.5 million shares of Common Stock may be granted to any employee during any calendar year.

     The option exercise price under the Amended 1992 Stock Option Plan may not be less than the exercise price determined by the Stock Option Committee (or 110% of the fair market value of the Common Stock on the date of grant of the option in the case of an incentive option granted to an optionee beneficially owning more than 10% of the outstanding Common Stock). The maximum option term is 10 years and one day (or five years in the case of an incentive option granted to an optionee beneficially owning more than 10% of the outstanding Common Stock). Options become vested and exercisable at the time and to the extent provided in the option agreement related to such option. The Stock Option Committee has the discretion to accelerate the vesting and exercisability of options.

     There is a $100,000 limit on the value of stock (determined at the time of grant) covered by incentive options that first become exercisable by an optionee in any calendar year. No option may be granted more than 10 years after the effective date of the Amended 1992 Stock Option Plan. Generally, during an optionee's lifetime, only the optionee (or a guardian or committee if the optionee is incapacitated) may exercise an option except that, upon approval by the Stock Option Committee, nonqualified options may be transferred to the spouse of the optionee and certain nonqualified options may be granted or transferred to the GTS Employee Stock Option Plan Trust for the benefit of one or more designated foreign employees, independent contractors or directors. Incentive stock options are non-transferable except at death.

     Payment for shares purchased under options granted pursuant to the Amended 1992 Stock Option Plan may be made either in cash or by exchanging shares of Common Stock of GTS (which shares have been held by the optionee for at least six months) with a fair market value of up to the total option exercise price and cash for any difference. Options may be exercised by directing that certificates for the shares purchased be delivered to a licensed broker-dealer as agent for the optionee, provided that the broker-dealer tenders to GTS cash or cash equivalents equal to the option exercise price plus the amount of any taxes that GTS may be required to withhold in connection with the exercise of the option.

     If an optionee's employment or service with GTS or a subsidiary or affiliate terminates by reason of death, retirement or permanent and total disability, his or her vested options may be exercised within one year after such death, retirement or disability, unless otherwise provided with respect to a particular option (but not later than the date the option would otherwise expire). If the optionee's employment or service with GTS or a subsidiary or affiliate terminates for any reason other than death, retirement or disability, options held by such optionee terminate 90 days after such termination, unless otherwise provided with respect to a particular option (but not later than the date the options would otherwise expire), except that options terminate immediately upon termination of an employee or independent contractor for "cause" (as defined), unless the

Stock Option Committee determines otherwise. Each option would be exercisable to the extent it had become vested before the termination of employment or service (unless otherwise provided in the option agreement).

     If the outstanding shares of Common Stock are increased or decreased or changed into or exchanged for a different number or kind of shares or securities of GTS, by reason of merger, consolidation, reorganization, recapitalization, reclassification, stock split-up, combination of shares, exchange of shares, stock dividend, spin-off or other distribution payable in capital stock, or other increase or decrease in such shares without receipt of consideration by GTS, an appropriate and proportionate adjustment will be made in the number and kinds of shares subject to the Amended 1992 Stock Option Plan, and in the number, kinds and per share exercise price of shares subject to the unexercised portion of options granted prior to any such change, in order to preserve the value of any granted options. Any such adjustment in an outstanding option, however, will be made without a change in the total price applicable to the unexercised portion of the option, but with a corresponding adjustment in the per share option price.

     Upon any dissolution or liquidation of GTS, or upon a reorganization, merger or consolidation in which GTS is not the surviving corporation, or upon the sale of substantially all of the assets of GTS to another corporation, or upon any transaction (including, without limitation, a merger or reorganization in which GTS is the surviving corporation) approved by the Board of Directors which results in any person or entity owning 80% or more of the total combined voting power of all classes of stock of GTS, the Amended 1992 Stock Option Plan and the options issued thereunder will terminate, unless provision is made in connection with such transaction for the continuation of the Amended 1992 Stock Option Plan, the assumption of such options or for the substitution for such options of new options covering the stock of a successor corporation or a parent or subsidiary thereof, with appropriate adjustments as to the number and kinds of shares and the per share exercise price. In the event of such termination, all outstanding options shall be exercisable in full during such period immediately prior to the occurrence of such termination as the Board of Directors in its discretion shall determine.

     The Board of Directors may further amend the Amended 1992 Stock Option Plan with respect to shares of the Common Stock as to which options have not been granted. However, GTS's stockholders must approve any amendment that would (i) change the requirements as to eligibility to receive incentive options; or (ii) increase the maximum number of shares in the aggregate for which incentive options may be granted (except for adjustments upon changes in capitalization); or (iii) otherwise to the extent required by applicable law, rule or regulation.

     The Board of Directors at any time may terminate or suspend the Amended 1992 Stock Option Plan. Unless previously terminated, the Amended 1992 Stock Option Plan will terminate automatically on April 9, 2008. No termination, suspension or amendment of the Amended 1992 Stock Option Plan may, without the consent of the person to whom an option has been granted, adversely affect the rights of the holder of the option.

     No grants of options have been made under the Amended 1992 Stock Option
Plan.

THE GTS 1996 TOP TALENT RETENTION PROGRAM

     GTS implemented the GTS 1996 Top Talent Retention Program (the "Program") which, for 1996 only, alters the terms offered to certain employees under the 1992 Option Plan. Employees who are offered participation in the Program must sign a "retention agreement," the terms of which are described below, in order to receive any 1992 Options during 1996. The Program has been offered to approximately 28 employees, and it provides that any 1992 Options granted to such participants will vest as follows: (i) one-half of any 1992 Option granted under the Program will vest at a rate of 25% per year beginning on the first anniversary of the initial date of grant and (ii) the remaining portion of any 1992 Option granted under the Program will vest one-quarter according to the achievement of performance revenue levels, and one-quarter according to the achievement of price levels of Common Stock, provided that all options will vest on the fifth anniversary of the date of grant regardless of whether such performance revenue and pricing levels are attained.

                     OPTION GRANTS IN THE LAST FISCAL YEAR

     The following table provides information on stock option grants to the Named Executive Officers in 1997 under the Stock Option Plan.

                                       NUMBER OF     % OF TOTAL
                                       SECURITIES     OPTIONS
                                       UNDERLYING    GRANTED TO    EXERCISE OR                 GRANT DATE
                                        OPTIONS     EMPLOYEES IN       BASE       EXPIRATION     PRESENT
                NAME                   GRANTED(#)   FISCAL YEAR    PRICE($/SH.)      DATE      VALUE($)(2)
                ----                   ----------   ------------   ------------   ----------   -----------
Gerald W. Thames.....................  88,695(1)        4.11          $13.33       02-03-07     $597,000
                                       52,500(1)        2.43           15.67       10-10-07      415,300
Bruno d'Avanzo.......................  66,975(1)        3.11           13.33       02-03-07      450,700
                                       37,500(1)        1.74           15.67       10-10-07      296,600
Jan Loeber...........................         --          --              --             --           --
Raymond I. Marks.....................  27,750(1)        1.29           13.33       02-03-07      186,800
Louis T. Toth........................  22,500(1)        1.04           13.33       02-03-07      151,400
                                       22,500(1)        1.04           15.67       10-10-07      178,000

---------------

(1) Each option vests one-fourth on each of the first four anniversaries of the date of grant.

(2) The present value of each grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: dividend yield 0%, expected volatility of 0.50, risk-free interest rate of 5.79% and expected life of five years.

            AGGREGATED OPTION EXERCISES IN THE LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES

     The following table provides information on the number of options under the Stock Option Plan held by the Named Executive Officers at December 31, 1997, and the value of all unexercised options held by such persons as of that date.

                                                          NUMBER OF
                                                         SECURITIES
                                                         UNDERLYING
                                                         UNEXERCISED
                                                         OPTIONS AT         VALUE OF UNEXERCISED
                                                        FY-END(#)(1)        IN-THE-MONEY OPTIONS
                                                        EXERCISABLE/           AT FY-END($)(2)
                        NAME                            UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE
                        ----                           ---------------    -------------------------
Gerald W. Thames.....................................  676,562/327,133     $7,539,655/$1,321,913
Bruno d'Avanzo.......................................  27,675/159,825         64,676/285,874
Jan Loeber...........................................        --                     --
Raymond I. Marks.....................................  246,937/121,313       2,671,519/675,211
Louis T. Toth........................................  256,537/97,613        3,090,927/355,013

---------------

(1) No options were exercised during the year ended December 31, 1997.

(2) Based on $15.67 per share value of Common Stock as of December 31, 1997 less the exercise price.

       OPTION GRANTS IN THE LAST FISCAL YEAR -- HER STOCK OPTION PLAN (1)

     The following table provides information on stock option grants to one of the Named Executive Officers, Jan Loeber, in 1997 under the HER Stock Option Plan. As of December 31, 1997, Mr. Loeber was not granted in 1997, and does not hold, any options to purchase Common Stock.

                                                      % OF TOTAL
                                         NUMBER OF      OPTIONS
                                         SECURITIES   GRANTED TO
                                         UNDERLYING    EMPLOYEES    EXERCISE OR                 GRANT DATE
                                          OPTIONS      IN FISCAL        BASE       EXPIRATION     PRESENT
                 NAME                    GRANTED(#)      YEAR       PRICE($/SH.)      DATE      VALUE($)(2)
                 ----                    ----------   -----------   ------------   ----------   -----------
Jan Loeber.............................    4,812         47.3          $83.12         2006      $2,234,019

---------------

(1) Each stock option vests one-third on each of the first three anniversaries of the date of grant. During the fourth quarter of 1997, HER established the HER Stock Option Plan to replace the GTS-Hermes Stock Option Plan. The options outstanding under the GTS-Hermes Plan were cancelled and replaced by options under the HER Stock Option Plan.

(2) The present value of each grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: dividend yield 0%, expected volatility of 0.50, risk-free interest rate of 5.79% and expected life of five years.

            AGGREGATED OPTION EXERCISES IN THE LAST FISCAL YEAR AND FISCAL YEAR-ENDED OPTION VALUES -- HER STOCK OPTION PLAN

     The following table provides information on the number of options held by Mr. Loeber under the HER Stock Option Plan at December 31, 1997, and the value of all unexercised options held by Mr. Loeber as of that date.

                                                    NUMBER OF SECURITIES           VALUE OF UNEXERCISED
                                                   UNDERLYING UNEXERCISED          IN-THE-MONEY OPTIONS
                                                    OPTIONS AT FY-END(#)             AT FY-END($)(1)
                     NAME                       EXERCISABLE/UNEXERCISABLE(1)   EXERCISABLE/UNEXERCISABLE(2)
                     ----                       ----------------------------   ----------------------------
Jan Loeber....................................          3,208/1,604                $1,417,551/$708,775

---------------

(1) No options were exercised during the year ended December 31, 1997.

(2) Based on $525.00 per share value of common stock as of December 31, 1997 less the exercise price.

HER STOCK OPTION PLAN


     In the fourth quarter of 1997, HER established a stock option plan (the "New Plan") to replace the GTS-Hermes Plan for the purpose of incentivizing HER key employees. The aggregate number of shares of HER stock subject to the New Plan is approximately 13% of the total shares of HER stock issued and outstanding including options. During 1997, HER issued 10,166 options in replacement of those outstanding under a stock option plan maintained by HER's parent, GTS-Hermes, Inc., a wholly owned subsidiary of the Company, as well as additional options to certain employees. The issuance of these options resulted in a non-cash charge of $3.7 million of which $2.6 million was recorded during the fourth quarter of 1997 and the remaining $1.1 million will be recognized principally ratably over fiscal 1998. The GTS-Hermes Plan is intended to be terminated. The Company is considering whether to eliminate, and alternative ways of eliminating, share option plans in subsidiaries, such as the HER Stock Option Plan. The Company may eliminate such Plans in the future while incorporating such beneficiaries into the Company's Employee Stock Option Plan or providing them with alternative equivalent value.


EMPLOYMENT AGREEMENTS

     GTS has executed employment agreements (together, the "Employment Agreements") with all the Named Executive Officers. The agreements with Messrs. Thames, and Marks include a three-year term of employment commencing on February 1, 1997 and April 1, 1996, respectively. Mr. D'Avanzo's employment agreement has a three-year term commencing on March 1, 1997. The agreements with Mr. Toth and Mr. Loeber include a two-year term of employment commencing on April 1, 1996 and January 3, 1995, respectively. All the Employment Agreements, except for Mr. Thames' and Mr. D'Avanzo's agreements, provide for the automatic renewal of the term for additional one-year periods after the initial term unless written notice of intent to terminate is provided by either party within a stated period of between 120 days and six months prior to the renewal date. Mr. Thames' agreement provides for an automatic renewal each year for a new three-year period. Mr. D'Avanzo's agreement terminates on March 1, 2000, unless either GTS or Mr. D'Avanzo requests an extension 180 days prior to such termination and the parties agree upon an extension. The salary of each Named Executive Officer is reviewed yearly and may be increased at the sole discretion of the Board of Directors. In addition to salary, each Named Executive Officer is eligible for a performance-based annual bonus, to participate in the Stock Option Plan (with the exception of Mr. Loeber whose employment agreement provides him with an option grant under the HER Stock Option Plan), to receive standard health and insurance benefits that are provided to executives of GTS, to receive certain other fringe benefits and to be reimbursed for all reasonable expenditures incurred in the execution of each Named Executive Officer's respective duties. In addition, Mr. Loeber's employment agreement provides him with 30,000 shares of restricted stock that vest in an amount of one-third each year for three years beginning on January 2, 1997.

     The Employment Agreements provide for severance payments in the event of
(a) termination without cause, as defined, or (b) resignation for good reason, as defined, following a change of control event, as defined. Mr. Thames would be eligible for severance payments of base salary for the greater of 24 months or the remaining term of his agreement. Severance arrangements with other named officers are for a period of six to eighteen months of base salary. If the Named Executive Officer is terminated for cause or if he voluntarily terminates his employment other than for good reason after a change of control event, he shall not be entitled to any salary, bonus or severance payments (other than accrued salary).

     Each Employment Agreement includes noncompetition and nonsolicitation clauses that are effective during the term of employment and for a period of from four months to one year thereafter. In addition, the Employment Agreements include an unlimited covenant of confidentiality and nondisclosure. Any dispute arising under an employment agreement must be resolved through arbitration, except that each agreement also provides for specific performance and for a court injunction in the event of a breach by the Named Executive Officer.

                       CERTAIN RELATED PARTY TRANSACTIONS

     Alan B. Slifka, the Chairman of the Board of Directors, owns an interest in an office building in New York in which GTS leased office space until the corporate headquarters were moved to McLean, Virginia on March 1, 1995. Until April 1, 1998, GTS retained a small office space in New York City that it leased from Mr. Slifka on a monthly basis, and the annual expense for 1997 was $30,690. Mr. Slifka also has a consulting agreement with GTS pursuant to which he is paid consulting fees of $100,000 per year.

     Halcyon/Alan B. Slifka Management Company LLC (formerly Alan B. Slifka and Company), a company principally owned by Mr. Slifka, holds 225,000 stock options to purchase Common Stock that were granted in 1991 pursuant to a stock option agreement that is not subject to any stock option plan. The options have an exercise price of $0.533 per share and are fully vested. Any of the stock options that remain unexercised after November 30, 2001 shall lapse and become void. Generally, in the event that Mr. Slifka ceases to be an employee or nonemployee director of GTS, any of such unexercised stock options shall lapse thirty days after such termination. The shares of Common Stock underlying such options have been registered under a registration statement that has been declared effective by the Commission.

     In addition, Joel Schatz, a director of GTS, and Ms. Sandler, the wife of Morris A. Sandler, a former director of GTS were granted in 1991 stock options to purchase Common Stock pursuant to stock option agreements that are not subject to any stock option plan. Mr. Schatz holds 50,250 of such stock options to purchase Common Stock with an exercise price of $0.533 per share. Mr. Schatz's options are fully vested and any unexercised options he holds after November 4, 2001 shall lapse and become void. Generally, in the event that Mr. Schatz ceases to be an employee or nonemployee director of GTS any of his unexercised stock options shall lapse thirty days after such termination. The stock options held by the spouse of Mr. Sandler were granted to Mr. Sandler in November 1991 and, with the approval of the Board, were immediately assigned to his spouse, whom the stand-alone stock option agreement names as the optionee. Pursuant to such stock option agreement, the spouse of Mr. Sandler was granted 225,000 stock options to purchase Common Stock at an exercise price of $.533 per share. The options are fully vested and any unexercised options held after November 4, 2001 shall lapse and become void. Generally, in the event that Mr. Sandler ceases to be an employee or nonemployee director of GTS, any of such unexercised stock options shall lapse thirty days after such termination. The shares of Common Stock underlying such options have been registered under a registration statement that has been declared effective by the Commission.

     Bernard McFadden, Director, has a consulting agreement with GTS pursuant to which he is paid $100,000 in consulting fees each year.

     In August and September 1997, the Soros Associates and Mr. Slifka purchased 319,149 and 57,015 shares of Common Stock, respectively, at a price of $15.67 per share in the Company's private stock offering. In addition, affiliates of Mr. Slifka purchased $2.9 million of Convertible Bonds in September 1997. Pursuant to the terms of the indenture related to the Convertible Bonds, the Convertible Bonds will be convertible into such shares of Common Stock as is equal to the principal amount of such Convertible Bonds divided by the applicable conversion price, which conversion price shall be equal to the public offering price of the Common Stock in the Offerings. See "Principal Stockholders."

     The Soros Associates purchased $40 million of notes from GTS in 1996, which notes bore interest at 10% per annum, in partial consideration of which (i) W. James Peet was appointed to the Board of Directors and (ii) the affiliates received warrants to purchase 4,444,443 shares of Common Stock. Together with their prior equity interests in GTS, these affiliates currently hold, on a fully diluted basis (excluding shares underlying stock options), in excess of 20.3% of the Company's Common Stock. In accordance with the terms of the warrant agreement, the exercise price of the warrants was reduced from $10.27 per share to $9.33 per share as the outstanding debt had not been repaid prior to December 31, 1996. In February 1998, the Company repaid the $40 million of notes, plus accrued interest, using part of the proceeds of an offering of senior notes and the IPO completed at that time. In addition, these affiliates collect a monitoring fee of $40,000 per month. Under certain agreements, these affiliates have the right to co-invest with GTS in all of its new ventures throughout Asia, excluding countries in the former Soviet Union, and pursuant to this right, one of these affiliates holds a 25% interest in GTS China Investments LLC. See "Business -- Asia."

     The Company has agreed to register pursuant to a shelf registration statement all of the Affiliate Shares owned by the affiliates of Mr. Slifka and the Soros Associates in consideration of such shareholders' undertaking to be bound by the Restrictions. It is the Company's belief, after consultation with its financial advisors, that this agreement relating to the Affiliate Shares will contribute toward assuring the market of an orderly manner for such Affiliate Shares to be sold over a period of time. Under the Restrictions, holders of Affiliate Shares will be prevented from selling any such shares during the first six months after the closing date of the Offerings and will be able to sell (i) 50% of such shares after the six month anniversary of the closing date of the Offerings, (ii) 75% of such shares after the nine month anniversary of the closing date of the Offerings and (iii) 100% of such shares after the twelve month anniversary of the closing date of the Offerings. In connection with this agreement, the Company also has agreed to permit certain of the Soros Associates to resell, immediately after the closing date of the Stock Offerings, up to 100,000 of any shares that they are unable to resell in the Stock Offering as a result of any cut-back that may be imposed by the underwriters (subject to a waiver by the underwriters in the Company's IPO of the lockup agreement entered into by such affiliates to the extent of such 100,000 shares). Certain limited partners of partnerships affiliated with Alan
B. Slifka and currently in dissolution may, upon advance notice to the Company, withdraw some or all of their shares of Common Stock from registration under the shelf registration statement and from the Restrictions. The number of shares of Common Stock subject to this withdrawal may not exceed the total of 726,953 shares of Common Stock minus the number of shares sold by such limited partners in the Stock Offerings.

     Affiliates of Capital Research International purchased $30 million of notes from GTS in 1996, which notes bore interest at 10% per annum, in partial consideration of which it received warrants to purchase 3,333,333 shares of Common Stock. In accordance with the terms of the warrant agreement, the exercise price of the warrants was reduced from $10.27 per share to $9.33 per share as the outstanding debt had not been repaid prior to December 31, 1996. In February 1998, the Company repaid the $30 million of notes, plus accrued interest, using part of the proceeds of an offering of senior notes and IPO completed at that time. Affiliates of Capital Research International exercised their warrants on June 3, 1998 under a cashless exercise procedure and received approximately 2.5 million shares in accordance therewith.

     Jean Salmona, a director of GTS, is the Chairman and Chief Executive Officer of CESIA. CESIA also provides consultancy services for CDI and for HER. The Company paid $37,500 in 1997 to CESIA for consulting services related to CDI. In addition, HER paid $405,893 in 1997 to CESIA for consulting services. Further, the Company paid $5,843 to CESIA in 1997, pursuant to the purchase agreement with CESIA related to the CDI business.

     Pursuant to a 1995 purchase agreement, the Company received its interest in GTS-Vox Limited, the intermediate holding company of TCM, in exchange for a note in the principal amount of $693,380 issued to the sellers and certain additional consideration to its partners payable in the form of either cash or Common Stock based upon its financial performance. The Company paid the note in 1996. On January 17, 1997, the agreement was amended such that the consideration would only be in the form of the issuance of Common Stock and as such, GTS is obligated under these arrangements to issue up to a maximum of 1,121,640 shares of Common Stock. In the first quarter of 1997, pursuant to this agreement the Company issued 504,600 common shares, which was valued at the Company's current fair market value of $13.33 per share. In addition, the Company was credited 37,480 shares of Common Stock under the amended agreement, for purposes of applying against the 1,121,640 maximum number of shares of Common Stock, for the Company's payment of its note to the sellers in 1996. In April 1998, pursuant to this agreement, the Company issued 336,630 shares of common stock, which was valued at the Company's current fair market value of $40.25 per share. Common Stock issued pursuant to the agreement must be held for a minimum holding period. In certain circumstances, if GTS's partners are unable to sell their shares of Common Stock, GTS is obligated to assist in locating a purchaser for the Common Stock, and, if unable to do so, to repurchase these shares. GTS's repurchase obligations are at the following prices: (i) if shares of Common Stock are then being publicly traded, at the average trading price of such shares for the 10 trading days preceding such repurchase or (ii) if shares of Common Stock are not then publicly traded, at the price shares of Common Stock were most recently offered to individual investors in a private placement, or, if no such private placement has occurred within the three months preceding the repurchase of such shares, at a price determined by an independent financial institution to be agreed upon by GTS and the seller. As a result of their receipt of shares of Common Stock in 1997, the sellers became shareholders of GTS. Subsequent to June 30, 1998, the Company purchased the remaining 47.36% interest in GTS-Vox Limited for $40.0 million, which will be paid in installments. In connection with this buyout, the Company will be accelerating the issuance of the remaining shares under the 1995 purchase agreement to the former GTS-Vox Limited partners.


     Affiliates of Baring International Investment Management Limited ("Barings"), which affiliates consist primarily of investment funds and trusts, are shareholders of the Company. In April 1996, GTS entered into an agreement with First NIS Regional Fund SICAF, an affiliate of Barings, to organize GTS Ukrainian TeleSystems, L.L.C. (the "LLC"), a Delaware limited liability company 60% owned by GTS, which in turn entered into a stock purchase agreement to acquire 49% of all the ownership interests in Bancomsvyaz, a Ukrainian limited liability company. See "Business -- Russia and the CIS." Such acquisition closed in May 1996. By contractual arrangement, Barings designates one member of the board of directors of Bancomsvyaz. Barings funded $4.5 million to be applied towards the LLC's purchase of the interest in Bancomsvyaz and for the LLC's $1.5 million contribution to the registered capital of Bancomsvyaz. Prior to March 1, 1999, Barings may exercise an option (the "Initial Option") to convert its initial investment into 438,311 shares of Common Stock at an exercise price of $10.27. In June 1997 the agreement was amended, such that Barings funded an additional $4.1 million to be applied toward Bancomsvyaz's capital expenditure and operating capital requirements. On September 30, 2000, Barings may exercise an option (the "2000 Option") to convert such additional investment into 275,000 shares of Common Stock at an exercise price of $15.00. In connection with the restructuring of Bancomsvyaz, which has been completed, the agreement was further amended in June 1998 to restructure the capital and ownership of the LLC. See "Business -- Russia and the CIS -- Bancomsvyaz." Pursuant to such amendment Barings exercised the Initial Option and the 2000 Option (the exercisability of which was accelerated by the Company) and received 713,311 shares of Common Stock and made an additional investment of $5.75 million to be applied toward Bancomsvyaz's capital expenditure and operating capital requirements. Barings has no put right in connection with such additional investment. As a result of the June 1998 amendment, GTS increased its ownership interest in the LLC to 75% and in Bancomsvyaz to approximately 57%.



     On March 26, 1998, Gerald W. Thames, the Company's Vice Chairman, President and Chief Executive Officer, exercised non-qualified options to purchase 487,500 shares of Common Stock at an exercise price of $2.75 per share. Mr. Thames borrowed funds from a brokerage firm in order to pay the exercise price and the tax liabilities resulting from such exercise (the "Margin Loan"). The shares of Common Stock resulting from such exercise served as collateral for the Margin Loan. Subsequently, the market price of the Common Stock declined and consequently the brokerage firm required Mr. Thames to reduce the size of the Margin Loan or increase the collateral securing the Margin Loan. Mr. Thames was unable to sell any of the shares of Common Stock collateralizing the Margin Loan (and thereby reduce the Margin Loan) because of lock-up arrangements with the underwriters of the Stock Offerings. As a result, the Company loaned Mr. Thames $3.5 million in September and October 1998, so he could use the proceeds of such loans to repay a corresponding portion of the Margin Loan. These loans from the Company bear interest at a rate of 7% per annum and mature on November 3, 1998. The Company has agreed to lend Mr. Thames up to an aggregate of $4 million to meet additional margin calls on his Margin Loan. Mr. Thames contemplates that he will enter into a separate loan agreement with a commercial bank to repay the loans from the Company and to meet any subsequent margin calls in connection with the Margin Loan. The Company has agreed to guarantee Mr. Thames' obligations under such bank loan.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding ownership of the Common Stock and rights to acquire Common Stock by stockholders that manage or own, either beneficially or of record, five percent or more of the Common Stock of the Company. For the purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares which such has the right to acquire within 60 days after such date, but such shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

                                                              SHARES BENEFICIALLY OWNED
                                                              --------------------------
                                                               NUMBER OF
NAME OF BENEFICIAL OWNER                                      SHARES(1)(2)    PERCENT(1)
------------------------                                      ------------    ----------
George Soros affiliates.....................................   8,183,047(3)      12.8%
  c/o Soros Fund Management
  888 Seventh Avenue, 31st Floor
  New York, NY 10106
FMR Corp.(4)................................................   6,408,430(5)      11.2%
  82 Devonshire Street
  Boston, MA 02109
Alan B. Slifka and affiliates...............................   4,589,957(6)       7.6%
  c/o Halcyon/Alan B. Slifka
  Management Company LLC
  477 Madison Avenue, 8th Floor
  New York, NY 10022

---------------

(1) The percentage of ownership is based upon 61,686,159 shares, comprised of 57,241,716 shares of Common Stock issued and outstanding, and warrants to purchase 4,444,443 shares of Common Stock. Excluded from the calculation are: 4,835,403 shares of Common Stock issued to employees under the Third Amended and Restated 1992 Stock Option Plan of the Company (the "Stock Option Plan"), of which 1,868,667 are vested at June 30, 1998; 853,500 options to purchase shares of Common Stock issued to employees prior to the adoption of the Stock Option Plan and options issued pursuant to the Global TeleSystems Group, Inc. Non-Employee Directors' Stock Option Plan (the "Directors' Plan"), options issued to certain members of the Company's Board of Directors in May 1998 and options issued pursuant to the SFMT, Inc. Equity Compensation Plan (the "Equity Compensation Plan").

(2) Includes shares of Common Stock issuable upon the exercise of stock options and stock warrants within 60 days of June 30, 1998.

(3) Comprised of 3,074,199 shares of Common Stock held by the Soros Foundation-Hungary; 740,849 shares of Common Stock held by the Soros Charitable Foundation; 37,718 shares of Common Stock held by Soros Humanitarian Foundation and 996,948 shares and warrants to purchase 3,333,333 shares of Common Stock held by The Open Society Institute. Information in the above entry excludes 14,000 and 18,500 shares of, and options for the purchase of, Common Stock held by Stewart J. Paperin and W. James Peet, respectively, over which the George Soros affiliates disclaim ownership. The Company has agreed to register pursuant to a shelf registration all of the shares set forth above in consideration of the shareholders' undertaking to be bound by the Restrictions. See "Shares Eligible for Future Sale."

(4) Ownership information is based on a Schedule 13G dated August 10, 1998, a copy of which was furnished to the Company.

(5) Number of shares as to which such holder has: sole power to vote or to direct the vote -- 89,970; shared power to vote or to direct the vote -- none; sole power to dispose or to direct the disposition of -- 6,408,430; and shared power to dispose or direct the disposition of -- none.


(6) Includes 2,514,284 shares of Common Stock owned by Mr. Slifka, 49,500 shares of Common Stock held in trust for a minor child and options to purchase 230,000 shares of Common Stock; 1,651,171 shares of Common Stock owned by various Halcyon Partnerships which are managed by Mr. Slifka or by Halcyon/Alan B. Slifka Management Company LLC, of which an affiliated company of Mr. Slifka is the Managing Member, over all of which Mr. Slifka disclaims beneficial ownership; and 145,000 shares of Common Stock issuable upon the conversion of Convertible Bonds held by various partnerships which are managed by Halcyon/Alan B. Slifka Management Company LLC or Mr. Slifka, over which Mr. Slifka disclaims beneficial ownership. The Company has agreed to register pursuant to a shelf registration all of the shares set forth above in consideration of the shareholders' undertaking to be bound by the Restrictions. See "Shares Eligible for Future Sale."

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

NEW CONVERTIBLE BONDS DUE 2010


     On July 8 and July 22, 1998, the Company issued approximately $466.9 million of New Convertible Bonds. The New Convertible Bonds will mature on July 1, 2010 and are unsecured senior subordinated obligations of the Company. In the event of a change of control of the Company, holders of the New Convertible Bonds will have the right to require GTS to purchase such holder's New Convertible Bonds at a price equal to 100% of the principal amount plus accrued interest. The New Convertible Bonds will bear interest payable semiannually at a rate of 5 3/4% per annum.


     Each New Convertible Bond will be convertible into such number of shares of Common Stock as is equal to the principal amount of such New Convertible Bond divided by $55.05.

     The Company, at its option, may elect to redeem all or a portion of the New Convertible Bonds commencing on July 1, 2001, at redemption prices beginning at 104.025% of principal amount for the twelve-month period commencing July 1, 2001 declining to par at July 1, 2008 and thereafter.

SENIOR NOTES DUE 2005

     Concurrently with the IPO, the Company offered $105 million of 9 7/8% Notes. The 9 7/8% Notes were issued pursuant to an indenture (the "9 7/8% Notes Indenture") between the Company and The Bank of New York as trustee, dated February 10, 1998. The 9 7/8% Notes mature in 2005 and bear interest, payable semi-annually, at 9 7/8% per annum. The 9 7/8% Notes Indenture does not provide for a sinking fund. The 9 7/8% Notes are subject to redemption at any time on or after February 15, 2002, at the option of the Company, in whole or in part, in integral multiples of $1,000 principal amount at declining redemption prices set forth in the 9 7/8% Notes Indenture. Notwithstanding the foregoing, during the first three years after the date of the 9 7/8% Notes Indenture, the Company will be permitted to redeem up to 33 1/3% of the aggregate principal amount of the 9 7/8% Notes with the net proceeds of any Public Equity Offerings (as defined in the 9 7/8% Notes Indenture) or Strategic Equity Investments (as defined in the
9 7/8% Notes Indenture) at 109.875% of the principal amount thereof. The Company placed net proceeds of $19.6 million from the offering of the 9 7/8% Notes representing funds that, together with the proceeds from the investment thereof, are sufficient to pay the first four scheduled interest payments (but not additional interest) on the 9 7/8% Notes, into an escrow account (the "Escrow Account") to be held by the Trustee for the benefit of the holders of the 9 7/8% Notes. The Company granted to the Trustee for the benefit of the holders of the 9 7/8% Notes, a first priority and exclusive security interest in the Escrow Account and the proceeds thereof. Funds will be disbursed from the Escrow Account for interest payments (but not additional interest) on the 9 7/8% Notes. Pending such disbursement, all funds contained in the Escrow Account are invested in Cash Equivalents (as defined in the 9 7/8% Notes Indenture).

     Upon a Change of Control (as defined in the 9 7/8% Notes Indenture) of the Company, or in the event of Asset Sales (as defined in the 9 7/8% Notes Indenture) in certain circumstances, the Company is required by the terms of the 9 7/8% Notes Indenture to make an offer to purchase the outstanding 9 7/8% Notes at a purchase price equal to 101% and 100%, respectively, of the principal amount thereof.

     The indebtedness of the Company evidenced by the 9 7/8% Notes ranks pari passu in right of payment with all other existing and future unsubordinated indebtedness of the Company and senior in right of payment to all existing and future obligations of the Company expressly subordinated in right of payment to the 9 7/8% Notes. The 9 7/8% Notes Indenture contains a number of covenants restricting the operations of the Company and its Restricted Group Members (as defined in the 9 7/8% Notes Indenture), including those restricting: the incurrence of indebtedness; the making of restricted payments (in the form of the declaration or payment of certain dividends or distributions, the purchase, redemption or other acquisition of any capital stock of the Company, the voluntary prepayment of pari passu or subordinated indebtedness and the making of certain investments, loans and advances) unless no Default or Event of Default (each, as defined in the 9 7/8% Notes Indenture) exists, its leverage ratio does not exceed 6.0 to 1.0 and such restricted payments do not exceed the Basket (as defined in the 9 7/8% Notes Indenture); transactions with stockholders and affiliates; the incurrence of liens; sale-leaseback transactions; issuances and sales of capital stock of subsidiaries; the incurrence of guarantees by subsidiaries; dividend and other payment restrictions affecting subsidiaries; consolidation, merger or sale of substantially all of the Company's assets; and requiring the purchase of 9 7/8% Notes, at the option of the holder, upon the occurrence of a Change of Control and certain Asset Sales.

     The events of default under the 9 7/8% Notes Indenture include provisions that are typical of senior debt financings, including a cross-acceleration to a default by the Company or any Restricted Group Member on any indebtedness that has an aggregate principal amount in excess of certain levels. Upon the occurrence of such an event of default, the trustee or the holders of not less than 25% in principal amount at maturity of the outstanding 9 7/8% Notes may immediately accelerate the maturity of all the Notes as provided in the 9 7/8% Notes Indenture.

HER NOTES

     HER sold $265 million aggregate principal amount of 11 1/2% Senior Notes due 2007 ("HER Notes") in August 1997. The HER Notes have a ten year maturity and are unsecured, senior obligations of HER. HER placed approximately $56.6 million of the net proceeds in escrow for the first two years' interest payments on the HER Notes. The HER Notes were issued pursuant to an indenture containing certain covenants for the benefit of the holders of HER Notes, including, among other things, covenants limiting the incurrence of indebtedness, restricted payments, liens, payment restrictions affecting certain subsidiaries and joint ventures, transactions with affiliates, assets sales and mergers. The HER Notes are redeemable in whole or part, at the option of HER at any time on or after August 15, 2002 at a price ranging from 105.75 percent to 100.0 percent of the principal amount.

     A portion of the HER Notes are also redeemable at any time or from time to time prior to August 15, 2000 at a redemption price equal to 111.5% of the principal amount of the HER Notes so redeemed, plus accrued and unpaid interest thereon, if any, to the date of redemption with the net cash proceeds of one or more public equity offerings or strategic equity investments resulting in aggregate gross cash proceeds to HER of at least $75 million. In the event of a change of control of HER, holders of the HER Notes have the right to require HER to purchase such holder's HER Notes at a price equal to 101% of the aggregate principal amount.

                            DESCRIPTION OF THE BONDS

     The following terms and conditions (subject to attachment and except for the sentences in italics) will be endorsed on the Certificates issued in respect of the Bonds.

GENERAL

     The Senior Subordinated Convertible Bonds due 2000 (the "Bonds") of Global TeleSystems Group, Inc. (the "Company") were initially issued under an indenture (the "Indenture") dated as of July 14, 1997 (the "Closing Date") between the Company, The Bank of New York, as trustee (the "Trustee"), registrar (the "Registrar") and paying, conversion and transfer agent (the "Principal Paying Agent"). The issue of the Bonds was authorized by a resolution of the Board of Directors of the Company on June 18, 1997. Certain statements herein are summaries of, and are subject to, the detailed provisions of the Indenture, which contains the forms of Bonds. Copies of the Indenture are available for inspection at the registered office of the Trustee, being at the date hereof at One Wall Street, New York, New York, 10286 and at the specified offices of each of the Paying Agents. The Bondholders are entitled to the benefit of, are bound by, and are deemed to have notice of all the provisions of the Indenture. The Bonds mature on June 30, 2000.

     The Bonds are limited in aggregate original principal amount to U.S.$155,250,000; provided, however, that an additional $18,000,000 principal amount of Bonds may be issued under the Indenture to satisfy any preemptive rights of the Company's existing shareholders. Pursuant to such preemptive rights, certain of the Company's existing shareholders acquired approximately $3.5 million in aggregate principal amount of Bonds on August 29, 1997.

STATUS, FORM, DENOMINATION AND TITLE

     (A) STATUS

     The Bonds are direct, unsecured, senior subordinated obligations of the Company and will rank pari passu with each other and with all other present and future unsecured, senior subordinated indebtedness of the Company.

     (B) FORM AND DENOMINATION

     The Bonds are issued in registered form in the minimum denomination of U.S.$10,000 and integral multiples of $1,000 in excess thereof.

     (C) TITLE

     Title to the Bonds passes only by registration in the register of Bondholders (the "Register") maintained by the Registrar. The registered holder of any Bond will (except as otherwise required by law) be treated as its absolute owner for all purposes (whether or not such Bond is overdue and regardless of any notice of ownership, trust or any interest in it or any writing on, or the theft or loss of, the certificate issued in respect of it) and no person will be liable for so treating the holder. As used herein, "Bondholder" and (in relation to a Bond) "holder", mean the person in whose name a Bond is registered.

INTEREST

     The Bonds bear interest payable at the rate of 8.75 per cent. per annum from and including the date of their issuance. Interest on each Bond will cease to accrue from the Redemption Date or Conversion Date thereof unless, upon due presentation of such Bond, payment of principal is improperly withheld or refused or conversion is not consummated, as the case may be. In such event, interest will continue to accrue on such Bond up to and including (a) the date on which payment in full of the principal thereof (plus accrued interest) is made or (if earlier) the date on which the funds for the payment in full of the principal thereof (plus accrued interest) have been received in New York City by the Trustee or (b) the Bonds are converted to shares of Common Stock. Interest shall be computed on the basis of a 360 day year consisting of twelve (12) months of 30 days each and, in the case of an incomplete month, the number of days elapsed.

     Interest is payable semiannually in arrears on July 15 and January 15 of each year commencing January 15, 1998 (each, an "Interest Payment Date"), to the person in whose name a Bond (or any predecessor Bond) is registered at the close of business on the preceding June 30 or December 31, as the case may be. Each Bond will carry a right to interest in respect of all periods from the date of issue thereof, or the date from which interest has been paid to, whichever is later, up to but excluding the relevant Redemption Date or Conversion Date.

     The Luxembourg Stock Exchange will be informed of each change in the interest rate of the Bonds on the date of such change.

TRANSFERS OF BONDS; ISSUE OF CERTIFICATES

     (A) TRANSFERS

     A Bond may be transferred by depositing the certificate issued in respect of that Bond, with the form of transfer on the back duly completed and signed, at the specified office of the Registrar or any of the Transfer Agents.

     Except as set forth below, the Global Certificates may be transferred in whole, but not in part, solely to another nominee of DTC or to a successor of DTC or its nominee.

     (B) DEFINITIVE BONDS

     Bonds represented by interests in Global Certificates are exchangeable for certificated physical Bonds in registered form only if (i) DTC is at any time unwilling or unable to continue as a depositary and a successor depositary is not appointed by the Company within 90 days of notice of such fact, or (ii) the Trustee has instituted or been directed to institute any judicial proceeding in a court to enforce the rights of the Bondholders under the Bonds and has been advised by counsel that it is necessary or appropriate to obtain possession of certificated physical Bonds.

     (C) REPLACEMENTS OF BONDS

     In case any certificate representing a Bond shall become mutilated, defaced, destroyed, lost or stolen, the Company will execute and, upon the Company's request, the Trustee will authenticate and deliver a new certificate of like tenor (including the same date of issuance) and equal principal amount, registered in the same manner, dated the date of its authentication and bearing interest from the date to which interest has been paid on such Bond, in exchange and substitution for such certificate (upon surrender and cancellation thereof in the case of mutilated or defaced certificates) or in lieu of and substitution for such certificate. In case such certificate is destroyed, lost or stolen, the applicant for a substitute certificate shall furnish to the Company satisfactory evidence of the destruction, loss or theft of such certificate and of the ownership thereof. Upon the issuance of any substituted certificate, the Company may require the payment by the registered holder thereof of a sum sufficient to cover fees and expenses connected therewith, together with such indemnity as the Company and Trustee shall require.

     (D) FORMALITIES FREE OF CHARGE

     Registration of transfer of Bonds will be effected without charge but only upon payment (or the giving of such indemnity as the Company, the Trustee or any of the Paying Agents may require) in respect of any tax or other governmental charges which may be imposed in relation to it.

     (E) CLOSED PERIODS

     No Bondholder may require the transfer of a Bond to be registered during the period of 15 days ending on the due date for any payment of principal of or interest on or Additional Amounts, if any, on that Bond or after a Conversion Notice (as defined below) has been delivered with respect thereto.

     (F) REGULATIONS

     All transfers of Bonds and entries on the Register will be made subject to the detailed regulations concerning transfer of Bonds set forth in the Indenture. The regulations may be changed by the Company, with the prior written approval of the Trustee. A copy of the current regulations will be mailed (at the Company's expense) by the Trustee to any Bondholder who asks for one.

     (G) PAYMENTS

     The principal of, and premium, if any, on the Bonds will be paid against surrender thereof at the main office of the Paying Agent in New York City or, subject to applicable laws and regulations, at the offices of the paying agent in Luxembourg by U.S. dollar check drawn on a bank in the City of New York, or by a wire transfer to a U.S. dollar account maintained by the payee with a bank in the City of New York. The Company will at all times maintain a Principal Paying Agent and Conversion Agent in New York City, and, so long as the Bonds are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so requires, a Paying Agent, Conversion Agent and Transfer Agent in Luxembourg.

     Payment in respect of interest on any Interest Payment Date with respect to any Bond will be made to the person in whose name such Bond is registered at the close of business on the June 30 or December 31, as the case may be, preceding such Interest Payment Date by U.S. dollar check drawn on a bank in the City of New York mailed to such person at the address specified in the Register on such day or, under certain circumstances, by wire transfer to a U.S. dollar account maintained by the payee with a bank in the City of New York, provided that a written request from such holder to such effect designating such account is received by the relevant Paying Agent no later than fifteen days before the relevant Interest Payment Date. Unless such designation is revoked, any such designation made by such person with respect to such Bond will remain in effect with respect to any future payments with respect to such Bond payable to such person.

     If any payment on a Bond is due on a day that is, at any place of payment, a day on which banking institutions are authorized or obligated by law or executive order to close, then, at each place of payment, such payment need not be made on such day but may be made on the next succeeding day that is not, at such place of payment, a day on which banking institutions are authorized or obligated by law or executive order to close (a "Business Day"), with the same force and effect as if made on the originally scheduled date of such payment, and no interest will accrue for the period from and after such date.

ADDITIONAL AMOUNTS

     All payments of principal, premium, if any, and interest with respect to the Bonds will be made without withholding or deduction at source for, or on account of, any present or future taxes, fees, duties, assessments or governmental charges of whatever nature imposed or levied by the United States or any political subdivision or taxing authority thereof or therein, unless such withholding or deduction is required by (i) the laws (or any regulations or rulings promulgated thereunder) of the United States or any political subdivision or taxing authority thereof or therein or (ii) an official position regarding the application, administration, interpretation or enforcement of any such laws, regulations or rulings (including, without limitation, a holding by a court of competent jurisdiction or by a taxing authority in the United States or any political subdivision thereof). If a withholding or deduction at source is required, the Company will, subject to certain limitations and exceptions (set forth below), pay to a holder of Bonds who is a Non-U.S. Holder (as defined herein) such additional amounts ("Additional Amounts") as may be necessary so that every net payment of principal, premium, if any, or interest with respect to such Bonds after such withholding or deduction, will not be less than the amount provided for in the Bonds. However, the Company shall not be required to make any payment of Additional Amounts for or on account of:

          (a) any tax, fee, duty, assessment or other governmental charge which would not have been imposed but for (i) the existence of any present or former connection between such Bondholder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such Bondholder, if such Bondholder is an estate, trust, partnership or corporation) and the United States, including without limitation, such Bondholder (or such fiduciary, settlor, beneficiary, member, share-holder or possessor) being or having been a citizen or resident thereof or being or having been present or engaged in trade or business therein or having or having had a permanent establishment therein, or (ii) the presentation of a Bond for payment on a date more than 15 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for whichever occurs later;

          (b) any estate, inheritance, gift, sales, transfer, personal property or similar tax, assessment or other governmental charge;

          (c) any tax, fee, duty, or future assessment or other governmental charge imposed by reason of such Bondholder's past or present status as a personal holding company, foreign personal holding company, passive foreign investment company or controlled foreign corporation with respect to the United States or as a corporation which accumulates earnings to avoid United States federal income tax;

          (d) any tax, fee, duty, assessment or other governmental charge which is payable otherwise than by withholding from payments of principal or interest with respect to the Bonds;

          (e) any tax, fee, duty, assessment of other governmental charge imposed on any interest received (x) by a holder or beneficial owner of Bonds that for U.S. federal income tax purposes is treated as actually or constructively owning 10% or more of the voting power of the Company's stock, (y) on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business by a holder or beneficial owner of Bonds that is a bank and (z) by a holder or beneficial owner of Bonds that is a controlled foreign corporation and with respect to which the Company is a related person;

          (f) any tax, fee, duty, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal, premium, if any, or interest with respect to any Bond, if such payment can be made without such withholding by any other paying agent with respect to the Bonds;

          (g) any tax, fee, duty, assessment or other governmental charge which would not have been imposed but for the failure to comply with certification, identification, documentation, information or other reporting requirements concerning the nationality, residence, identity or connection with the United States of the Bondholder or of the beneficial owner of such Bond, if such compliance is required by a present or future statute, treaty, regulation, ruling or administrative practice as a precondition to a reduction of or relief or exemption from such tax, assessment or other governmental charge; or

          (h) any combination of items (a), (b), (c), (d), (e), (f) and (g);

nor shall Additional Amounts be paid to any holder of a Bond who is a fiduciary or partnership or other than the sole beneficial owner of the Bond to the extent a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner of the Bond would not have been entitled to payment of the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the holder of the Bond.

     The term "Non-U.S. Holder" means any corporation, individual, fiduciary or partnership that for United States federal income tax purposes is a foreign corporation, nonresident alien individual, nonresident alien fiduciary of a foreign estate or trust, or foreign partnership one or more members of which is a foreign corporation, nonresident alien individual or nonresident alien fiduciary of a foreign estate or trust.

REDEMPTION FOR TAX RESOURCES

     The Company may redeem any Bond in whole but not in part at any time at a redemption price equal to the principal amount thereof together, if appropriate, with accrued interest to but excluding the date fixed for redemption, if the Company shall determine, based upon a written opinion of independent counsel selected by the Company, that as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of (i) the United States or any political subdivision or tax authority thereof affecting taxation or (ii) the relevant taxing jurisdiction or any political subdivision or taxing authority thereof or therein affecting taxation, or any change in application or official interpretation of such laws, regulations or rulings, which amendment or change is effective on or after the original Issue Date, the Company would be required to pay Additional Amounts on the occasion of the next payment due with respect to such Bond.
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

     Notice of intention to redeem Bonds will be given not less than 30 days nor more than 60 days prior to the date fixed for redemption, provided that no such notice of redemption shall be given earlier than 90 days prior to the effective date of such change or amendment and that at the time notice of such redemption is given, such obligation to pay such Additional Amounts remains in effect and cannot be avoided by the Company's taking reasonable measures available to it. From and after any redemption date, if monies for the redemption of Bonds shall have been made available for redemption on such redemption date, such Bonds shall cease to bear interest and the only right of the holders of such Bonds appertaining thereto shall be to receive payment of the principal amount thereof, premium if any, and, if appropriate, all unpaid interest accrued to such redemption date.

SUBORDINATION

     The indebtedness evidenced by the Bonds will, to the extent set forth in the Indenture, be subordinated in right of payment to the prior payment in full in cash or Cash Equivalents of all existing and future Senior Indebtedness. In the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relating to the Company or its assets, or any liquidation, dissolution or other winding-up of the Company, whether voluntary or involuntary, or any assignment for the benefit of creditors or other marshalling of assets or liabilities of the Company, all Senior Indebtedness will be entitled to be paid in full before any payment or distribution is made on account of the principal of (including upon redemption), premium, if any, or interest on the Bonds or Additional Amounts. Notwithstanding the foregoing, Bondholders may receive shares of stock and any debt securities that are subordinated at least to the same extent as the Bonds to Senior Indebtedness and any securities issued in exchange for Senior Indebtedness.

     During the continuance of any default in the payment of principal, premium, if any, or interest on any Designated Senior Indebtedness, when the same becomes due and such default is continuing beyond any applicable grace periods, and after receipt by the Trustee and the Company from the representative of holders of such Designated Senior Indebtedness of written notice of such default, no direct or indirect payment by or on behalf of the Company of any kind or character may be made on account of the principal of (including redemption amount), premium, if any, or interest or Additional Amounts on, or the purchase, redemption, or other acquisition of, the Bonds unless and until such default has been cured or waived or has ceased to exist or such Designated Senior Indebtedness shall have been discharged or paid in full.

     In addition, upon the occurrence and during the continuance of any other default with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated as a result of such default (a "Non-payment Default") and upon receipt by the Trustee and the Company from the representatives of holders of such Designated Senior Indebtedness of written notice of such Non-payment Default, no payment of any kind or character may be made by the Company on account of the principal of, premium, if any, or interest or Additional Amounts on, or the purchase, redemption or other acquisition of, the Bonds for the period specified below (the "Payment Blockage Period").

     The Payment Blockage Period shall commence upon receipt of written notice of a Non-payment Default by the Trustee from the representatives of holders of Designated Senior Indebtedness and shall end on the earliest to occur of the following events: (i) 179 days has elapsed since the receipt of such notice (provided such Designated Senior Indebtedness shall not theretofore have been accelerated), (ii) such default is cured or waived or ceases to exist or such Designated Senior Indebtedness is discharged or paid in full, or (iii) such Payment Blockage Period shall have been terminated by written notice to the Company or the Trustee from the representative of holders of Designated Senior Indebtedness initiating such Payment Blockage Period, after which the Company shall promptly resume making any and all required payments in respect of the Bonds, including any missed payments. Only one Payment Blockage Period with respect to the Bonds may be commenced within any 365 consecutive day period. No Non-payment Default that existed or was continuing on the date of the commencement of any Payment Blockage Period will be, or can be, made the basis for the commencement of a second Payment Blockage Period, whether or not within a period of 365 consecutive days, unless such default has been cured or waived for a period of not less than 90 consecutive days. In no event will a Payment Blockage Period extend beyond 179 days from the receipt by the Trustee of the notice initiating

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

such Payment Blockage Period and there must be a 186 consecutive day period in any 365 day period during which no Payment Blockage Period is in effect. Notwithstanding the foregoing, no further notice may be given in respect of any Non-payment Default unless and until all scheduled payments of principal, premium, if any, and interest not paid on the Bonds during any such Payment Blockage Period as a result of any notice or acceleration shall have been paid in full in cash.

     If the Company fails to make any payment on the Bonds when due after giving effect to any applicable grace period, whether or not on account of the payment blockage provisions referred to above, such failure would constitute an Event of Default under the Indenture and would enable the holders of the Bonds to accelerate the maturity thereof. The Company will promptly notify holders of Senior Indebtedness if payment of the Bonds is accelerated because of an Event of Default. See "-- Events of Default."

     By reason of such subordination, in the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or similar case or proceeding of the Company, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the holders of the bonds and funds which would be otherwise payable to the holders of the Bonds will be paid to the holders of the Senior Indebtedness to the extent necessary to pay the Senior Indebtedness in full, and the Company may be unable to meet its obligations fully with respect to the Bonds.

     At June 30, 1998 the Company had $106.2 million of Senior Indebtedness outstanding. The Indenture limits, but does not prohibit, the incurrence by the Company of additional Indebtedness (including Indebtedness which is senior to the Bonds). See "Risk Factors -- Ranking: Unsecured Status of the Bonds."

CONVERSION

     (A) CONVERSION RIGHT

     Subject to and upon compliance with the provisions of the Indenture, any Bondholder shall have the right (the "Conversion Right"), at its option, at any time and from time to time on or after the occurrence of a Complying Public Equity Offering and prior to the close of business on June 30, 2000, to convert the principal amount of any such Bond, or any portion of such principal amount (subject to minimum authorized denominations of the Bonds), into that number of fully paid and non-assessable shares of Common Stock (as such shares shall then be constituted) obtained by dividing the principal amount of the bond or portion thereof surrendered for conversion by the Conversion Price in effect at such time, by surrender of the Bond so to be converted in whole or in part in the manner provided in paragraph (B)(i) below. A Bondholder is not entitled to any rights of a holder of shares of Common Stock until such holder has converted its Bonds to shares of Common Stock, and only to the extent such Bonds are deemed to have been converted to shares of Common Stock under the Indenture. A Complying Public Equity Offering occurred on February 10, 1998 and the Conversion Price is $20 per share.

     (B) EXERCISE OF CONVERSION RIGHT; ISSUANCE OF SHARES OF COMMON STOCK ON CONVERSION

     (i) Exercise of Conversion Right

     Bondholders have a Conversion Right which is exercisable in whole or in part at any time and from time to time subsequent to the Conversion Date but not later than the Maturity of the Bond. In order to exercise its Conversion Right, a Bondholder shall complete a notice in the then current form obtainable from the Trustee or a specified office of a Conversion Agent (a "Conversion Notice") (which may be accompanied by a share transfer form, or other instrument which may be required, signed by the Bondholder or may include an authorization signed by the Bondholder, authorizing the Bondholder's nominee to become the registered transferee and to execute any requisite transfer form or other instrument which may be required, on behalf of the Bondholder) and deliver such Conversion Notice and where appropriate, an executed share transfer form, or other instrument which may be required, to the Trustee or a specified office of any Conversion Agent (together with the relevant Bond or Bonds if in definitive form) and any payment required by paragraph (D) below. Once given, a Conversion Notice shall be irrevocable and may not be withdrawn without the consent in writing of the Company.

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

     (ii) General

     In the event where Bondholders have elected to convert their Bonds by giving notice thereof to the Company in accordance with the terms of the Indenture, then any subsequent redemption of the Bonds shall not affect the right of the holders of such Bonds to receive shares of Common Stock and such Bonds shall not be so redeemed. No earlier than 60 days and no later than 30 days prior to the Maturity of the Bonds, the Company shall deliver a notice to the Trustee, the Bondholders and the Luxembourg Stock Exchange of the status of the Conversion Rights, if any, of the Bondholders.

     (C) CONVERSION PRICE

     Each Bond will be converted into such number of shares of Common Stock as is equal to the principal amount of such Bond divided by $20.

     (D) STAMP AND OTHER DUTIES AND EXCHANGE COSTS

     Payment of all stamp, transfer and registration duties (if any) and any brokers' commission and stock exchange transaction charges and any other tax thereon arising on exercise of Conversion Rights and/or on the transfer or delivery of shares of Common Stock by the Company (or the Trustee pursuant to the Indenture) to or to the order of the Trustee or the relevant Bondholder in connection therewith, payable in or imposed by the United States, any state or other political sub-division thereof and any other jurisdiction in which the register in respect of any securities is located will be made or procured by the Company. If the Company shall fail to pay any such duties or costs, the relevant Bondholder shall be entitled to tender and pay the same. The Company has in the Indenture covenanted to reimburse each such Bondholder in respect of the payment of such duties or costs and any penalties paid in respect thereof. A Bondholder exercising Conversion Rights must pay to the relevant Conversion Agent any such duties or costs arising in any other circumstances.

     (E) CASH PAYMENT INSTRUCTIONS

     Upon the exercise of Conversion Rights, a Bondholder shall, when delivering the relevant Conversion Notice, give directions to the relevant Conversion Agent for payment of any cash sum which such Bondholder is entitled to receive pursuant to the Indenture and which shall be paid by way of U.S. dollar check drawn on a bank in the City of New York or by wire transfer to a U.S. dollar account maintained by the payee with a bank in the City of New York.

     (F) FRACTIONS ARISING ON CONVERSION

     No fraction of a share of Common Stock shall be delivered on exercise of Conversion Rights but a cash payment shall be made by the Company to the relevant Bondholder, pursuant to directions given to the relevant Conversion Agent by the Bondholder as provided in (E) above, not later than 21 days after the Conversion Date, of an amount equal to the value of such fraction (such amount to be rounded up to the nearest U.S.$0.01).

REDEMPTION AND PURCHASE

     (A) FINAL REDEMPTION AT MATURITY

     Unless previously redeemed or converted or to be converted or purchased and cancelled, on June 30, 2000 outstanding Bonds will be redeemed by the Company at their principal amount plus accrued interest, if any. However, in the event that a Complying Public Equity Offering has not occurred prior to June 30, 2000, outstanding Bonds will be redeemed at Maturity at 121.0 per cent. of their principal amount, plus accrued interest, if any.

     (B) ACCELERATION FOLLOWING AN EVENT OF DEFAULT

     If the Bonds are accelerated following the occurrence of an Event of Default, the Bonds will be repaid at their principal amount multiplied by 106.5 per cent. plus accrued interest to the date of acceleration, if the

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

date of acceleration occurs on or before June 30, 1998; 113.5 per cent. plus accrued interest to the date of acceleration if the date of acceleration occurs after such date but on or before June 30, 1999; and 121.0 per cent. if the date of acceleration occurs thereafter; provided that notwithstanding the foregoing, each Bondholder shall have the option to exercise his Conversion Right, if any.

     The payment of the premium referred to above upon the occurrence of an Event of Default may not be enforceable under U.S. federal or New York Law.

     (C) CANCELLATION

     All Bonds redeemed pursuant to the Indenture or purchased by the Company in the open market will be forthwith cancelled and may not be reissued or sold. The Company will not permit its Subsidiaries and will to the fullest extent of the rights available to it under the relevant contractual or organizational documents not permit its Significant Joint Ventures to purchase any of the Bonds.

     (D) LIMITED OPTIONAL REDEMPTION

     The Bonds are redeemable at the option of the Company, in whole but not in part on or after the second anniversary of a Complying Public Equity Offering, on not less than 90 nor more than 120 days' prior notice (which notice shall provide the Trustee and the Bondholders information concerning the right of Bondholders to convert prior to the Redemption Date and information pertinent to the Conversion Price) at the principal amount thereof plus accrued interest to the Redemption Date, provided that the shares of Common Stock into which Bonds are convertible would not be at the time of redemption "restricted securities" in the hands of any Bondholder not affiliated with the Company, within the meaning of the Securities Act, and provided further, that the average Closing Price of the shares of Common Stock for the 20 consecutive Trading Days prior to the date of the Company's notice of redemption is greater than 130 per cent of the Conversion Price determined in conjunction with such Complying Public Equity Offering.

     The redemption of the Bonds at the option of the Company under the Indenture may be prohibited by the terms of or result in an event of default under or require the consents of holders of Senior Indebtedness of the Company. The Company's obligations under its Senior Indebtedness represent obligations senior in right of payment to the Bonds. Consequently, the purchase of the Bonds by the Company pursuant to an optional redemption will be precluded, absent any required consent of the lenders under Senior Indebtedness or repayment of all amounts outstanding thereunder or the waiver of any event of default caused thereunder.

EVENTS OF DEFAULT

     The following are "Events of Default" under the Indenture:

          (a) the Company fails to pay the principal of or any premium (if any) or interest (including Additional Amounts) on any of the Bonds when due (upon Maturity, acceleration, redemption, required purchase or otherwise and whether or not prohibited by the subordination provisions) and, in the case of interest only, such failure continues for a period of 30 days; or

          (b) the Company does not perform or comply with any one or more of its other obligations in the Bonds or the Indenture (other than a default under (a) above) for a period of 60 days after written notice of such default shall have been given to the Company by the Trustee or to the Company and the Trustee by holders of at least 25 per cent in aggregate principal amount of Bonds then outstanding; or

          (c) (i) one or more defaults in the payment of principal of or premium, if any, on Indebtedness of the Company or any Material Subsidiary or any Significant Joint Venture aggregating U.S.$10 million (or the foreign currency equivalent thereof) or more, when the same becomes due and payable at the Maturity thereof, and such default or defaults shall have continued after any applicable grace period and shall not have been cured or waived or (ii) Indebtedness of the Company or any Material Subsidiary or any Significant Joint Venture aggregating U.S.$10 million (or the foreign currency equivalent thereof) or more shall have been accelerated or otherwise declared due and payable, or required to be prepaid or repurchased (other than by regularly scheduled required prepayment) prior to the Maturity thereof, or

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

          (d) any holder or holders of Indebtedness aggregating U.S.$10 million (or the foreign currency equivalent thereof) or more of the Company or any Material Subsidiary or any Significant Joint Venture shall notify the Company or the Trustee of the intended sale or disposition of any assets of the Company or any such Material Subsidiary or Significant Joint Venture that have been pledged to or for the benefit of such person to secure such Indebtedness, or shall commence proceedings, or take action (including by way of set-off) to retain in satisfaction of any such Indebtedness, or to collect on, seize, dispose of or apply, any such assets of the Company or any Material Subsidiary or any Significant Joint Venture pursuant to the terms of any agreement or instrument evidencing any such Indebtedness or in accordance with applicable law; or

          (e) one or more final judgments (or judgments which can no longer be appealed) or orders or similar judicial or administrative action shall be rendered against the Company or any Material Subsidiary or Significant Joint Venture for the payment of money, either individually or in an aggregate amount, in excess of U.S.$10 million (or the foreign currency equivalent thereof) and which shall not have been discharged and either (i) an enforcement proceeding shall have been commenced by any creditor upon such judgement or order or similar judicial or administrative action or
     (ii) there shall have been a period of 60 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, was not in effect; or

          (f) the Company or any Material Subsidiary or Material Joint Venture, pursuant to or under or within any applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or like law; (i) commences a voluntary case or proceeding; (ii) consents to the entry of an order for relief against it in an involuntary case or proceeding; (iii) makes a general assignment for the benefit of its creditors; (iv) or shall generally not pay its debts when such debts become due or shall admit in writing its inability to pay its debts generally; (v) or a court of competent jurisdiction (or like entity) shall enter an order or decree under any applicable law described above that is for relief against the Company or any Material Subsidiary or Material Joint Venture, as applicable in an involuntary case or proceeding, appoints a custodian for the Company or such other entity for all or substantially all its properties or orders the liquidation of the Company or such other entity, as applicable and in each such case in this clause (v), the order or decree remains unstayed and in effect for 60 days; (vi) or the Company or such other entity shall take any corporate action regarding any of the foregoing; or

          (g) excluding the events referred to in paragraph (f) above, any seizure, compulsory acquisition, expropriation or nationalization of any assets of the Company, any Subsidiary or Significant Joint Venture for which there is not paid Fair Market Value and where the seizure, compulsory acquisition, expropriation or nationalization (whether by an outright taking or by confiscatory tax or other policies), individually or in the aggregate, could reasonably be expected to result in a material adverse effect on the business, (including without limitation the ability to generate cash flow over the life of the Bonds) the condition (financial or other), the properties or the results of operations of the Company, its Subsidiaries, and Significant Joint Ventures on a combined basis (a "Material Adverse Effect").

     If an Event of Default (other than as specified in subparagraph (f) above) shall occur and be continuing, the Trustee, by notice to the Company, or the holders of at least 25 per cent. in aggregate principal amount of the Bonds then outstanding by notice to the Trustee and the Company, may declare the principal of, premium, if any, and accrued and unpaid interest on all of the outstanding Bonds due and payable immediately upon which declaration, all amounts payable in respect of the outstanding Bonds shall be due and payable immediately. If an Event of Default specified in subparagraph (f) above occurs and is continuing, then the principal of, premium, if any, and accrued and unpaid interest, on all of the outstanding Bonds shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of Bonds.

     After a declaration of acceleration under the Indenture, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in aggregate principal amount of the outstanding Bonds, by written notice to the Company and the Trustee, may rescind such declaration if (a) the Company has paid or deposited with the Trustee a sum sufficient to pay (i) all sums paid or advanced
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

by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, (ii) all overdue interest on all Bonds, (iii) the unpaid principal of and premium, if any, on any outstanding Bonds which have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Bonds, and (iv) to the extent that payment of such interest is lawful, interest upon overdue interest and overdue principal at the rate borne by the Bonds which has become due otherwise than by such declaration of acceleration; (b) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and (c) all Events of Default, other than the non-payment of principal of, premium, if any, and interest on the Bonds that have become due solely by such declaration of acceleration, have been cured or waived.

     The holders of not less than a majority in aggregate principal amount of the outstanding Bonds may on behalf of the holders of all the Bonds waive any past defects under the Indenture, existing Default or Event of Default, except a Default or Event of Default in the payment of the principal of, premium, if any, or interest on any Bond, or in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each Bond outstanding.

     No holder of any of the Bonds has any right to institute any proceeding with respect to the Indenture or the Bonds or any remedy thereunder, unless the holders of at least 25% in aggregate principal amount of outstanding Bonds have made written requests, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee under the Bonds and the Indenture, and the Trustee has failed to institute such proceeding within 30 days after receipt of such notice and the Trustee, within such 30-day period, has not received directions inconsistent with such written request by holders of a majority in aggregate principal amount of the outstanding Bonds. Such limitations do not apply, however, to a suit instituted by a holder of a Bond for the enforcement of the payment of the principal of, premium, if any, or interest on such Bond on or after the respective due dates expressed in such Bonds.

     During the existence of an Event of Default, the Trustee is required to exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise thereof as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. Subject to the provisions of the Indenture relating to the duties of the Trustee, whether or not an Event of Default shall occur and be continuing, the Trustee under the Indenture is not under any obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to certain provisions concerning the rights of the Trustee, the holders of not less than a majority in aggregate principal amount of the outstanding Bonds have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee under the Indenture.

     If a Default or an Event of Default occurs and is continuing and is known to the Trustee, the Trustee shall mail to each holder of the Bonds, and to the Luxembourg Stock Exchange for so long as the Bonds are listed thereon, notice of the Default or Event of Default within 30 days after obtaining knowledge thereof. Except in the case of a Default or an Event of Default in payment of principal or premium, if any, or interest on any Bonds, the Trustee may withhold the notice to the holders of such Bonds if a committee of its trust officers in good faith determines that withholding the notice is in the interest of the holders of the Bonds.

REPORTING REQUIREMENTS

     For the fiscal quarters ending June 30, 1997 and September 30, 1997 and for the fiscal year ended December 31, 1997 the Company will (i) transmit by mail to all Bondholders, as their names and addresses appear in the Register, without cost to such Bondholders, and (ii) file with the Trustee copies of the quarterly and audited annual financial reports of the Company (including the condensed, combining financial data in the form and scope set forth in the condensed, consolidated financial statements of the Company for the first quarter of 1997 and for the fiscal year ending December 31, 1996, respectively) that are generally distributed to its shareholders at the time such reports are so distributed.

     Beginning with the financial statements of the Company for the quarter ending March 31, 1998 and thereafter, whether or not the Company is subject to
Section 13(a) or 15(d) of the Exchange Act, or any
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

successor provision thereto, the Company shall prepare the annual and quarterly reports which the Company would have been required to file with the Securities and Exchange Commission pursuant to such Section 13(a) or 15(d) or any successor provision thereto (including, until such time as the Company is required to file reports with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act, the condensed, combining financial data in the form and scope set forth in the condensed, consolidated financial statements described above) on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required so to file such documents. The Company shall also in any event within 15 days of each Required Filing Date (i) transmit by mail to all Bondholders, as their names and addresses appear in the Register, without cost to such Bondholders, and (ii) file with the Trustee, copies of such annual and quarterly reports.

     The Company is required to furnish to the Trustee annual and quarterly statements as to the performance by the Company of its obligations under the Indenture and as to any default in such performance. The Company is also required to notify the Trustee within thirty (30) days after the Company has knowledge of any event which is, or after notice or lapse of time or both would become, an Event of Default.

NEGATIVE PLEDGE AND COVENANTS

     So long as any Bond remains outstanding or any amount remains unpaid with respect to any of the Bonds or up to and including the date of (a) the Complying Public Equity Offering or (b) a Covenant Defeasance, the Company, its Subsidiaries and Significant Joint Ventures will be subject to the following Negative Pledge and Covenants:

     (A) NEGATIVE PLEDGE

     The Company will not, and will not permit any of its Subsidiaries to, and will to the fullest extent of the rights available to it under the relevant contractual or organizational documents not permit its Significant Joint Ventures to, directly or indirectly create, incur, assume or suffer to exist any Lien that secures obligations under any Pari Passu Indebtedness or Subordinated Indebtedness on any asset or property of the Company or such Subsidiary or such Significant Joint Venture, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless the Bonds are equally and ratably secured with the obligations so secured (provided that any Lien securing Subordinated Indebtedness shall be subordinate and junior to the Lien securing the Bonds with the same relative priority as such Subordinated Indebtedness shall have with respect to the Bonds) until such time as such obligations are no longer secured by such Lien.

     (B) COVENANTS

     (a) Limitation on Indebtedness. The Company will not, and will not permit any of its Subsidiaries to, and will to the fullest extent of the rights available to it under the relevant contractual or organizational documents not permit its Significant Joint Ventures to, directly or indirectly, create, incur, issue, assume, guarantee or in any manner become directly or indirectly liable, contingently or otherwise, for the payment of (in each case, to "incur") any Indebtedness (including any Acquired Indebtedness); provided, however, that the Company, any Subsidiary or any Significant Joint Venture will be permitted to incur Indebtedness (including Acquired Indebtedness) if (a) at the time of such incurrence, no Default or Event of Default under the Indenture has occurred and is continuing, (b) at the time of such incurrence the Fixed Charge Coverage Ratio for the four full fiscal quarters immediately preceding the incurrence of such Indebtedness, taken as one period (and after giving pro forma effect to (i) the incurrence of such Indebtedness and (if applicable) the application of the net proceeds therefrom, including to refinance other Indebtedness, as if such Indebtedness was incurred, and the application of such proceeds occurred, on the first day of such four-quarter period, (ii) the incurrence, repayment or retirement of any other Indebtedness by the Company, its Subsidiaries and its Significant Joint Ventures since the first day of such four-quarter period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility shall be computed based upon the average daily balance of such Indebtedness during such four-quarter period) and (iii) the acquisition (whether by purchase, merger or otherwise) or disposition (whether by sale, merger or otherwise) of any company, entity or business acquired or disposed of by the Company, or its Subsidiaries or its Significant Joint

Ventures, as the case may be, since the first day of such four-quarter period), would have been at least equal to 2:1 and (c) in the case of the incurrence of Subordinated Indebtedness or Pari Passu Indebtedness, such Indebtedness has no scheduled principal payment prior to the 91st day after the Maturity of the Bonds.

     Notwithstanding the foregoing, the Company and its Subsidiaries and Significant Joint Ventures may, to the event specifically set forth below, incur each and all of the following:

          (a) Indebtedness of the Company evidenced by the Bonds;

          (b) Indebtedness of the Company, any Subsidiary or any Significant Joint Venture outstanding on the Issue Date;

          (c) Indebtedness of the Company, any Subsidiary and any Significant Subsidiary in an aggregate principal amount at any one time outstanding not to exceed U.S.$75,000,000 (or the foreign currency equivalent thereof);

          (d)(i) Interest Rate Protection Obligations of the Company or any Subsidiary or any Significant Joint Venture covering Indebtedness of the Company, such Subsidiary or such Significant Joint Venture; provided, however, that, (x) any Indebtedness to which any such Interest Rate Protection Obligations relate bears interest at fluctuating interest rates and is otherwise permitted to be incurred under this covenant and (y) the notional principal amount of any such Interest Rate Protection Obligations does not exceed the principal amount of the Indebtedness to which such Interest Rate Protection Obligations relate;

          (e) Indebtedness of any Subsidiary or Significant Joint Venture owed to and held by the Company, another Subsidiary or Significant Joint Venture, in each case which is not subordinated in right of payment to any Indebtedness of such Subsidiary or Significant Joint Venture, except that
     (i) any transfer of such Indebtedness by the Company or a Subsidiary or a Significant Joint Venture (other than to the Company or to another Subsidiary or Significant Joint Venture) and (ii) the sale, transfer or other disposition by the Company or any Subsidiary or Significant Joint Venture of the Capital Stock of any Subsidiary or ownership interest in any Significant Joint Venture which is owned Indebtedness from another Subsidiary or Significant Joint Venture such that the first such Subsidiary or Significant Joint Venture ceases to be a Subsidiary or Significant Joint Venture shall, in each case in (i) and (ii), be an incurrence of Indebtedness by the second such Subsidiary or Significant Joint Venture, as the case may be, subject to the other provisions of this covenant;

          (f) Indebtedness of the Company owed to and held by any Subsidiary or any Significant Joint Venture which is unsecured and subordinated in right of payment to the payment and performance of the Company's obligations under the Indenture and the Bonds provided that any subsequent issuance or transfer of Capital Stock or other ownership interest or any other event which results in any such Subsidiary or Significant Joint Venture ceasing to be a Subsidiary or Significant Joint Venture, as the case may be, or any subsequent transfer of any such Indebtedness (except to the Company or another Subsidiary or another Significant Joint Venture) shall be deemed, in each case, be an incurrence of Indebtedness by the Company, subject to the other provisions of this covenant;

          (g) Indebtedness under Currency Agreements, provided that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the outstanding Indebtedness of the Company or any Subsidiary or any Significant Joint Venture other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

          (h) Indebtedness of the Company or any of its Subsidiaries or any of its Significant Join Ventures in an aggregate amount on the date of incurrence, not in excess of 80 per cent of the average of the outstanding accounts receivable balances of the Company, its Subsidiaries and Significant Joint Ventures on a combined basis at each of the three preceding quarterly balance sheet dates;

          (i) Indebtedness of Hermes as to which the Company or any other Subsidiary or any Significant Joint Venture is not directly or indirectly liable by virtue of being the primary obligor on, guarantor of or otherwise liable with respect to, such Indebtedness;
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

          (j) Indebtedness of the Company or any Subsidiary or any Significant Joint Venture represented by letters of credit for the account of the Company or such Subsidiary or such Significant Joint Venture, as the case may be, in order to provide security for workers' compensation claims, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business;

          (k) Indebtedness and Acquired Indebtedness incurred by the Company or any Subsidiary or Significant Joint Venture in order to finance the construction, acquisition, installation or improvement of Telecommunications Assets to be used in Europe and/or Asia (including Russian and the CIS) by the Company, any Subsidiary or any Significant Joint Venture;

          (l)(i) Indebtedness of the Company the proceeds of which are used solely to refinance (whether by amendment, renewal, extension or refunding) Indebtedness of the Company or any Subsidiary or any Significant Joint Venture and (ii) Indebtedness of any Subsidiary or Significant Joint Venture, the proceeds of which are used solely to refinance (whether by amendment, renewal, extension or refunding) Indebtedness of such Subsidiary or such Significant Joint Venture, in each case other than the Indebtedness incurred under the preceding clauses (c) through (g) and (i) through (k) of this covenant; provided, however, that (x) the principal amount of Indebtedness incurred pursuant to this clause (l) (or, if such Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof, the original issue price of such Indebtedness) shall not exceed the sum of the outstanding principal amount of Indebtedness so refinanced, plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of such Indebtedness or the amount of any premium reasonably determined by the Board of Directors of the Company as necessary to accomplish such refinancing by means of a tender offer or privately negotiated purchase, plus the amount of expenses in connection therewith,
     (y) in the case of Indebtedness incurred by the Company pursuant to this clause (J) to refinance Subordinated Indebtedness, such Indebtedness (A) has no scheduled principal payment prior to the 91st day after the Maturity of the Bonds, (B) has an Average Life to Stated Maturity greater than the remaining Average Life to Stated Maturity of the Bonds, and (C) is subordinated to the Bonds in the same manner and to the same extent that the Subordinated Indebtedness being refinanced is subordinated to the Bonds and (z) in the case of Indebtedness incurred by the Company pursuant to this clause (l) to refinance Pari Passu Indebtedness, such Indebtedness (A) has no scheduled principal payment prior to the 91st day after the Maturity of the Bonds, (B) has an Average Life to Stated Maturity greater than the remaining Average Life to Stated Maturity of the Bonds and (C) constitutes Pari Passu Indebtedness or Subordinated Indebtedness.

     (b) Limitation on Restricted Payments. The Company will not, and will not permit any of its Subsidiaries to, and will to the fullest extent of the rights available to it under the relevant contractual or organizational documents not permit its Significant Joint Ventures to, directly or indirectly:

          (i) declare or pay any dividend or make any other distribution or payment on or in respect of Capital Stock of the Company or any Subsidiary or any Significant Joint Venture or any payment to the direct or indirect holders (in their capacities as such) of Capital Stock of the Company or any Subsidiary or any Significant Joint Venture (other than (x) dividends or distributions payable solely in Capital Stock of the Company, such Subsidiary or such Significant joint Venture (other than, in each case, Redeemable Capital Stock) or in options, warrants of other rights to purchase Capital Stock of the Company (other than, in each case, Redeemable Capital Stock), (y) the declaration or payment of dividends or other distributions to the extent declared or paid to the Company or any Subsidiary or any Significant Joint Venture and (z) the declaration or payment of dividends or other distributions by any such entity to all holders of equity or similar economic interests of such entity on a pro rata basis).

          (ii) purchase, redeem, defense or otherwise acquire or retire for value any Capital Stock or other ownership interest of the Company or any subsidiary or any Significant Joint Venture (other than any such Capital Stock or other ownership interest owned by a Wholly-Owned Subsidiary),

          (iii) make any principal payment on, or purchase, defease, repurchase, redeem or otherwise acquire or retire for value, prior to any scheduled maturity, scheduled repayment, scheduled sinking fund payment or other Maturity, any Subordinated Indebtedness (other than any such Indebtedness owned by the Company or a Wholly-Owned subsidiary), or

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

          (iv) make any Investment (other than any Permitted Investment) in any person

(such payments or Investments described in the preceding clauses (i), (ii), (iii) and (iv) are collectively referred to as "Restricted Payments") unless, at the time of and after giving effect to the proposed Restricted Payment (the amount of any such Restricted Payment, if other than cash, shall be the Fair Market Value on the date of such Restricted Payment of the assets(s) proposed to be transferred by the Company or the relevant entity described above, as the case may be, pursuant to such Restricted Payment, (A) no Default or Event of Default under the Indenture shall have occurred and be continuing, (B) immediately prior to and after giving effect to such Restricted Payment, the Company would be able to incur $1.00 of additional Indebtedness pursuant to the first paragraph of the covenant described under "-- Limitation on Indebtedness" above (assuming a market rate of interest with respect to such additional Indebtedness) and (C) the aggregate amount of all Restricted Payments declared or made from and after the Issue Date would not exceed the sum of (1) 50 per cent of the aggregate Pro rata Combined Adjusted Net Income accrued on a cumulative basis during the period beginning on the first day of the fiscal quarter of the Company during which the Issue Date occurs and ending on the last day of the fiscal quarter of the Company immediately preceding the date of such proposed Restricted Payment, which period shall be treated as a single accounting period (or, if such aggregate cumulative Pro rata Combined Adjusted Net Income for such period shall be a deficit, minus 100 per cent of such deficit) plus (2) the aggregate net cash proceeds received by the Company, a Subsidiary or Significant Joint Venture either (x) as capital contributions after the Issue Date from any person (other than a Subsidiary or Significant Joint Venture) or (y) from the issuance or sale of Capital Stock (excluding Redeemable Capital Stock, but including Capital Stock issued upon the conversion of convertible Indebtedness or from the exercise of options, warrants or rights to purchase Capital Stock (other than Redeemable Capital Stock) of such entity to any person (other than to a Wholly-Owned Subsidiary) after the Issue Date plus (3) in the case of the disposition or repayment of any Investment constituting a Restricted Payment made after the Issue Date (excluding any Investment described in clause (v) of the following paragraph), an amount equal to the lesser of the return of capital with respect to such Investment and the cost of such Investment, in either case, less the cost of the disposition of such Investment. For purpose of the preceding clause (C)(2), the value of the aggregate net proceeds received by the Company upon the issuance of Capital Stock upon the conversion of convertible Indebtedness or upon the exercise of options, warrants or rights will be the net cash proceeds received upon the issuance of such Indebtedness, options, warrants or rights plus the incremental cash amount received by the Company upon the conversion or exercise thereof.

     None of the foregoing provisions will prohibit (i) the payment of any dividend within 60 days after the date of its declaration, if at the date of declaration such payment would be permitted by the foregoing paragraph; (ii) the redemption, repurchase or other acquisition or retirement of any shares of any shares of any class of Capital Stock of the Company or any Subsidiary in exchange for, or out of the net cash proceeds of, a substantially concurrent (x) capital contributions to the Company from any person (other than a Subsidiary or Joint Venture) or (y) issue and sale of other shares of Capital Stock (other than Redeemable Capital Stock) of the Company to any person (other than to a Subsidiary or Joint Venture); provided however, that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase or other acquisition or retirement shall be excluded from clause (C)(2)of preceding paragraph; (iii) any redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness by exchange for, or out of the net cash proceeds of, a substantially concurrent (x) capital contribution to the Company from any person (other than Subsidiary or Joint Venture) or (y)(1) issue and sale of Capital Stock (other than Redeemable Capital Stock) of the Company to any person (other than to a Subsidiary or Joint Venture); provided however, that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase or other acquisition or retirement shall be excluded from clause
(C)(2) of the proceeding paragraph or (2) Indebtedness of the Company issued to any person (other than a Subsidiary or Joint Venture), so long as such Indebtedness is Subordinated Indebtedness which (A) has no Subsidiary or Joint Venture), so long as such Indebtedness which (A) has no Maturity earlier than the 91st day after the Maturity of the Bonds, (B) has an Average Life to Stated Maturity equal to or greater than the remaining Average Life to Stated Maturity of the Bonds and (C) is subordinated to the Bonds in the same manner and at least to the same extent as the Subordinated Indebtedness so purchased, exchanged, redeemed, acquired or retired; (iv) so long as no Default or Event of Default shall have occurred and be continuing, any redemption, repurchase or other acquisition of retirement of Pari Passu Indebtedness by exchange for, or out of the net cash proceeds of, a substantially concurrent (x) capital contribution to the Company from any person (other than a subsidiary or Joint Venture) or (y)(1) issue and sale of Capital Stock (other than Redeemable Capital Stock) of the Company to any person (other than to a Subsidiary or Joint Venture); provided, however, that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase or other acquisition or retirement is excluded from clause (C)(2) of the preceding paragraph or (2) Indebtedness of the Company issued to any person (other than a Subsidiary), so long as such Indebtedness is Subordinated Indebtedness or Pari Passu Indebtedness which (A) has no Maturity earlier than the 91st day after the Maturity of the Bonds and (B) has an Average Life to Stated maturity equal to or greater than the remaining Average Life to Stated Maturity of the Bonds; (v) Investments constituting Restricted Payments made as a result of the receipt of non-cash consideration from any Asset Sale made pursuant to and in compliance with the covenant described under " -- Disposition of Proceeds of Asset Sales" below; (vi) payments or other actions described in clauses (i) through (iv) in the next preceding paragraph above that would otherwise be Restricted Payments in an aggregate amount not to exceed U.S. $10 million (or the foreign currency equivalent thereof); and (vii) so long as no Default or Event of Default has occurred and is continuing, repurchases by the Company of Common Stock of the Company from employees of the Company or any of its Subsidiaries or their authorized representatives upon the death, disability or termination of employment of such employees, in an aggregate amount not exceeding U.S. $10 million (or the foreign currency equivalent thereof) in any calendar year. In computing the amount of Restricted Payments previously made for purposes of clause (C) of the preceding paragraph, Restricted Payments made under the preceding clauses (vi), and (vii) shall be included and clauses (i),
(ii), (iii), (iv) and (v) shall not be so included.

     (c) Change of Control. Upon the occurrence of a Change of Control, the Company shall be obligated to make an offer to purchase (a "Change of Control Offer") all of the outstanding Bonds at a purchase price (the 'Change of Control Purchase Price') equal to 106.5 per cent, (if the date of such purchase occurs on or before June 30, 1998), 113.5 per cent , (if the date of such purchase occurs after June 30, 1998 but on or before June 30, 1999) or 121.0 per cent, (if the date of such purchase occurs after June 30, 1999), as applicable, of the principal amount thereof plus accrued and unpaid interest, if any, to the purchase date which shall be no earlier than 60 days and no later than 90 days from the date the notice of the Change of Control Offer is distributed to the Bondholders and the Trustee (the "Change of Control Purchase Date"). The Company shall be required to purchase all Bonds properly tendered (or the portions thereof equal to U.S. $10,000 or increments of U.S.$1,000 in excess thereof that are so tendered by a Bondholder in the case of a partial tender) in the Change of Control Offer and not withdrawn on the Change of Control Purchase Date. The Change of Control Offer is required to remain open for at least 20 Business Days and until the close of business on the second Business Day preceding the Change of Control Purchase Date.

     In order to effect such Change of Control Offer, the Company shall, not later than the 30th day after the occurrence of the Change of Control, give to each holder of Bonds notice of the Change of Control Offer, which notice shall govern the terms of the change of Control Offer and shall state, among other things, the procedures that holders of Bonds must follow to accept the Change of Control Offer.

     The occurrence of the events constituting a Change of Control under the Indenture may be prohibited by the terms of or result in an event of default under or require the consents of holders of Senior Indebtedness of the Company. The Company's obligations under its Senior Indebtedness represent obligations senior in right of payment to the Bonds. Consequently, the subordination provisions of the Indenture will have the effect of precluding the purchase of the Bonds by the Company in the event of a Change of Control, absent any required consent of the lenders under Senior Indebtedness or repayment of all amounts outstanding thereunder or the waiver of any event of default caused thereunder by such Change of Control (although the failure by the Company to comply with its obligations in the event of a Change of Control will constitute a Default under the Bonds). There can be no assurance that the Company will have adequate resources to repay or refinance all Indebtedness owing under the Senior Indebtedness or to fund the purchase of the Bonds upon a Change of Control.

     The Company shall not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements applicable to a Change of Control Offer made by the Company and purchases all Bonds validly tendered and not withdrawn under such Change of Control Offer.

     The Company will comply with Rule 14c-1 under the Exchange Act and any other securities laws and regulations there under to the extent such laws and regulations are applicable, in the event that a Change of Control occurs and the Company is required to purchase Bonds as described above.

     (d) Disposition of Proceeds of Asset Sales. The Company will not, and will not permit any of its Subsidiaries to, and will to the fullest extent of the rights available to it under the relevant contractual organizational documents not permit its Significant Joint Ventures to, make any Asset Sale unless (a) the Company or such entity, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the shares or assets sold or otherwise disposed of and (b) at least 75 per cent of such consideration consists of cash or Cash Equivalents or the assumption of Indebtedness of the Company or such Subsidiary or such Significant Joint Venture or other obligations relating to such assets and release from all liability on the Indebtedness or other obligations assumed, or such consideration consists of
(x) property or assets that will be owned by the Company, or a Subsidiary or a Significant Joint Venture and are to be used in a telecommunications business or in related activities or services that thereafter will be conducted by the Company or such Subsidiary or such Significant Joint Venture or (y) Capital Stock or other securities issued by a party to the transaction or an Affiliate thereof, which Capital Stock or other securities are freely tradeable and which are sold for cash within 90 days of the consummation of the Asset Sale in connection with which they were acquired. To the extent the Net Cash Proceeds of any Asset Sale are not required to be applied to repay, and permanently reduce the commitments under, Senior Indebtedness or Indebtedness of a Subsidiary or Indebtedness of a Significant Joint Venture or are not so applied, the Company or such entity, as the case may be, within 360 days of such Asset Sale, will apply such Net Cash Proceeds to an investment in properties and assets that replace the properties and assets that were the subject of such Asset Sale or in properties and assets that will be used in the business of the Company and such entities existing on the Issue Date or in businesses reasonably related thereto ("Replacement Assets"). Any Net Cash Proceeds from any Asset Sale that are neither used to repay, and permanently reduce the commitments under Senior Indebtedness or Indebtedness of a Subsidiary or Indebtedness of a Significant Joint Venture, nor invested in Replacement Assets within the 360-day period described above constitute "Excess Proceeds" subject to disposition as provided below.

     When the aggregate amount of Excess Proceeds equals or exceeds U.S. $10 million, the Company shall make an offer to purchase (an "Asset Sale Offer"), from all holders of the Bonds, on a date not more than 40 Business Days thereafter, an aggregate principal amount of Bonds equal to such Excess Proceeds, at a price in cash equal to 100 per cent. of the outstanding principal amount thereof plus accrued and unpaid interest, if any, to the purchase date. To the extent that the aggregate principal amount of Bonds tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use such excess for general corporate purposes. If the aggregate principal amount of Bonds validly tendered and not withdrawn by holders thereof is greater than the Excess Proceeds, Bonds to be purchased will be selected on a pro rata basis. Upon completion of such Asset Sale Offer, the amount of Excess Proceeds shall be reset to zero.

     The making of any Asset Sale Offer under the Indenture may be prohibited by the terms of or results in an event of default under or require the consents of holders of Senior Indebtedness of the Company. The Company's obligations under its Senior Indebtedness represent obligations senior in right of payment to the Bonds. Consequently, the purchase of the Bonds by the Company pursuant to an Asset Sale Offer will be precluded, absent any required consent of the lenders under Senior Indebtedness or repayment of all amounts outstanding thereunder. There can be no assurance that the Company will have adequate resources to repay or refinance all Indebtedness owing under the Senior Indebtedness or to fund the purchase of the Bonds pursuant to an Asset Sale Offer.

     The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that an Asset Sale occurs and the Company is required to purchase Bonds as described above.

     (e) Limitation on Transactions with Interested Persons. The Company will not, and will not permit any of its Subsidiaries to, and will to the fullest extent of the rights available to it under the relevant contractual or organizational documents not permit its Significant Joint Ventures to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, transfer, disposition, purchase, exchange or lease of assets, property or services) with, or for the benefit of, any Affiliate of the Company, any Subsidiary or Significant Joint Venture or any beneficial owner (determined in accordance with the Indenture) of 5 per cent. or more of the Capital Stock or other ownership interest of any of the foregoing entities at any time outstanding (each of the foregoing being "Interested Persons"), unless (a) such transaction or series of related transactions is on terms that are no less favorable to the Company or such Subsidiary or Significant Joint Venture, as the case may be, than those which could have been obtained in a comparable transaction at such time from persons who are not Affiliates of the Company or Interested Persons, (b) with respect to a transaction or series of transactions involving aggregate payments or value equal to or greater than U.S. $20,000,000 (or the foreign currency equivalent thereof), the Company has obtained a written opinion from an Independent Financial Advisor stating that the terms of such transaction or series of transactions are fair to the Company or such Subsidiary or such Significant Joint Venture, as the case may be, from a financial point of view and (c) with respect to a transaction or series of transactions involving aggregate payments of equal value to or greater than U.S. $10,000,000 (or the foreign currency equivalent thereof), the Company shall have delivered an officer's certificate to the Trustee certifying that such transaction or series of transactions complies with the preceding clause (a) and, if applicable, certifying that the opinion referred to in the preceding clause (b) has been delivered and that such transaction or series of transactions has been approved by a majority of the disinterested members of the Board of Directors of the Company; provided, however, that this covenant will not restrict the Company from (i) paying dividends in respect of its Capital Stock permitted under the covenant described under "-- Limitation on Restricted Payments" above, (ii) paying reasonable and customary fees to directors of the Company who are not employees of the Company, (iii) making loans or advances to officers or employees of the Company and its Subsidiaries or Significant Joint Ventures (including travel and moving expenses) in the ordinary course of business for bona fide business purposes of the Company or such Subsidiary or Significant Joint Venture not in excess of U.S. $5,000,000 (or the foreign currency equivalent thereof), in the aggregate at any one time outstanding, (iv) engaging in any transaction involving the provision of telecommunications services or related activities between or among the Company, any Subsidiary or any Significant Joint Venture and, provided that such transaction is in the ordinary course of business and consistent with commercially reasonable practice, any Joint Venture of the Company that is not a Significant Joint Venture or between any of them or (v) any agreement as in effect as of the Issue Date or any amendment thereto or any transaction contemplated thereby, as listed in a schedule to the Indenture (including pursuant to any amendment thereto so long as any such amendment in the judgment of the Board of Directors voting to approve the amendment does not have a material adverse effect on the Bondholders).

     (f) Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries and Significant Joint Ventures. The Company will not, and will not permit any of its Subsidiaries to, and will to the fullest extent of the rights available to it under the relevant contractual or organizational documents not permit its Significant Joint Ventures to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any such Subsidiary or Significant Joint Venture to (a) pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock or any other interest or participation in, or measured by, its profits to the Company or any Subsidiary or any Significant Joint Venture, (b) pay any Indebtedness owed to the Company or any other Subsidiary or Significant Joint Venture, (c) make loans or advances to, or any investment in, the Company or any other Subsidiary Joint Venture, (d) transfer any of its properties or assets to the Company or any other Subsidiary or Significant Joint Venture or (e) guarantee any Indebtedness of the Company or any Subsidiary or Significant Joint Venture, except for such encumbrances or restrictions existing under or by reason of (i) applicable law, (ii) customary non-assignment provisions of any contract or any lease governing a leasehold interest of the Company or any Subsidiary or Significant Joint Venture, (iii) customary restrictions on transfers of property subject to a Lien permitted under the Indenture which could not materially adversely affect the Company's ability to satisfy its obligations under the Indenture and the Bonds,
(iv) any agreement or other instrument of a person acquired by the Company or any Subsidiary or Significant Joint Venture (or a Subsidiary of such person) in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any person, or the properties or assets of any person, other than the person, or the properties or assets of the person, so acquired, (v) provisions contained in agreements or instruments relating to Indebtedness which prohibit the transfer of all or substantially all of the assets of the obligor thereunder unless the transferee shall assume the obligations of the obligor under such agreement or instrument,
(vi) encumbrances and restrictions under Indebtedness in effect on the Issue Date and encumbrances and restrictions in permitted refinancings or replacements thereof which are no less favorable to the holders of the Bonds than those contained in the Indebtedness so refinanced or replaced, (vii) any agreement in existence at the Issue Date, (viii) encumbrances and restrictions in connection with Subsidiaries acquired after the Issue Date and Significant Joint Ventures entered into after the Issue Date, including with respect to any financing thereof, that are no more adverse to the Company than those referred to in (vii) above), (ix) in the case of clause (d) of this covenant above, arising or agreed to in the ordinary course of business, not relating to any Indebtedness and that do not individually, or together with all such encumbrances or restrictions, detract from the value of the property or assets of the Company or any Subsidiary or any Significant Joint Venture in any manner material to the Company or any Subsidiary or any Significant Joint Venture, (x) contained in the terms of any Indebtedness incurred by Hermes or any agreement pursuant to which such Indebtedness was issued if the encumbrance or restriction is not materially more disadvantageous to the Bondholders than is customary in comparable financings (as determined by the Company) and the Company determines that any such encumbrance or restriction will not materially affect the Company's ability to make principal payments on the Bonds, (xi) contained in any stockholders or similar agreement, so long as such encumbrance or restriction is not more disadvantageous to the Bondholders than the encumbrances and restrictions contained in comparable agreements entered into the past by the Company, any of its Subsidiaries or Significant Joint Ventures, or (xii) contained in any agreement entered into after the Issue Date, so long as such encumbrance or restriction is not materially more disadvantageous to the Bondholders than the encumbrances and restrictions contained in agreements in existence on the Issue Date.

     (g) Limitation on Sale-Leaseback Transactions. The Company will not, and will not permit any of its Subsidiaries to, and will to the fullest extent of the rights available to it under the relevant contractual or organizational documents not permit its Significant Joint Ventures to, enter into any Sale-Leaseback Transaction with respect to any property of the Company or any of its Subsidiaries or Significant Joint Ventures other than a Sale-Leaseback Transaction between the Company, a Subsidiary or Significant Joint Venture or between any of them. Notwithstanding the foregoing, the Company and its Subsidiaries or Significant Joint Ventures may enter into Sale-Leaseback Transactions involving Telecommunications Assets; provided that (i) the Company, or such Subsidiary or Significant Joint Venture, as the case may be, would be entitled to create or incur a Lien to secure Indebtedness pursuant to the provisions of the "Negative Pledge" covenant equal in amount to the Attributable Value of the Sale-Leaseback Transaction without equally and ratably securing the Bonds and (ii) the Sale-Leaseback Transaction is treated as an Asset Sale and the provisions of the "Disposition of Proceeds of Asset Sales" covenant are satisfied with respect to such Sale-Leaseback Transaction.

     (h) Limitation on Guarantees by Subsidiaries. The Company will not permit any Subsidiary to, and will to the fullest extent of the rights available to it under the relevant contractual and organizational documents not permit its Significant Joint Ventures to, directly or indirectly, assume, guarantee or in any other manner become liable with respect to any Indebtedness of the Company which is Subordinated Indebtedness or Pari Passu Indebtedness unless such Subsidiary or Significant Joint Venture, as the case may be, simultaneously executes and delivers a supplemental indenture to the Indenture, pursuant to provisions in form and substance satisfactory to the Trustee, providing for a guarantee of payment of the Bonds by such subsidiary or Significant Joint Venture and (A) if any such assumption, guarantee or other liability is subordinated, the guarantee under such supplemental indenture shall be subordinated to the same extent as the Bonds are subordinated to Senior Indebtedness of the Company under the Indenture and (B) any such assumption, guarantee or other
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

liability of such Subsidiary or Significant Joint Venture with respect to Subordinated Indebtedness shall be subordinated to such Subsidiary's or Significant Joint Venture's, as applicable assumption, guarantee or other liability with respect to the Bonds to the same extent as such Subordinated Indebtedness is subordinated or junior to the Bonds under the Indenture.

     (i) Merger, Sale of Assets, Etc. The Company will not, in any transaction or series of transactions, merge or consolidate with or into, or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets as an entirety to, any person or persons, and the Company will not permit any of its Subsidiaries to, and will to the fullest extent of the rights available to it under the relevant contractual or organizational documents not permit its Significant Joint Ventures to, enter into any such transaction or series of transactions if such transaction or series of transactions, in the aggregate, would result in a sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the respective properties and assets of the Company and its Subsidiaries and Significant Joint Ventures on a combined basis, to any other person or persons, unless at the time of and after giving effect thereto (a) either (i) if the transaction or series of transactions is a merger or consolidation, the Company shall be the surviving person of such merger or consolidation, or (ii) the person formed by such consolidation or into which the Company or such Subsidiary or Significant Joint Venture is merged or to which the properties and assets of the Company and its Subsidiaries and Significant Joint Ventures are transferred (any such surviving person or transferee person being the "surviving Entity") shall be a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia or the United Kingdom, the Federal Republic of Germany, France or Italy and shall expressly assume by a supplemental indenture executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all the obligations of the Company under the Bonds and the Indenture, and in each case, the Indenture shall remain in full force and effect; (b) immediately before and immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing and the Company or the Surviving Entity, as the case may be, after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), could incur $1.00 of additional Indebtedness pursuant to the first paragraph of the covenant described under "-- Limitation on Indebtedness" above (assuming a market rate of interest with respect to such additional Indebtedness); (c) immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), the Consolidated Net Worth of the Company or the Surviving Entity, as the case may be, is at least equal to the Consolidated Net Worth of the Company immediately before such transaction or series of transactions; (d) such consolidation, merger, conveyance, transfer, lease or other disposition does not adversely affect the validity or enforceability of the Bonds; and (e) if the Surviving Entity is organized in a jurisdiction other than the United States of America, any state thereof or the District of Columbia, such entity appoints CT Corporation System, New York, New York, as its agent for service of process in any suit, action or proceeding with respect to the Indenture or the bonds issued thereunder and for actions brought under federal or state securities laws brought in any federal or state court located in the Borough of Manhattan in The City of New York and submits to such jurisdiction, waives forum non conveniens, waives or is not subject to immunity from suit and any judgments brought against such entity in respect of the Indenture and the Bonds may be recognized and enforced in such jurisdiction of its organization.

     In connection with any consolidation, merger, transfer, lease, assignment or other disposition contemplated hereby, the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an officer's certificate and an opinion of counsel, each stating that such consolidation, merger, transfer, lease, assignment or other disposition and the supplemental indenture in respect thereof comply with the foregoing requirements; provided, however, that solely for purposes of computing amounts described in subclause (C) of the covenant described under "-- Limitation on Restricted Payments" above, any such successor person shall only be deemed to have succeeded to and be substituted for

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

the Company with respect to periods subsequent to the effective time of such merger, consolidation or transfer of assets.

     Upon any consolidation or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company is not the continuing corporation, the successor corporation formed by such a consolidation or into which the Company is merged or to which such transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor corporation had been named as the Company therein.

     (j) Limitation on Other Subordinated Indebtedness. The Company will not create, incur, assume, guarantee or in any other manner become liable with respect to any Indebtedness that is subordinate in right of payment to any Senior Indebtedness unless such Indebtedness is also pari passu with, or subordinate in right of payment to, the Bonds. A Complying Public Equity Offering occurred on February 10, 1998.

REGISTRATION RIGHTS

     The Company has filed a Registration Statement, of which this Prospectus forms a part (the "Registration Statement") pursuant to the terms of a registration rights agreement with the Trustee, amongst others, for the benefit of the holders of the Bonds (the "Registration Rights Agreement"). Under the Registration Rights Agreement, the Company, at its expense, agreed to cause a shelf registration statement covering the issuance, or issuance and resale as the case may be, and resale of a sufficient number of shares of Common Stock that may be issuable upon conversion of the Bonds to be declared effective under the Securities Act prior to the first date on which any of such shares of Common Stock may be issued upon such conversion. The Company agreed to use its best efforts to maintain the effectiveness of such shelf registration statement until the earliest of (i) the expiration of the time period referred to in Rule 144(k) under the Securities Act with respect to all beneficial holders of shares of Common Stock that are not affiliates of the Company within the meaning of the Securities Act, and (ii) such time as all the shares of Common Stock covered by such registration statement have been sold pursuant to such registration statement. The Company will provide to each Bondholder, each holder of shares of Common Stock into which Bonds are converted, and the Paying Agent, Conversion Agent and Transfer Agent in Luxembourg copies of the prospectus that is part of such registration statement, notify such holders of the effectiveness of such registration statement and take all other action required to permit unrestricted resales of such shares of Common Stock. A holder who sells the shares of Common Stock pursuant to the shelf registration statement generally will be required to be named as a selling stockholder in the related prospectus and to deliver a prospectus to purchasers and will be bound by the provisions of the Registration Rights Agreement which are applicable to such holder (including certain indemnification provisions).

     Each holder must notify the Company not later than three Business Days prior to any proposed sale by such holder of shares of Common Stock pursuant to the shelf registration statement, which notice shall be effective for five Business Days. The Company may, upon written notice to such holder, suspend such holder's use of the prospectus (which is part of the shelf registration statement) for up to two periods not to exceed 45 consecutive days but not more than 60 days in any 365-day period if the Company in its reasonable judgment believes it may possess material non-public information the disclosure of which would have an adverse effect on the Company or any of its Subsidiaries or any Significant Joint Venture. Each holder, by its acceptance of a Bond, agrees to hold any communication by the Company in response to a notice of a proposed sale under the shelf registration statement in confidence.

     If the Registration Statement of which this Prospectus is a part does not remain effective with the Commission as required by the Registration Rights Agreement (a "Registration Default"), additional interest ("Liquidated Damages") will accrue on the Bonds from and including the day following such Registration Default to but excluding the day on which such Registration Default has been cured. Liquidated Damages will be paid semi-annually in arrears, with the first semi-annual payment due on the first Interest Payment Date, as applicable, following the date on which such Liquidated Damages begin to accrue and will accrue at a rate per annum of one quarter of one per cent (.25%) of the principal amount, to and including the 90th day following such Registration Default and at a rate per annum of one half of one cent (.5%) thereof from and after the

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

91st day following such Registration Default. In no event will Liquidated Damages accrue at a rate per annum exceeding one half of one per cent (.5%).

     The specific provisions relating to the registrations described above will be contained in the Registration Rights Agreement which is filed as an exhibit hereto.

RESERVATION OF SHARES OF COMMON STOCK

     The Company shall at all times reserve and keep available out of its authorized common stock, solely for the purpose of issuance or delivery upon conversion of the Bonds, the number of shares of Common Stock that it reasonably believes will be required to be delivered in connection with such conversion pursuant to the terms of the Indenture.

GOVERNING LAW

     The Indenture and the Bonds will be governed by the laws of the State of New York.

CERTAIN DEFINITIONS

     "Acquired Indebtedness" means, with respect to any specified person, (i) Indebtedness of any other person at the time such other person merged with or into or became a Subsidiary or Significant Joint Venture of any specified person, and (ii) Indebtedness encumbering any asset acquired by any specified person.

     "Affiliate" means, with respect to any specified person, any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person.

     "Asset Sale" means any sale, issuance, conveyance, transfer, lease or other disposition to any person other than the Company or a Wholly-Owned Subsidiary of the Company, in one or a series of related transactions, of (a) any Capital Stock of any Subsidiary or Significant Joint Venture (other than in respect of director's qualifying shares or investments by foreign nationals mandated by applicable law); (b) all or substantially all of the properties and assets of any division or line of business of the Company or any Subsidiary or Significant Joint Venture; or (c) any other properties or assets of the Company or any Subsidiary or Significant Joint Venture other than in the ordinary course of business. For the purposes of this definition, the term "Asset Sale" shall not include (i) any sale, transfer or other disposition of equipment, tools or other assets (including Capital Stock or other equity of any Subsidiary or Significant Joint Venture) by the Company or any of its Subsidiaries or Significant Joint Ventures in one or a series of related transactions in respect of which the Company or such Subsidiary or Significant Joint Venture receives cash or property with an aggregate Fair Market Value of U.S.$10,000,000 (or the foreign currency equivalent thereof) or less; (ii) any sale, issuance, conveyance, transfer, lease or other disposition of properties or assets that is governed by the provisions described under "-- Merger, Sale of Assets, Etc." above and (iii) any direct or indirect sale, transfer or other disposition of shares of Capital Stock of Hermes so long as after such sale, transfer or other disposition the Company owns or controls at least 51 per cent. of the Voting Stock of Hermes.

     "Average Life to Stated Maturity" means, with respect to any Indebtedness, as at any date of determination, the quotient obtained by dividing (i) the sum of the products of (a) the number of years (or any fraction thereof) from such date to the date or dates of each successive scheduled principal payment (including, without limitation, any sinking fund requirements) of such Indebtedness multiplied by (b) the amount of each such principal payment by (ii) the sum of all such principal payments.

     "Capital Research Notes" means the aggregate $30 million of notes issued pursuant to (i) the Senior Note Purchase Agreement, dated as of February 2, 1996, as amended, between GTS and Emerging Markets Growth Fund, Inc. and (ii) the Senior Note Purchase Agreement, dated as of February 2, 1996, as amended, between GTS and Capital International Emerging Markets Funds.

     "Capital Stock" means, with respect to any person, any and all shares, interests, participations, rights in or other equivalents (however designated) of such person's capital stock, and any rights (other than debt

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

securities convertible into capital stock), warrants or options exchangeable for or convertible into such capital stock.

     "Capitalized Lease Obligation" means any obligation under a lease of (or other agreement conveying the right to use) any property (whether real, personal or mixed) that is required to be classified and accounted for as a capital lease obligation under GAAP, and the amount of such obligation at any date shall be the capitalized amount thereof at such date, determined in accordance with GAAP.

     "Cash Equivalents" means, at any time, (a) any evidence of Indebtedness with a maturity of 180 days or less issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof); (b) certificates of deposit or acceptances with a maturity of 180 days or less of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than U.S.$500,000,000 (or the foreign currency equivalent thereof); (c) certificates of deposit with a maturity of 180 days or less of any financial institution that is not organized under the laws of the United States, any state thereof or the District of Columbia that are rated at least A-1 by S&P or at least P-1 by Moody's or at least an equivalent rating category of another nationally recognized securities rating agency; and (d) repurchase agreements and reverse repurchase agreements relating to marketable direct obligations issued or unconditionally guaranteed by the government of the United States of America or issued by any agency thereof and backed by the full faith and credit of the United States of America, in each case maturing within 180 days from the date of acquisition; provided that the terms of such agreements comply with the guidelines set forth in the Federal Financial Agreements of Depository Institutions With Securities Dealers and Others, as adopted by the Comptroller of the Currency on October 31, 1985.

     "Change of Control" means the occurrence of any of the following events:
(a) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than the Permitted Holders, is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time, upon the happening of an event or otherwise), directly or indirectly, of more than 40 per cent of the total Voting Stock of the Company (50.1 per cent, in the case of a Strategic Investor); (b) the Company consolidates with, or merges with or into, another person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any person, or any person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property, other than any such transaction where (i) the outstanding Voting Stock of the Company is converted into or exchanged for (1) Voting Stock (other than Redeemable Capital Stock) of the surviving or transferee corporation or (2) cash, securities and other property in an amount which could then be paid by the Company as a Restricted Payment under the Indenture, or a combination thereof, and (ii) immediately after such transaction no "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), excluding Permitted Holders is the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time, upon the happening of an event or otherwise), directly or indirectly, of more than 50 per cent of the total Voting Stock of the surviving or transferee corporation; (c) at any time during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of 66 2/3 per cent of the directors than still in office who were either directors at the beginning of such period of whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office; or (d) the Company is liquidated or dissolved or adopts a plan of liquidation.

     "Chatterjee Notes" means the aggregate $40 million of notes issued pursuant to (a) the Senior Note Purchase Agreement, dated as of January 19, 1996, as amended, among GTS, The Open Society Institute and
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

Chatterjee Fund Managements, L.P. and (b) the Senior Note Purchase Agreement, dated as of June 6, 1996, as amended, among the Company, The Open Society Institute, Winston Partners II LDC and Winston Partners II LLC.

     "Closing Price" means the closing price of the shares of Common Stock on a Qualifying Stock Exchange or if the shares of Common Stock are listed on more than one such exchange the average of such closing prices on all such exchanges.

     "Common Stock" means, with respect to any person, any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or nonvoting) of, such person's common stock, whether outstanding at the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

     "Complying Public Equity Conditions" means all of the following: (a) the Company has made public sales of shares of Common Stock with a cumulative public offering price of at least U.S.$100,000,000 to an aggregate of not less than 50 purchasers; (b) the shares of Common Stock have been listed or shall be listed in connection with the offering on either the New York Stock Exchange, the London Stock Exchange, the American Stock Exchange or the Nasdaq National Market; and (c) the Company shall have registered additional shares of Common Stock from Private Equity Offerings with a market value of at least U.S.$100,000,000 calculated using the offering price in the Complying Public Equity Offering.

     "Complying Public Equity Offering" means a public offering of shares of Common Stock where, immediately following completion thereof, (a) the Complying Public Equity Conditions have been met and (b) the aggregate number of shares of Common Stock sold thereby, together with any shares of Common Stock sold in any prior public offerings plus the number of shares of Common Stock into which the Bonds may be converted (calculated as if such conversion were to be effected at the time of such public offering) does not exceed 50 per cent of the total shares of Common Stock outstanding on a fully diluted basis.

     "Consolidated Net Worth" means, with respect to any person at any date, the consolidated stockholders' equity of such person less the amount of such stockholders' equity attributable to Redeemable Capital Stock of such person and its subsidiaries, as determined in accordance with GAAP.

     "Conversion Agent" means the office or agency (which shall be located in the Borough of Manhattan, the City of New York, State of New York) where Bonds may be presented for conversion.

     "Conversion Date" means the earliest date possible after the listings of the shares of Common Stock on the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market that the Company may deliver shares of Common Stock to converting Bondholders.

     "Covenant Defeasance" means the 123rd day after (i) the Company has irrevocably deposited with the Trustee, in trust, for the benefit of the Bondholders, cash in U.S. dollars, non-callable U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinions of a nationally recognized firm of independent public accountants selected by the Company, to pay the principal of and premium, if any, on the outstanding Bonds at their Maturity or on the applicable optional redemption date, as the case may be, of such principal or installment of principal of, or premium, if any, on the outstanding Bonds; (ii) the Company must have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the holders of the outstanding Bonds will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iii) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (iv) such Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries or Significant Joint Ventures is a party or by which the Company or any of its Subsidiaries or Significant Joint Ventures is bound; (v) the Company must have delivered to the Trustee an opinion of counsel to the effect that after the 123rd day (or such other applicable date) following the deposit of the instruments referred to in (i), the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws
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

affecting creditors' rights generally and the creation of the defeasance trust does not violate the Investment Company Act of 1940, as amended; (vi) the Company must have delivered to the Trustee an Officers' Certificate of the Company stating that the deposit was not made by the Company with the intent of preferring the Bondholders over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and (vii) the Company must have delivered to the Trustee an Officers' Certificate of the Company and an opinion of counsel in the United States acceptable to the Trustee, each stating that all conditions precedent provided for relating to the Covenant Defeasance have been complied with.

     "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Subsidiary or any Significant Joint Venture against fluctuations in currency values.

     "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

     "Designated Senior Indebtedness" means Senior Indebtedness permitted under the Indenture, the principal amount of which is $30 million (or the foreign currency equivalent) or more and has been designated by the Company as Designated Senior Indebtedness (which includes the Chatterjee Notes and the Capital Research Notes).

     "Eligible Joint Venture" means a Joint Venture (other than a Subsidiary)
(a) that is formed with respect to the construction, development, acquisition, servicing, ownership, improvement, operation or management of a telecommunications business, (b) in which the Company, directly or indirectly, owns at least 25 per cent. of the Capital Stock or other ownership interest therein and (c) in respect of which the Company, directly or indirectly, either
(i) controls, by voting power, membership on the board of directors or management committee or other similar governing body, or through the provisions of any applicable partnership, joint venture, shareholder or other similar agreement or under an operating, maintenance or management agreement or otherwise, the management and operation of the Joint Venture and any telecommunications project of such Joint Venture or (ii) otherwise has the right to control or veto material acts and decisions with respect to the management or operation of the Joint Venture that, taken as a whole, are substantially similar to the rights of the Company with respect to the Existing Joint ventures as of the Issue Date.

     "Event of Default" has the meaning set forth under "Events of Default" herein.

     "Existing Joint Venture" means each of the PrymTelefon, Bancomsvyaz, TeleCommunications of Moscow, Hermes Europe Railtel B.V., LvNet-Telport, GTS Monaco Access S.A.M., Sovam Teleport Kiev Division L.L.C., EDN Sovintel, all the entities in which SFMT-Rusnet, Inc. currently has an interest, all the entities in which Vostok Mobile b.v. currently has an interest and their respective successors.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Fair Market Value" means, with respect to any asset, the price, as determined by the Board of Directors of the Company, acting in good faith, which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of which is under pressure or compulsion to complete the transaction; provided, however, that, with respect to any transaction or related series of transactions which involved an asset or assets in excess of U.S.$10,000,000 (or the foreign currency equivalent thereof), in the aggregate, such determination shall be evidenced by a resolution of the majority of disinterested members of the Board of Directors of the Company delivered to the Trustee.

     "Fixed Charge Coverage Ratio" of the Company means, for any period, the ratio of (a) the sum of Pro rata Combined Adjusted Net Income, Pro rata Combined Interest Expense, Pro rata Combined Income Tax Expense and Pro rata Combined Non-cash Charges deducted in computing Pro rata Combined Adjusted Net Income, in each case, for such period to (b) Pro rata Combined Interest Expense for such period.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other

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

entity as may be approved by a significant segment of the accounting profession of the United States of America, which are applicable from time to time and are consistently applied.

     "Indebtedness" means, with respect to any person, without duplication, (a) all liabilities of such person for borrowed money or for the deferred purchase price of property or services, excluding any (i) trade account payables arising in the ordinary course of business and (ii) other accrued current liabilities incurred in the ordinary course of business, including, without limitation, all obligations, contingent or otherwise, of such person in connection with any letters of credit, banker's acceptance or other similar credit transaction; (b) all obligations of such person evidenced by bonds, debentures or other similar instruments; (c) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade accounts payable arising in the ordinary course of business; (d) all Capitalized Lease Obligations of such person; (e) all Indebtedness referred to in the preceding clauses of other persons and all dividends of other persons, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon property (including, without limitation, accounts and contract rights) owned by such person, event though such person has not assumed or become liable for the payment of such Indebtedness (the amount of such obligation being deemed to be the lesser of the value of such property or asset or the amount of the obligation so secured); (f) all guarantees of Indebtedness referred to in this definition by such person; (g) all Redeemable Capital Stock of such person valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends; (h) all obligations under or in respect of Currency Agreements and Interest Rate Protection Obligations of such person; (i) any Preferred Stock of such person that provides for payments of liquidation value by way of a sinking fund, or by way of a mandatory redemption, defeasance, retirement, repurchase or otherwise, or allows the holder the option to redeem, in each case prior to the 91st day prior to the Maturity of the Bonds (valued at the sum of (without duplication)
(A) the liquidation preference thereof, (B) any mandatory redemption payment obligations in respect thereof (C) accrued dividends thereon); and (j) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (a) through (i) above. For purposes hereof, the "maximum fixed repurchase price" of any Redeemable Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Stock as if such Redeemable Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Redeemable Capital Stock, such fair market value shall be determined in good faith by the board of directors of the issuer of such Redeemable Capital Stock.

     "Independent Financial Advisor" means a firm (i) which does not, and whose directors, officers and employees or Affiliates do not, have a material direct or indirect financial interest in the Company, any Subsidiary or Significant Joint Venture and (ii) which, in the judgement of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

     "Interest Rate Protection Agreement" mens any arrangement with any other person whereby, directly or indirectly, such person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include without limitation, interest rate swaps, caps, floors, collars and similar agreements.

     "Interest Rate Protection Obligations" means the obligations of any person pursuant to an Interest Rate Protection Agreement.

     "Investment" means, with respect to any person, any direct or indirect loan or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such person of any Capital Stock, bonds, debentures or other securities or evidences of Indebtedness issued by, any other person. "Investments" shall exclude extension of trade credit in the ordinary course of business in accordance with normal trade practices.

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

     "Issue Date" means the closing date for the sale and issuance of the Bonds under the Indenture.

     "Joint Venture" means joint venture, partnership or other similar arrangement, whether corporation, partnership or other legal form where the Company or one or more Subsidiaries has, directly or indirectly, less than a majority of the Voting Stock or other ownership interest.

     "Lien" means any mortgage, charge, pledge, lien (statutory or other), security interest, hypothecation, assignment for security, claim, or preference or priority or other encumbrance upon or with respect to any property of any kind; provided that in no event shall an operating lease be deemed to constitute a Lien. A person shall be deemed to own subject to a Lien any property which such person has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

     "Material Joint Venture" means a Joint Venture that, as of the end of the most recent four-quarter period, had (i) total assets which exceeded 10 per cent. of the total combined assets of the Company at the end of such period or
(ii) total revenues which exceeded 15 per cent. of the total combined revenues of the Company for such period.

     "Material Subsidiary" means a Subsidiary that, as of the end of the most recent four-quarter period, had (i) total assets which exceeded 10 per cent. of the total combined assets of the Company at the end of such period or (ii) total revenues which exceeded 15 per cent. of the total combined revenues of the Company for such period.

     "Maturity" means, (i) when used with respect to the Bonds, June 30, 2000 and (ii) when used with respect to any Indebtedness other than the Bonds, the date specified in the instrument governing such Indebtedness as the fixed date on which the principal of such Indebtedness, or any installment of interest thereon, is due and payable.

     "Moody's" means Moody's Investors Service, Inc. and its successors.

     "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds thereof in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse) net of (i) brokerage commissions and other fees and expenses (including, without limitation, fees and expenses of legal counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes payable as a result of such Asset Sale, (iii) amounts required to be paid to any person (other than the Company or any Subsidiary or Significant Joint Venture) owning a beneficial interest in the assets subject to the Asset Sale and (iv) appropriate amounts to be provided by the Company or any Subsidiary or Significant Joint Venture, as the case may be, as a reserve required in accordance with GAAP against any liabilities associated with such Asset Sale and retained by the Company or any Subsidiary or Significant Joint Venture, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an officers' certificate delivered to the Trustee.

     "Non-Complying Equity Offering" means (i) a Private Equity Offering or (ii) a public offering of shares of Common Stock that is not a Complying Public Equity Offering.

     "Non-Complying Public Equity Offering" means a public equity offering of shares of Common Stock that satisfies all the Complying Public Equity Conditions, except that the cumulative public offering price is less than U.S.$100,000,000.

     "Notice of Offering" means a notice given to the Trustee or the Bondholders and, if required by the Indenture, the Luxembourg Stock Exchange, that a Complying Public Equity Offering or a Non-Complying Equity Offering has occurred.

     "Pari Passu Indebtedness" means Indebtedness of the Company which ranks pari passu in right of payment with the Bonds.

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

     "Paying Agent" means the office or agency (which shall be located in the Borough of Manhattan, the City of New York, State of New York) where Bonds may be presented for payment of principal, premium, if any, and interest.

     "Permitted Holder" means (A) Alan B. Slifka and any entity controlled by him, (B) one or more of George Soros, Soros Fund Management LLC, Purnendu Chatterjee or Chatterjee Management Company or affiliates of any of the foregoing, and any person or entity for which any such person or entity acts as investment advisor or investment manager and (C) any person that acquires the capital stock of the Company in a Strategic Equity Offering.

     "Permitted Investments" means any of the following: (i) Investments in any Subsidiary or Significant Joint Venture; (ii) Investments in any person that is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, the Company or any Subsidiary or Significant Joint Venture of the Company at the time such Investment is made; (iii) Investments in cash or Cash Equivalents; (iv) Investments in deposits with respect to leases or utilities provided to third parties in the ordinary course of business; (v) Investments in the Bonds; (vi) Investments in Currency Agreements on commercially reasonable terms entered into by the Company or any of its Subsidiaries or Significant Joint Ventures in the ordinary course of business in connection with the operations of the business of the Company or its Subsidiaries or Significant Joint Ventures to hedge against fluctuations in foreign exchange rates; (vii) loans or advances to officers or employees of the Company and its Subsidiaries or Significant Joint Ventures in the ordinary course of business for bona fide business purposes of the Company and its Subsidiaries or Significant Joint Ventures (including travel and moving expenses) not in excess of U.S.$5,000,000 (or the foreign currency equivalent) in the aggregate at any one time outstanding; (viii) Investments in evidences of Indebtedness, securities or other property received from another person by the Company or any of its Subsidiaries or Significant Joint Ventures in connection with any bankruptcy proceeding or by reason of a composition or readjustment of debt or a reorganization of such person or as a result of foreclosure, perfection or enforcement of any Lien in exchange for evidences of Indebtedness, securities or other property of such person held by the Company or any of its Subsidiaries or Significant Joint Ventures, or for other liabilities or obligations of such other person to the Company or any of its Subsidiaries or Significant Joint Ventures that were created, in accordance with the terms of the Indenture; (ix) Investments in Interest Rate Protection Agreements on commercially reasonably terms entered into by the Company or any of its Subsidiaries or Significant Joint Ventures in the ordinary course of business in connection with the operations of the business of the Company or its Subsidiaries or Significant Joint Ventures to hedge against fluctuations in interest rates; and (x) Investments in entities that are not Subsidiaries or Significant Joint Ventures, to finance the construction, installation, improvement, acquisition or operation of Telecommunications Assets, provided that such Investments do not exceed in the aggregate, the greater of U.S.$25,000,000 (or the foreign currency equivalent) or 10 per cent. of the pro rata combined assets of the Company or, individually, the greater of U.S.$5,000,000 (or the foreign currency equivalent) or 2 per cent. of the pro rata combined assets of the Company.

     "person" means any individual, corporation, limited liability company partnership, joint venture, association, joint-stock company, trust, charitable foundation, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     "PORTAL" means the PORTAL trading system of the NASD.

     "Preferred Stock" of any person means capital stock of such person of any class or classes (however designated) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such person, to shares of capital stock of any other class of such person.

     "Private Equity Offering" means a private offering of shares of Common Stock pursuant to an exemption from registration under the Securities Act.

     "Pro rata Combined Adjusted Net Income" means, for any period, the pro rata combined net income (or loss) of the Company and its Subsidiaries and Significant Joint Ventures for such period, adjusted by

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

excluding, without duplication, (a) any net after-tax extraordinary gains or losses (less all fees and expenses relating thereto), (b) any net after-tax gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions other than in the ordinary course of business, and (c) the portion of net income (or loss) of any person (other than the Company or a Subsidiary or Significant Joint Venture), in which the Company or any such Subsidiary or Significant Joint Venture has an ownership interest, except to the extent of the amount of dividends or other distributions actually paid to the Company or any Subsidiary or any Significant Joint Venture in cash dividends or distributions during such period.

     "Pro rata Combined Interest Expense" means, for any period, without duplication, the sum of (a) the pro rata combined interest expense of the Company and its Subsidiaries and its Significant Joint Ventures for such period, including, without limitation, (i) amortization of debt discount, (ii) the net cost of Interest Rate Protection Agreements (including amortization of discounts), (iii) the interest portion of any deferred payment obligation and
(iv) amortization of debt issuance costs, plus (b) the pro rata combined interest component of Capitalized Lease Obligations of the Company, its Subsidiaries and Significant Joint Ventures during such period, less (c) pro rata interest income of the Company, its Subsidiaries and Significant Joint Ventures; provided that (x) the Pro rata Combined Interest Expense attributable to interest on any Indebtedness computed on a pro forma basis and (A) bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period and (B) which was not outstanding during the period for which the computation is being made but which bears, at the option of the Company, a Subsidiary or Significant Joint Venture as the case may be, a fixed or floating rate of interest, shall be computed by applying at the option of the Company, either the fixed or floating rate, and (y) in making such computation, the Pro rata Combined Interest Expense attributable to interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period; provided further that, notwithstanding the foregoing, the interest rate with respect to any Indebtedness covered by any Interest Rate Protection Agreement shall be deemed to be the effective interest rate with respect to such Indebtedness after taking into account such Interest Rate Protection Agreement.

     "Pro rata Combined Income Tax Expense" means, for any period the provision for federal, state, local and foreign income taxes of the Company, its Subsidiaries and Significant Joint Ventures for such period as determined on a pro rata combined basis.

     "Pro rata Combined Non-cash Charges" means, for any period, the aggregate depreciation, amortization and other non-cash expenses of the Company and its Subsidiaries and Significant Joint Ventures reducing Pro rata Combined Adjusted Net Income for such period, determined on a pro rata combined basis (excluding any such non-cash charge that requires an accrual of or reserve for cash charges for any future period).

     "Qualifying Stock Exchange" means the New York Stock Exchange, the American Stock Exchange, the London Stock Exchange or the Nasdaq National Market.

     "Redeemable Capital Stock" means any shares of any class or series of Capital Stock that, either by the terms thereof, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is or upon the happening of an event or passage of time would be, required to be redeemed prior to the Maturity with respect to the principal of the Bonds or is redeemable at the option of the holder thereof at any time prior to any such Maturity, or is convertible into or exchangeable for debt securities at any time prior to any such Maturity.

     "Redemption Date" means with respect to any Bonds to be redeemed, the date fixed by the Company for such redemption pursuant to the Indenture and the Bonds.

     "Sale-Leaseback Transaction" of any person means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by such person of any property or asset of such person which has been or is being sold or transferred by such person after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset. The stated maturity of such arrangement shall be the date of the last payment of rent or any other

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

amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.

     "Senior Indebtedness" means the principal of, premium, if any, interest, and other amounts payable on or in respect of any Indebtedness of the Company, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Bonds. Notwithstanding the foregoing, "Senior Indebtedness" shall not include (a) Indebtedness evidenced by the Bonds, (b) Indebtedness that is pursuant to the instrument creating such Indebtedness expressly subordinate or junior in right of payment to any Indebtedness of the Company, (c) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to the Company, (d) Indebtedness which is represented by Redeemable Capital Stock, (e) Indebtedness for goods, materials or services purchased in the ordinary course of business or Indebtedness consisting of trade account payables or other current liabilities incurred in the ordinary course of business, (f) Indebtedness of or amounts owed by the Company for compensation to employees or for services rendered to the Company, (g) any liability for federal, state, local or other taxes owed or owing by the Company, (h) other than the Chatterjee Notes and the Capital Research Notes, Indebtedness of the Company to a Wholly-Owned Subsidiary or any other Affiliate of the Company or any of such Affiliate's Wholly-Owned Subsidiaries, (i) that portion of any Indebtedness which is incurred by the Company in violation of the Indenture and (j) amounts owing under leases (other than Capitalized Lease Obligations).

     "Significant Joint Venture" means any Existing Joint Venture or any Eligible Joint Venture.

     "S&P" means Standard & Poor's Ratings Group, and its successors.

     "Strategic Equity Offering" means a private sale of more than 10 per cent. and less than 30 per cent. (calculated on a fully-diluted basis after giving effect to such offering) of shares of Common Stock to a Strategic Investor.

     "Strategic Investor" means an entity that has a total market capitalization of at least $3,000,000,000 or a rating of at least BBB- from S&P and/or a rating of Baa3 from Moody's, and is engaged in the business of providing telecommunications services or in the manufacture and sale of telecommunications equipment, or any subsidiary of such person.

     "Subordinated Indebtedness" means Indebtedness of the Company which is by its terms subordinated in right of payment to the Bonds.

     "Subsidiary" means, with respect to the Company, (i) a corporation a majority of whose Voting Stock is at the time, directly or indirectly, owned by the Company, by one or more Subsidiaries of the Company or by the Company and one or more Subsidiaries and (ii) any other person (other than a corporation), including, without limitation, a joint venture, in which the Company, one or more Subsidiaries of the Company or the Company and one or more Subsidiaries, directly or indirectly, at the date of determination thereof, has at least majority ownership interest entitled to vote in the election of directors, managers or trustees thereof (or other person performing similar functions). For purposes of this definition, any directors' qualifying shares or investments by foreign nationals mandated by applicable law shall be disregarded in determining the ownership of a Subsidiary.

     "Telecommunications Assets" means, with respect to any person, any tangible or intangible asset (including the capital stock of another person) that is utilized by such person, directly or indirectly, for the design, development, installation, integration, management or provision of telecommunications systems and/or services, including, without limitation, any business or services in which the Company, or any Subsidiary or any Significant Joint Venture of the Company is engaged at the Issue Date.

     "Trading Days" means, with respect to a securities exchange or automated quotation system, a day on which such exchange or system is open for a full day of trading.

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

     "Transfer Agent" means the office or agency (which shall be located in the Borough of Manhattan, the city of New York, state of New York) where Bonds may be presented for registration of transfer or for exchange.

     "U.S. Government Obligations" means securities that are (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (b) obligations of a person controlled or supervised by and acting as an agency or instrumentally of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Obligations or a specific payment of the principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depository receipt.

     "Voting Stock" means any class or classes of Capital Stock pursuant to which the holders thereof under ordinary circumstances have the power to vote in the election of the board of directors, managers or trustees of any person (irrespective of whether or not, at the time, Capital Stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

     "Wholly-Owned Subsidiary" means any Subsidiary of the Company of which 100 per cent of the outstanding Capital Stock is owned by the Company or by one or more Wholly-Owned Subsidiaries of the Company or by the Company and one or more Wholly-Owned Subsidiaries of the Company. For purposes of this definition, any directors' qualifying shares or investments by foreign nationals mandated by applicable law shall be disregarded in determining the ownership of a Subsidiary.

ENFORCEMENT

     At any time after the Bonds shall have become due and payable, the Trustee may, at its discretion and without further notice, take such proceedings against the Company as it may think fit to enforce repayment of the Bonds together with premium (if any) and accrued interest and to enforce the provisions of the Indenture, but it shall not be bound to take any such proceedings unless (a) it shall have been so directed in writing by the holders of at least 25 per cent. in principal amount of the Bonds then outstanding, and (b) it shall have been indemnified to its satisfaction. No Bondholder shall be entitled to proceed directly against the Company unless the Trustee, having become bound so to proceed, fails to do so within 30 days after the receipt of the request and offer, such request has not been rescinded pursuant to the terms of the Indenture, and such failure to proceed shall be continuing.

NOTICES

     Notices to Bondholders shall be validly given if (i) mailed to them at their respective addresses in the register and (ii) published in an English language newspaper of general circulation in Europe approved by the Trustee, currently expected to be the Financial Times, and, so long as the Bonds are listed on the Luxembourg Stock Exchange, published in a daily newspaper of general circulation in Luxembourg approved by the Trustee, currently expected to be the Luxemburger Wort. Any such notice shall be deemed to have been given on the first date on which both conditions shall have been met.

MEETINGS OF BONDHOLDERS, MODIFICATION AND WAIVER

     The Indenture contains provisions for convening meetings of Bondholders to consider any matter affecting their interests, including any modification of, or arrangement in respect of, the terms and conditions of the Bonds or of the provisions of the Indenture. Certain special quorum provisions apply for meetings of Bondholders convened for the purpose of amending certain terms concerning, inter alia, the amounts payable on and the currency of payment of the Bonds and the Conversion Rights. Any resolution duly passed at any such meeting will be binding on all Bondholders, whether present or not.

SATISFACTION AND DISCHARGE

     The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Bonds, as expressly provided for in the Indenture) as to all outstanding Bonds when either (a) all the Bonds theretofore authenticated and delivered (except lost, stolen or destroyed Bonds which have been replaced or repaid and Bonds for whose payment money has theretofore been deposited with the Trustee or any Paying Agent in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation and the Company has paid all other sums payable by it under the Indenture or (b)(i) the Company has distributed to the Trustee and each holder of Bonds notice of redemption or all Bonds have otherwise become due and payable; (ii) all Bonds not theretofore delivered to the Trustee for cancellation (except lost, stolen or destroyed Bonds which have been replaced or paid) have been called for redemption pursuant to the terms of the Bonds or have otherwise become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Bonds not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Bonds to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;
(iii) the Company shall have irrevocably deposited or caused to be deposited with the Trustee or a trustee reasonably satisfactory to the Trustee, under the terms of an irrevocable trust agreement in form and substance satisfactory to the Trustee, as trust funds in trust solely for the benefit of the Holders for that purpose, money in such amount as is sufficient without consideration of reinvestment of such interest, to pay principal of, premium, if any, and interest on the outstanding Bonds to Maturity or redemption, as certified in a certificate of a nationally recognized firm of independent public accountants, provided that the Trustee shall have been irrevocably instructed to apply such money to the payment of said principal, premium, if any, and interest with respect to the Bonds and, provided, further, that from and after the time of deposit, the money deposited shall not be subject to the rights of holders of Senior Indebtedness' pursuant to the provisions of Article Ten; (iv) there exists no Default or Event of Default under the Indenture; (v) the Company shall have paid all other sums payable under the Indenture by the Company; and (vi) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the termination of the Company's obligations under the Bonds and the Indenture have been complied with.

AMENDMENTS AND WAIVERS

     From time to time, the Company, when authorized by a resolution of its Board of Directors, and the Trustee may, without the consent of the holders of any outstanding Bonds, amend, waive or supplement the Indenture or the Bonds for certain specified purposes, including, among other things, (a) curing ambiguities, defects or inconsistencies, (b) qualifying, or maintaining the qualification of, the Indenture under the Trust Indenture Act of 1939, (c) evidencing the succession of another Person to the Company or any other obligor on the Bonds, and the assumption by any such successor of the covenants of the Company or such obligor in the Indenture and in the Bonds in accordance with the "Merger, Sale of Assets, Etc." covenant; (d) adding to the covenants of the Company or any other obligor upon the Bonds for the benefit of the holders of the Bonds or surrendering any right or power conferred upon the Company or any other obligor upon the Bonds, as applicable, in the Indenture or in the Bonds;
(e) evidencing the replacement of the Trustee by a trustee that is appointed to so act pursuant to the terms of the Indenture; and (f) evidencing or making any other change that does not adversely affect the rights of any holder of Bonds; provided, however, that such change does not adversely affect the rights of any holder of Bonds and the Company has delivered to the Trustee an opinion of counsel to such effect.

     Other amendments and modifications of the Indenture or the Bonds may be made by the Company and the Trustee with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding Bonds; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding Bond affected thereby, (i) reduce the principal amount of, extend the fixed maturity of or alter the redemption provisions of, the Bonds, (ii) change the currency in which any Bonds or any premium or the interest thereon is payable or make the principal of, premium, if any, or interest on any Bond payable in money other than that stated in the Bond, (iii) reduce the percentage in principal amount of outstanding Bond that must consent to an amendment, supplement or waiver or consent to take any action under the Indenture or the Bonds, (iv) impair the right to institute suit for the enforcement of any payment on or with respect to the Bonds, (v) waive a default in payment with respect to the Bonds, (v) amend, change or modify the obligations of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate the offer with respect to any Asset Sale or modify any of the provisions or definitions with respect thereto, (vii) reduce or change the rate or time for payment of interest on the Bonds, (viii) modify or change any provision of the Indenture affecting the subordination or ranking of the Bonds in manner adverse to the holders of the Bonds, or (ix) take any other action otherwise prohibited by the Indenture or be taken without the consent of each Bondholder affected thereby.

THE TRUSTEE

     The Indenture provides that, except during the continuance of an Event of Default, the Trustee thereunder will perform only such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

     The Trustee may, without the consent of the Bondholders:

          (i) agree to any modification of the provisions of the Indenture or the Bonds which, in the opinion of the Trustee, is of a formal, minor or technical nature, is made to correct a manifest error or to comply with mandatory provisions of law or is not materially prejudicial to the interests of the Bondholders;

          (ii) waive or authorize any breach or proposed breach by the Company of the provisions of the Indenture or the Bonds, or determine that the occurrence of any Event of Default shall not be treated as such, which, in the opinion of the Trustee, is not materially prejudicial to the interests of the Bondholders.

     Any such modification, waiver or authorization shall be binding on the Bondholders and , if the Trustee so requires, such modification shall be notified by the Company to the Bondholders as soon as possible.

INDEMNIFICATION OF THE TRUSTEE

     The Indenture contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking proceedings to enforce repayment or taking steps to enforce the Conversion Rights unless indemnified to its satisfaction. The Trustee is entitled to enter into business transactions with the Company or any entity related to it without accounting for any profit.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 135,000,000 shares of Common Stock, par value $0.10 per share, of which 57,241,716 shares were issued and outstanding as of June 30, 1998, and 10,000,000 shares of preferred stock, par value $0.0001 per share (the "Preferred Stock"), none of which is outstanding. In addition, in July 1998, the Company issued 2,801,000 shares of Common Stock in the Stock Offerings. See "Risk Factors -- Shares Eligible for Future Sale; Registration Rights; Potential Adverse Impact on Market Price from Sales of Common Stock." The following summary of the rights, privileges, restrictions and conditions of each of the classes of shares issued by the Company does not purport to be complete and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Certificate of Incorporation and By-laws, and to the applicable provisions of the General Corporation Law of the State of Delaware (the "DGCL").

COMMON STOCK

     Holders of Common Stock are entitled to one vote for one share held of record on all matters upon which shareholders have the right to vote. There are no cumulative voting rights. All issued and outstanding shares of Common Stock are, and the Offered Shares, when issued and paid for, will be, validly issued, fully paid and non-assessable. Holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of funds legally available for that purpose. See "Dividend Policy." Upon dissolution, holders of Common Stock are entitled to share pro rata in the assets of the Company remaining after payment in full of all of its liabilities and obligations, including payment of the liquidation preference, if any, of any Preferred Stock then outstanding.

PREFERRED STOCK

     The Board of Directors may authorize the issuance of one or more series of Preferred Stock having such rights, including voting, conversion and redemption rights, and such preferences, including dividend and liquidation preferences, as the Board may determine, without further action by the stockholders of the Company.

     The issuance of Preferred Stock by the Board of Directors could adversely affect the rights of holders of Common Stock. For example, the issuance of Preferred Stock could result in a series of securities outstanding that would have preferences over the Common Stock with respect to dividends and in liquidation and that could, upon conversion or otherwise, enjoy all the rights appurtenant to the Common Stock. As of the date of the Offerings, the Company has authorized 200,000 shares of Series A Junior Participating Preferred Stock, par value $.0001 per share (the "Series A Preferred Stock"). No other series of Preferred Stock has been authorized. There are no issued and outstanding shares of Series A Preferred Stock and no such shares are being offered hereby. A Right (as defined below) to purchase shares of Series A Preferred Stock, however, is attached to each share of Common Stock pursuant to the Rights Agreement discussed below. The Company has authorized 200,000 shares of Series A Preferred Stock initially for issuance upon exercise of such Rights.

     The Units (as defined herein) of Series A Preferred Stock that may be acquired upon exercise of the Rights will be nonredeemable and subordinate to any other shares of preferred stock that may be issued by the Company. Each Unit of Series A Preferred Stock will have a minimum preferential quarterly dividend of $.01 per Unit or any higher per share dividend declared on the Common Stock. In the event of liquidation, the holder of a Unit of Series A Preferred Stock will receive a preferred liquidation payment equal to the greater of $.01 per Unit and the per share amount paid in respect of a share of Common Stock.

     Each Unit of Series A Preferred Stock will have one vote, voting together with the Common Stock. The holders of Units of Series A Preferred Stock, voting as a separate class, shall be entitled to elect two directors if dividends on the Series A Preferred Stock are in arrears for six fiscal quarters.

     In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Unit of Series A Preferred Stock will be entitled to receive the per share amount paid in respect of each share of Common Stock. The rights of holders of the Series A Preferred Stock to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions. Because of the nature of the Series A Preferred Stock's dividend, liquidation and voting rights, the economic value of one Unit of Series A Preferred Stock that may be acquired upon the exercise of each Right is expected to approximate the economic value of one share of Common Stock.

PRIOR PURCHASE AGREEMENTS

     The Company and certain investors ("Prior Shareholders") have previously entered into stock purchase agreements on (i) April 23, 1993 (the "1993 Stock Purchase Agreement"), (ii) April 22, 1994 and June 17, 1994 (collectively, the "1994 Stock Purchase Agreements"), (iii) a series of dates in 1995 (the "1995 Stock Purchase Agreements"), (iv) a series of dates in 1996 (the "1996 Stock Purchase Agreements"), (v) a series of dates in 1997 (the "1997 Stock Purchase Agreements" and, together with the 1993 Stock Purchase Agreement, the 1994 Stock Purchase Agreements, the 1995 Stock Purchase Agreements and the 1996 Stock Purchase Agreements, the "Prior Purchase Agreements"). The Prior Purchase Agreements contain, among other things, certain registration and other rights granted by the Company with respect to such Common Stock described below.

     Registration Rights. Pursuant to the terms of the Prior Purchase Agreements, Prior Shareholders holding an aggregate of 29,623,784 shares of Common Stock are entitled to certain demand registration rights with respect to the Common Stock held by them ("Demand Registration Rights") following the consummation of the IPO. In addition to the Demand Registration Rights, Prior Shareholders are, subject to certain limitations, entitled to register shares of Common Stock in connection with a registration statement prepared by the Company to register its equity securities. Holders who purchased pursuant to the 1993 Stock Purchase Agreement may also register their shares of Common Stock in connection with a registered sale of Common Stock by a Major Shareholder (as that term is defined in the 1993 Stock Purchase Agreement). All of the registration rights of the Prior Shareholders are subject to certain conditions and limitations described in the Prior Purchase Agreements.

     Rights of First Refusal and Tag-Along Rights. Under the Prior Purchase Agreements, Prior Shareholders have certain rights of first refusal to purchase pro rata any issue of New Securities (as that term is defined in the Prior Purchase Agreements) which the Company thereafter may from time to time propose to issue and sell, other than in connection with certain types of transactions and to certain types of excluded purchasers. Termination of such rights will occur upon the earlier of the closing of an initial public offering pursuant to an effective registration statement under the Act or, as to any Prior Shareholder, when such Prior Shareholder no longer owns all the shares it originally purchased.

     The Prior Purchase Agreements further provide that, in the case of a sale by the Major Shareholders as a group of all their Major Shareholders' Shares (as those terms are defined in the Prior Purchase Agreements), holders under the Prior Purchase Agreements may elect to participate in that sale as well.

SECTION 145 OF DGCL AND CERTAIN CHARTER PROVISIONS

     Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omission not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or
(iv) for any transaction from which the director derived an improper personal benefit.

     The Company's Certificate of Incorporation provides that the Company's Directors shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director provided, however, that such exculpation from liabilities is not permitted with respect to liability arising from items described in clauses (i) through (iv) in the preceding paragraph. The Certificate and the Company's By-Laws further provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the DGCL.

     The directors and officers of the Company are covered under directors' and officers' liability insurance policies maintained by the Company.

CERTAIN CHARTER AND BY-LAW PROVISIONS

     Shareholders' rights and related matters are governed by the DGCL, the Certificate of Incorporation and By-laws. Certain provisions of the Certificate of Incorporation and the By-laws, which are summarized below, may discourage or make more difficult a takeover attempt that a shareholder might consider in its best interest, although certain of such provisions in the By-laws are subject to final approval by the Company's Board of Directors. Such provisions may also adversely affect prevailing market prices for the Common Stock. See "Risk Factors -- Anti-takeover Provisions."

     Classified Board of Directors and Related Provisions. The Certificate of Incorporation provides that the Board of Directors of the Company be divided into three classes of directors serving staggered three-year terms. The classes of directors (designated Class I, Class II and Class III) shall be, as nearly as possible, equal in number. Accordingly, one-third of the Company's Board of Directors will be elected each year. The terms of the Initial Class I directors terminated at the May 20, 1998 annual meeting of stockholders and such directors were re-elected to a three-year term terminating on the date of the 2001 annual meeting of stockholders; the term of the initial Class II directors shall terminate on the date of the 1999 annual meeting of stockholders; and the term of the initial Class III directors shall terminate on the date of the 2000 annual meeting of stockholders. At each annual meeting of stockholders beginning in 1998, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term. The classified board provision may prevent a party who acquires control of a majority of the outstanding voting stock of the Company from obtaining control of the Board of Directors until the second annual shareholders meeting following the date such party obtains the controlling interest.

     Subject to the rights of the holders of any series of Preferred Stock or any other class of capital stock of the Company (other than the Common Stock) then outstanding, directors may only be removed for cause by a majority vote of the holders of capital stock of the Company issued and outstanding and entitled to vote generally in the election of directors, voting together as a single class.

     No Shareholder Action by Written Consent; Special Meetings. The Certificate of Incorporation prohibits shareholders from taking action by written consent in lieu of an annual or special meeting, and thus shareholders may take action at an annual or special meeting called in accordance with the By-laws. The Certificate of Incorporation and By-laws provide that special meetings of shareholders may only be called only by the Chairman of the Board of Directors, the Chief Executive Officer or a majority of the Board of Directors. Special meetings may not be called by the shareholders, except as permitted by the Shareholder Rights By-law described below.

     Amendments to the Certificate of Incorporation. The provisions of the Certificate of Incorporation described above may not be amended, altered, changed or repealed without the affirmative vote of the holders of at least 75% of the shares of capital stock of the Company issued and outstanding and entitled to vote.

SECTION 203 OF DELAWARE GENERAL CORPORATION LAW AND CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION

     Section 203 of the DGCL prohibits certain transactions between a Delaware corporation and an "interested stockholder", which is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder, unless (i) the business combination is approved by the corporation's board of directors prior to the date the interested stockholder becomes an interested stockholder,
(ii) the interested stockholder acquired at least 85% of the voting stock of the corporation (other than stock held by directors who are also officers or by certain employee stock plans) in the transaction in which it becomes an interested stockholder or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     In addition, the Company's Certificate of Incorporation grants the Board of Directors of the Company the authority to issue up to 10,000,000 shares of preferred stock in one or more series and to determine the rights, voting powers, dividend rate, conversion rights, redemption price, liquidation preference and other terms of such preferred stock without any further vote or action by the stockholders. The foregoing provisions of Section 203 of the DGCL and the Company's Certificate of Incorporation, and any issuance of preferred stock with voting or conversion rights, may adversely affect the voting power of the holders of Common Stock and may have the effect of delaying or preventing a change of control of the Company or adversely affect the market price of the Company's Common Stock.

SHAREHOLDER RIGHTS AGREEMENT AND SHAREHOLDER RIGHTS BY-LAW

     Shareholder Rights Plan. The Company has entered into a Rights Agreement (the "Rights Agreement"). In connection with the Rights Agreement, the Board of Directors of the Company declared a distribution of one right (a "Right") for each outstanding share of Common Stock, each share of Common Stock offered hereby and each share of Common Stock issued (including shares distributed from treasury) by the Company thereafter and prior to the Distribution Date (as defined below). Each Right will entitle the registered holder, subject to the terms of the Rights Agreement, to purchase from the Company one one-thousandth of a share (a "Unit") of Series A Preferred Stock at a purchase price of $75 per Unit, subject to adjustment.

     Initially, the Rights will attach to all certificates representing shares of outstanding Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and the "Distribution Date" will occur upon the earlier of (i) 10 days following a public announcement (the date of such announcement being the "Stock Acquisition Date") that a person or group of affiliated or associated persons (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company or such subsidiary) (an "Acquiring Person") has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 15% or more of the then outstanding shares of Common Stock and (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the then outstanding shares of Common Stock. The Soros Associates and Alan B. Slifka and his affiliates are excluded from the definition of "Acquiring Person" under the Rights Agreement unless such persons increase the aggregate percentage of their ownership interest in the Company to 20%.

     Until the Distribution Date, (i) the Rights will be evidenced by Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after date of consummation of the Offerings (also including shares distributed from treasury) will contain a notation incorporating the Rights Agreement by reference and
(iii) the surrender for transfer of any certificates representing outstanding Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

     The Rights will not be exercisable until the Distribution Date and will expire at the close of business on the tenth anniversary of the Rights Agreement unless earlier redeemed by the Company as described below.

     In the event that (i) the Company is the surviving corporation in a merger with an Acquiring Person and shares of Common Stock shall remain outstanding,
(ii) a Person becomes an Acquiring Persons, (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement or
(iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., by means of a recapitalization), then, in each such case, each holder of a Right (other than such Acquiring Person) will thereafter have the right to receive, upon exercise, Units of Series A Preferred Stock (or, in certain circumstances, Common Stock, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The exercise price is the Purchase Price multiplied by the number of Units of Series A Preferred Stock issuable upon exercise of a Right prior to the events described in this paragraph.

     In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation (other than a merger described in the preceding paragraph), (ii) any Person consolidates or merges with the Company and all or part of the Common Stock is converted or exchanged for securities, cash or property of any other Person or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (other than an Acquiring Person) shall thereafter have the right to receive, upon exercise, common stock of the ultimate parent of the Acquiring Person having a value equal to two times the exercise price of the Right.

     The Purchase Price payable, and the number of Units of Series A Preferred Stock issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock,
(ii) if holders of the Series A Preferred Stock are granted certain rights or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the current market price of the Series A Preferred Stock or (iii) upon the distribution to the holder of the Series A Preferred Stock of evidences of indebtedness, cash or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     At any time until ten business days following the Stock Acquisition Date, either (i) 75% of the Company's Board of Directors or (ii) a majority of the Company's Board of Directors and a majority of the Continuing Directors (as defined below), may redeem the Rights in whole, but not in part, at a nominal price. Immediately upon the action of a majority of the Company's Board of Directors ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive such redemption price. As used in the Rights Agreement, a Continuing Director means any person (other than an Acquiring Person or an affiliate or associate of an Acquiring Person or a representative of an Acquiring Person or of any such affiliate or associate) who was a director prior to the date of the Rights Agreement and any person (other than an Acquiring Person or an affiliate or associate of an Acquiring Person or a representative of an Acquiring Person or of any such affiliate or associate) nominated for selection or elected to the Board of Directors pursuant to the approval of a majority of the Continuing Directors.

     At its option, either (i) 75% of the Company's Board of Directors or (ii) a majority of the Company's Board of Directors and a majority of the Continuing Directors, may exchange each Right for (i) one Unit of Series A Preferred Stock or (ii) such number of Units of Series A Preferred Stock as will equal the spread between the market price of each Unit to be issued and the purchase price of such Unit set forth in the Rights Agreement.

     Any of the provisions of the Rights Agreement may be amended without the approval of either (i) 75% of the Company's Board of Directors or (ii) a majority of the Company's Board of Directors and a majority of Continuing Directors in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

     Shareholder Rights By-Law. If a fully financed tender offer is made publicly to purchase all the Company's outstanding shares of Common Stock for cash or Marketable Securities (as defined below) at a price that is at least 40 percent greater than the average closing price of such shares on the principal exchange on which such shares are listed during the 30 days prior to the date on which such offer is first published or sent to security holders (the "Offer Date") and the Board of Directors opposes such offer, the holders of more than 50% of the outstanding shares of Common Stock may, at any time subsequent to the date that is nine calendar months after the Offer Date, call a special meeting of the stockholders, notwithstanding the provisions described in "-- Certain Charter and By-Law Provisions -- No Shareholder Action by Written Consent; Special Meetings," at which meeting stockholders may be asked to vote upon a proposal to request that the Board of Directors amend the Rights Agreement to exempt such offer from the terms of the Rights Agreement; provided, however, if prior to the expiration of such nine-month period, the Board of Directors determines that it is in the best interests of the shareholders to undertake efforts to sell the Company, such period shall be extended as long as the Board of Directors continues its efforts to solicit, evaluate and negotiate alternative bids to acquire the Company. If the proposal to amend the Rights Agreement is approved by a vote of 70% of the votes cast for or against such proposal at such meeting of stockholders at which a quorum is present, the Board of Directors shall amend the Rights Agreement to exempt such offer from its terms no later than 60 days after the date of such stockholders' meeting.

     "Marketable Securities" means any securities that are traded on a nationally recognized exchange and, in the opinion of an independent investment bank, provide sufficient value and liquidity so that they would be treated as substantially equivalent to cash consideration.

                        SHARES ELIGIBLE FOR FUTURE SALE


     As of June 30, 1998, after giving effect to the Offerings, there would have been 60,042,716 shares of Common Stock outstanding, excluding (w) 10,133,346 shares for which outstanding warrants and vested options are exercisable, (x) the 5,970,100 shares into which the Bonds are convertible and (y) the 8,481,417 shares into which the New Convertible Bonds are convertible. Any shares of Common Stock that may be issued to stockholders of NetSource Europe in connection with the Company's Offer to acquire all the stock in NetSource are not included in this discussion of the shares of Common Stock eligible for future sale. See "Recent Developments."


     Of the 60,042,716 outstanding shares, (i) the 12,765,000 shares sold in the IPO and the 14,506,900 shares registered in the Stock Offerings will be freely tradable without restriction under the Securities Act (except that any shares held by "affiliates" of the Company may generally be resold only in compliance with applicable provisions of Rule 144, as described below) and (ii) approximately 11,680,000 additional shares may be resold under Rule 144 without restriction under the Securities Act and approximately 15,600,000 additional shares may be resold under Rule 144 subject to the volume and manner limitations therein (in each case, subject to the lock-up agreements described below). In addition, the 8,481,417 shares into which the New Convertible Bonds are convertible will be freely tradable without restriction under the Securities Act.


     In addition, the Company has caused to become effective (i) this Registration Statement and (ii) two registration statements on Form S-8 covering the resale of shares of Common Stock issued to employees, officers and directors of the Company pursuant to employee benefit plans. Holders of approximately 18,980,000 shares of Common Stock and warrants to purchase 4,444,444 shares of Common Stock, and an affiliate of the Company with an option with respect to 438,311 shares of Common Stock, have certain demand and piggy-back registration rights for shares that are not being sold in the Stock Offerings.


     The Company has agreed to register pursuant to a shelf registration statement all of the Affiliate Shares owned by Mr. Slifka and his affiliates and the Soros Associates (the "Affiliate Shares") in consideration of such shareholders' undertaking to be bound by the Restrictions on their ability to resell such Affiliate Shares under such shelf registration statement for specified periods after the consummation of the Offerings. It is the Company's belief, after consultation with its financial advisors, that this agreement relating to the Affiliate Shares will contribute toward assuring the market of an orderly manner for such Affiliate Shares to be sold over a period of time. Under the Restrictions, holders of Affiliate Shares will be prevented, subject to certain exceptions, from selling any such shares during the first six months after the closing date of the Offerings and will be able to sell (i) 50% of such shares after the six month anniversary of the closing date of the Offerings,
(ii) 75% of such shares after the nine month anniversary of the closing date of the Offerings and (iii) 100% of such shares after the twelve month anniversary of the closing date of the Offerings. In connection with this agreement, the Company also has agreed to permit certain of the Soros Associates to resell, immediately after the closing date of the Stock Offerings, up to 100,000 of any shares that they were unable to resell in the Stock Offerings as a result of any cut-back that may be imposed by the underwriters (subject to a waiver by the underwriters in the IPO of the lockup agreement entered into by such affiliate to the extent of such 100,000 shares). Certain limited partners of partnerships affiliated with Alan B. Slifka and currently in dissolution may, upon advance notice to the Company, withdraw some or all of their shares of Common Stock from registration under the shelf registration statement and from the Restrictions. The number of shares of Common Stock subject to this withdrawal may not exceed the total of 726,953 shares of Common Stock minus the number of shares sold by such limited partners in the Stock Offerings.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares of the Company are required to be aggregated) who has been deemed to have owned shares of an issuer for at least one year, including an "affiliate," is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding number of shares of such class or the average weekly trading volume in composite trading in all national securities exchanges during the four calendar weeks preceding the filing of the required notice of such sale. A person (or persons whose shares of the Company are required to be aggregated) who is not deemed an affiliate of an issuer at the time of the sale and for at least three months prior to the sale and who has owned shares for at least two years is entitled to sell such shares under Rule 144 without regard to the volume limitations described above. Affiliates continue to be subject to such limitations. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such issuer.

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                        CERTAIN U.S. TAX CONSIDERATIONS

     The following is a summary of the principal U.S. federal income tax considerations relevant to ownership, disposition and conversion of the Bonds. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions (all as currently in effect and all of which are subject to change, possibly with retroactive effect). Except as specifically set forth herein, this summary deals only with Bonds purchased by a U.S. Holder (as defined below) at original issue and held as capital assets within the meaning of Section 1221 of the Code. This summary does not discuss all of the tax consequences that may be relevant to holders in light of their particular circumstances or to holders subject to special tax rules, such as insurance companies, dealers in securities or foreign currencies, tax-exempt investors, persons holding the Bonds as part of a hedging transaction, "straddle," conversion transaction, or other integrated transaction, or U.S. Holders whose functional currency (as defined in Section 985 of the Code) is not the U.S. dollar. Persons considering the purchase of the Bonds should consult with their own tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

     As used herein the term "U.S. Holder" means a beneficial owner of a Bond who or that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if both: (A) a U.S. court is able to exercise primary supervision over the administration of the trust, and
(B) one or more U.S. persons have the authority to control all substantial decisions of the trust. A Non-U.S. Holder means a holder of Bonds who or that is not, for U.S. federal income tax purposes, a U.S. Holder.

THE BONDS

     Based on currently applicable authorities, the Company will treat the Bonds as indebtedness for U.S. federal income tax purposes. However, since the Bonds have certain equity characteristics, it is possible that the IRS will contend that the Bonds should be treated as an equity interest in, rather than indebtedness of the Company. In the event the Bonds are treated as equity, distributions received on a Bond would first be taxable to the holder as dividend income to the extent of the Company's accumulated earnings and profits, and next would be treated as a return of capital to the extent of the holder's tax basis in the Bond, with any remaining amount treated as gain from the sale of a Bond. Further, payments on Bonds treated as equity to Non-U.S. Holders would not be eligible for the portfolio interest exception from U.S. withholding tax, and those payments would be subject to U.S. withholding tax at a flat rate of 30% unless reduced under an applicable tax treaty or unless the Company qualifies as an "80/20 Company," as discussed below. Moreover, in the event of equity treatment, the Company would never be entitled to deduct interest or original issue discount on such Bonds for U.S. federal income tax purposes. Except as otherwise noted, the remainder of this discussion assumes that the Bonds will constitute indebtedness for U.S. tax purposes.

     Investors should also be aware that recently enacted legislation disallows deductions for interest paid or accrued on debt instruments issued after June 8, 1997 by a corporation if either (i) a substantial amount of the principal or interest is required to be paid in or converted into equity of the issuer, (ii) a substantial amount of the principal or interest is required to be determined, or at the option of the issuer or a related party is determined, by reference to the value of such equity, or (iii) the indebtedness is part of an arrangement that is reasonably expected to result in a transaction described in either (i) or (ii). For these purposes, principal or interest shall be required to be so paid, converted, or determined if it may be required at the option of the holder and there is a substantial certainty the option will be exercised.

TAX CONSEQUENCES TO U.S. HOLDERS

  Payments of Interest and Original Issue Discount on the Bonds

     Except as otherwise provided below, U.S. Holders will include payments of stated interest on the Bonds to the extent of the lowest fixed rate provided by the Bonds throughout their term as ordinary interest income

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

when accrued or received in accordance with their respective method of tax accounting. Unless de minimis in amount, stated interest on the Bonds in excess of such rate will be taxable to U.S. holders on the economic accrual basis as original issue discount ("OID") under the rules described below.

     A debt instrument is issued with OID if its "stated redemption price at maturity" exceeds its issue price by more than a de minimis amount. In general terms, U.S. Holders are required to include OID gross income as ordinary interest income on the economic accrual basis in advance of the cash attributable to that income. Under Treasury regulations, the stated redemption price at maturity of a debt instrument is equal to the sum of all payments to be made thereon other than qualified stated interest. Qualified stated interest is stated interest which is unconditionally payable at least annually at a single fixed rate throughout the term of the debt instrument. The Treasury regulations further provide that, for purposes of the OID rules, if (i) a debt instrument provides for alternative payment schedules based on the occurrence of a contingency (or contingencies), (ii) the timing and amounts of the payments that comprise each payment schedule are known as of the issue date, and (iii) as of the issue date, based on all the facts and circumstances, a single payment schedule is significantly more likely than not to occur, then the yield and maturity of the debt instrument for purposes of computing OID are computed based on that payment schedule. When a debt instrument provides for alternative payment schedules upon the occurrence of one or more contingencies, the debt instrument provides for qualified stated interest to the extent of the lowest fixed rate of interest that would be payable under any payment schedule.

     The rate of stated interest payable on the Bonds will increase on June 30, 1998 and June 30, 1999 if the Company has not made a Complying Equity Offering by those dates. Further, absent such an Offering during the term of the Bonds, the Bonds will be retired at maturity for 121% of their stated principal amount. If a Complying Equity Offering occurs by June 1998, however, the rate of interest payable on the Bonds will remain constant, and the Bonds will be retired at maturity for their stated principal amount. As such, different payment schedules for the Bonds will result depending on the timing or occurrence of a Complying Equity Offering. For each of these schedules, the timing and amount of the payments will be known as of the issue date. As of the issue date, the Company took the position that it was significantly more likely than not that a Complying Equity Offering would occur after June 30, 1998 and before July 1, 1999. As such, the payment schedule under which the Bonds bore interest with one interest rate increase, and under which the Bonds would be retired at their stated principal amount, was considered significantly more likely than not to occur. Under this approach, the stated redemption price at maturity of the Bonds included a portion of the excess interest payable at the rate in effect after June 30, 1998, but not the 21% retirement premium payable at maturity of the Bonds. The amount of such excess interest represented OID taxable to U.S. Holders on the accrual basis prior to the receipt of cash attributable to that interest.

     Because a Complying Equity Offering occurred before June 30, 1998, solely for purposes of the OID rules, the Bonds will be treated as retired and reissued on the date of such occurrence for their adjusted issue price on such date, which generally will equal the Bonds' stated principal amount increased by the total amount of OID required to be included in income in respect of the Bonds by U.S. Holders prior to that date. As a result of the deemed reissuance, (i) all stated interest on the Bonds should be treated as qualified stated interest and a U.S. Holder should include such interest in income as it accrues or is received, in accordance with its method of tax accounting, (ii) except as provided below, the Bonds should not be treated as bearing OID upon reissuance, and (iii) a U.S. Holder that included OID in income on the Bonds based on the payment schedule treated by the Company as significantly more likely than not to occur as described above should be treated as reacquiring the Bonds with "amortizable bond premium," as described below in "-- Market Discount and Premium," to the extent that such Holder's adjusted tax basis in the Bonds exceeds their principal amount.

     If a shelf registration statement does not remain effective with the Commission as described in the Registration Rights Agreement (a "Registration Default"), additional interest will accrue on the Bonds in the manner described therein. According to Treasury Regulations, the possibility of a change in the interest rate will not affect the amount of interest income recognized by a U.S. Holder (or the timing of such recognition) if the likelihood of the change, as of the date the Bonds are issued, is remote. The Company believes that the likelihood of a change in the interest on the Bonds due to a Registration Default is remote and does not intend
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

to treat the possibility of such a change in the interest rate as affecting the yield to maturity of any Bond. In the unlikely event that the interest rate on the Bonds is increased, then such increased interest may be treated as additional OID, includible by a holder in income as such interest accrues, in advance of receipt of any cash payment thereof.

     U.S. Holders are permitted to elect to include all interest on a Bond using the constant yield method. For this purpose, interest includes stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium. Special rules apply to elections made with respect to Bonds with amortizable bond premium or market discount and U.S. Holders considering such an election should consult their own tax advisors. The election cannot be revoked without the approval of the Internal Revenue Service.

  Contingent Payment Debt Instrument Regulations

     Certain Treasury Regulations provide for special tax treatment of "contingent payment debt instruments" (the "contingent debt regulations"). These regulations apply to debt instruments with contingent interest that do not fall within the scope of the rules described above for debt instruments providing for alternative payment schedules, each of which can be determined (as to timing and amount) as of the issue date. By their terms, however, the contingent debt regulations do not apply where the contingency is remote or incidental or because the holder of the debt instrument has an option to convert the instrument into stock of the issuer. In general, if a debt instrument is subject to the contingent debt regulations, a U.S. Holder must accrue contingent interest income as OID over the term of the debt instrument and in advance of the cash payments attributable thereto based upon a projected payment schedule (subject to later adjustments) provided by the issuer. Further, any gain and (subject to certain limitations) loss recognized by a holder with respect to the sale or other disposition of such an instrument will be ordinary, rather than capital, in nature.

     The application of the contingent debt regulations to instruments such as the Bonds is uncertain. In particular, the Bonds provide for (i) the payment of additional amounts in the event U.S. withholding tax is imposed and (ii) depending on certain contingencies, for (A) the payment of additional interest and retirement premium and (B) periodic decreases over the term of the Bonds in the price at which Bonds may be converted into shares of Common Stock. The Company is taking the position that the contingent debt regulations should not apply to the Bonds because the Company believes the Bonds had, at the time of issuance, a payment schedule that was significantly more likely than not to occur. However, since the scope of the contingent debt regulations is not clear, it is possible that the Internal Revenue Service will take the position that the Bonds are subject to the contingent debt regulations. If the Bonds are ultimately found to be subject to the contingent debt regulations, U.S. Holders, including U.S. Holders using the cash method of tax accounting, would be required to accrue interest income as "original issue discount" over the term of the debt instrument based upon a projected payment schedule (subject to later adjustments) that could include projected values for the retirement premium and conversion price adjustments, and any gain and (subject to certain limitations) loss recognized by a holder on a sale or other taxable disposition with respect to such instrument would be ordinary, rather than capital, in nature. In addition, all or a portion of the gain or loss recognized on sale or other taxable disposition of shares of Common Stock received in exchange for Bonds might be ordinary, rather than capital, in nature.

  Market Discount and Premium

     If a U.S. Holder purchases a Bond for an amount that is less than its stated redemption price at maturity or its adjusted issue price for Bonds purchased prior to their deemed reissuance as described above the amount of the difference will be treated as "market discount" for U.S. federal income tax purposes, unless such difference is less than a specified de minimis amount.

     Under the market discount rules of the Code, a U.S. Holder will be required to treat any partial principal payment on, or any gain realized on the sale, exchange, retirement or other disposition of, a Bond as ordinary income to the extent of the lesser of (i) the amount of such payment or realized gain or (ii) the market discount that has not previously been included in income and is treated as having accrued on such Bond at the

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

time of such payment or disposition. If such Bond is disposed of in a nontaxable transaction (other than a nonrecognition transaction described in Code Section 1276(c)), the amount of gain realized on such disposition for purposes of the market discount rules shall be determined as if such holder had sold the Bond at its then fair market value. Market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Bond, unless the U.S. Holder elects to accrue on the basis of a constant interest rate.

     A U.S. Holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry such Bond until the maturity of the Bond or its earlier disposition (except for certain nonrecognition transactions). A U.S. Holder may elect to include market discount in income currently as it accrues (on either a ratable or a constant interest rate basis), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the Bond and upon the receipt of certain cash payments and regarding the deferral of interest deductions will not apply.

     If a U.S. Holder's tax basis in a Bond (either (i) its purchase price or (ii) in the case of a U.S. Holder that included OID in income prior to the deemed reissuance discussed above in "Payments of Interest and Original Issue Discount on the Bonds," the sum of the purchase price and the amount of OID included by such holder) reduced by the portion of the tax basis attributable to the Bond's conversion feature exceeds the amount payable at maturity (or on the earlier call date, in the case of a Bond that is redeemable at the option of the Company), such holder will be considered to have purchased such Bond with "amortizable bond premium" equal in amount to such excess, and may elect (in accordance with applicable Code provisions) to amortize such premium, using a constant yield method over the remaining term of the Bond and to offset interest otherwise required to be included in income in respect of such Bond during any taxable year by the amortized amount of such excess for such taxable year. However, if such Bond may be optionally redeemed after the U.S. Holder acquires it at a price in excess of its stated redemption price at maturity, special rules would apply which could result in a deferral of the amortization of some bond premium until later in the term of such Bond.

  Adjustment to Conversion Ratio

     The Conversion Price applicable to the Bonds is subject to adjustments under certain circumstances. Under Section 305 of the Code and the Treasury Regulations promulgated thereunder, holders of the Bonds may be treated as having received a constructive distribution, resulting in ordinary income to the extent of the Company's current and accumulated earnings and profits, if, and to the extent that, adjustments in the Conversion Price occur within thirty-six months of certain taxable distributions on shares of Common Stock and increase the proportionate interest of a holder of a Bond in the earnings and profits of the Company. As such, under certain circumstances that may or may not occur, such an adjustment may be treated as a taxable distribution to holders of the Bonds, without regard to whether such holders receive any cash or other property. Further, in the event the Bonds were treated as equity interests in, rather than indebtedness of, the Company, any change in the Conversion Price that increased the ratio at which Bonds could be converted into shares of Common Stock would be treated as a taxable distribution with respect to the Bonds under section 305 of the Code.

  Sale or Other Disposition

     In general, a U.S. Holder of Bonds will recognize gain or loss upon the sale, exchange, redemption, or other taxable disposition of such Bonds measured by the difference between (i) the amount of cash and the fair market value of property received (except to the extent attributable to accrued interest on the Bonds previously taken into account) and (ii) the U.S. Holder's tax basis in the Bonds (as increased by any accrued OID (net of all amortized acquisition premiums) and market discount previously includible in income by the U.S. Holder and decreased by amortizable bond premiums, if any, deducted over the term of the Bonds.) Subject to the market discount rules discussed above and except if the Bonds are subject to the contingent debt regulations described above, any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the Bonds have been held for more than one year.
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

     No gain or loss will be recognized for U.S. federal income tax purposes by holders of the Bonds upon the conversion thereof in exchange for shares of Common Stock (except to the extent of cash, if any, received in lieu of the issuance of fractional shares of Common Stock and for shares of Common Stock received on accrual of accrued interest, OID or retirement premium). A U.S. Holder's tax basis in the shares of Common Stock will equal the sum of the adjusted tax basis in the Bonds reduced by the portion of adjusted tax basis allocated to any fractional shares of Common Stock exchanged for cash. The holding period of the shares of Common Stock received on the conversion of the Bonds will include the period during which the Bonds were held by such U.S. Holder, except that the holding period of shares of Common Stock allocable to accrued original issue discount may commence on a later date. If any cash is received in lieu of fractional shares, the U.S. Holder will recognize gain or loss, and the character and the amount of such gain or loss will be determined as if the U.S. Holder had received such fractional shares and then immediately sold them for cash.

THE SHARES OF COMMON STOCK

  Dividends

     The Company does not presently intend to pay dividends on shares of Common Stock in the foreseeable future. If the Company should pay a dividend on shares of Common Stock, the dividend will be taxable as ordinary income to the extent of the Company's current and accumulated earnings and profit. If there are no such earnings and profits, such dividend would be treated first as a return of capital to the extent of the U.S. Holder's tax basis in the shares of Common Stock, and then, if the amount of the dividend exceeds such tax basis, as capital gain to the extent of such excess. As a result, until such time as the Company has current or accumulated earnings and profits, cash distributions on shares of Common Stock will be a nontaxable return of capital and will be applied against and reduce the adjusted tax basis of any shares of Common Stock (but not below zero) in the hands of its holder. The Company believes that it does not presently have accumulated earnings and profits for tax purposes. However, the Company cannot predict whether it will have earnings and profits for future taxable years. See "Risk Factors."

  Sale of Shares of Common Stock

     Gain or loss will generally be recognized upon a sale or other taxable disposition of the shares of Common Stock in an amount equal to the difference between the amount realized on the transfer and the holder's adjusted tax basis in the shares of Common Stock. Except as provided below, such gain or loss will be capital gain or loss, provided the shares of Common Stock are held as a capital assets and will be long-term capital gain or loss with respect to shares of Common Stock held for more than one year. If the Bonds converted into shares of Common Stock are subject to the contingent debt regulations, a portion of such gain or loss might be ordinary rather than capital.

  Backup Withholding

     "Backup withholding" at a rate of 31% may apply to payments of interest on the Bonds, dividends on the shares of Common Stock and to payments of the proceeds of a sale or exchange of the Bonds or shares of Common Stock that are made to a non-corporate U.S. Holder if such holder fails to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules. The backup withholding tax is not an additional tax and may be credited against a U.S. Holder's U.S. federal income tax liability, provided that correct information is provided to the Internal Revenue Service.

TAX CONSEQUENCES TO NON-U.S. HOLDERS

The Bonds

     Under present U.S. federal income tax law, and subject to the discussion below concerning backup withholding:

          (a) payments of principal, interest and premium, if any, on the Bonds by the Company or any paying agent to any Non-U.S. Holder will not be subject to U.S. withholding tax, provided that, in the case of interest, either (i) the Company is an "80/20 company," as described below, or, (ii) if the
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

     Company is not an 80/20 company, the requirements for the "Portfolio Interest Exemption" are satisfied; and

          (b) a Non-U.S. Holder of a Bond will not be subject to U.S. federal income tax on gain realized on the sale, exchange or other disposition of such Bond, unless (i) such Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, or (ii) such gain is effectively connected with the conduct by such Holder of a trade or business in the United States.

     U.S. withholding tax will not be imposed on interest paid by a U.S. corporation if at least 80% of the gross income derived by such corporation (either directly or through its subsidiaries) during the applicable testing period is "active foreign business income," as defined in section 861 of the Code (an "80/20 company"). At present, the Company believes that it qualifies as an 80/20 company. However, the 80% test for active foreign business income is applied on a periodic basis, and operations and business plans of the Company may change in subsequent taxable years. Therefore, while at present it appears that this exception from withholding is available, no assurances can be made regarding its future availability.

     If the Company is not an 80/20 company, a Non-U.S. Holder will be exempt from U.S. withholding tax under the Portfolio Interest Exemption, provided that
(A) such Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of stock of the Company entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to the Company through stock ownership, and is not a bank receiving interest described in section 881(c)(3)(A) of the Code and (B) the certification requirement set forth in section 871(h) or section 881(c) of the Code has been fulfilled with respect to the beneficial owner. Such requirement will be fulfilled if the beneficial owner of a Bond certifies on IRS Form W-8, under penalties of perjury, that it is not a U.S. person and provides its name and address, and (i) such beneficial owner files such Form W-8 with the withholding agent or (ii) in the case of a Bond held by a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business, such financial institution files with the withholding agent a statement that it has received such a statement from the Holder and furnishes the withholding agent with a copy thereof. Certain pass-through entities may be required to comply with additional certification requirements.

     If a Non-U.S. Holder of a Bond is engaged in a trade or business in the United States, and if interest on the Bond is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraph, generally will be subject to regular U.S. federal income tax on interest and on gain realized on the sale, exchange or other disposition of a Bond in the same manner as if it were a U.S. Holder. See "U.S. Holders" above. In lieu of the certificate described in the preceding paragraph, such a Holder will be required to provide to the Company a properly executed IRS Form 4224 in order to claim an exemption from withholding tax on stated interest paid on the Bonds on or before December 31, 1998 and payments made on or before such date of proceeds from a sale or exchange of a Bond. Under recently finalized Treasury regulations (the "Final Regulations"), such a Non-U.S. Holder will be required to provide a Form W-8 to the withholding agent on which such Holder provides its name, address and TIN and states, under penalty of perjury, that the interest paid on a Bond and the gain on the sale or exchange of a Bond is effectively connected with such Holder's U.S. trade or business in order to obtain an exemption from withholding tax on payments made after December 31, 1998. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

The Shares of Common Stock

  Dividends

     Dividends that are paid by a U.S. corporation to a Non-U.S. Holder and that are not effectively connected with a trade or business carried on by such Non-U.S. Holder in the United States (or, if one or more of certain tax treaties apply, are attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder) generally are subject to a 30% U.S. withholding tax. An exemption from such withholding exists with respect to dividends paid to Non-U.S. Holders by an 80/20 company. See "Non-U.S. Holders -- The Bonds." Under the provisions of the Code applicable to 80/20 companies, the proportion of an 80/20 company's dividends equal to such company's total gross income from foreign sources over its total gross income is exempt from U.S. withholding tax. At present, the Company believes that it qualifies as an 80/20 company. However, the 80% active foreign business income test is applied on a periodic basis, and operations and business plans of the Company may change in subsequent taxable years. Therefore, no assurances can be made regarding the Company's future status as an 80/20 company. If, for any period or periods, the Company fails to satisfy the requirements applicable to an 80/20 company, the withholding agent generally would be required to withhold tax from dividends paid on shares of Common Stock. If withholding tax is collected on distributions that do not constitute dividends because the Company lacks earnings and profits, a Non-U.S. Holder may obtain a refund of the excess amounts withheld by timely filing a claim for refund with the Internal Revenue Service. The rate of withholding may be reduced to the extent provided by a tax treaty between the United States and the country of which the Non-U.S. Holder is a resident for tax purposes.

     In order to claim the benefit of an applicable tax treaty rate, a Non-U.S. Holder may have to file with the Company or its dividend paying agent an exemption or reduced treaty rate certificate or letter in accordance with the terms of such treaty. Under Treasury regulations currently in effect, for purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an income tax treaty, the Company ordinarily will presume that dividends paid to the address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted. However, under the Final Regulations, a non-U.S. Holder seeking a reduced rate of withholding under an income tax treaty generally would be required to provide to the Company a valid Internal Revenue Service Form W-8 certifying that such Non-U.S. Holder is entitled to benefits under an income tax treaty. The Final Regulations also provide special rules for determining whether, for purposes of assessing the applicability of an income tax treaty, dividends paid to a Non-U.S Holder that is an entity should be treated as being paid to the entity itself or to the persons holding an interest in that entity. A Non-U.S. Holder that is eligible for a reduced withholding rate may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund with the Internal Revenue Service.

     In the case of dividends that are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States or, if an income tax treaty applies, attributable to a U.S. permanent establishment of the Non-U.S. Holder, the Non-U.S. Holder will generally be subject to regular U.S. income tax in the same manner as if the Non-U.S. Holder were a U.S. resident, and will be exempt from U.S. withholding tax provided that the Non-U.S. Holder complies with the requirements for the exemption from withholding for effectively connected interest described above. A Non-U.S. corporation receiving effectively connected dividends also may be subject to an additional "branch profits tax" which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the Non-U.S. corporation's "effectively connected earnings and profits," subject to certain adjustments.

  Gain on Disposition of Shares of Common Stock

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of shares of Common Stock unless (i) the gain is effectively connected with a trade or business of such Non-U.S. Holder in the U.S., (ii) in the case of certain Non-U.S. Holders who are non-resident alien individuals and hold shares of Common Stock as capital assets, such individuals are present in the U.S. for 183 or more days in the taxable year of the disposition and either (a) such individuals have a "tax home" (as defined for U.S. federal income tax purposes) in the United States or
(b) the gain is attributable to an office or other fixed place of business maintained by such individuals in the United States, (iii) the Non-U.S. Holder is subject to tax, pursuant to the provisions of the U.S. tax law applicable to certain U.S. expatriates whose loss of U.S. citizenship has as one of its principal purposes of avoidance of U.S. taxes, or (iv) under certain circumstances if the Company is or has been during certain time periods a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code and, assuming that the shares of Common Stock are regularly traded on an established securities market for tax purposes, the Non-U.S. Holder held, directly or indirectly, at any time within the five-year period preceding such disposition more than 5% of the outstanding shares of Common Stock. The Company is not, and does not anticipate becoming, a United States real property holding corporation.

  Information Reporting Requirements and Backup Withholding

     Under the Treasury regulations, the Company must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of interest and dividends paid to such holder and any tax withheld with respect to such dividends. These information reporting requirements apply regardless of whether withholding is required because the dividends were effectively connected with a trade or business in the United States of the Non-U.S. Holder or withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.

     U.S. backup withholding (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the U.S. information reporting requirements) generally will not apply to (i) payments on Bonds received by Non-U.S. Holders if the certifications required by sections 871(h) and 881(c), discussed above, are received, provided in each case that the Company or such paying agent, as the case may be, does not have actual knowledge that the payee is a United States person, (ii) dividends paid to Non-U.S. Holders that are subject to the 30% withholding discussed above (or that are not so subject because a tax treaty applies that reduces or eliminates such 30% withholding) or (iii) under current law, dividends paid to a Non-U.S. Holder at an address outside of the United States. However, under the Final Regulations, effective as of January 1, 1999, a Non-U.S. Holder generally will be subject to backup withholding tax on dividends unless certain certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures) are satisfied, directly or through a foreign intermediary. Backup withholding and information reporting generally will apply to dividends paid to addresses inside the United States on shares of Common Stock to beneficial owners that are not "exempt recipients" and that fail to provide in the manner required certain identifying information.

     Non-U.S. Holders should consult their tax advisers regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available. Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such Holder's U.S. federal income tax liability and may entitle such Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

     THE FOREGOING DISCUSSION IS INCLUDED FOR GENERAL INFORMATION ONLY. ACCORDINGLY, EACH PROSPECTIVE PURCHASER IS URGED TO CONSULT HIS TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF THE BONDS AND SHARES OF COMMON STOCK, INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN, OR OTHER TAX JURISDICTION.

                                SELLING HOLDERS

     The Bonds were originally issued by the Company and sold to certain Accredited Investors and by UBS Securities, Donaldson, Lufkin & Jenrette Securities Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Managers"), in a transaction exempt from the registration requirements of the Securities Act, to persons reasonably believed by the managers to be "qualified institutional buyers" (as defined in Rule 144A under the Securities
Act), or outside the United States to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act. The Selling Holders may from time to time offer and sell pursuant to this Prospectus any or all of the Bonds or Conversion Shares issued upon conversion of the Bonds.

     The following table sets forth information concerning the aggregate principal amount of Bonds beneficially owned by each Selling Holder and the number of shares of Common Stock issuable upon conversion of Bonds held thereby, which may be offered from time to time pursuant to this Prospectus. The table below has been prepared on the basis of information furnished to the Company by or on behalf of the Selling Holders. Because the Selling Holders may, pursuant to this Prospectus, offer all or some portion of the Bonds or the Common Stock issuable upon conversion of the Bonds, no estimate can be given as to the amount of the Bonds or the Common Stock issuable upon conversion of the Bonds that will be held by the Selling Holders upon termination of any such sales. In addition, the Selling Holders identified below may have converted, sold, transferred or otherwise disposed of all or a portion of their Bonds since the date on which they provided the information regarding their Bonds, in transactions exempt from the registration requirements of the Securities Act.

                                                PRINCIPAL                                    PERCENTAGE
                                                AMOUNT OF                       SHARES OF     OF COMMON
                                                BONDS HELD                        COMMON        STOCK
                                               PRIOR TO THE      PERCENTAGE     STOCK THAT   OUTSTANDING
                                              OFFERING THAT       OF BONDS        MAY BE      AFTER THE
               SELLING HOLDER                  MAY BE SOLD     OUTSTANDING(1)    SOLD(2)     OFFERING(3)
               --------------                 --------------   --------------   ----------   -----------
 1. Aim Balance Fund........................   $ 2,050,000           1.4%         102,500          *
 2. Aim Charter Fund........................    10,000,000           6.9          500,000          *
 3. Aim Global Utilities Fund...............       620,000              *          31,000          *
 4. Aim V.I. Global Utilities Fund..........        80,000              *           4,000          *
 5. Aim V.I. Growth & Income Fund...........     1,500,000           1.0           75,000          *
 6. Halcyon Distressed Securities,
  L.P.(4)...................................     1,940,000           1.3           97,000          *
 7. Halcyon Special Situations, L.P.(4).....       222,000              *          11,100          *
 8. Halcyon Private Paper, L.P.(4)..........       438,000              *          21,900          *
 9. Halcyon SFMT 1994, L.P.(4)..............       200,000              *          10,000          *
10. Halcyon SFMT 1994 II, L.P.(4)...........       100,000              *           5,000          *
11. John M. Bader(4)........................        87,000              *           4,350          *
12. Kevah Konner(4).........................        20,000              *           1,000          *
13. Alexandra Global Investment Fund I,
  Ltd.(5)...................................    18,655,000          12.9          932,750        1.7%
14. Aristeia International Limited..........       750,000              *          37,500          *
15. Banque Cantonale Vaudoise...............       300,000              *          15,000          *
16. Cassa Di Risparmio Di Firenze Spa.......     2,735,000           1.9          136,750          *
17. CFW-C, L.P..............................     3,300,000           2.3          165,000          *
18. Credit Suisse First Boston
  Corporation(6)............................     1,870,000           1.3           93,500          *
19. Daiwa Europe Ltd........................     3,025,000           2.1          151,250          *
20. Deutsche Morgan Grenfell Inc.(6)........       250,000              *          12,500          *
21. Donaldson, Lufkin & Jenrette Securities
    Corporation(6)..........................     4,625,000           3.2          231,250          *
22. Goldman, Sachs & Co.(6).................     5,300,000           3.7          265,000          *
23. Global Bermuda Limited Partnership......     8,300,000           5.7          415,000          *
24. Highbridge International LLC............     3,500,000           2.4          175,000          *
25. KA Management...........................     2,663,239           1.8          133,162          *
26. KA Trading..............................     1,311,761              *          65,588          *
27. Lakeshore International, Ltd............     2,915,000           2.0          145,750          *
28. Merrill Lynch International
  Limited(6)................................     1,540,250           1.1           77,013          *
29. Morgan Stanley Dean Witter Convertible
    Securities Trust........................     4,000,000           2.8          200,000          *
30. Oz Master Fund, Ltd.....................     3,500,000           2.4          175,000          *
31. Palladin Overseas Fund Limited..........       500,000              *          25,000          *
32. Ponderosa Value Partners, L.P.(7).......       200,000              *          10,000          *
33. Sage Capital............................       100,000              *           5,000          *
34. Salomon Brothers Capital Structure
Arbitrage
    Fund - LT...............................       300,000              *          15,000          *
35. Salomon Brothers Diversified Arbitrage
    Strategies Fund.........................     1,150,000              *          57,500          *
36. Salomon Brothers Equity Arbitrage
Finance
    Limited I...............................       550,000              *          27,500          *
37. Santander Merchant Bank, Ltd............       600,000              *          30,000          *

                                                PRINCIPAL                                    PERCENTAGE
                                                AMOUNT OF                       SHARES OF     OF COMMON
                                                BONDS HELD                        COMMON        STOCK
                                               PRIOR TO THE      PERCENTAGE     STOCK THAT   OUTSTANDING
                                              OFFERING THAT       OF BONDS        MAY BE      AFTER THE
               SELLING HOLDER                  MAY BE SOLD     OUTSTANDING(1)    SOLD(2)     OFFERING(3)
               --------------                 --------------   --------------   ----------   -----------
38. SBC Warburg Dillon Read Inc.(6).........       650,000              *          32,500          *
39. Solar Group S.A.........................       250,000              *          12,500          *
40. The American High Income Trust..........     7,500,000           5.2          375,000          *
41. The Bond Fund of America, Inc...........     7,500,000           5.2          375,000          *
42. The Gleneagles Fund Company.............       500,000              *          25,000          *
43. Tribeca Investments L.L.C...............    11,260,000           7.8          563,000        1.0%
44. Von Eck/Chubb Global Fund...............     1,000,000              *          50,000          *
45. Ziff Asset Management, L.P..............    10,000,000           6.9          500,000          *
46. Baring Emerging Europe Trust PLC........     2,700,000           1.9          135,000          *
47. Barings (Ireland) as trustee to Baring
    Eastern Europe Fund.....................     1,800,000           1.2           90,000          *
48. The Bond Fund of America................     7,500,000           5.2          375,000          *
49. American High-Income Trust..............     7,500,000           5.2          375,000          *
48. Unnamed holders of Bonds or any future
    transferees, pledgees, donees or
    successors of or from any such unnamed
    holders(8)..............................   $11,679,750           8.1%         588,987        1.1%


---------------

 *  Less than 1%.

(1) The information set forth in this column is based upon $144,787,000 aggregate principal amount of Bonds originally issued.

(2) Assumes conversion of the full amount of Bonds held by such holder at the conversion rate of $20 in principal amount of Bonds per share of Common Stock. The conversion rate and the number of shares of Common Stock issuable upon conversion of the Bonds is subject to adjustment under certain circumstances. See "Description of the Bonds -- Conversion." Accordingly, the number of shares of Common Stock issuable upon conversion of the Bonds may increase or decrease from time to time. Under the terms of the Indenture, fractional shares will not be issued upon conversion of the Bonds; cash will be paid in lieu of fractional shares, if any.

(3) Based upon 54,841,140 shares of Common Stock outstanding, as adjusted to give effect to the Offerings, as of June 30, 1998, treating as outstanding the total number of shares of Common Stock shown as being issuable upon the assumed conversion by the named Selling Holder of the full amount of such Selling Holder's Bonds but not assuming the conversion of the Bonds of any other Selling Holder.

(4) Halcyon Distressed Securities, L.P., Halcyon Special Situations, L.P., Halcyon Private Paper, L.P., Halcyon SFMT 1994, L.P. and Halcyon SFMT 1994 II, L.P. (the "Halcyon Partnerships") are all managed by Halcyon/Alan B. Slifka Management Company LLC, of which Alan B. Slifka, the Chairman of the Board of Directors of GTS, is the Managing Principal. Kevah Konner and John
    M. Bader are Principals of Halcyon/Alan B. Slifka Management Company LLC. Alan B. Slifka and affiliates beneficially owned 5,564,325 shares of Common Stock, representing 10.6% of the outstanding Common Stock and warrants to purchase Common Stock prior to the Stock Offerings. Such number of shares of Common Stock includes 2,514,284 shares of Common Stock owned by Mr. Slifka, 49,500 shares of Common Stock held in trust for a minor child and options to purchase 230,000 shares of Common Stock; 2,563,041 shares of Common Stock owned by the Halcyon Partnerships and over which Mr. Slifka disclaims beneficial ownership; 67,500 shares of Common Stock held by GTS 1995 Partners, LP; and 145,000 shares of Common Stock issuable upon the conversion of Convertible Bonds held by various Halcyon Partnerships which are managed by Halcyon/Alan B. Slifka Management Company LLC, over which Mr. Slifka disclaims beneficial ownership. Furthermore, the Company has agreed to register all of the Common Stock owned by such holders, other than the Conversion Shares registered hereby and shares sold in the Stock Offerings, pursuant to a shelf registration statement in consideration of the undertaking by Mr. Slifka and certain funds and partnerships affiliated with him not to sell such shares thereunder for specified periods of time after the consummation of the Stock Offerings. See "Shares Eligible for Future Sale."

(5) This Selling Holder has already converted aggregate principal amount of Bonds equal to $5,155,000 into Conversion Shares.

(6) Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), Deutsche Morgan Grenfell, Inc. and Merrill Lynch, Pierce, Fenner and Smith Incorporated ("Merrill Lynch") acted as Managers in the Original Offering, pursuant to a Subscription Agreement dated July 9, 1997. DLJ was also an Initial Purchaser of HER Notes. DLJ, Merrill Lynch Credit Suisse First Boston Corporation, Goldman Sachs & Co. and SBC Warburg Dillon Read Inc., among others, acted as underwriters in the IPO, DLJ and Merrill Lynch acted as underwriters in the Company's Offering of its 9 7/8% Notes. In addition, DLJ, Merrill Lynch and Goldman, Sachs & Co. are acting as underwriters in the Offerings. Each of the entities named above or their affiliates have provided, and may provide in the future, investment banking services to the Company, for which they received or will receive, customary fees. Deutsche Morgan Grenfell, Inc. may also perform lending or other credit services to the Company, for which they will receive customary fees.

(7) An affiliate of this holder acted as a consultant to the Company in connection with the Original Offering, the IPO and the offering of HER Notes.

(8) Assumes that the unnamed holder of the Bonds or any future transferees, pledgees, donees or successors of or from any such unnamed holder do not beneficially own any Common Stock other than the Common Stock issuable upon conversion of the Bonds at the conversion rate of $20. No such unnamed holder may offer Bonds pursuant to this Prospectus until such unnamed holder is included as a Selling Holder in a supplement to this Prospectus in accordance with the Registration Rights Agreement.

     Because the Selling Holders may, pursuant to this Prospectus, offer all or some portion of the Bonds or the Common Stock issuable upon conversion of the Bonds, no estimate can be given as to the amount of the Bonds or the Common Stock issuable upon conversion of the Bonds that will be held by the Selling Holders upon termination of any such sales. See "Plan of Distribution." In addition, the Selling Holders identified below may have converted, sold, transferred or otherwise disposed of all or a portion of their Bonds since the date on which they provided the information regarding their Bonds, in transactions exempt from the registration requirements of the Securities Act.

     Other than as set forth above, none of the Selling Holders listed above has had any material relationship with the Company within the past three years. The Company and its directors, executive officers and certain stockholders have agreed, subject to certain exceptions, not to offer, pledge or sell Bonds or Common Stock for a period of 90 days after the consummation of the Offerings. In addition, the Company has agreed to register certain shares held by affiliates of Mr. Silfka within in consideration of such shareholders' undertaking to be bound by the Restrictions. See "Certain Related Party Transactions" and "Shares Eligible for Future Sale."

     Only Selling Holders identified above who have complied with the conditions to being included as Selling Holders and who beneficially own the Bonds set forth opposite each such Selling Holders' name in the foregoing table on the effective date of the Registration Statement may sell such Bonds pursuant to this Prospectus. The Company may from time to time, in accordance with the Registration Rights Agreement, include additional Selling Holders in supplements to this Prospectus.

                              PLAN OF DISTRIBUTION

     The Offered Securities may be sold from time to time to purchasers directly by the Selling Holders. Alternatively, the Selling Holders may from time to time offer the Offered Securities to or through underwriters, broker/dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Holders or the purchasers of such securities for whom they may act as agents. The Selling Holders and any underwriters, broker/dealers or agents that participate in the distribution of Offered Securities may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of such securities and any discounts, commissions, concessions or other compensation received by any such underwriter, broker/dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

     The Offered Securities may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sale of Offered Securities may be effected in transactions (which may involve crosses or block transactions) (i) on any national securities exchange or quotation service on which the Offered Securities may be listed or quoted at the time of sale, (ii) in the over-the-counter markets, (iii) in transactions otherwise than on such exchange or in the over-the-counter market or (iv) through the writing of options. At the time a particular offering of the Offered Securities is made, a Prospectus Supplement, if required, will be distributed which will set forth the aggregate amount and type of Offered Securities being offered and the terms of the offering, including the name or names of any underwriter, broker/dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Holders and any discounts, commissions or concessions allowed or reallowed or paid to broker/dealers.

     To comply with the securities laws of certain jurisdictions, if applicable, the Offered Securities will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the Offered Securities may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or any exemption from registration or qualification is available and is complied with.


     The Selling Holders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provision may limit the timing of purchases and sales of any of the Offered Securities by the Selling Holders. The foregoing may affect the marketability of such securities.


     Pursuant to the Registration Rights Agreement, all expenses of the registration of the Offered Securities will be paid by the Company, including without limitation, Commission filing fees and expense of compliance with state securities or "blue sky" laws; provided, however, that the Selling Holders will pay all underwriting discounts and selling commissions, if any. The Selling Holders will be indemnified by the Company against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith. The Company will be indemnified by the Selling Holders severally against certain civil liabilities including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

                                 LEGAL MATTERS

     The validity of the Offered Securities offered hereby will be passed upon for the Company by Shearman & Sterling, New York, New York.

                                    EXPERTS

     The consolidated financial statements of Global TeleSystems Group, Inc. as of December 31, 1996 and 1997, and for each of the three years in the period ended December 31, 1997 appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young, LLP, independent auditors, as set forth in their report appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of EDN Sovintel as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young (CIS) Ltd., independent auditors, as set forth in their report appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                         GLOBAL TELESYSTEMS GROUP, INC.

                                                              PAGE
                                                              ----
YEAR END FINANCIAL STATEMENTS
  Report of Ernst & Young LLP, Independent Auditors.........   F-2
  Consolidated Balance Sheets as of December 31, 1996 and
     1997...................................................   F-3
  Consolidated Statements of Operations for the years ended
     December 31, 1995, 1996, and 1997......................   F-4
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1995, 1996, and 1997......................   F-5
  Consolidated Statements of Shareholders' Equity for the
     years ended December 31, 1995, 1996, and 1997..........   F-6
  Notes to Consolidated Financial Statements................   F-7

SECOND QUARTER FINANCIAL STATEMENTS
  Condensed Consolidated Balance Sheets as of December 31,
     1997 and June 30, 1998.................................  F-27
  Condensed Consolidated Statements of Operations for the
     Three and Six Months ended June 30, 1997 and 1998......  F-28
  Condensed Consolidated Statements of Cash Flows for the
     Three and Six Months Ended June 30, 1997 and 1998......  F-29
  Notes to Condensed Consolidated Financial Statements......  F-30

                           EDN SOVINTEL

YEAR END FINANCIAL STATEMENTS
  Report of Ernst & Young (CIS) Limited, Independent
     Auditors...............................................  F-34
  Balance Sheets as of December 31, 1997 and 1996...........  F-35
  Statements of Income and Retained Earnings for the years
     ended December 31, 1997, 1996, and 1995................  F-36
  Statements of Cash Flows for the years ended December 31,
     1997, 1996, and 1995...................................  F-37
  Notes to Financial Statements.............................  F-38

SECOND QUARTER FINANCIAL STATEMENTS
  Condensed Balance Sheets as of December 31, 1997 and June
     30, 1998...............................................  F-46
  Condensed Statements of Operations for the Three and Six
     Months ended June 30, 1997 and 1998....................  F-47
  Condensed Statements of Cash Flows for the Three and Six
     Months ended June 30, 1997 and 1998....................  F-48
  Notes to Condensed Financial Statements...................  F-49

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
Global TeleSystems Group, Inc.

     We have audited the accompanying consolidated balance sheets of Global TeleSystems Group, Inc. as of December 31, 1996 and 1997, and the related consolidated statements of operations, cash flows, and shareholders' equity for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global TeleSystems Group, Inc. at December 31, 1996 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                    Ernst & Young LLP

Vienna, Virginia
February 26, 1998,
except for Note 17,
as to which the date is
September 25, 1998

                         GLOBAL TELESYSTEMS GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1996         1997
                                                              ---------    ---------
                                                                  (IN THOUSANDS,
                                                                EXCEPT SHARE DATA)
CURRENT ASSETS
  Cash and cash equivalents.................................  $  57,874    $ 318,766
  Accounts receivable, net..................................      8,920       17,079
  Restricted cash...........................................     13,627       30,486
  Prepaid expenses..........................................      2,537       14,101
  Other assets..............................................      2,396        6,707
                                                              ---------    ---------
          TOTAL CURRENT ASSETS..............................     85,354      387,139
Property and equipment, net.................................     35,463      236,897
Investments in and advances to ventures.....................    104,459       76,730
Goodwill and intangible assets, net of accumulated
  amortization of $3,916 and $10,184 at December 31, 1996
  and 1997, respectively....................................      9,548       43,284
Restricted cash.............................................      2,554       36,411
                                                              ---------    ---------
          TOTAL ASSETS......................................  $ 237,378    $ 780,461
                                                              =========    =========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable and accrued expenses.....................  $  15,211    $  61,984
  Debt maturing within one year.............................     16,261        6,390
  Current portion of capital lease obligations..............         --       21,490
  Related party debt maturing within one year...............      4,947        5,708
  Other current liabilities.................................      2,040        6,301
                                                              ---------    ---------
          TOTAL CURRENT LIABILITIES.........................     38,459      101,873
Long-term debt, less current portion........................      5,260      408,330
Long-term portion of capital lease obligations..............         --      117,645
Related party long-term debt, less current portion..........     59,079       79,796
Taxes and other non-current liabilities.....................     14,664       14,595
                                                              ---------    ---------
          TOTAL LIABILITIES.................................    117,462      722,239
COMMITMENTS AND CONTINGENCIES
  Minority interest.........................................      1,915       18,766
Common stock, subject to repurchase (325,000 shares and
  797,100 shares outstanding at December 31, 1996 and 1997,
  respectively).............................................      4,333       12,489
SHAREHOLDERS' EQUITY
  Preferred stock, $0.0001 par value (10,000,000 shares
     authorized; none issued and outstanding)...............         --           --
  Common stock, $0.10 par value (135,000,000, shares
     authorized; 34,589,106, and 37,606,814 shares issued
     and outstanding, net of 116,639 and 195,528 shares of
     treasury stock at December 31, 1996 and 1997,
     respectively)..........................................      3,459        3,761
  Additional paid-in capital................................    238,268      274,359
  Cumulative translation adjustment.........................     (2,161)      (8,269)
  Accumulated deficit.......................................   (125,898)    (242,884)
                                                              ---------    ---------
          TOTAL SHAREHOLDERS' EQUITY........................    113,668       26,967
                                                              ---------    ---------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........  $ 237,378    $ 780,461
                                                              =========    =========

   The accompanying notes are an integral part of these financial statements.

                         GLOBAL TELESYSTEMS GROUP, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                    YEAR ENDED DECEMBER 31,
                                                            ---------------------------------------
                                                               1995          1996          1997
                                                            ----------    ----------    -----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
REVENUES, NET:
  Telecommunication and other services....................   $  5,979      $ 19,210      $  41,300
  Equipment sales.........................................      2,433         4,907          5,798
                                                             --------      --------      ---------
                                                                8,412        24,117         47,098
                                                             --------      --------      ---------
OPERATING COSTS AND EXPENSES
  Cost of revenues:
     Telecommunication and other services.................      8,150        14,741         37,206
     Equipment sales......................................        246         4,200          5,513
  Selling, general and administrative.....................     37,291        47,940         68,425
  Depreciation and amortization...........................      3,491         4,165          6,227
  Non-income taxes........................................        234           850          2,085
                                                             --------      --------      ---------
                                                               49,412        71,896        119,456
  Write-off of venture-related assets.....................         --            --          1,673
  Equity in losses of ventures............................      7,871        10,150         14,599
                                                             --------      --------      ---------
Loss from operations......................................    (48,871)      (57,929)       (88,630)
OTHER INCOME/(EXPENSE):
  Other non-operating income..............................     10,270            --             --
  Interest income.........................................      2,177         3,569         11,361
  Interest expense........................................       (728)      (11,122)       (39,086)
  Foreign currency losses.................................       (685)       (1,176)        (1,826)
                                                             --------      --------      ---------
                                                               11,034        (8,729)       (29,551)
                                                             --------      --------      ---------
Net loss before income taxes and minority interest........    (37,837)      (66,658)      (118,181)
Income taxes..............................................      2,565         1,360          2,482
                                                             --------      --------      ---------
Net loss before minority interest.........................    (40,402)      (68,018)      (120,663)
Minority interest.........................................          2            27          3,677
                                                             --------      --------      ---------
Net loss..................................................   $(40,400)     $(67,991)     $(116,986)
                                                             ========      ========      =========
Net loss per share........................................   $  (1.70)     $  (2.33)     $   (3.26)
                                                             ========      ========      =========
Weighted average common shares outstanding................     23,707        29,157         35,833
                                                             ========      ========      =========

   The accompanying notes are an integral part of these financial statements.

                         GLOBAL TELESYSTEMS GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                            ---------------------------------
                                                              1995        1996        1997
                                                            --------    --------    ---------
                                                                     (IN THOUSANDS)
OPERATING ACTIVITIES
  Net loss................................................  $(40,400)   $(67,991)   $(116,986)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH USED IN
  OPERATING ACTIVITIES:
  Depreciation and amortization...........................     3,721       7,444       14,843
  Amortization of discount on note payable................        --       3,598        5,023
  Equity in losses of ventures, net of dividends
     received.............................................     7,871      11,123       17,474
  Deferred interest.......................................        --       6,583       12,970
  Write-off of venture related assets.....................        --          --        1,673
  Non-cash compensation...................................        --          --        4,571
  Minority interest.......................................        (2)        (27)      (3,677)
  Other...................................................     2,577       1,342        2,985
  Changes in assets and liabilities, excluding effects of
     acquisitions and ventures:
     Accounts receivable..................................    (1,557)     (6,996)     (10,900)
     Prepaid expenses.....................................      (438)       (605)      (7,522)
     Accounts payable and accrued expenses................    12,820      (1,694)      34,925
     Other changes in assets and liabilities..............     9,474       8,207       (3,984)
                                                            --------    --------    ---------
          NET CASH USED IN OPERATING ACTIVITIES...........    (5,934)    (39,016)     (48,605)
INVESTING ACTIVITIES Investments in and advances to
  ventures, net of repayments.............................   (45,102)    (54,932)       5,943
  Purchases of property and equipment.....................   (24,324)    (12,195)     (45,148)
  Restricted cash.........................................    (2,543)    (13,138)     (62,924)
  Acquisitions, net of cash acquired......................    (1,871)         --        1,050
  Goodwill and other intangibles..........................    (6,181)       (487)      (2,196)
  Other investing activities..............................     2,069        (125)        (149)
                                                            --------    --------    ---------
          NET CASH USED IN INVESTING ACTIVITIES...........   (77,952)    (80,877)    (103,424)
FINANCING ACTIVITIES
  Proceeds from debt......................................    23,325      63,599      409,817
  Payment of debt issue costs.............................      (779)     (2,777)     (24,927)
  Net proceeds from issuance of common stock..............    42,175     107,775       36,432
  Other financing activities..............................      (750)         --         (536)
                                                            --------    --------    ---------
          NET CASH PROVIDED BY FINANCING ACTIVITIES.......    63,971     168,597      420,786
Effect of exchange rate changes on cash and cash
  equivalents.............................................      (676)        126       (7,865)
                                                            --------    --------    ---------
Net (decrease) increase in cash and cash equivalents......   (20,591)     48,830      260,892
Cash and cash equivalents at beginning of year............    29,635       9,044       57,874
                                                            --------    --------    ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR..................  $  9,044    $ 57,874    $ 318,766
                                                            ========    ========    =========

   The accompanying notes are an integral part of these financial statements.

                         GLOBAL TELESYSTEMS GROUP, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 1995, 1996, AND 1997

                                                   COMMON STOCK     ADDITIONAL   CUMULATIVE                      TOTAL
                                                  ---------------    PAID-IN     TRANSLATION   ACCUMULATED   SHAREHOLDERS'
                                                  SHARES   AMOUNT    CAPITAL     ADJUSTMENT      DEFICIT        EQUITY
                                                  ------   ------   ----------   -----------   -----------   -------------
                                                                               (IN THOUSANDS)
BALANCE AT DECEMBER 31, 1994....................  20,781   $2,078    $ 70,359      $  (246)     $ (17,507)     $  54,684
  Proceeds from the sale of common stock, net of
    expenses of $3,680..........................   5,091      509      41,629           --             --         42,138
  Translation adjustment........................      --       --          --       (1,289)            --         (1,289)
  Net loss......................................      --       --          --           --        (40,400)       (40,400)
  Other.........................................     333       33         156           --             --            189
                                                  ------   ------    --------      -------      ---------      ---------
BALANCE AT DECEMBER 31, 1995....................  26,205    2,620     112,144       (1,535)       (57,907)        55,322
  Proceeds from the sale of common stock, net of
    expenses of $3,567..........................   8,349      835     106,909           --             --        107,744
  Issuance of 7,223 warrants in connection with
    debt financing..............................      --       --      20,184           --             --         20,184
  Translation adjustment........................      --       --          --         (626)            --           (626)
  Net loss......................................      --       --          --           --        (67,991)       (67,991)
  Other.........................................      35        4        (969)          --             --           (965)
                                                  ------   ------    --------      -------      ---------      ---------
BALANCE AT DECEMBER 31, 1996....................  34,589    3,459     238,268       (2,161)      (125,898)       113,668
  Proceeds from the sale of common stock, net of
    expenses of $2,777..........................   2,503      250      36,182           --             --         36,432
  Translation adjustment........................      --       --          --       (6,108)            --         (6,108)
  Net loss......................................      --       --          --           --       (116,986)      (116,986)
  Other.........................................     515       52         (91)          --             --            (39)
                                                  ------   ------    --------      -------      ---------      ---------
BALANCE AT DECEMBER 31, 1997....................  37,607   $3,761    $274,359      $(8,269)     $(242,884)     $  26,967
                                                  ======   ======    ========      =======      =========      =========

   The accompanying notes are an integral part of these financial statements.

                         GLOBAL TELESYSTEMS GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: NATURE OF BUSINESS OPERATIONS

     Global TeleSystems Group, Inc. ("GTS" or "the Company"), is a provider of a broad range of telecommunications services to businesses, other telecommunications service providers and consumers through its operation of voice and data networks, international gateways, local access and cellular networks and the provision of various value-added services in the Commonwealth of Independent States ("CIS"), primarily Russia, Central Europe, and India and China ("Asia"). The Company, through two of its ventures, is also building a new infrastructure for transporting international voice, data and video traffic for other carriers throughout Western Europe and for worldwide international voice, data and video traffic that either originates or terminates in, or transits through, Western Europe. See further discussion of the Company's business operations within Note 3, "Investments In and Advances to Ventures," and Note 14, "Segment Information and Certain Geographical Data."

     Certain of the Company's ventures are in the early stages of operations in the telecommunications industry. The Company's businesses are developing rapidly; some are in countries with an emerging economy, which by nature have an uncertain economic, political and regulatory environment. The general risks of operating businesses in the CIS and other developing countries include the possibility for rapid change in government policies, economic conditions, the tax regime and foreign currency regulations.

     The ultimate recoverability of the Company's investments in and advances to ventures is dependent on many factors including, but not limited to, the economies of the countries in which it does business; the ability of the Company to maintain the necessary telecommunications licenses; and the ability of the Company to obtain sufficient financing to continue to meet its capital and operational commitments.

     On December 1, 1997, the Company filed an amendment to its Certificate of Incorporation to effect an increase in the authorized common shares from 60,000,000 to 135,000,000; a 3 for 2 common share stock split, 1 1/2 common shares for every common share issued and outstanding; and an increase in the par value of its authorized common shares from $0.0001 to $0.10 on a post-split basis. Accordingly, the Company has presented share and per share data for issued and outstanding shares as well as options and warrants on a restated basis to give effect to the increase in authorized common shares, the stock split and the increase in par value for its capital stock.

     Subsequent to year end, the Company completed an initial public offering of
12.8 million shares of common stock at $20 per common share (the "Stock Offering"). The Company also issued aggregate principal amount $105.0 million of 9.875% senior notes due 2005 (the "Notes Offering" and together with the Stock Offering, the "Offerings"). See Note 15, "Subsequent Events."

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     Wholly-owned subsidiaries and majority-owned ventures where the Company has unilateral operating and financial control are consolidated. Those ventures where the Company exercises significant influence, but does not exercise unilateral operating and financial control are accounted for by the equity method. The Company has certain majority-owned ventures that are accounted for by the equity method as a result of minority shareholder rights, super majority voting conditions or other governmentally imposed uncertainties so severe that they prevent the Company from obtaining unilateral control of the venture. If the Company has little ability to exercise significant influence over a venture, the venture is accounted for by the cost method. All significant intercompany accounts and transactions are eliminated upon consolidation.

     The Company recognizes profits and losses in accordance with its underlying ownership percentage or allocation percentage as specified in the agreements with its partners; however, the Company recognizes 100% of the losses in ventures where the Company bears all of the financial risk. When such ventures become

                         GLOBAL TELESYSTEMS GROUP, INC.

profitable, the Company recognizes 100% of the profits until such time as the excess losses previously recognized have been recovered.

RECLASSIFICATIONS

     Certain reclassifications have been made to the 1995 and 1996 consolidated financial statements in order to conform to the 1997 presentation.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. The Company had $16.2 million and $66.9 million of restricted cash at December 31, 1996 and 1997, respectively. The restricted cash is primarily related to cash held in escrow for interest payments associated with the Company's debt obligations.

PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost. Depreciation, which includes the amortization of assets recorded under capital leases, is calculated on a straight-line basis over the lesser of the estimated lives, ranging from five to ten years for telecommunications equipment and three to five years for furniture, fixtures and equipment and other property, or their contractual term. Construction in process reflects amounts incurred for the configuration and build-out of telecommunications equipment and telecommunications equipment not yet placed into service. Maintenance and repairs are charged to expense as incurred.

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 34, "Capitalization of Interest Costs," the Company intends to capitalize material interest costs associated with the construction of capital assets for business operations and amortize the costs over the assets' useful lives. The Company has not capitalized any interest costs through December 31, 1997.

GOODWILL AND INTANGIBLE ASSETS

     Goodwill represents the excess of acquisition costs over the fair market value of the net assets of acquired businesses and is being amortized on a straight-line basis over their estimated useful lives ranging from three to ten years. Intangible assets, principally telecommunications service contracts, licenses and deferred financing costs, are amortized on a straight-line basis over the lesser of their estimated useful lives, generally three to fifteen years, or their contractual term. In accordance with Accounting Principles Board ("APB") Opinion No. 17, "Intangible Assets," the Company continues to evaluate the amortization period to determine whether events or circumstances warrant revised amortization periods. Additionally, the Company considers whether the carrying value of such assets should be reduced based on the future benefits of its intangible assets.

LONG-LIVED ASSETS

     In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," long-lived assets to be held and used by the Company are reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flows analysis of assets at the lowest level for which identifiable cash flows exist. If an

                         GLOBAL TELESYSTEMS GROUP, INC.

impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the estimated value of the asset. The fair value of the asset is measured using quoted market prices or, in the absence of quoted market prices, fair value is based on an estimate of discounted cash flow analysis. During the year ended December 31, 1996, the Company's analyses indicated that there was not an impairment of its long-lived assets. During the year ended December 31, 1997, the Company's analyses indicated that there was an impairment of its long-lived assets. Accordingly, the Company recorded a write-down of long-lived assets associated with its investments in the Asia and Central Europe regions (see Note 3, "Investments in and Advances to Ventures").

INCOME TAXES

     The Company uses the liability method of accounting for income taxes. Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and the basis as reported in the consolidated financial statements. The Company does not provide for deferred taxes on the undistributed earnings of its foreign companies, as such earnings are intended to be permanently reinvested in those operations.

FOREIGN CURRENCY TRANSLATION

     The Company follows a translation policy in accordance with SFAS No. 52, "Foreign Currency Translation." In most instances, the local currency is considered the functional currency for the Company's subsidiaries and ventures, except for operations in the CIS, where the U.S. dollar has been designated as the functional currency. Assets and liabilities of these subsidiaries and ventures are translated at the rates of exchange at the balance sheet date. Income and expense accounts are translated at average monthly rates of exchange. The resultant translation adjustments are included in the cumulative translation adjustment, a separate component of shareholders' equity. Gains and losses from foreign currency transactions of these subsidiaries and ventures are included in the operations of the subsidiary or venture.

     For those ventures operating in the CIS, the temporal method for translating assets and liabilities is used. Accordingly, monetary assets and liabilities are translated at current exchange rates while non-monetary assets and liabilities are translated at their historical rates. Income and expense accounts are translated at average monthly rates of exchange. The resultant translation adjustments are included in the operations of the subsidiaries and ventures.

REVENUE RECOGNITION

     The Company records as revenue the amount of telecommunications services rendered, as measured primarily by the minutes of traffic processed, after deducting an estimate of the traffic that will be neither billed nor collected. Revenue from service or consulting contracts is accounted for when the services are provided. Equipment sales revenue is generally recognized upon shipment of the equipment. Billings received in advance of service being performed are deferred and recognized as revenue as the service is performed.

NET LOSS PER SHARE

     During 1997, the Company adopted SFAS No. 128, "Earnings Per Share," which requires the Company to present basic and fully diluted earnings per share for all years presented. The Company's net loss per share calculation (basic and fully diluted) is based upon the weighted average common shares issued. There are no reconciling items in the numerator or denominator of the Company's net loss per share calculation. Employee stock options, warrants, and convertible debt instruments have been excluded from the net loss per share calculation because their effect would be anti-dilutive (see Note 5, "Debt Obligations,"
Note 6, Shareholders' Equity and Note 7, "Stock Option Plans").

                         GLOBAL TELESYSTEMS GROUP, INC.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company believes that the carrying amount of its financial instruments reported in the balance sheets approximates their fair value.

OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts and notes receivable. The Company maintains most of its cash and cash equivalents in one high-quality U.S. financial institution. The Company extends credit to various customers and establishes an allowance for doubtful accounts for specific customers that it determines to have significant credit risk. The Company provides allowances for potential credit losses when necessary.

     The Company does not currently hedge against foreign currency fluctuations, although the Company may implement such practices in the future. Under current practices, the Company's results of operations could be adversely affected by fluctuations in foreign currency exchange rates.

STOCK BASED COMPENSATION

     SFAS No. 123, "Accounting for Stock-Based Compensation," establishes a fair value method of accounting for employee stock options and similar equity instruments. The fair value method requires compensation cost to be measured at the grant date based on the value of the award and is recognized over the service period. SFAS No. 123 allows companies to either account for stock-based compensation under the new provisions of SFAS No. 123 or under the provisions of APB No. 25, "Accounting for Stock Issued to Employees." The Company has elected to account for its stock-based compensation in accordance with the provisions of APB No. 25 and presents pro forma disclosures of net loss as if the fair value method had been adopted.

USES OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

     The preparation of these consolidated financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect amounts in the financial statements and accompanying notes and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NEW ACCOUNTING STANDARDS

     The Financial Accounting Standards Board has issued two new standards which become effective for reporting periods beginning after December 15, 1997. SFAS No. 130, "Reporting Comprehensive Income," requires additional disclosures with respect to certain changes in assets and liabilities that previously were not required to be reported as results of operations for the period. The Company will begin making the additional disclosures required by SFAS No. 130 in the first quarter of 1998. SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires financial and descriptive information with respect to "operating segments" of an entity based on the way management disaggregates the entity for making internal operating decisions. The Company will begin making the disclosures required by SFAS No. 131 with financial statements for the period ending December 31, 1998.

NOTE 3: INVESTMENTS IN AND ADVANCES TO VENTURES

     The Company has various investments in ventures that are accounted for by the equity method. The Company's ownership percentages in its equity method investments range from 49% to 80%. The Company has no investments in ventures that are accounted for by the cost method.

                         GLOBAL TELESYSTEMS GROUP, INC.

     The components of the Company's investments in and advances to ventures are as follows:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1996       1997
                                                              --------    -------
                                                                (IN THOUSANDS)
Equity in net assets acquired...............................  $ 41,105    $31,183
Excess of investment cost over equity in net assets acquired net of amortization of $4,347 and $4,851 at December 31,
  1996 and 1997, respectively...............................    11,288      7,582
Accumulated (losses) earnings recognized....................   (13,840)    14,659
Dividends...................................................      (973)    (3,848)
Cash advances and other.....................................    66,879     27,154
                                                              --------    -------
          Total investments in and advances to ventures.....  $104,459    $76,730
                                                              ========    =======

     In applying the equity method of accounting, the Company's policy is to amortize the excess of investment cost over equity in net assets acquired based upon an assignment of the excess to the fair value of the venture's identifiable tangible and intangible assets, with any unassigned amounts designated as goodwill. The Company then amortizes the allocated costs in accordance with its policies defined in Note 2, "Summary of Significant Accounting Policies."

     The Company has financed the operating and investing cash flow requirements of several of its ventures in the form of cash advances. The Company anticipates that these ventures will generate sufficient cash inflows for the repayment of the cash advances as their businesses mature. Also, due to the long-term nature of the anticipated repayment period and the potential risk associated with the repatriation of the cash advances, the Company has aggregated its investments in and cash advances to the ventures.

     The Company's share of the ventures' foreign currency translation adjustments is reflected in the investment accounts.

INVESTMENT RECOVERABILITY

     The Company periodically evaluates the recoverability of its equity investments, in accordance with APB No. 18, "The Equity Method of Accounting for Investments in Common Stock," and if circumstances arise where a loss in value is considered to be other than temporary, the Company will record a write-down of excess investment cost. The Company's recoverability analysis is based on the projected undiscounted cash flows of the operating ventures, which is the lowest level of cash flow information available. As of December 31, 1997, the Company recorded a write-off of approximately $5.4 million, which represented the net balance of certain investments in and advances to ventures located in Asia (primarily Beijing Tianmu and V-Tech) and Central Europe (Eurohivo) which were stated in excess of their net realizable value. The entire net balance of these investments in and advances to ventures was written-off based on the fact that these ventures project overall negative cash flows for the foreseeable future. The ventures projected future operations deteriorated during 1997 as a result of problems dealing with one of its partners, the inability of the

                         GLOBAL TELESYSTEMS GROUP, INC.

ventures to develop markets for its services, and technical problems. The components of the charge, which was classified as equity in losses of ventures, were as follows:

Equity in net assets acquired...............................  $ 17,093
Excess of investment cost over equity in net assets
  acquired..................................................       593
Accumulated (losses) earnings recognized....................   (23,253)
Dividends...................................................        --
Cash advances and other.....................................    10,921
                                                              --------
Net write-off as of December 31, 1997.......................  $  5,354
                                                              ========

     Prior to the write-off detailed above, the Company included approximately $14.4 million in its accumulated losses (of the $14.4 million, approximately $13.5 million related to the write-off of advances to several Chinese owned operating telecommunications companies to which the Company provides technical and financial assistance and $0.9 million related to the write-off of inventories, receivables, and other assets) which represented the Company's share of asset write-offs recorded by certain of the Company's equity method investments in Asia during the year ended December 31, 1997. Such write-offs, for the same reasons mentioned in the previous paragraph, were recorded by the Company's equity method investments pursuant to SFAS No. 121 and are included in the $(23.3) million accumulated (losses) detailed above. Additionally, during the year ended December 31, 1997 the Company recorded a charge of $1.7 million in order to write off certain holding company assets associated with the ventures located in Asia and Central Europe. This charge has been included as a separate line item in the Company's statement of operations.

HERMES EUROPE RAILTEL B.V. ("HER") RECAPITALIZATION

     During the year ended December 31, 1997, HER recapitalized its equity structure and amended its existing shareholder agreement. In connection with the HER recapitalization the Company contributed approximately $51.8 million and converted existing note receivables of approximately $28.4 million in exchange for an additional 29% equity interest in HER. As a result of the recapitalization and amended shareholder agreement, the Company obtained unilateral control over HER. As such, HER has been consolidated into the Company's financial statements effective July 6, 1997, the effective date of the recapitalization. The Company recognized approximately $8.7 million of goodwill in connection with the recapitalization. As a result of the Company's loss recognition policy, the consolidation of HER would not have a material impact on the Company's historical financial position or operating results and thus no pro forma information is disclosed herein.

     As of December 31, 1997, the consolidation of HER resulted in reductions of $72.9 million, $10.0 million, and $4.6 million in the equity in net assets acquired, excess of investment cost over equity in net assets acquired, and cash advances and other, respectively. Additionally, as of December 31, 1997 the consolidation of HER had a $21.4 million favorable impact on the accumulated (losses) earnings recognized.

                         GLOBAL TELESYSTEMS GROUP, INC.

CHANGES IN THE INVESTMENTS IN AND ADVANCES TO VENTURES

     The changes in the investments in and advances to ventures are as follows:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
                                                                 (IN THOUSANDS)
Balance, at beginning of period.............................  $ 56,153    $104,459
Equity in net assets acquired...............................    22,441      80,054
Excess of investment cost over equity in net assets
  acquired..................................................     5,288      10,187
Dividends...................................................      (973)     (2,875)
Cash advances (repayments) and other........................    31,700     (24,171)
Effect of consolidating equity method company...............        --     (76,325)
                                                              --------    --------
                                                                58,456     (13,130)
Equity ownership in losses..................................    (3,122)     (5,552)
Excess losses recognized over amount attributable to
  ownership
  interest..................................................    (4,451)    (10,610)
Amortization of excess of investment cost over equity in net
  assets acquired...........................................    (2,577)     (3,313)
Loss in value that is other than temporary..................        --      (5,354)
Effect of consolidating equity method company...............        --      10,230
                                                              --------    --------
                                                               (10,150)    (14,599)
                                                              --------    --------
Balance, at end of period...................................  $104,459    $ 76,730
                                                              ========    ========

     As of December 31, 1997, the significant investments accounted for under the equity method and the percentage interest owned consist of the following:

                 EQUITY OWNED SUBSIDIARIES                    OWNERSHIP %
                 -------------------------                    -----------
EDN Sovintel................................................     50%
Sovam Teleport..............................................     67%
GTS Ukrainian TeleSystems, L.L.C. (holds a 49% interest in
  Bancomsvyaz)..............................................     60%
GTS-Vox Limited (holds a 95% interest in TeleCommunications
  of Moscow)................................................   52.64%
TeleRoss Ventures -- 13 joint ventures in various regions in
  the CIS...................................................     50%
Vostok Ventures -- 12 joint ventures in various regions in
  the CIS...................................................   50-70%
PrimTelefone................................................     50%
GTS Monaco Access S.A.M.....................................     50%

     In connection with a purchase of a venture during 1995, the Company is required to pay additional consideration through 1998, in shares of the Company's common stock, based on the actual earnings of the venture. The Company's maximum obligation pursuant to this agreement is to issue 1,121,640 shares of common stock. The Company will recognize any additional consideration paid under this agreement as goodwill. During the first quarter of 1998, the Company will issue additional shares based on the venture's 1997 earnings (see
Note 15, "Subsequent Events").

     During 1996 and 1997, the Company, in connection with a venture investment, entered into two financing agreements with a shareholder of the Company for a total of approximately $8.6 million. Subject to certain conditions, the shareholder has the right to require the repayment of this amount in cash or by exchange for 713,311 shares of the Company's common stock. Subsequent to the Stock Offering, repayment of this financing is due on demand and must be in exchange for the Company's common stock. This amount has been included in "Other financing agreements" (see Note 5, "Debt Obligations").

                         GLOBAL TELESYSTEMS GROUP, INC.

     Subsequent to year end, the Company purchased the remaining interest in Sovam Teleport, one of its equity method investments in the CIS.

     The following tables present condensed financial information of the Company's ventures that are accounted for by the equity method of accounting as of December 31, 1996 and 1997.

YEAR ENDED DECEMBER 31, 1996

                                                   MAJORITY OWNED    50% OR LESS      TOTAL EQUITY
             EQUITY METHOD ENTITIES                   VENTURES      OWNED VENTURES   METHOD VENTURES
             ----------------------                --------------   --------------   ---------------
                                                                    (IN THOUSANDS)
Revenue..........................................     $36,202          $107,270         $143,472
Gross margin.....................................      17,109            45,937           63,046
Net income (loss)................................       3,240            (8,460)          (5,220)
Equity in net losses.............................      (1,091)           (6,482)          (7,573)
Current assets...................................      27,293            50,689           77,982
Total assets.....................................      48,174           146,483          194,657
Current liabilities..............................      19,416            68,474           87,890
Total liabilities................................      24,987           102,332          127,319
Net assets.......................................      23,187            44,151           67,338
Ownership interest in equity in net assets.......      14,912            19,513           34,425

YEAR ENDED DECEMBER 31, 1997

                                                   MAJORITY OWNED    50% OR LESS      TOTAL EQUITY
             EQUITY METHOD ENTITIES                   VENTURES      OWNED VENTURES   METHOD VENTURES
             ----------------------                --------------   --------------   ---------------
                                                                    (IN THOUSANDS)
Revenue..........................................     $47,986          $178,174         $226,160
Gross margin.....................................      29,292            69,136           98,428
Net (loss) income................................     (10,370)           14,700            4,330
Equity in net (losses) earnings..................     (11,538)            5,131           (6,407)
Current assets...................................      20,841            59,959           80,800
Total assets.....................................      35,090           176,117          211,207
Current liabilities..............................      18,719            68,503           87,222
Total liabilities................................      27,653           102,758          130,411
Net assets.......................................       7,438            73,359           80,797
Ownership interest in equity in net assets.......       9,541            45,638           55,179

                         GLOBAL TELESYSTEMS GROUP, INC.

NOTE 4: SUPPLEMENTAL BALANCE SHEET INFORMATION

                                                                 DECEMBER 31,
                                                              -------------------
                                                               1996        1997
                                                              -------    --------
                                                                (IN THOUSANDS)
Accounts Receivable Consists Of:
  Trade accounts receivable.................................  $ 6,769    $ 15,725
  Value added taxes receivable..............................    1,971       3,350
  Other receivables.........................................      962       2,089
                                                              -------    --------
                                                                9,702      21,164
    Less: allowance for doubtful accounts...................      782       4,085
                                                              -------    --------
        Total accounts receivable, net......................  $ 8,920    $ 17,079
                                                              =======    ========
Property And Equipment Consists Of:
  Telecommunications equipment..............................  $28,302    $231,996
  Furniture, fixtures and equipment.........................    5,877       9,760
  Other property............................................      837       3,470
  Construction in process...................................    7,009       7,799
                                                              -------    --------
                                                               42,025     253,025
    Less: accumulated depreciation..........................    6,562      16,128
                                                              -------    --------
        Total property and equipment, net...................  $35,463    $236,897
                                                              =======    ========
Accounts Payable And Accrued Expenses Consists Of:
  Accounts payable..........................................  $ 6,761    $ 25,005
  Interest payable..........................................      213      17,483
  Accrued compensation......................................    3,151       6,165
  Other accrued expenses....................................    5,086      13,331
                                                              -------    --------
        Total accounts payable and accrued expenses.........  $15,211    $ 61,984
                                                              =======    ========

NOTE 5: DEBT OBLIGATIONS

     Company debt consists of:

                                                                 DECEMBER 31,
                                                              -------------------
                                                               1996        1997
                                                              -------    --------
                                                                (IN THOUSANDS)
Senior notes of HER, due August 15, 2007 at 11.5% interest
  payable semiannually......................................  $    --    $265,000
Senior subordinated convertible bonds, due June 30, 2000 at
  an effective interest rate of 15%, and a stated rate of
  8.75%-9.75% payable semiannually..........................       --     144,787
Related party debt obligations, with principal payments
  beginning April 1, 1998 and maturing on March 31, 2001 at
  10% interest, net of unamortized discount for warrants to
  purchase 7,778 common shares..............................   59,079      72,233
Other financing agreements..................................   26,468      18,204
                                                              -------    --------
                                                               85,547     500,224
  Less: debt maturing within one year.......................   21,208      12,098
                                                              -------    --------
          Total long-term debt..............................  $64,339    $488,126
                                                              =======    ========

     In the third quarter of 1997, HER issued $265.0 million aggregate principal amount of senior notes due August 15, 2007 (the "Senior Notes"). The Senior Notes are general unsecured obligations of the subsidiary with interest payable semiannually at a rate of 11.5%. Approximately $56.6 million of the net proceeds of the offering of the Senior Notes is being held in escrow for the first four semiannual interest payments commencing in 1998. HER may redeem the Senior Notes, in whole or in part, any time on or after August 15,

                         GLOBAL TELESYSTEMS GROUP, INC.

2002 at specific redemption prices. HER may also redeem a portion of the Senior Notes at a price equal to 111.5% of the principal amount prior to August 15, 2000 with net cash proceeds of a public equity offering of HER with gross proceeds of at least $75 million or in certain other circumstances specified in the indenture for the Senior Notes, provided, however, that at least two-thirds of the principal amount of the Senior Notes originally issued remain outstanding after each such redemption.

     In July 1997, the Company issued $144.8 million aggregate principal amount of senior subordinated convertible bonds (the "Bonds") due June 30, 2000. The Bonds constitute direct, unsecured senior subordinated indebtedness after existing debt of $82.7 million. Upon completion of a complying public equity offering as defined in the Bond agreement (an "Offering") or in certain other circumstances as defined in the Bond agreement, the Bonds may be converted at the option of the holders from time to time, in whole or in part, prior to the close of business on June 30, 2000, into shares of the Company's common stock, par value $0.10 per share. The Bonds will be convertible into such number of shares of the Company's common stock as is equal to the principal amount of such Bonds divided by the applicable conversion price as defined in the Bond Agreement. The Bonds bear interest payable semiannually at a stated rate of 8.75% for the first year, 9.25% for the second year and 9.75% for the final year. In the event of an Offering, the interest rate will remain at the interest rate prevailing at the time of the Offering until maturity. In the event that an Offering has not occurred by the maturity date, the Bonds will be redeemed at 121% of their principal amount. As a result of the redemption feature, interest expense is being accrued and accreted at a 15% annual rate. (Subsequent to year end, the Company completed the Stock Offering at $20.00 per common share which will result in the Bonds being convertible into approximately 7.2 million shares of the Company's common stock. In addition, due to the completion of the Stock Offering, the interest rate will remain at 8.75% until maturity (see Note 15, "Subsequent Events").)

     In 1996, the Company entered into long-term obligations ("Debt Obligations"), totaling $70.0 million, with lenders (the "Lenders"). The Lenders are affiliated with and are considered related parties to the Company, as a result of their ownership of the Company's common stock (see Note 12, "Related Party Transactions"). The Debt Obligations require principal payments beginning in the third year, to maturity in the fifth year. The Debt Obligations bear an interest rate of 10.0% and require interest payments beginning in the first fiscal quarter subsequent to the date of issuance. At the Company's discretion, the initial interest accrued until the first principal payment can be deferred until maturity. Upon commencement of principal payments, the Company is obligated to make concurrent interest payments. Further, in connection with the Debt Obligations, the Company issued warrants to purchase 7,777,776 common shares, valued at $20.7 million. In accordance with the terms of the warrant agreement, the exercise price of the warrants was reduced from $10.27 per share to $9.33 per share, as the outstanding debt had not been repaid prior to December 31, 1996. The warrants may be exercised up to six years after the date of the relevant agreements. The Company is subject to certain restrictive covenants pursuant to these Debt Obligations, including restrictions on the payment of dividends and indebtedness to affiliated ventures. As of December 31, 1997, the Debt Obligations have been classified within "Related party long-term debt, less current portion" on the balance sheet. Subsequent to year end the Company repaid the Debt Obligations by using a portion of the proceeds from the Offerings (see Note 15, "Subsequent Events").

     Certain of the Company's consolidated ventures maintain credit facilities for their local operations. Borrowings under such credit facilities bear interest at prevailing negotiated market rates.

     Aggregate maturities of long-term debt, as of December 31, 1997, are as follows: 1998 -- $12.1 million, 1999 -- $1.1 million, 2000 -- $149.4 million,
2001 -- $0.2 million and $349.5 million thereafter.

     The Company paid interest of $0.7 million, $0.2 million and $2.0 million in 1995, 1996 and 1997, respectively. The Company incurred interest expense of $39.1 million in 1997 and would have recorded $33.1 million in additional interest expense in 1997 had the Senior Notes and Bonds been outstanding on January 1, 1997.

                         GLOBAL TELESYSTEMS GROUP, INC.

NOTE 6: SHAREHOLDERS' EQUITY

COMMON STOCK

     The following table summarizes the Company's equity private placements for the periods ending:

                                                     SHARES ISSUED   SHARE PRICE   NET PROCEEDS
                                                     -------------   -----------   ------------
                                                         (IN THOUSANDS, EXCEPT SHARE DATA)
December 31, 1995..................................    5,090,876       $ 9.00        $ 42,138
December 31, 1996..................................    8,348,532        13.33         107,744
December 31, 1997..................................    2,502,686        15.67          36,432

     During 1995, the Company issued 400,000 shares of common stock to an independent third party in connection with the purchase of an interest in a venture within the CIS region. At the discretion of the holder of these shares, the Company is obligated to repurchase these shares at the prevailing fair market value of the Company's common stock on the date of repurchase. During 1995, the Company repurchased 75,000 shares at $10.00 per share and the repurchased shares became treasury stock. In March 1997, the Company repurchased 32,500 shares at $13.33 per share, and these shares became treasury stock. The Company will be required to repurchase the remaining shares over the next three years. During 1997, the Company issued 504,600 shares of common stock pursuant to a purchase agreement with a seller for a portion of their interest in a venture within the CIS region. Pursuant to the purchase agreement, the Company is obligated to assist the seller in locating a purchaser for the common stock, and if unable to do so, to repurchase the issued common stock. The Company has accreted the value of the outstanding common stock subject to repurchase (325,000 shares at December 31, 1996 and 797,100 shares at December 31, 1997), to the fair value of the Company's common stock as of December 31, 1996 and 1997 ($13.33 and $15.67 per share, respectively).

     During 1996, the Company entered into the Debt Obligations totaling $70.0 million with the Lenders. In connection with the Debt Obligations, the Company issued warrants to purchase 7,777,776 common shares at $10.27 per share. The exercise price of the warrants was automatically reduced to $9.33 per share as of December 31, 1996, because the Debt Obligations remained outstanding. The warrants expire during the first and second quarters of 2002.

     The Company does not intend to pay dividends on common stock in the foreseeable future. In addition, certain of the Company's financing agreements include covenant restrictions precluding the payment of dividends by the Company.

     The Company has reserved 15,572,260 shares of common stock for issuance upon conversion of the exercise of outstanding and future stock options, warrants and similar rights.

PREFERRED STOCK

     As of December 31, 1996 and 1997, there were 10,000,000 shares of $0.0001 par value preferred stock authorized, with rights and preferences to be determined by the Board of Directors. As of December 31, 1996 and 1997, no shares of preferred stock had been issued.

NOTE 7: STOCK OPTION PLANS

     The Company applies the provisions of APB No. 25 in accounting for its stock option incentive plans. The effect of applying SFAS No. 123 on the net loss as reported is not representative of the effects on reported net loss for future years due to the vesting period of the stock options and the fair value of additional stock options in future years. Had compensation expense been determined in accordance with the methodology of SFAS No. 123, the Company's net loss for the years ended December 31, 1995, 1996 and 1997 would have been approximately $40.9 million, $69.4 million and $123.4 million, respectively. The fair value of options

                         GLOBAL TELESYSTEMS GROUP, INC.

granted during 1995 and 1996 are estimated as $2.19 and $2.93 per common share, respectively, on the date of grant using the minimum value option pricing model with the following assumptions: dividend yield 0%, risk free interest rate of 5.50% for 1995 and 6.13% for 1996, and an expected life of five years. The fair value of options granted during 1997 are estimated as $7.35 per common share, on the date of grant using the Black Scholes option valuation model with the following assumptions: dividend yield 0%, risk free interest rate of 5.74%, an expected life of five years, and an expected volatility of .50. The Company determined its volatility factor with the assistance of an investment banker, based on peer group public companies.

     The Company maintains the 1992 Stock Option Plan, the Non-Employee Directors Stock Option Plan and the GTS Equity Compensation Plan (the "Option Plans"). As of December 31, 1997, the maximum number of shares of common stock available for grant under the Option Plans was 8,836,534. All options granted under the Option Plans are at exercise prices that were at least equal to the fair market value of common stock at the date of grant. Generally, all options granted under the Option Plans vest over a three-year period from the date of grant and expire ten years from the date of grant.

     Additional information with respect to stock option activity is summarized as follows:

                                                   YEAR ENDED DECEMBER 31,
                              ------------------------------------------------------------------
                                      1995                   1996                   1997
                              --------------------   --------------------   --------------------
                                          WEIGHTED               WEIGHTED               WEIGHTED
                                          AVERAGE                AVERAGE                AVERAGE
                                          EXERCISE               EXERCISE               EXERCISE
                               SHARES      PRICE      SHARES      PRICE      SHARES      PRICE
                              ---------   --------   ---------   --------   ---------   --------
Outstanding at beginning of
  year......................  2,431,800    $3.65     3,422,399    $ 5.56    4,869,360    $ 7.31
Options granted.............  1,210,800     9.04     1,612,962     11.10    2,215,296     14.53
Options exercised...........    (28,001)    4.46       (56,498)     6.70      (89,312)     6.34
Options canceled or
  expired...................   (192,200)    3.57      (109,503)     8.73     (433,173)     7.38
                              ---------              ---------              ---------
Outstanding at end of
  year......................  3,422,399     5.56     4,869,360      7.31    6,562,171      9.75
                              =========              =========              =========
Options exercisable at year
  end.......................    995,617    $3.59     1,992,236    $ 4.65    2,962,110    $ 6.06

     The following table summarizes information about stock options outstanding:

                                                  OPTIONS OUTSTANDING               OPTIONS EXERCISABLE
                                       -----------------------------------------   ----------------------
                                                         WEIGHTED
                                                         AVERAGE        WEIGHTED                 WEIGHTED
                                                        REMAINING       AVERAGE                  AVERAGE
       RANGE OF EXERCISE PRICE           NUMBER      CONTRACTUAL LIFE   EXERCISE     NUMBER      EXERCISE
        AT DECEMBER 31, 1997:          OUTSTANDING      (IN YEARS)       PRICE     EXERCISABLE    PRICE
       -----------------------         -----------   ----------------   --------   -----------   --------
$1.42 to $2.75.......................   1,446,000           6            $ 2.69     1,371,000     $ 2.68
$4.67 to $9.00.......................   1,270,650           7              7.88       986,679       7.66
$10.00 to $15.67.....................   3,845,521           8             13.03       604,431      11.13
                                        ---------                                   ---------
                                        6,562,171           7            $ 9.75     2,962,110     $ 6.06
                                        =========                                   =========

     In addition, prior to the establishment of the Option Plans, certain options were granted in 1991 to certain key employees and former employees to purchase 1,172,250 shares of the Company's common stock at an exercise price of $0.53 per share. All options were granted at an exercise price equal to the fair value of the underlying common stock at the date of grant. The options vested in equal increments over a three-year period. During 1993, 603,000 of the options were canceled and in 1994, 50,250 options were exercised, leaving 519,000 fully vested options outstanding at December 31, 1995, 1996 and 1997.

                         GLOBAL TELESYSTEMS GROUP, INC.

     During 1996, the Company implemented the GTS 1996 Top Talent Retention Program (the "Program"), which granted options to certain employees under the 1992 Stock Option Plan. The Program was offered to 28 employees, who had an aggregate of 339,524 options, and provided for an altered vesting period based on certain revenue levels achieved and certain stock price levels maintained. If these performance-based achievements are not attained, the options vest in April 2001. As of December 31, 1997 no performance levels were met.

     In the fourth quarter of 1997, HER implemented a stock option plan for its key officers and employees (the "HER Plan"). The ownership dilution caused by the HER Plan is not expected to be significant. As a result of issuing options under the HER Plan, HER will incur a non-cash charge of approximately $3.7 million, of which $2.6 million was recorded during the fourth quarter and the remaining $1.1 million will be recognized in 1998.

NOTE 8: EMPLOYEE BENEFIT PLAN

     The Company has a 401(k) retirement savings plan (the "Savings Plan") covering all U.S. citizen employees. The Savings Plan qualifies under section 401(k) of the Internal Revenue Code and as such, participants may defer pretax income in accordance with federal income tax limitations. The Company provides a 50% matching contribution on the first 5% contributed by the employee. The Company may also, at its discretion, make non-matching contributions. Both matching and non-matching contributions by the Company vest 100% after three years of service. The Company's expense under the Savings Plan was approximately $0.1 million, $0.2 million and $0.2 million for the years ended December 31, 1995, 1996 and 1997, respectively. The Company made no discretionary (non-matching) contributions for the years ended December 31, 1995, 1996 or 1997.

     HER established a pension plan in 1995 that covers all HER employees upon twenty-five years of age and at least one year of service. HER has entered into an insurance arrangement (an annuity contract) whereby an insurance provider has undertaken a legal obligation to provide specific benefits to participants in return for a fixed premium. As such, HER does not bear significant financial risk for its pension plan. HER's expense under the pension plan was $0.05 million, $0.4 million and $0.7 million for the years ended December 31, 1995, 1996 and 1997, respectively.

NOTE 9: OTHER NON-OPERATING INCOME

     Favorably affecting the 1995 results was the non-recurring $10.3 million gain the Company recognized as a result of its cash settlement of certain claims with a third party in 1995.

NOTE 10: INCOME TAXES

     The components of loss before income taxes and minority interest were as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                    ---------------------------------
                                                      1995        1996        1997
                                                    --------    --------    ---------
                                                             (IN THOUSANDS)
Pretax loss:
  Domestic........................................  $(22,398)   $(41,554)   $ (64,920)
  Foreign.........................................   (15,437)    (25,077)     (53,261)
                                                    --------    --------    ---------
                                                    $(37,835)   $(66,631)   $(118,181)
                                                    ========    ========    =========

     For the years ended December 31, 1995, 1996 and 1997, the Company recorded $2.6 million, $1.4 million and $2.5 million, respectively, in income tax expense that related exclusively to its current provision for foreign taxes.

                         GLOBAL TELESYSTEMS GROUP, INC.

     The reconciliation of the U.S. statutory federal tax rate of 34.0% to the Company's effective tax rate is as follows:

                                                 YEAR ENDED DECEMBER 31,
                               ------------------------------------------------------------
                                      1995                 1996                 1997
                               ------------------   ------------------   ------------------
                                AMOUNT    PERCENT    AMOUNT    PERCENT    AMOUNT    PERCENT
                               --------   -------   --------   -------   --------   -------
                                                      (IN THOUSANDS)
Taxes at U.S. statutory
  rates......................  $(12,865)    34.0%   $(22,655)    34.0%   $(40,181)    34.0%
Foreign operating losses
  generating no tax
  benefit....................     6,550    (17.3)      8,526    (12.8)     18,108    (15.3)
Domestic operating losses
  generating no tax
  benefit....................     6,315    (16.7)     14,129    (21.2)     22,073    (18.7)
Other -- net.................     2,565     (6.8)      1,360     (2.1)      2,482     (2.1)
                               --------    -----    --------    -----    --------    -----
                               $  2,565     (6.8)%  $  1,360     (2.1)%  $  2,482     (2.1)%
                               ========    =====    ========    =====    ========    =====

     Deferred tax assets and liabilities are recorded based on temporary differences between earnings as reported in the financial statements and earnings for income tax purposes. The following table summarizes major components of the Company's deferred tax assets and liabilities:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
                                                                 (IN THOUSANDS)
Deferred Tax Assets:
  Net operating loss carryforwards..........................  $ 20,720    $ 38,029
  Other deferred tax assets.................................     1,326       3,912
                                                              --------    --------
Total deferred tax asset....................................    22,046      41,941
Deferred Tax Liability......................................     1,161       2,292
                                                              --------    --------
Net deferred tax asset......................................    20,885      39,649
  Less: valuation allowance.................................   (20,885)    (39,649)
                                                              --------    --------
          Total.............................................  $     --    $     --
                                                              ========    ========

     As of December 31, 1997, the Company had net operating loss carryforwards for U.S. federal income tax purposes of approximately $110 million expiring in fiscal years 2003 through 2012. Because of the "change in ownership" provisions of the Tax Reform Act of 1986, the utilization of the Company's net operating loss carry-forwards will be subject to an annual limitation.

     The Company's investment in EDN Sovintel is treated for U.S. tax purposes as a partnership and, therefore, the Company's share of EDN Sovintel's income or loss flows through to the Company's consolidated federal income tax return on a current basis. Undistributed earnings of the Company's other foreign investments are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes, or foreign withholding taxes has been made. Upon distribution of those earnings, the Company would be subject to foreign withholding taxes and U.S. income taxes (subject to reduction for foreign tax credits).

     Certain of the Company's foreign ventures have foreign tax loss carryforwards in excess of $60 million. The Company's financial statements do not reflect any provision for benefits that might be associated with such loss carryforwards.

                         GLOBAL TELESYSTEMS GROUP, INC.

NOTE 11: COMMITMENTS AND CONTINGENCIES

LEASES

     The Company has various lease agreements for office space, equipment and fiber. The obligations extend through 2018. Most of the leases contain renewal options of one to twelve years. Assets under capital leases are included in the consolidated balance sheets as follows:

                                                                DECEMBER 31,
                                                              -----------------
                                                              1996       1997
                                                              -----    --------
                                                               (IN THOUSANDS)
Telecommunications equipment................................  $  --    $150,787
Less: accumulated amortization..............................     --         482
                                                              -----    --------
                                                              $  --    $150,305
                                                              =====    ========

     Rental expense aggregated $2.0 million, $2.2 million, and $3.1 million for the years ended December 31, 1995, 1996 and 1997, respectively.

     Future minimum payments, by year and in the aggregate, under the capital leases and other non-cancellable operating leases with initial or remaining terms in excess of one year as of December 31, 1997 were as follows:

                                                          CAPITAL LEASES    OPERATING LEASES
                                                          --------------    ----------------
                                                                    (IN THOUSANDS)
December 31, 1998.......................................     $ 26,679           $ 3,311
              1999......................................       14,217             2,982
              2000......................................       15,300             1,604
              2001......................................       16,465             1,143
              2002......................................       16,630               933
Thereafter..............................................      152,016             1,155
                                                             --------           -------
Total minimum lease payments............................      241,307           $11,128
                                                                                =======
Less amount representing interest.......................      102,172
                                                             --------
Present value of net minimum lease payments.............      139,135
Less current portion of capital lease obligations.......       21,490
                                                             --------
Long-term portion of capital lease obligations..........     $117,645
                                                             ========

OTHER COMMITMENTS AND CONTINGENCIES

     In September 1997, the Company purchased the remaining interest in one of its subsidiaries, which owns interests in cellular ventures within the CIS region, for $5.2 million, which was paid in October 1997. Furthermore, the Company is required to pay additional consideration of a minimum of $2.4 million when certain revenue levels are met, certain other events occur or, if neither has occurred, on April 1, 1999. The purchase price and consideration have been allocated to net assets based on the fair value at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired was $5.9 million, which has been recorded as goodwill and is being amortized on a straight-line basis over five years.

     The Company's consolidated and non-consolidated ventures have future purchase commitments amounting to $2.7 million and $1.1 million, respectively, as of December 31, 1997.

                         GLOBAL TELESYSTEMS GROUP, INC.

     In the ordinary course of business, the Company has issued financial guarantees on debt and equities for the benefit of certain of its non-consolidated ventures. The total amount guaranteed at December 31, 1997 was approximately $29.0 million.

MAJOR CUSTOMERS

     In 1995, the Company had one major customer, a foreign governmental agency in Central Europe, representing $2.7 million, or 32.1%, of total revenue. In 1996, the Company had two major customers, a foreign governmental agency in Central Europe and a customer in the CIS, representing $3.8 million, or 15.8%, of total revenue and $2.6 million, or 10.8%, of total revenue, respectively. There were no major customers in 1997.

TAX MATTERS

     The taxation system in Russia ("Russian Taxes") is evolving as the central government transforms itself from a command to a market oriented economy. The Russian Federation has introduced and continues to introduce new tax and royalty laws and related regulations. These laws and regulations are not always clearly written and their interpretation is subject to the opinions of the local tax inspectors, Central Bank officials and the Ministry of Finance. Instances of inconsistent opinions between local, regional and federal tax authorities and between the Central Bank and Ministry of Finance are not unusual.

     The Company's policy is to accrue for contingencies in the accounting period in which a liability is deemed probable and the amount is reasonably determinable. In this regard, because of the uncertainties associated with the Russian Taxes, the Company's Russian Taxes may be in excess of the estimated amount expensed to date and accrued at December 31, 1996 and 1997. It is the opinion of management that the ultimate resolution of the Company's Russian Tax liability, to the extent not previously provided for, will not have a material effect on the financial condition of the Company. However, depending on the amount and timing of an unfavorable resolution of this contingency, it is possible that the Company's future results of operations or cash flows could be materially affected in a particular period.

     In various foreign jurisdictions, the Company is obligated to pay value added taxes ("VAT") on the purchase or importation of assets, and for certain other transactions. In many instances, VAT can be offset against VAT the Company collects and otherwise would remit to the tax authorities, or may be refundable. Because the law in some jurisdictions is unclear, the local tax authorities could assert that the Company is obligated to pay additional amounts of VAT. In the opinion of management, any additional VAT the Company may be obligated to pay would not be material.

OTHER MATTERS

     In the ordinary course of business, the Company may be party to various legal and tax proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which the Company operates. In the opinion of management, the Company's liability, if any, in all pending litigation, other legal proceeding or other matter other than what is discussed above, will not have a material effect upon the financial condition, results of operations or liquidity of the Company.

NOTE 12: RELATED PARTY TRANSACTIONS

     As discussed within Note 5, "Debt Obligations," the Company entered into the Debt Obligations during 1996 with the Lenders. The Lenders are shareholders of the Company. As part of these transactions, the Company provided one of the Lenders with the opportunity, at its discretion, to co-invest with the Company in all of the Company's new ventures within the Asia region. The Company repaid the Debt Obligations subsequent to year end (see Note 15, "Subsequent Events").

                         GLOBAL TELESYSTEMS GROUP, INC.

     During 1996 and 1997, the Company, in connection with a venture investment, entered into two financing agreements with a shareholder of the Company for a total of approximately $8.6 million. Subject to certain conditions, the shareholder has the right to require the repayment of this amount in cash or 713,311 shares of the Company's common stock. Subsequent to the Stock Offering, repayment of this financing must be in exchange for the Company's common stock. This amount has been included in "Other financing agreements" (see Note 5, "Debt Obligations").

     During 1997, the Company issued 504,600 shares of common stock pursuant to a purchase agreement with a seller for a portion of their interest in a venture within the CIS region. As a result of the issuance of the common shares, the seller became a shareholder of the Company (see Note 3, "Investments in and Advances to Ventures," and Note 6, "Shareholders' Equity").

     The Company has entered into certain consulting agreements with directors of the Company and paid $0.2 million, $0.2 million and $0.4 million in 1995, 1996, and 1997, respectively, pursuant to those agreements.

     The Company had notes receivable due from employees aggregating $0.1 million and less than $0.1 million as of December 31, 1996 and 1997, respectively, with no single amount due from any individual in excess of $0.1 million.

     The Company derived revenue from affiliates of $3.3 million and $4.4 million in 1996 and 1997, respectively. There was no significant revenue earned from affiliate sales in 1995.

NOTE 13: SUPPLEMENTAL CASH FLOW INFORMATION

     The following table summarizes non-cash investing and financing activities for the Company:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                               1996       1997
                                                              ------    --------
                                                                (IN THOUSANDS)
Purchase of additional interest in Western Europe region
  subsidiary with conversion of debt to equity..............  $   --    $  9,139
Line of credit issued as payment on note payable and
  reclassification of restricted cash.......................      --       7,887
Conversion of a note payable to stock as additional
  consideration in relation to purchase of interest in a CIS
  region subsidiary.........................................   4,497       4,250
Note payable issued for additional capital infusion in CIS
  region subsidiary.........................................   4,500       4,125
Capitalization of leases....................................      --     139,136

     No significant non-cash investing activities were incurred for the year ended December 31, 1995.

NOTE 14: SEGMENT INFORMATION AND CERTAIN GEOGRAPHICAL DATA

     The Company operates predominantly in a single industry segment, the telecommunications industry. The industry consists of a wide range of telecommunications services to international business customers, including long distance voice and data services and electronic messaging services. The following tables present

                         GLOBAL TELESYSTEMS GROUP, INC.

consolidated financial information by geographic area for 1995, 1996 and 1997. Transfers between geographic areas were not considered material for disclosure purposes.

                                                                                                 CORPORATE
                                                    WESTERN               CENTRAL                 OFFICE &
                                                     EUROPE      CIS       EUROPE      ASIA     ELIMINATIONS     TOTAL
                                                    --------   --------   --------   --------   ------------   ---------
                                                                               (IN THOUSANDS)
Year Ended December 31, 1995
  Total revenue...................................  $    179   $  3,838   $  4,361   $    140     $   (106)    $   8,412
  Gross margin....................................      (318)      (949)     1,380          9         (106)           16
  Operating loss..................................    (5,469)   (16,681)    (6,312)    (4,831)     (15,578)      (48,871)
  Net loss........................................    (5,452)   (19,415)    (7,091)    (4,771)      (3,671)      (40,400)
  Identifiable assets.............................     5,898     73,816     15,639      9,167       11,101       115,621
  Liabilities.....................................    11,766     78,440     26,834     13,936      (75,950)       55,026
  Net (liabilities)/assets........................    (5,868)    (4,624)   (11,195)    (4,769)      87,051        60,595

                                                                                                 CORPORATE
                                                    WESTERN               CENTRAL                 OFFICE &
                                                     EUROPE      CIS       EUROPE      ASIA     ELIMINATIONS     TOTAL
                                                    --------   --------   --------   --------   ------------   ---------
                                                                               (IN THOUSANDS)
Year Ended December 31, 1996
  Total revenue...................................  $     --   $ 12,696   $  9,355   $  1,561     $    505     $  24,117
  Gross margin....................................        --        811      3,292        652          421         5,176
  Operating loss..................................   (10,679)   (14,608)    (4,651)    (5,057)     (22,934)      (57,929)
  Net loss........................................   (10,700)   (15,572)    (5,295)    (4,951)     (31,473)      (67,991)
  Identifiable assets.............................    19,607     96,773     17,339     14,973       88,686       237,378
  Liabilities.....................................    35,728    116,961     33,826     24,753      (93,806)      117,462
  Net (liabilities)/assets........................   (16,121)   (20,188)   (16,487)    (9,780)     182,492       119,916

                                                                                                 CORPORATE
                                                    WESTERN               CENTRAL                 OFFICE &
                                                     EUROPE      CIS       EUROPE      ASIA     ELIMINATIONS     TOTAL
                                                    --------   --------   --------   --------   ------------   ---------
                                                                               (IN THOUSANDS)
Year Ended December 31, 1997
  Total revenue...................................  $  5,373   $ 27,045   $ 13,513   $  1,016     $    151     $  47,098
  Gross margin....................................    (4,599)     3,940      4,985        (99)         152         4,379
  Operating loss..................................   (25,926)    (7,088)    (5,076)   (28,066)     (22,474)      (88,630)
  Net loss........................................   (29,064)    (9,505)    (6,882)   (28,043)     (43,492)     (116,986)
  Identifiable assets.............................   505,593     99,926     23,840     (6,544)     157,646       780,461
  Liabilities.....................................   451,171     62,862     40,465     19,161      148,580       722,239
  Net (liabilities)/assets........................    54,422     37,064    (16,625)   (25,705)       9,066        58,222

NOTE 15: SUBSEQUENT EVENTS

THE OFFERINGS

     In February 1998, the Company completed the Stock Offering in which the Company raised $255.3 million in gross proceeds, including $33.3 million attributable to the sale of shares resulting from the exercise by the underwriters of an over-allotment option, from the sale of 12.8 million shares of common stock at an issue price of $20.00 per share. The Stock Offering resulted in the Company's common stock being listed in the United States on the National Association of Securities Dealers Automated Quotation Market and internationally on the European Association of Securities Dealers Automated Quotation Market. Also in February 1998, the Company completed the Notes Offering and issued $105.0 million aggregate principal amount of senior notes, due February 15, 2005. Interest at 9.875% on the Notes will be payable in cash semiannually on February 15 and August 15 of each year, commencing August 15, 1998. Net proceeds from the Offerings were approximately $336.7 million. Approximately $19.6 million of the net proceeds of the Notes Offering is being held in escrow for the first four semiannual interest payments commencing in 1998.

                         GLOBAL TELESYSTEMS GROUP, INC.

Approximately $85.2 million of the net proceeds of the Offerings has been used to repay the related party Debt Obligations (see Note 5, "Debt Obligations") of $70.0 million plus accrued interest that were due March 31, 2001. In addition, approximately $13.2 million in unamortized discount and debt issuance costs on the Debt Obligations was written off at the time of repayment. The remaining net proceeds from the Offerings will primarily be used to provide working capital for existing ventures, particularly in Russia and the CIS, to expand the Company's operations and for general corporate purposes, including strategic acquisitions.

     As a result of the completion of the Stock Offering, the interest rate for the Bonds will remain at 8.75% until maturity (see Note 5, "Debt Obligations") and the 6.25% additional interest that was previously accrued, $4.2 million, has been reflected as an increase to additional paid-in capital. The Bonds are convertible into approximately 7.2 million common shares at a conversion price of $20.00 per share.

     The following unaudited pro forma condensed balance sheet and results of operations of the Company give effect to the Offerings as though the transactions had occurred on December 31, 1997. The pro forma shares and per share data have been calculated assuming the Stock Offering occurred on January 1, 1997. The pro forma results are presented for informational purposes only and do not purport to be indicative of the results of operations which actually would have been obtained if the transactions had occurred in such periods, or which may exist or be obtained in the future.

                                                                                        AS ADJUSTED
                                                                                          FOR THE
            CONDENSED BALANCE SHEET (UNAUDITED)               REPORTED    ADJUSTMENTS    OFFERINGS
            -----------------------------------               ---------   -----------   -----------
                                                                         (IN THOUSANDS)
Cash and cash equivalents...................................  $ 318,766    $ 232,875    $  551,641
Other assets................................................    461,695       23,064       484,759
                                                              ---------    ---------    ----------
        Total Assets........................................  $ 780,461    $ 255,939    $1,036,400
                                                              =========    =========    ==========
Long-term debt, less current portion........................  $ 408,330    $ 105,000    $  513,330
Related party debt..........................................     85,504      (72,140)       13,364
Other liabilities...........................................    228,405       (4,171)      224,234
                                                              ---------    ---------    ----------
        Total Liabilities...................................    722,239       28,689       750,928
Minority interest...........................................     18,766           --        18,766
Common stock subject to repurchase..........................     12,489      (12,489)           --
Common stock and additional paid-in capital.................    278,120      252,952       531,072
Cumulative translation adjustment...........................     (8,269)          --        (8,269)
Accumulated deficit.........................................   (242,884)     (13,213)     (256,097)
                                                              ---------    ---------    ----------
        Total Shareholders' Equity..........................     26,967      239,739       266,706
                                                              ---------    ---------    ----------
        Total Liabilities and Shareholders' Equity..........  $ 780,461    $ 255,939    $1,036,400
                                                              =========    =========    ==========

                                                                                        AS ADJUSTED
                                                                                          FOR THE       LOSS
       CONDENSED STATEMENT OF OPERATIONS (UNAUDITED)          REPORTED    ADJUSTMENTS    OFFERINGS    PER SHARE
       ---------------------------------------------          ---------   -----------   -----------   ---------
                                                                      (IN THOUSANDS, EXCEPT SHARE DATA)
Loss before extraordinary item..............................  $(116,986)   $     --      $(116,986)    $(2.41)
Extraordinary item..........................................         --     (13,213)       (13,213)     (0.27)
                                                              ---------    --------      ---------     ------
        Net loss............................................  $(116,986)   $(13,213)     $(130,199)    $(2.68)
                                                              =========    ========      =========     ======
Weighted average common shares outstanding..................     35,833      12,765         48,598

OTHER SUBSEQUENT EVENT TRANSACTIONS

     Pursuant to a purchase agreement that the Company has with a venture's partner in the CIS region (see Note 3, "Investments in and Advances to Ventures," Note 6, "Shareholders' Equity," and Note 12, "Related Party Transactions") the Company is obligated to pay additional consideration, via shares of common stock,

                         GLOBAL TELESYSTEMS GROUP, INC.

based on the subsidiary's earnings performance. Based on the 1997 results, the Company is obligated to issue 336,630 shares of common stock during the first quarter of 1998.

     Subsequent to December 31, 1997, HER entered into contractual commitments to lease fiber pairs, including facilities and maintenance and utilizing the partial routes for laying fiber optic cable. Based on the contract provisions, these commitments are currently estimated to aggregate approximately $12.9 million. The commitments have expected lease terms of ten to twenty-one years with options for renewal rights of one and one-half to five additional years.

     The Company entered into a rights agreement (the "Rights Agreement") on February 2, 1998, and accordingly, the Company authorized the distribution of one right (a "Right") for each common share outstanding from February 2, 1998 through the distribution date (the "Distribution Date"). Each Right entitles the registered holder, subject to the terms of the Rights Agreement, to purchase from the Company one one-thousandth of a share (a "Unit") of Series A Preferred Stock at an exercise price of $75 per Unit, subject to adjustment. The Distribution Date, as defined in further detail within the Rights Agreement, is triggered when a person acquires 15% of the outstanding common stock of the Company, or a tender or exchange offer is commenced for 15% of such outstanding stock, except in the case of two related party shareholders in which case the acquisition threshold that applies is 20% of such outstanding stock. Under certain circumstances thereafter, certain Rightholders may have the right to purchase common stock of the Company, or of an Acquiring Person, as defined in the Rights Agreement, having a value equal to two times the exercise price of the Rights. In addition, the Rights are redeemable or exchangeable under certain circumstances.

NOTE 16: EVENTS OCCURRING SUBSEQUENT TO DATE OF AUDIT REPORT

     In March 1998, the Company purchased an additional 10% interest in HER from an existing shareholder of HER for ECU 13.5 million (approximately $14.6 million). As a result of the purchase, the Company owns approximately 89% of HER.

NOTE 17: RECENT DEVELOPMENTS

     On August 17, 1998, the Russian government suspended the repayment of state securities; subsequently, secondary trading therein was halted. Many Russian banks had invested significantly in these securities. Also, on August 17, 1998, the Russian government increased the ruble to US dollar exchange rate corridor it had committed to support, which was effectively a devaluation of the ruble. Official currency trading continued sporadically after that date as the exchange rate of the ruble, relative to other currencies, declined in unofficial trading to levels beyond which the Russian government had promised to support. Many banks have suspended currency exchange operation.

     The Central Bank of the Russian Federation has assumed control of several larger Russian banks and there is a risk that many other Russian banks will be declared bankrupt in the near future. Deposits held at Russian banks are not insured. The ultimate recoverability of these amounts is uncertain given the existing financial and economic crisis discussed above. The last official exchange rate prior to the suspension of trading was 6.3 rubles per US dollar. The official exchange rate as of September 25, 1998 was 15.6 rubles per US dollar.

     As a result of the devaluation of the ruble and the consequences of the banking and economic crisis, the Company has estimated, using a ruble/US dollar exchange rate of between 15 to 25 rubles per US dollar, that a pre-tax charge to earnings of approximately $15 million to $20 million will be realized in its third quarter 1998 financial results. The estimated charge to earnings is principally comprised of foreign currency exchange losses for ruble-denominated net monetary assets, but also reflects management's revised estimate on the collectibility of accounts receivable and the potential loss of cash deposits in Russian banks.

                         GLOBAL TELESYSTEMS GROUP, INC.

                     CONDENSED, CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)

                                     ASSETS

                                                               DECEMBER 31,          JUNE 30,
                                                                   1997                1998
                                                              ---------------      -------------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
CURRENT ASSETS
  Cash and cash equivalents.................................     $318,766           $  477,996
  Accounts receivable, net..................................       17,079               50,228
  Restricted cash...........................................       30,486               44,783
  Prepaid expenses..........................................       14,101               19,293
  Other assets..............................................        6,707               13,291
                                                                 --------           ----------
          TOTAL CURRENT ASSETS..............................      387,139              605,591
Property and equipment, net.................................      236,897              330,847
Investments in and advances to ventures.....................       76,730               76,885
Goodwill and intangible assets, net.........................       43,284               82,693
Restricted cash.............................................       36,411               38,094
                                                                 --------           ----------
          TOTAL ASSETS......................................     $780,461           $1,134,110
                                                                 ========           ==========
                              LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable and accrued expenses.....................     $ 61,984           $  101,835
  Debt maturing within one year.............................        6,390                9,028
  Current portion of capital lease obligations..............       21,490               17,380
  Related party debt maturing within one year...............        5,708                   --
  Other current liabilities.................................        6,301               21,466
                                                                 --------           ----------
          TOTAL CURRENT LIABILITIES.........................      101,873              149,709
Long-term debt, less current portion........................      408,330              495,042
Long-term portion of capital lease obligations..............      117,645              158,700
Related party long-term debt, less current portion..........       79,796                3,530
Taxes and other non-current liabilities.....................       14,595               13,679
                                                                 --------           ----------
          TOTAL LIABILITIES.................................      722,239              820,660
COMMITMENTS AND CONTINGENCIES
Minority interest...........................................       18,766               39,466
Common stock, subject to repurchase (797,100 and 336,630
  shares outstanding at December 31, 1997 and June 30, 1998,
  respectively).............................................       12,489               16,411
SHAREHOLDERS' EQUITY
Preferred stock, $0.0001 par value (10,000,000 shares
  authorized; none issued and outstanding)..................           --                   --
Common stock, $0.10 par value (135,000,000, shares
  authorized; 37,606,814 and 57,241,716 shares issued and
  outstanding, net of 195,528 and 603,929 shares of treasury stock at December 31, 1997 and June 30, 1998,
  respectively).............................................        3,761                5,724
Additional paid-in capital..................................      274,359              567,573
Accumulated other comprehensive loss........................       (8,269)              (9,483)
Accumulated deficit.........................................     (242,884)            (306,241)
                                                                 --------           ----------
          TOTAL SHAREHOLDERS' EQUITY........................       26,967              257,573
                                                                 --------           ----------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........     $780,461           $1,134,110
                                                                 ========           ==========

   The accompanying notes are an integral part of these financial statements.

                         GLOBAL TELESYSTEMS GROUP, INC.

                CONDENSED, CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                     THREE MONTHS ENDED     SIX MONTHS ENDED
                                                          JUNE 30,              JUNE 30,
                                                     -------------------   -------------------
                                                       1997       1998       1997       1998
                                                     --------   --------   --------   --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
REVENUES, NET:
  Telecommunication and other services.............  $  7,899   $ 28,998   $ 15,856   $ 49,790
  Equipment sales..................................     1,009      1,650      1,439      3,675
                                                     --------   --------   --------   --------
                                                        8,908     30,648     17,295     53,465
                                                     --------   --------   --------   --------
OPERATING COSTS AND EXPENSES:
  Cost of revenues:
     Telecommunication and other services..........     6,258     23,013     11,808     40,480
     Equipment sales...............................       281      1,182      1,155      2,738
  Selling, general and administrative..............    12,274     24,756     23,762     44,505
  Depreciation and amortization....................     1,080      3,390      2,326      5,585
  Non-income taxes.................................       713        578      1,000      1,320
                                                     --------   --------   --------   --------
                                                       20,606     52,919     40,051     94,628
  Equity in losses/(earnings) of ventures..........     6,747     (4,215)    10,167     (7,627)
                                                     --------   --------   --------   --------
LOSS FROM OPERATIONS...............................   (18,445)   (18,056)   (32,923)   (33,536)
OTHER INCOME (EXPENSE):
  Interest income..................................       866      7,186      2,162     14,252
  Interest expense.................................    (3,495)   (14,128)    (7,163)   (30,594)
  Foreign currency losses..........................      (465)    (1,637)      (959)    (3,031)
                                                     --------   --------   --------   --------
                                                       (3,094)    (8,579)    (5,960)   (19,373)
                                                     --------   --------   --------   --------
Net loss before income taxes, minority interest and
  extraordinary loss...............................   (21,539)   (26,635)   (38,883)   (52,909)
Income taxes.......................................       452        829        817      1,381
                                                     --------   --------   --------   --------
Net loss before minority interest and extraordinary
  loss.............................................   (21,991)   (27,464)   (39,700)   (54,290)
Minority interest..................................        37      1,284         13      3,637
                                                     --------   --------   --------   --------
Net loss before extraordinary loss.................   (21,954)   (26,180)   (39,687)   (50,653)
Extraordinary loss -- extinguishment of debt.......        --         --         --    (12,704)
                                                     --------   --------   --------   --------
NET LOSS...........................................  $(21,954)  $(26,180)  $(39,687)  $(63,357)
                                                     ========   ========   ========   ========
Loss per share before extraordinary loss...........  $  (0.63)  $  (0.48)  $  (1.14)  $  (1.02)
Extraordinary loss per share.......................        --         --         --      (0.25)
                                                     --------   --------   --------   --------
Net loss per share.................................  $  (0.63)  $  (0.48)  $  (1.14)  $  (1.27)
                                                     ========   ========   ========   ========
Weighted average common shares outstanding.........    35,093     54,028     34,899     49,789
                                                     ========   ========   ========   ========

   The accompanying notes are an integral part of these financial statements.

                         GLOBAL TELESYSTEMS GROUP, INC.

                CONDENSED, CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                     THREE MONTHS ENDED     SIX MONTHS ENDED
                                                          JUNE 30,              JUNE 30,
                                                     -------------------   -------------------
                                                       1997       1998       1997       1998
                                                     --------   --------   --------   --------
                                                                  (IN THOUSANDS)
OPERATING ACTIVITIES
Net loss...........................................  $(21,954)  $(26,180)  $(39,687)  $(63,357)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH USED
  IN OPERATING ACTIVITIES:
  Extraordinary loss...............................        --         --         --     12,704
  Depreciation and amortization....................     2,354      9,334      4,478     16,484
  Amortization of discount on note payable.........     1,220         --      2,377        477
  Equity in losses (earnings) of ventures, net of
     dividends received............................     6,747     (4,215)    10,167     (7,627)
  Deferred interest................................     2,063        190      3,869      1,826
  Minority interest................................       (45)    (1,284)       (21)    (7,845)
  Other............................................       329      3,141        584      2,905
  Changes in assets and liabilities, excluding
     effects of acquisitions and ventures:
     Accounts receivable...........................      (621)   (18,971)    (2,880)   (21,133)
     Prepaid expenses..............................       185     (5,577)      (618)    (6,738)
     Accounts payable and accrued expenses.........    (1,476)    19,895     (3,324)    19,121
     Other changes in assets and liabilities.......     1,303     16,381      1,803     18,510
                                                     --------   --------   --------   --------
          NET CASH USED IN OPERATING ACTIVITIES....    (9,895)    (7,286)   (23,252)   (34,673)
INVESTING ACTIVITIES
  Investments in and advances to ventures, net of
     repayments....................................    (2,453)     4,565    (12,873)     6,935
  Purchases of property and equipment..............    (1,538)   (25,454)    (3,127)   (39,842)
  Restricted cash..................................        77     (5,626)       315    (15,983)
  Goodwill and other intangibles...................    (1,636)    (2,985)    (1,428)   (17,619)
  Acquisitions -- cash acquired....................        --     13,352         --     13,352
                                                     --------   --------   --------   --------
          NET CASH USED IN INVESTING ACTIVITIES....    (5,550)   (16,148)   (17,113)   (53,157)
FINANCING ACTIVITIES
  Proceeds from debt...............................       483         --        483    105,300
  Repayments of debt...............................        --     (6,660)      (175)   (98,015)
  Payment of debt issue costs......................        --     (1,286)        --     (5,243)
  Common stock repurchased for treasury............      (433)        --       (433)        --
  Net proceeds from issuance of common stock.......        --         --         --    235,620
  Other financing activities.......................       295      2,272        (99)     9,471
                                                     --------   --------   --------   --------
          NET CASH (USED IN) PROVIDED BY FINANCING
            ACTIVITIES.............................       345     (5,674)      (224)   247,133
Effect of exchange rate changes on cash and cash
  equivalents......................................    (1,006)      (791)    (2,698)       (73)
                                                     --------   --------   --------   --------
Net (decrease) increase in cash and cash
  equivalents......................................   (16,106)   (29,899)   (43,287)   159,230
Cash and cash equivalents at beginning of period...    30,693    507,895     57,874    318,766
                                                     --------   --------   --------   --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD.........  $ 14,587   $477,996   $ 14,587   $477,996
                                                     ========   ========   ========   ========

   The accompanying notes are an integral part of these financial statements.

                         GLOBAL TELESYSTEMS GROUP, INC.

             NOTES TO CONDENSED, CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. FINANCIAL PRESENTATION AND DISCLOSURES

     The financial statements of Global TeleSystems Group, Inc. (the "Company" or "GTS") included herein are unaudited and have been prepared in accordance with generally accepted accounting principles for interim financial reporting and in accordance with Securities and Exchange Commission regulations. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. Material intercompany affiliate account transactions have been eliminated; however, other adjustments may have been required had an audit been performed. In the opinion of management, the financial statements reflect all adjustments of a normal and recurring nature necessary to present fairly the Company's financial position, results of operations and cash flows for the interim periods. These financial statements should be read in conjunction with the Company's 1997 audited consolidated financial statements and the notes related thereto. The results of operations for the three and six months ended June 30, 1998 may not be indicative of the operating results for the full year.

     The Company's operations are carried out through alliances with strategic local partners in the form of venture arrangements. Wholly-owned subsidiaries and majority-owned ventures where the Company has unilateral operating and financial control are consolidated within the Company's financial results and operations. Those ventures where the Company exercises significant influence, but does not exercise unilateral operating and financial control, are accounted for by the equity method. The Company has certain majority-owned investments that are accounted for by the equity method as a result of minority shareholder rights, super-majority voting conditions or other governmentally imposed uncertainties so severe that they prevent the Company from obtaining unilateral control of the venture. If the Company has little ability to exercise significant influence over the ventures, those ventures are accounted for by the cost method. All significant intercompany accounts and transactions are eliminated upon consolidation.

     The Company recognizes profits and losses in accordance with its underlying ownership percentage or allocation percentage as specified in the agreements with its partners; however, the Company recognizes 100% of the losses in ventures where the Company bears all of the financial risk. When such ventures become profitable, the Company recognizes 100% of the profits until such time as the excess losses previously recorded have been recovered.

2. POLICIES AND PROCEDURES

     On January 1, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income
(loss) is defined as the change in equity of a business enterprise during a period from nonowner sources. Comprehensive loss was $23.0 million and $42.4 million for the three and six months ended June 30, 1997, respectively, and was comprised of net losses of $22.0 million and $39.7 million and foreign currency translation adjustments of $1.0 million and $2.7 million for the three and six months ended June 30, 1997, respectively. Comprehensive loss was $25.5 million and $64.6 million for the three and six months ended June 30, 1998, respectively, and was comprised of net losses of $26.2 million and $63.4 million and foreign currency translation income of $0.7 million for the three months ended June 30, 1998 and foreign currency loss of $1.2 million for the six months ended June 30, 1998.

     During 1997, the Company adopted SFAS No. 128, "Earnings Per Share," which requires the Company to present basic and fully diluted earnings per share for all periods presented. The Company's net loss per share calculation (basic and diluted) is based upon the weighted average common shares issued. There are no reconciling items in the numerator or denominator of the Company's net loss per share calculation. Employee

                         GLOBAL TELESYSTEMS GROUP, INC.

stock options, warrants, and convertible debt instruments have been excluded from the net loss per share calculation because their effect would be anti-dilutive.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which will be required to be adopted by January 1, 2000. This statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivatives fair value be recognized in earnings unless specific hedge accounting criteria are met. The Company is currently assessing the impact of this new statement on its consolidated financial position and results of operations.

     Certain reclassifications have been made to the June 1997 condensed, consolidated financial statements in order to conform to the 1998 presentation.

3. SHAREHOLDERS' EQUITY

     In February 1998, the Company completed an initial public offering of 12.8 million shares of common stock at $20.00 per common share (the "Stock Offering"). The Stock Offering resulted in the Company's common stock being listed in the United States on the National Association of Securities Dealers Automated Quotation Market and internationally on the European Association of Securities Dealers Automated Quotation Market. Net proceeds from the Stock Offering were approximately $235.6 million. As a result of the Stock Offering, the Company no longer has an obligation to repurchase the 797,100 shares of common stock that were subject to repurchase at December 31, 1997.

     Pursuant to a purchase agreement that the Company has with a venture partner, the Company issued 336,630 shares of common stock to the partner in April 1998. In accordance with the purchase agreement, the Company is obligated to assist the seller in locating a purchaser for the Common Stock, and if unable to do so, to repurchase the issued common stock. The shares issued are restricted and therefore, have been classified as common stock subject to repurchase as of June 30, 1998.

     In June 1998, pursuant to the Debt Obligation described below, 3,333,333 warrants were exercised at an exercise price of $9.33 per common share. An additional 4,444,444 warrants to purchase the Company's common stock expire in the first and second quarters of 2002.

4. DEBT OBLIGATIONS

     In February 1998, the Company issued aggregate principal amount $105.0 million of 9.875% senior notes due 2005 (the "Notes Offering" and together with the Stock Offering, the "Offerings"). Net proceeds from the Notes Offering were approximately $100.5 million. Approximately $19.6 million of the net proceeds was placed in escrow for the first four semiannual interest payments, commencing August 15, 1998.

     As a result of the completion of the Stock Offering, the interest rate on the $144.8 million aggregate principal amount of 8.75% senior subordinated convertible bonds due 2000, which were issued in July 1997 (the "Bonds") will remain at 8.75% until maturity and the approximately $5.1 million of the 6.25% additional interest that was previously accrued through the date of the Stock Offering has been reflected as an increase to additional paid-in capital. Upon completion of the Stock Offering, the Bonds became convertible into 7.2 million common shares at a conversion price of $20.00 per share. During the second quarter of 1998, $19.0 million of the Bonds were converted into approximately
1.0 million common shares of the Company's common stock for a total of $25.4 million converted into 1.3 million common shares for the six months ended June 30, 1998.

     In 1996, the Company entered into long-term obligations ("Debt Obligations") totaling $70.0 million with lenders that are affiliated with and are considered related parties to the Company as a result of their

                         GLOBAL TELESYSTEMS GROUP, INC.

ownership of the Company's common stock. In February 1998, approximately $85.2 million of the net proceeds of the Offerings was used to repay the Debt Obligations plus accrued interest. In addition, the unamortized discount costs and debt issuance costs on the Debt Obligations were written off at the time of repayment, resulting in the Company recording an extraordinary loss of $12.7 million.

5. OTHER TRANSACTIONS

     In June 1998, the Company completed the restructuring of the capital and ownership of Bancomsvyaz, one of its equity method investees, which resulted in the Company's beneficial ownership increasing from approximately 25% to approximately 57%. Prior to the restructuring, Bancomsvyaz was 49% owned by GTS Ukrainian TeleSystems LLC ("UTS"), another equity method investee which was 60% owned by the Company and 40% owned by a shareholder of the Company (the "Shareholder"). The total consideration paid for the additional interest in Bancomsvyaz was $11.4 million. In conjunction with this restructuring, the Shareholder exercised its right to receive 0.7 million shares of the Company's common stock in lieu of their ownership interest in UTS, and as a result, the Company reclassified an $8.6 million short-term obligation as additional paid-in capital. Further, the Shareholder contributed an additional $5.8 million for a 25% interest in UTS. As a result of the restructuring, as of June 30, 1998, UTS and Bancomsvyaz are accounted for by the consolidation as opposed to the equity method of accounting. The purchase price has been allocated to the net assets based on the fair value at the date of acquisition. The excess purchase price over the fair value of the net assets acquired was $1.2 million, which has been recorded as goodwill and is being amortized, on a straight-line basis over five years.

     In June 1998, Hermes Europe Railtel B.V. ("HER") completed the acquisition for ECU 90 million (approximately $99.5 million) from Ebone Holding Association (the "Association") of a 75% interest in Ebone A/S ("Ebone"), a Tier 1 Internet backbone provider, principally serving as a carriers' carrier for European internet service providers. As part of the transaction, Ebone will purchase, under a transmission capacity agreement, long-term rights on HER's network valued at ECU 90 million. The purchase price has been allocated to the net assets based on the fair value at the date of acquisition. The excess purchase price over the fair value of the net assets acquired was $17.2 million, which has been recorded as goodwill and is being amortized, on a straight-line basis over five years. The members of the Association have the right to buy shares of Ebone in a future issuance to occur by the end of 1998, which could reduce HER's ownership in Ebone from 75% to not less than 54%.

     In March 1998, the Company purchased an additional 10.3% interest in Hermes Europe Railtel B.V. ("HER") from an existing shareholder of HER for ECU 13.5 million (approximately $14.6 million). As a result of the purchase, the Company owns approximately 89.4% of HER. The purchase price has been allocated to the net assets based on the fair value at the date of acquisition. The excess purchase prices over the fair value of the net assets acquired was $10.2 million, which has been recorded as goodwill and is being amortized, on a straight-line basis over five years.

     In February 1998, the Company acquired the remaining 33% interest in Sovam Teleport from its minority partner and as a result Sovam became a wholly-owned subsidiary of the Company and in 1998 is accounted for by the consolidation as opposed to the equity method of accounting. The Company paid a nominal amount for the 33% interest.

                         GLOBAL TELESYSTEMS GROUP, INC.

6. SUPPLEMENTAL CASH FLOW INFORMATION

     The following table summarizes non-cash investing and financing activities for the Company:

                                                             THREE MONTHS     SIX MONTHS
                                                                 ENDED           ENDED
                                                             JUNE 30, 1998   JUNE 30, 1998
                                                             -------------   -------------
                                                                    (IN THOUSANDS)
Capitalization of leases...................................     $23,374         $50,238
Exercise of warrants.......................................      31,110          31,110
Conversion of the Bonds into common stock..................      19,035          25,385
Additional consideration in relation to purchase of
  interest in a CIS region subsidiary......................      13,549              --
Reclassification of common stock subject to repurchase.....          --          12,489
Conversion of note payable into common stock...............       8,625           8,635
Note receivable from shareholder for additional
  consideration in relation to purchase of a venture.......       5,750           5,750
Reclassification of accrued interest on the Bonds..........          --           5,052

     No significant non-cash activities were incurred for the three and six months ended June 30, 1997.

7. SUBSEQUENT EVENTS

     In July 1998, a wholly-owned subsidiary of the Company purchased the remaining 47.36% interest in GTS Vox Limited for $40.0 million, which will be paid in installments. In connection with this buy-out, a modification was made to the original stock purchase agreement with the Company's partner in GTS Vox, in which the Company's obligation to issue 224,190 shares of common stock to such partner will be accelerated to 1998. Under the stock purchase agreement, the Company is also obligated to assist the former partner in locating a buyer for these shares of common stock and if unable to do so, the Company will repurchase the shares of common stock. In addition to the above payments, the purchase agreement includes guarantees of certain cash flow assumption for GTS Vox Limited's consolidated subsidiary.

     Subsequent to June 30, 1998, the Company completed a secondary public offering of 2.8 million shares of common stock at $45.50 per common share. Net proceeds from the offering were approximately $119.9 million. In addition, in conjunction with such offering, shareholders of the Company sold 11.7 million shares of the Company's common stock. The Company did not realize any of the proceeds of such sale. In addition, the Company issued aggregate principal amount of $466.9 million of 5.75% convertible senior subordinated debentures (the "Debentures") that mature July 1, 2010 and will be redeemable from July 1, 2001 at the option of the Company, at redemption prices as set forth in the Debentures agreement. Net proceeds from the Debentures offering were approximately $452.1 million. The Debentures are convertible into shares of common stock at any time prior to maturity or redemption at a conversion price of $55.05 per common share. Interest on the Debentures will be payable semi-annually on January 1 and July 1, commencing January 1, 1999. The Debentures are subordinated to all existing and future indebtedness of the Company, except for the Bonds, with which they rank pari passu in right of payment.

8. RECENT DEVELOPMENTS

     On August 17, 1998, the Russian government suspended the repayment of state securities; subsequently, secondary trading therein was halted. Many Russian banks had invested significantly in these securities. Also, on August 17, 1998, the Russian government increased the ruble to US dollar exchange rate corridor it had committed to support, which was effectively a devaluation of the ruble. Official currency trading continued

                         GLOBAL TELESYSTEMS GROUP, INC.

sporadically after that date as the exchange rate of the ruble, relative to other currencies, declined in unofficial trading to levels beyond which the Russian government had promised to support. Many banks have suspended currency exchange operations.

     The Central Bank of the Russian Federation has assumed control of several larger Russian banks and there is a risk that many other Russian banks will be declared bankrupt in the near future. Deposits held at Russian banks are not insured. The ultimate recoverability of these amounts is uncertain given the existing financial and economic crisis discussed above. The last official exchange rate prior to the suspension of trading was 6.3 rubles per US dollar. The official exchange rate as of September 25, 1998 was 15.6 rubles per US dollar.

     As a result of the devaluation of the ruble and the consequences of the banking and economic crisis, the Company has estimated, using a ruble/US dollar exchange rate of between 15 to 25 rubles per US dollar, that a pre-tax charge to earnings of approximately $15 million to $20 million will be realized in its third quarter 1998 financial results. The estimated charge to earnings is principally comprised of foreign currency exchange losses for ruble-denominated net monetary assets, but also reflects management's revised estimate on the collectibility of accounts receivable and the potential loss of cash deposits in Russian banks.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
EDN Sovintel

     We have audited the accompanying balance sheets of EDN Sovintel as of December 31, 1997 and 1996, and the related statements of income and retained earnings, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EDN Sovintel at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with accounting principles generally accepted in the United States of America.

     We have also audited the financial statements of the Company at December 31, 1997 and 1996 and for each of the three years ended December 31, 1997, not presented herewith, prepared in compliance with the regulations for bookkeeping and accounting for income tax and statutory reporting purposes in the Russian Federation on which we expect to report separately for the 1997 audited financial statements and have reported separately for the 1996 and 1995 financial statements. The significant differences between the accounting principles applied in preparing the statutory financial statements and accounting principles generally accepted in the United States of America are summarized in Note 2.

                                            Ernst & Young (CIS) Ltd.

Moscow, Russia
February 16, 1998
except for Note 12,
as to which the date is
September 25, 1998

                                  EDN SOVINTEL

                                 BALANCE SHEETS

                                     ASSETS

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1997       1996
                                                              -------    -------
                                                               (IN THOUSANDS OF
                                                                 US DOLLARS)
Current assets:
  Cash and cash equivalents.................................  $ 5,620    $ 3,606
  Cash deposit with related party...........................      485        476
  Accounts receivable, net of allowances....................   16,223     15,329
  Due from affiliates.......................................    1,586      1,879
  Inventories...............................................    1,697      1,749
  Prepaid expenses and other assets.........................    1,630      1,171
  VAT receivable, net.......................................    3,688      1,157
  Deferred income taxes.....................................      186
                                                              -------    -------
          Total current assets..............................   31,115     25,367
Property and equipment, net.................................   38,709     27,709
Deferred expenses...........................................      945      1,080
                                                              -------    -------
          Total assets......................................  $70,769    $54,156
                                                              =======    =======

                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Note due shareholder......................................  $    39    $ 5,700
  Trade payables............................................    5,725      8,382
  Accrued liabilities and other payables....................    3,194      1,661
  Taxes accrued or payable..................................    1,088        555
  Amounts due to shareholder and affiliates.................   10,104      5,703
  Amount due to partner in commercial venture...............    1,350      1,350
                                                              -------    -------
          Total current liabilities.........................   21,500     23,351
Commitments and contingencies
Shareholders' equity:
  Capital contributions.....................................    2,000      2,000
  Retained earnings.........................................   47,269     28,805
                                                              -------    -------
          Total shareholders' equity........................   49,269     30,805
                                                              -------    -------
          Total liabilities and shareholders' equity........  $70,769    $54,156
                                                              =======    =======

   The accompanying notes are an integral part of these financial statements.

                                  EDN SOVINTEL

                   STATEMENTS OF INCOME AND RETAINED EARNINGS

                                                                 YEARS ENDED DECEMBER 31
                                                              ------------------------------
                                                                1997       1996       1995
                                                              --------    -------    -------
                                                               (IN THOUSANDS OF US DOLLARS)
Revenues, net:
  Service revenues..........................................  $105,288    $63,488    $29,920
  Installation revenues.....................................     5,241      9,312     12,981
  Product sales.............................................     3,433      2,240      1,391
                                                              --------    -------    -------
                                                               113,962     75,040     44,292
Cost of revenues:
  Service costs.............................................    67,174     37,884     18,545
  Cost of installation......................................     2,621      4,656      6,491
  Cost of products..........................................     2,834      1,370      1,211
                                                              --------    -------    -------
                                                                72,629     43,910     26,247
                                                              --------    -------    -------
Gross profit................................................    41,333     31,130     18,045
Selling, general and administrative expenses................    17,020     10,291      7,145
Interest expense............................................       503        638        703
Interest income.............................................      (392)       (87)       (59)
Other (income) loss.........................................       (57)       120        (98)
Foreign exchange loss on net monetary items.................       131        252        112
                                                              --------    -------    -------
Income before taxes.........................................    24,128     19,916     10,242
Income taxes................................................     5,664      5,154      2,594
                                                              --------    -------    -------
Net income..................................................    18,464     14,762      7,648
Retained earnings, beginning of year........................    28,805     14,043      6,395
                                                              --------    -------    -------
Retained earnings, end of year..............................  $ 47,269    $28,805    $14,043
                                                              ========    =======    =======

   The accompanying notes are an integral part of these financial statements.

                                  EDN SOVINTEL

                            STATEMENTS OF CASH FLOWS

                                                                  YEARS ENDED DECEMBER 31
                                                              -------------------------------
                                                                1997        1996       1995
                                                              --------    --------    -------
                                                               (IN THOUSANDS OF US DOLLARS)
OPERATING ACTIVITIES
  Net income................................................  $ 18,464    $ 14,762    $ 7,648
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation...........................................     5,312       3,638      2,448
     Provision for deferred income taxes....................      (186)
     Provision for doubtful accounts........................       345         678        132
     Write-off of accounts receivable.......................      (602)       (147)      (492)
     Write-down of network equipment and inventories........                   100        196
     Foreign exchange loss..................................       131         252        112
  Changes in operating assets and liabilities:
     Accounts receivable....................................      (637)     (8,460)    (2,759)
     Due from affiliates....................................       293        (683)    (1,011)
     Inventories............................................        52        (911)      (309)
     Prepaid expenses and other assets......................      (538)     (1,108)       599
     VAT receivable, net....................................    (2,609)         54       (906)
     Trade payables.........................................    (2,491)       (193)     2,983
     Accrued liabilities and other payables.................     1,533         310      1,233
     Taxes accrued or payable...............................       570         326        229
     Amounts due to shareholder and affiliates..............     4,401       3,039      2,165
                                                              --------    --------    -------
          Net cash provided by operating activities.........    24,038      11,657     12,268
INVESTING ACTIVITIES -- purchases of and advances for
  property and equipment....................................   (16,177)     (9,863)    (9,259)
FINANCING ACTIVITIES
  Borrowings from shareholder...............................    10,760      11,300     11,888
  Repayments to shareholder.................................   (16,421)    (11,100)    (9,271)
  Repayments of long-term debt..............................                  (694)    (3,979)
  Cash deposited with related party.........................       (41)       (476)
                                                              --------    --------    -------
Net cash used in financing activities.......................    (5,702)       (970)    (1,362)
Effect of exchange rate changes on cash and cash
  equivalents...............................................      (145)       (312)
                                                              --------    --------    -------
Net increase in cash and cash equivalents...................     2,014         512      1,647
Cash and cash equivalents at beginning of year..............     3,606       3,094      1,447
                                                              --------    --------    -------
Cash and cash equivalents at end of year....................  $  5,620    $  3,606    $ 3,094
                                                              ========    ========    =======

   The accompanying notes are an integral part of these financial statements.

                                  EDN SOVINTEL

                         NOTES TO FINANCIAL STATEMENTS
              (US DOLLAR AMOUNTS IN TABLES EXPRESSED IN THOUSANDS)

1. DESCRIPTION OF BUSINESS

     EDN Sovintel (the "Company") was created in August 1990 to design, construct, and operate a telecommunications network in Moscow. This network provides worldwide communications services, principally to major hotels, business offices and mobile communication companies. Telecommunications services are subject to local licensing. The Company's license for international, intercity and local calls was most recently renewed on November 4, 1996 and is valid until May 1, 2000. The Company received a license for leased lines on September 20, 1996 valid for 5 years. The Company began operating in December 1991, providing services under long-term contracts payable in US dollars.

     The Company initially registered as a Soviet-American joint venture. The venture re-registered as a Russian limited liability partnership in November 1992. The Company is 50% owned by Open Joint Stock Company "Rostelecom", an intercity and long-distance carrier which is 38% owned by Svyazinvest, and 50% owned by Sovinet, a US general partnership, owned by two wholly-owned Global TeleSystems Group, Inc. ("GTS") subsidiaries.

2. BASIS OF PRESENTATION

     The Company maintains its records and prepares its financial statements in Russian roubles in accordance with the requirements of Russian accounting and tax legislation. The accompanying financial statements differ from the financial statements used for statutory purposes in Russia in that they reflect certain adjustments, not recorded on the Company's books, which are appropriate to present the financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The principal adjustments are related to certain accrued revenue and expenses, foreign currency translation, deferred taxation, and depreciation and valuation of property and equipment.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

     The preparation of financial statements, in conformity with US GAAP, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

FOREIGN CURRENCY TRANSLATION

     The Company's functional currency is the US dollar because the majority of its revenues, costs, property and equipment purchased, and debt and trade liabilities are either priced, incurred, payable or otherwise measured in US dollars. Accordingly, transactions and balances not already measured in US dollars (primarily Russian roubles) have been remeasured into US dollars in accordance with the relevant provisions of US Financial Accounting Standard ("FAS") No. 52, "Foreign Currency Translation".

     Under FAS No. 52, revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates prevailing on the transaction dates. Monetary assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Exchange gains and losses arising from remeasurement of monetary assets and liabilities that are not denominated in US dollars are credited or charged to operations.

     The rouble is not a convertible currency outside the territory of Russia. Official exchange rates are determined daily by the Central Bank of Russia ("CBR") and are generally considered to be a reasonable approximation of market rates. The translation of rouble denominated assets and liabilities into US dollars for the purpose of these financial statements does not indicate that the Company could realize or settle in

                                  EDN SOVINTEL

US dollars the reported values of the assets and liabilities. Likewise, it does not indicate that the Company could return or distribute the reported US dollar values of capital and retained earnings to its shareholders.

     The exchange rates at December 31, 1997, 1996 and 1995 for one US dollar were RUR 5,960, RUR 5,560 and RUR 4,640 respectively. At February 16, 1998, the CBR rate had changed to RUR 6,050. The effect of this devaluation of the rouble on monetary assets and liabilities has not been determined.

     On January 1, 1998, the CBR introduced a new rouble to replace existing roubles. The new rouble has been redenominated so that one new rouble is equivalent to one thousand old roubles. The old rouble will continue in circulation until December 31, 1998 and will be accepted as legal tender until December 31, 2002.

     All rouble amounts reflected in these financial statements are stated in old roubles.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash on hand and in the bank.

ACCOUNTS RECEIVABLE

     Accounts receivable are shown at their net realizable value which approximates fair value. Accounts receivable are shown in the balance sheet net of an allowance for uncollectible accounts of $643,000 and $900,000 at December 31, 1997 and 1996, respectively.

INVENTORIES

     Inventories consist of telecommunications equipment held for resale and are stated at the lower of cost or market. Cost is computed on a weighted average basis.

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at their historical cost. Depreciation is provided on the straight-line method over the following estimated useful lives:

Network equipment...........................................   10 years
Other property and equipment................................  3-5 years

     There is no depreciation charge for construction-in-progress. Depreciation commences upon completion of the related project.

DEFERRED EXPENSES

     Deferred expenses represent the Company's interest in the historical cost of network equipment owned by MTU Inform, a partner in a commercial venture (Note 8). These expenses are amortized over the equipment's useful life of 10 years.

REVENUE RECOGNITION AND TAXES ON REVENUE

     Revenues from telecommunication traffic are recognized in the period in which the traffic occurs. Revenues from product sales, connection fees, and other services are recognized in the period in which the products are shipped, connections made, and services rendered. Taxes on certain revenues were charged at rates ranging from 1.5% to 4.0% over the three years ended December 31, 1997, 1996 and 1995 and amounted to $4,458,000, $2,792,000 and $1,166,000, respectively, and are charged to selling general and administrative expenses.

                                  EDN SOVINTEL

ADVERTISING

     The Company expenses the cost of advertising as incurred. Advertising expenses for the years ended December 31, 1997, 1996 and 1995 were $671,000, $512,000 and $395,000, respectively, and are included in selling, general and administrative expenses.

INVESTMENT INCENTIVE DEDUCTIONS

     Russian legislation allows for certain additional tax deductions related to new asset investments. These deductions are accounted for as a reduction to current income taxes in the year in which they arise.

INCOME TAXES

     The Company computes and records income taxes in accordance with FAS No. 109, "Accounting for Income Taxes".

GOVERNMENT PENSION FUNDS

     The Company contributes to the Russian Federation state pension fund, social fund, medical insurance fund, unemployment fund and transport fund on behalf of all its Russian employees. Contributions were 40.5%, 40.5% and 41.0% from base payroll for 1997, 1996 and 1995, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of financial instruments included in current assets and liabilities is considered to be the carrying value.

NEW ACCOUNTING PRONOUNCEMENTS

     In 1997, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. The adoption of SFAS No. 121 had no impact on the Company's financial position or results of operations.

     In June 1997, SFAS No. 130, "Reporting Comprehensive Income", was issued. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements and is effective for fiscal years beginning after December 15, 1997. The Company will adopt SFAS No. 130 in fiscal 1998. SFAS No. 130 expands or modifies disclosures and, accordingly, will have no impact on the Company's reported financial position, results of operations or cash flows.

RECLASSIFICATIONS

     Certain 1996 and 1995 comparative figures have been reclassified to conform to the presentation adopted in the current year.

                                  EDN SOVINTEL

4. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following at December 31:

                                                                1997       1996
                                                              --------    -------
Network equipment...........................................  $ 43,876    $31,251
Other property and equipment................................     4,527      3,108
                                                              --------    -------
                                                                48,403     34,359
Accumulated depreciation....................................   (14,557)    (9,380)
Construction-in-progress....................................     4,409      1,796
Network equipment and advances for network equipment not yet
  in service................................................       454        934
                                                              --------    -------
Net book value..............................................  $ 38,709    $27,709
                                                              ========    =======

     Total depreciation expense on property and equipment for 1997, 1996 and 1995 was $5,177,000, $3,503,000 and $2,253,000, respectively.

5. INCOME TAXES

     The Russian Federation was the only tax jurisdiction in which the Company's income was taxed. The income tax expense reported in the accompanying statements of income and retained earnings for the years ended December 31, 1997, 1996 and 1995 represents the provision for current and deferred taxes.

     Significant components of the provision for income taxes for the years ended December 31 are as follows:

                                                            1997      1996      1995
                                                           ------    ------    ------
Current tax expense......................................  $5,850    $5,154    $2,594
Deferred tax benefit.....................................    (186)
                                                           ------    ------    ------
Provision for income taxes...............................  $5,664    $5,154    $2,594
                                                           ======    ======    ======

                                  EDN SOVINTEL

     The following is a reconciliation of the tax basis and book basis of the taxable income reported in the Russian statutory financial statements to the income before taxes reported in the accompanying financial statements presented in accordance with US GAAP for the years ended December 31:

                                                         1997       1996       1995
                                                        -------    -------    -------
Taxable income reported for Russian tax purposes......  $16,184    $14,726    $ 7,411
  Investment incentive deductions.....................   12,337      9,030      7,220
  Tax loss carry-forwards utilized....................       97        113
  Net permanent difference related to revenues and       (2,455)
     expenses incurred in the ordinary course of
     business which are not assessable or deductible
     for Russian tax purposes.........................              (1,174)    (2,595)
                                                        -------    -------    -------
Russian income before taxes...........................   26,163     22,695     12,036
Adjustments to present financial statements in
  accordance with US GAAP:
  Reversal of excess depreciation due to statutory       (2,101)
     revaluations.....................................              (1,497)      (293)
  Depreciation rate differences.......................     (279)      (424)      (236)
  Allowances for uncollectible accounts...............       35        369       (132)
  Inventory write-downs...............................                (100)      (249)
  Accrual of deductible expenses......................   (3,234)    (2,437)    (1,339)
  Accrual of revenue..................................    2,704      1,093         19
  Foreign exchange differences........................      236        280      1,425
  Other...............................................      604        (63)      (989)
                                                        -------    -------    -------
Income before taxes under US GAAP.....................  $24,128    $19,916    $10,242
                                                        =======    =======    =======

     A reconciliation between the statutory rate and the effective income tax rate is as follows for the years ended December 31:

                                                         1997       1996       1995
                                                        -------    -------    -------
Income tax expense computed on financial income before
  taxes at statutory tax rate of 35%..................  $ 8,445    $ 6,970    $ 3,585
Tax effect of permanent differences:
  Investment incentive deductions.....................   (4,318)    (3,161)    (2,594)
  Tax loss carryforwards utilized.....................      (34)       (40)
  Other permanent differences.........................      859        411        805
  Adjustments made to compute income before taxes for
     US GAAP financial reporting......................    1,142        813        555
Increase (decrease) in the valuation allowance for
  deferred tax assets.................................     (430)       161        243
                                                        -------    -------    -------
Income tax expense reported in the financial
  statements..........................................  $ 5,664    $ 5,154    $ 2,594
                                                        =======    =======    =======

                                  EDN SOVINTEL

     The deferred tax balances are calculated by applying the statutory tax rates in effect at the respective balance sheet dates to the temporary differences between the tax basis of assets and liabilities and the amount reported in the accompanying financial statements, and consist of the following at December 31:

                                                            1997      1996      1995
                                                           ------    -------    -----
Deferred tax assets (liabilities):
  Depreciation...........................................  $  398    $   300    $ 151
  Inventory write-downs and allowances...................     235        235      147
  Accrual of expenses....................................   1,132        898      469
  Accrual of revenue.....................................    (946)      (383)      (7)
  Allowance for uncollectible accounts...................     (13)                129
                                                           ------    -------    -----
Deferred tax assets......................................     806      1,050      889
Valuation allowance for deferred tax assets..............    (620)    (1,050)    (889)
                                                           ------    -------    -----
          Net deferred tax assets........................  $  186    $    --    $  --
                                                           ======    =======    =====

     For financial reporting purposes, a valuation allowance has been recognised to reflect management's estimate of the deferred tax assets that are less likely than not to be realized.

     The Company paid Russian profits tax of $4,302,000, $5,849,000 and $2,660,000 in 1997, 1996 and 1995, respectively.

6. NOTE DUE TO SHAREHOLDER AND LONG-TERM DEBT

     In October 1995, the Company entered into a $5,000,000 credit facility with Sovinet, one of the Company's shareholders. It was subsequently increased to $7,000,000. In January 1997, this facility was repaid and on January 16, 1997, a new six-month facility was established with GTS Finance, Inc. for $7,000,000 which was then extended to December 19, 1997. The loan was repaid prior to December 31, 1997 except for withholding taxes on interest. The loan carried interest at a rate equal to the then current six month LIBOR rate (5.6%) plus
5.0 percent per annum. As of December 31, 1997, 1996 and 1995, the outstanding borrowings under this agreement were $39,000, $5,700,000 and $5,500,000, respectively.

     The Company believes that the carrying value of the above loans approximates fair values.

     The Company paid interest of $697,000, $542,000 and $576,000 in 1997, 1996 and 1995, respectively.

7. SHAREHOLDERS' EQUITY

     The Company's capital structure as specified in the charter capital document is as follows as of December 31:

                                                                 1997          1996
                                                              ----------    ----------
Registered capital in Russian roubles:
  Rostelecom................................................     600,000       600,000
  Sovinet...................................................     600,000       600,000
                                                              ----------    ----------
                                                               1,200,000     1,200,000
                                                              ==========    ==========
Historical value of the Company's capital in US dollars.....  $    2,000    $    2,000
                                                              ==========    ==========

     As a Russian limited liability company, the Company has no capital stock; rather, it has only contributed and locally registered capital in accordance with its charter. As such, no earnings per share data are presented in these financial statements.

                                  EDN SOVINTEL

     Retained earnings available for distribution at December 31, 1997 amounted to 256 billion roubles or approximately $42,953,000 at applicable year-end exchange rates.

8. RELATED PARTY TRANSACTIONS

     Transactions and balances with Rostelecom (one of the Company's shareholders) and its affiliates were as follows, as of and for the years ended December 31:

                                                           1997       1996      1995
                                                          -------    ------    ------
Sales...................................................  $ 2,310    $1,525    $   62
Telecommunication lease and traffic costs...............   11,183     4,586     1,506
Amounts due to shareholder and affiliates...............    4,184       656       460
Cash deposit with related party.........................      485       476

     At the request of Rostelecom, a shareholder, the Company placed a deposit of 2.65 billion roubles in August 1996 with a Russian bank related to this shareholder. The bank deposit agreement states a deposit term of one year, which was rolled over for an additional year during 1997. The deposit earns interest quarterly at a rate of 15% per annum plus any devaluation losses against the US dollar up to a maximum of 4.8% per quarter. Management is aware that the deposited amount collateralizes certain obligations of the shareholder.

     Transactions and balances with Sovinet (one of the Company's shareholders), GTS and affiliates were as follows, as of and for the years ended December 31:

                                                            1997      1996      1995
                                                           ------    ------    ------
Sales....................................................  $4,974    $3,115    $1,041
Management service fees and reimbursements of expenses of
  expatriate staff.......................................   1,318       927     2,062
Balances due under credit facility.......................      39     5,700     5,500
Interest expense.........................................     503       626       461
Amounts due from affiliates..............................   1,586     1,879     1,196
Amounts due to shareholder and affiliates................   5,919     5,047     2,204

     Transactions and balances with MTU Inform, an entity with which the Company entered into a commercial agreement to co-develop and operate a "258" phone exchange were as follows, as of and for the years ended December 31:

                                                         1997       1996       1995
                                                        -------    -------    -------
Telecommunication settlement and rent expense.......    $19,003    $15,889    $10,491
Balances in trade payables..........................                 1,237      2,184
Balances in accounts receivable.....................        487
Amount due to partner in commercial venture.........      1,350      1,350      1,350
Balances in prepaid expenses and other assets.......        800

     The Company also has an interest in the cost of the related network equipment owned by MTU Inform, which is reflected in the balance sheet, net of related amortization, as deferred expenses. In 1997 the Company prepaid $800 of 1998 rent to MTU-Inform for additional office space to be occupied during 1998.

9. CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

     Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash deposits and trade accounts receivables. The Company deposits its available cash with several Russian financial institutions. The Company's sales and accounts receivable are made to and due from a variety of international and Russian business customers. As of December 31, 1997, two customers accounted for 16% and 11% of revenues and 11% and 7% of accounts receivable, respectively. As of December 31, 1996, these same two customers accounted for 17% and 16% of revenues and 25% and 10% of accounts receivable, respectively. As of December 31, 1995, these two customers accounted for 1% and 14% of

                                  EDN SOVINTEL
revenues and 10% and 11% of accounts receivable, respectively. The Company has no other significant concentrations of credit risk.

10. COMMITMENTS

     The Company has several cancelable operating leases for office and warehouse space and telecommunications lines with terms ranging from one to five years.

     Total rent expense for 1997, 1996 and 1995 was $2,794,000, $2,137,000 and
$1,234,000, respectively.

11. CONTINGENCIES

     Legislation and regulations regarding taxation, foreign currency transactions and licensing of foreign currency loans in the Russian Federation continues to evolve as the central government manages the transformation from a command to a market-oriented economy. The various legislation and regulations are not always clearly written and their interpretation is subject to the opinions of the tax inspectors, Central Bank officials and the Ministry of Finance. Instances of inconsistent opinions between local, regional and national tax authorities and between the Central Bank and Ministry of Finance are not unusual.

     The Company believes that it has paid or accrued all taxes that are applicable. Where practice concerning the provision of taxes is unclear, the Company has accrued tax liabilities based on management's best estimate. The Company's policy is to accrue contingencies in the accounting period in which a loss is deemed probable and the amount is reasonably determinable.

     Because of the uncertainties associated with the Russian tax and legal systems, the ultimate amount of taxes, penalties and interest, if any, assessed may be in excess of the amount expensed to date and accrued at December 31, 1997. It is the opinion of the Company's management that any material amounts are either not probable, not reasonably determinable, or both.

     The Company's operations and financial position will continue to be affected by Russian political developments, including the application of existing and future legislation and tax regulations. The Company does not believe that these contingencies, as related to its operations, are any more significant than those of similar enterprises in Russia.

12. SUBSEQUENT EVENTS

     On August 17, 1998, the Russian government suspended the repayment of state securities; subsequently, secondary trading therein was halted. Many Russian banks had invested significantly in these securities. Also, on August 17, 1998, the Russian government increased the ruble to US dollar exchange rate corridor it had committed to support, which was effectively a devaluation of the ruble. Official currency trading continued sporadically after that date as the exchange rate of the ruble, relative to other currencies, declined in unofficial trading to levels beyond which the Russian government had promised to support. Many banks have suspended currency exchange operations.

     The Central Bank of the Russian Federation has assumed control of several larger Russian banks and there is a risk that many other Russian banks will be declared bankrupt in the near future. Deposits held at Russian banks are not insured. The ultimate recoverability of these amounts is uncertain given the existing financial and economic crisis discussed above. The last official exchange rate prior to the suspension of trading was 6.3 rubles per US dollar. The official exchange rate as of September 25, 1998 was 15.6 rubles per US dollar.

     As a result of the devaluation of the ruble and the consequences of the banking and economic crisis, the Company has recorded pre-tax charges of approximately $8 million since August 17, 1998 for foreign currency exchange losses for ruble-denominated net monetary assets and additional provisions for estimated unrecoverable cash deposits in Russian banks and uncollectible accounts receivable.

                                  EDN SOVINTEL

                            CONDENSED BALANCE SHEETS
                                  (UNAUDITED)

                                     ASSETS

                                                              DECEMBER 31,   JUNE 30,
                                                                  1997         1998
                                                              ------------   --------
                                                                  (IN THOUSANDS)
Current assets
  Cash and cash equivalents.................................    $ 5,620      $ 3,265
  Accounts receivable, less allowance for doubtful accounts
     of $643 and $870 at December 31, 1997 and June 30,
     1998...................................................     16,223       20,980
  Restricted cash...........................................        485          468
  Due from affiliated companies.............................      1,586        2,066
  Inventory.................................................      1,697        1,343
  Deferred tax asset........................................        186          186
  Prepaid expenses and other assets.........................      5,318       12,033
                                                                -------      -------
          Total current assets..............................     31,115       40,341
Property and equipment, net of accumulated depreciation of
  $14,557 and $17,467 at December 31, 1997 and June 30,
  1998......................................................     38,709       42,920
Deferred expenses...........................................        945          878
                                                                -------      -------
          TOTAL ASSETS......................................    $70,769      $84,139
                                                                =======      =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Accounts payable..........................................    $ 5,725      $ 9,163
  Accrued expenses..........................................      3,194        4,502
  Due to affiliated companies...............................     10,104        9,702
  Note payable to shareholder...............................         39           --
  Taxes and other liabilities...............................      2,438        1,864
                                                                -------      -------
          TOTAL LIABILITIES.................................     21,500       25,231
Commitments and contingencies

SHAREHOLDERS' EQUITY

Contributed capital.........................................      2,000        2,000
Retained earnings...........................................     47,269       56,908
                                                                -------      -------
          TOTAL SHAREHOLDERS' EQUITY........................     49,269       58,908
                                                                -------      -------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........    $70,769      $84,139
                                                                =======      =======

   The accompanying notes are an integral part of these financial statements.

                                  EDN SOVINTEL

                       CONDENSED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                         THREE MONTHS ENDED    SIX MONTHS ENDED
                                                              JUNE 30,             JUNE 30,
                                                         -------------------   -----------------
                                                           1997       1998      1997      1998
                                                         --------   --------   -------   -------
                                                                     (IN THOUSANDS)
REVENUES, NET:.........................................  $28,977    $34,703    $54,139   $67,107
COST OF REVENUES:......................................   18,073     22,646     32,836    44,603
                                                         -------    -------    -------   -------
Gross margin...........................................   10,904     12,057     21,303    22,504
OPERATING EXPENSES:
  Selling, general and administrative..................    2,739      3,335      5,435     6,362
  Depreciation and amortization........................       53        214        213       391
  Non-income taxes.....................................    1,468      1,593      2,467     3,035
                                                         -------    -------    -------   -------
          Total operating expenses.....................    4,260      5,142      8,115     9,788
Income from operations.................................    6,644      6,915     13,188    12,716
OTHER (EXPENSE) INCOME:
  Interest income......................................       49         61        104        98
  Interest expense.....................................     (115)        --       (274)       --
  Foreign currency losses..............................      (31)       (73)       (69)     (293)
                                                         -------    -------    -------   -------
                                                             (97)       (12)      (239)     (195)
Net income before taxes................................    6,547      6,903     12,949    12,521
Income taxes...........................................    1,512      1,609      3,220     2,882
                                                         -------    -------    -------   -------
          Net income...................................  $ 5,035    $ 5,294    $ 9,729   $ 9,639
                                                         =======    =======    =======   =======

   The accompanying notes are an integral part of these financial statements.

                                  EDN SOVINTEL

                       CONDENSED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                         THREE MONTHS ENDED    SIX MONTHS ENDED
                                                              JUNE 30,             JUNE 30,
                                                         -------------------   -----------------
                                                           1997       1998      1997      1998
                                                         --------   --------   -------   -------
                                                                      (IN THOUSANDS)
OPERATING ACTIVITIES
Net income.............................................  $ 5,035    $ 5,294    $ 9,729   $ 9,639
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization........................    1,114      1,409      2,227     2,910
  Provision for doubtful accounts......................     (504)      (384)      (352)     (227)
  Changes in assets and liabilities:
     Accounts receivable...............................   (2,103)    (1,284)    (6,719)   (4,984)
     Inventory.........................................     (415)       354       (122)      354
     Prepaid expenses and other assets.................     (929)    (5,210)    (1,529)   (7,195)
     Accounts payable and accrued expenses.............    2,437      1,319      4,123     4,172
                                                         -------    -------    -------   -------
          Net cash provided by operating activities....    4,635      1,498      7,357     4,669
INVESTING ACTIVITIES
  Purchases of property and equipment..................   (5,015)    (3,621)    (8,556)   (7,121)
  Restricted cash......................................        9          6        (22)       17
                                                         -------    -------    -------   -------
          Net cash used in investing activities........   (5,006)    (3,615)    (8,578)   (7,104)
FINANCING ACTIVITIES
  Repayment of shareholder note, net...................     (932)        --       (728)      (39)
  Due to affiliated companies, net.....................    2,464     (1,574)     1,503       119
                                                         -------    -------    -------   -------
Net cash (used in) provided by financing activities....    1,532     (1,574)       775        80
                                                         -------    -------    -------   -------
Net increase (decrease) in cash and cash equivalents...    1,161     (3,691)      (446)   (2,355)
Cash and cash equivalents at beginning of period.......    1,999      6,956      3,606     5,620
                                                         -------    -------    -------   -------
Cash and cash equivalents at end of period.............  $ 3,160    $ 3,265    $ 3,160   $ 3,265
                                                         =======    =======    =======   =======

   The accompanying notes are an integral part of these financial statements.

                                  EDN SOVINTEL

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. FINANCIAL PRESENTATION AND DISCLOSURES

     In the opinion of management, the accompanying unaudited condensed financial statements of EDN Sovintel (the "Company") contain all adjustments (consisting only of normal recurring accruals) necessary to present fairly the Company's financial position as of December 31, 1997 and June 30, 1998, and the results of operations and cash flows for the periods indicated.

     The Company was established as a competitive local exchange carrier (CLEC) in August 1990. Through the design, construction, and operation of a telecommunications network in Moscow, the Company provides its customers, principally major hotels, business offices and mobile communications companies, with an alternative to the local telephone company for worldwide communications services. Telecommunications services are subject to local licensing. The Company's license for international, intercity and local calls was most recently renewed on November 4, 1996 and is valid until May 1, 2000. The Company received a license for leased lines on September 20, 1996 valid for 5 years. The Company began operating in December 1991, providing services under long-term contracts payable in US dollars. Currently, customers have the option of being billed in roubles or dollars. All payments from Russian companies are made in roubles.

     The venture is a Russian limited liability partnership. The Company is 50% owned by Open Joint Stock Company "Rostelecom," an intercity and long-distance carrier which is 38% owned by Svyazinvest, and 50% owned by Sovinet, a US general partnership, which is owned by two wholly-owned Global TeleSystems Group, Inc. ("GTS") subsidiaries.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. Material accruals have been recorded; however, other adjustments may have been required had an audit been performed. It is suggested that these financial statements be read in conjunction with the Company's 1997 audited financial statements and the notes related thereto. The results of operations for the three and six months ended June 30, 1998 may not be indicative of the operating results for the full year.

     The Company also maintains its records and prepares its financial statements in Russian roubles in accordance with the requirements of Russian accounting and tax legislation. The accompanying financial statements differ from the financial statements used for statutory purposes in Russia in that they reflect certain adjustments, not recorded on the Company's Russian statutory books, which are appropriate to present the financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The principal adjustments are related to certain accrued revenue and expenses, foreign currency translation, deferred taxation, and depreciation and valuation of property and equipment. The preparation of financial statements, in conformity with US GAAP, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. POLICIES AND PROCEDURES

     On January 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from nonowner sources. For the three and six months ended June 30, 1997 and 1998, comprehensive income for the Company is equal to net income.

                                  EDN SOVINTEL

3. CONTINGENCIES

     Legislation and regulations regarding taxation, foreign currency transactions and licensing of foreign currency loans in the Russian Federation continues to evolve as the central government manages the transformation from a command to a market-oriented economy. The various legislation and regulations are not always clearly written and their interpretation is subject to the opinions of the tax inspectors, Central Bank officials and the Ministry of Finance. Instances of inconsistent opinions between local, regional and national tax authorities and between the Central Bank and Ministry of Finance are not unusual.

     The Company believes that it has paid or accrued all taxes that are applicable. Where practice concerning the provision of taxes is unclear, the Company has accrued tax liabilities based on management's best estimate. The Company's policy is to accrue contingencies in the accounting period in which a loss is deemed probable and the amount is reasonably determinable.

     Because of the uncertainties associated with the Russian tax and legal systems, the ultimate amount of taxes, penalties and interest, if any, assessed may be in excess of the amount expensed to date and accrued at December 31, 1997 and June 30, 1998.

     The Company's operations and financial position will continue to be affected by Russian political developments, including the application of existing and future legislation and tax regulations. The Company does not believe that these contingencies, as related to its operations, are any more significant than those of similar enterprises in Russia.

4. SUBSEQUENT EVENTS

     On August 17, 1998, the Russian government suspended the repayment of state securities; subsequently, secondary trading therein was halted. Many Russian banks had invested significantly in these securities. Also, on August 17, 1998, the Russian government increased the ruble to US dollar exchange rate corridor it had committed to support, which was effectively a devaluation of the ruble. Official currency trading continued sporadically after that date as the exchange rate of the ruble, relative to other currencies, declined in unofficial trading to levels beyond which the Russian government had promised to support. Many banks have suspended currency exchange operations.

     The Central Bank of the Russian Federation has assumed control of several larger Russian banks and there is a risk that many other Russian banks will be declared bankrupt in the near future. Deposits held at Russian banks are not insured. The ultimate recoverability of these amounts is uncertain given the existing financial and economic crisis discussed above. The last official exchange rate prior to the suspension of trading was 6.3 rubles per US dollar. The official exchange rate as of September 25, 1998 was 15.6 rubles per US dollar.

     As a result of the devaluation of the ruble and the consequences of the banking and economic crisis, the Company has recorded pre-tax charges of approximately $8 million since August 17, 1998 for foreign currency exchange losses for ruble-denominated net monetary assets and additional provisions for estimated unrecoverable cash deposits in Russian banks and uncollectible accounts receivable.

                                                                       EXHIBIT A

                 GLOSSARY OF TELECOMMUNICATIONS INDUSTRY TERMS

     Accounting Rate Mechanism (ARM) -- The current system of bilateral settlement agreements between PTOs under which tariffs for cross-border pan-European-switched voice traffic are determined.

     Add-drop multiplexer (ADM) -- A multiplexer which controls cross connect between individual circuits by software, permitting dynamic cross connect of individual 64 kbps circuits within an E-1 line.

     AMPS -- Advanced Mobile Phone System; the cellular mobile telephone system based on analog technology that is now used in U.S. systems. Each AMPS cell can handle 832 simultaneous conversations.

     Asynchronous Transfer Mode (ATM) -- A switching and transmission technology that is one of general class of packet technologies that relay traffic by way of an address contained within the first five bits of a switching and transmission of mixed voice, data, and video at varying rates. The ATM format can be used by many different information systems, including LANs.

     Bps -- Bits per second; the basic measuring unit of speed in a digital transmission system; the number of bits that a transmission facility can convey between a sending location and a receiving location in one second.

     Backbone -- The through-portions of a transmission network, as opposed to spurs which branch off the through-portions.

     Bandwidth -- The information-carrying capability of a transmission medium is measured by its bandwidth, which is the relative range of frequencies that can be passed without distortion by such medium. Bandwidth is measured in Hertz, but may also be expressed as the number of bits that can be transmitted per second.

     Capacity -- Refers to transmission.

     Carrier -- A provider of communications transmission services by fiber, wire, or radio.

     CCIT -- International Telegraph and Telephone Consultative Committee.

     Closed User Group -- A group of customers with some affiliation with one another and which are treated for regulatory purposes as not being the public.

     Competitive Local Telecommunications Provider -- A company that provides its customers with an alternative to the local telephone company for local transport of private line, special access and transport of switched access telecommunications services. Competitive Local Telecommunications Providers are also referred to in the industry as alternative local telecommunications service providers (ALTS), Competitive Access Providers (CAPs) and Competitive Local Exchange Carriers (CLECs).

     Dark Fiber -- Fiber that lacks the requisite electronic and optronic equipment necessary to use the fiber for transmission.

     Dedicated -- Refers to telecommunications lines dedicated to or reserved for use by particular customers along predetermined routes (in contrast to telecommunications lines within the local telephone company's public switched network).

     Digital -- Describes a method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission/switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuously variable analog signal.

     E1 -- Data transmission rate of approximately 2 Mbps.

     E3 -- Data transmission rate of approximately 34 Mbps.

     Electrosviaz -- regional telephone company.

     Enhanced Network Services -- Telecommunications services providing digital connectivity, primarily for data applications, via frame relay, ATM, or digital interexchange private line facilities. Enhanced network services also include applications on such networks, including Internet access and other Internet services.

     ERMES -- A standard for a pan-European radio message system sponsored by the EC.

     Eutelsat -- European Telecommunications Satellite Organization; an international satellite organization in which members of the European Union hold an 88% combined investment.

     Frame Relay -- A wide area transport technology that organizes data into units called frames instead of providing fixed bandwidth as with private lines. A high-speed, data-packet switching service used to transmit data between computers. Frame Relay supports data units of variable lengths at access speeds ranging from 56 kilobits per second to 1.5 megabits per second. This service is well-suited for connecting local area networks, but is not presently well-suited for voice and video applications due to the variable delays which can occur. Frame Relay was designed to operate at high speeds on modern fiber optic networks.

     Gbps -- Gigabits per second, which is a measurement of speed for digital signal transmission expressed in billions of bits per second.

     Gateway -- A network element interconnecting two otherwise incompatible networks, network nodes, subnetworks or devices; performs a protocol conversion operation across a wide spectrum of communications functions.

     GSM -- Global System for Mobile Communications, formerly known as Groupe Speciale Mobile. GSM began as a pan-European standard for digital cellular systems. The name was changed to reflect the fact that the standard has been adopted by several countries in Asia.

     Hertz -- The unit for measuring the frequency with which an electromagnetic signal cycles through the zero-value state between lowest and highest states. One Hz (Hertz) equals one cycle per second. kHz (kilohertz) stands for thousands of Hertz; MHz (megahertz) stands for millions of Hertz.

     Inmarsat -- The International Maritime Satellite service, which provides mobile communications to ships at sea, aircraft in flight and vehicles on the road.

     Intelsat -- International Telecommunications Satellite Organization; a worldwide consortium of national satellite communications organizations.

     Interconnect -- Connection of a telecommunications device of service to the PSTN.

     Interconnection -- Connection of a piece of telephone equipment to the telephone network, or a data terminal to a data communications network. Also refers to the connection of one communications network to another so that users of one network can communicate with users of another network.

     International Simple Resale -- Refers to the wholesale purchase of IPLCs from facilities-based carriers and the reselling of such capacity to customers for switched telephone service.

     IPLC -- International Private Leased Circuits.

     ISDN (Integrated Services Digital Network) -- ISDN is an internationally agreed standard which, through special equipment, allows two-way, simultaneous voice and data transmission in digital formats over the same transmission line. ISDN permits video conferencing over a single line, for example, and also supports a multitude of value-added switched service applications. ISDN's combined voice and data networking capabilities reduce costs for end users and result in more efficient use of available facilities. ISDN combines standards for highly flexible customer to network signaling with both voice and data within a common facility.

     ITU -- International Telecommunications Union; a United Nations treaty organization whose purpose is to accredit international telecommunications standards. ITU signatories can turn ITU-approved standards into law through international treaties such as the treaties governing use of the radio spectrum for international satellite telecommunications and broadcasting.

     Kbps -- Kilobits per second, which is a measurement of speed for digital signal transmission expressed in thousands of bits per second.

     Local Area Network (LAN) -- The interconnection of computers for the purpose of sharing files, programs and peripheral devices such as printers and high-speed modems. LANs may include dedicated computers or file servers that provide a centralized source of shared files and programs. LANs are generally confined to a single customer's premises and may be extended or interconnected to other locations through the use of bridges and routers.

     Local Loop -- The local loop is that portion of the local telephone network that connects the customer's premises to the local exchange provider's central office or switching center. This includes all the facilities starting from the customer premise interface which connects to the inside wiring and equipment at the customer premise to a terminating point within the switching wire center.

     Mbps -- Megabits per second, which is a measurement of speed for digital signal transmission expressed in millions of bits per second.

     MGTS -- Moscow city telephone network.

     Multiplexing -- The use of some means to inter-leave narrow-band or slow-speed data from multiple sources in order to make use of a wide-band or high-speed channel.

     NMT -- Acronym for Nordic Mobile Telephone System, a cellular standard widely used in Northern Europe.

     Nodes -- Locations within the network housing electronic equipment and/or switches which serve as intermediate connection points to send and receive transmission signals.

     PBX/PABX (private branch exchange/private automatic branch exchange) -- A customer operated switch on customer premises, typically used by large businesses with multiple telephone lines.

     Plesiochronous Digital Hierarchy (PDH) -- A method of controlling the timing between transmission and switching systems that is not synchronized but rather relies on highly accurate clocks to minimize the slip rates between switching nodes.

     POCSAG (Postal Office Code Standard Advisory Group) -- A lower-cost paging technology which can be transmitted on ERMES frequency.

     Points of Presence (POPs) -- Locations where a carrier has installed transmission equipment in a service area that serves as, or relays calls to, a network switching center of that carrier.

     PSTN -- Public switched telecommunications network.

     PTT/PTO -- Postal, Telegraph and Telephone agency/Public Telephony Operators; a government authority or agency that operates the public telecommunications network, and sets standards and policies. PTTs/PTOs are agencies in charge of telecommunications services in many countries, under direct supervision of the national government.

     Redundant Electronics -- Describes a telecommunications facility using two separate electronic devices to transmit the telecommunications signal so that if one device malfunctions, the signal may continue without interruption.

     Regeneration/amplifier -- Devices which automatically re-transmit or boost signals on an out-bound circuit.

     Route Kilometers -- The number of kilometers along which fiber optic cables are installed.

     Route Mile -- The number of miles along which fiber optic cables are installed.

     SDH -- Synchronous Digital Hierarchy; the international standard for ultra-high-speed broadband fiber-optic, digital transmission networks that use equipment from many different manufacturers and carry a variety of services. The basic communications channel of SDH is a 155.52 Mbps transmission channel that is multiplexed upward.

     STM-1 -- Data transmission rate of approximately 155 Mbps.

     STM-4 -- Data transmission rate of approximately 622 Mbps.

     STM-16 -- Data transmission of approximately 2,488 Mbps.

     STM-64 -- Data transmission rate of approximately 9,952 Mbps.

     Switch -- A mechanical or electronic device that opens or closes circuits or selects the paths or circuits to be used for the transmission of information. Switching is a process of linking different circuits to create a temporary transmission path between users.

     Synchronous Digital Hierarchy (SDH) -- SDH is a set of standards for optical communications transmission systems that define optical rates and formats, signal characteristics, performance, management and maintenance information to be embedded within the signals and the multiplexing techniques to be employed in optical communications transmission systems. SDH facilitates the interoperability of dissimilar vendors' equipment and benefits customers by minimizing the equipment necessary for telecommunications applications. SDH also improves the reliability of the local loop connecting customers' premises to the local exchange provider, historically one of the weakest links in the service delivery.

     TCP/IP -- Transmission Control Protocol/Internet Protocol; an "open" standard operating and interface protocol for federal government local area networks that use devices from multiple vendors. TCP/IP, first developed by the U.S. Defense Department, has been adopted by some academic and business institutions who deal regularly with the federal government.

     Trunk -- A telephone circuit with a switch at both ends. A trunk may connect two central office switches, or two PBXs, or a PBX and a central office switch.

     VSAT -- Very Small Aperture Terminal; a satellite communications technology that employs frequencies in the Ku band or C band and very small receiving dishes. VSAT systems employ satellite transponders; the receiving dishes may be leased or owned by the VSAT user.

     Wavelength Division Multiplexing (WDM) -- A multiplexing technique allowing multiple different signals to be carried simultaneously on a fiber by allocating resources according to frequency on non-overlapping frequency bands.

     X.25 -- A CCITT standard governing the interface between data terminals and data circuit termination equipment for terminals on packet-switched data networks.

                                                                       EXHIBIT B

                        SUPPLEMENTAL EASDAQ INFORMATION

APPROVAL BY THE BELGIAN COMMISSION FOR BANKING AND FINANCE

     This Prospectus will be submitted for approval by the Belgian Banking and Finance Commission ("Commissie voor bet Banken Financiewezen/Commission Bancaire et Financiere") ("BFC") in accordance with Article 29ter. sec. 1. par.1 of Royal Decree No. 185 of July 9, 1935 and Article 11 of the Royal Decree of 31 October, 1991 on the publication of prospectuses in connection with public issues of securities. The approval of this Prospectus by the BFC does not imply any judgement as to the appropriateness of the quality of this Offering or the Offer Shares nor of the situation of the Company.

     On December 23, 1997, the Market Authority of EASDAQ approved the admission to trading of all the Common Stock on EASDAQ under the symbol "GTSG." Admission to EASDAQ is subject to certain adequacy and liquidity requirements determined by the EASDAQ Market Authority. Companies applying for admission to trading on EASDAQ are required to publish relevant financial and other information regularly and to keep the public informed of all events likely to affect the market price of their securities. Price sensitive information is made available to investors in Europe through the EASDAQ Reuters Regulatory Company Reporting System and international information vendors.

     The documents referred to above will also be made available to Belgian investors upon prior written request addressed to the principal executive office of the Company.

PERSONS RESPONSIBLE FOR THE PROSPECTUS AND DECLARATION

     The Company, represented by Mr. William H. Seippel, Chief Financial Officer, takes responsibility for the contents of this Prospectus.

     The Company, having made all reasonable inquiries, accepts responsibility for, and confirms that this Prospectus contains all information with regard to the Company and the Common Stock that is material in the context of the offering and sale of the Common Stock, that the information contained in this Prospectus is true and correct in all material respects and is not misleading, that the opinions and intentions of the Company expressed herein are honestly held and that there are no other facts the omission of which makes this Prospectus as a whole or any of such information or the expression of any such opinions or intentions materially misleading.

     Global TeleSystems Group, Inc.
     by William H. Seippel
     Chief Financial Officer

THE CLEARING SYSTEMS

     INTERSETTLE

     Transactions executed on EASDAQ will be settled by delivery through INTERSETTLE. INTERSETTLE holds securities for its direct participants, which include banks, securities brokers and dealers, other professional intermediaries and foreign depositories, and facilitates the clearance and settlement of securities transactions between INTERSETTLE participants through electronic book-entry changes in the accounts of INTERSETTLE participants. Book-entry settlement is mandatory for all financial instruments traded on EASDAQ. Physical certificates cannot be used to settle a market transaction. Investors must hold a securities account with a financial institution which directly or indirectly has access to INTERSETTLE's clearing and settlement system. INTERSETTLE conducts a real-time gross payment system in connection with its clearance operation, payments being made simultaneously with the book-entry transfers between securities accounts.

     DTC

     DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organization, some of whom (and/or their representatives) own DTC. Access to the DTC book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. DTC agrees with and represents to its participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law.

TRANSFERS BETWEEN INTERSETTLE AND DTC PARTICIPANTS

     Common Stock will be held through DTC. Common Stock held directly or indirectly by INTERSETTLE participants will be registered on the books of DTC in the name of the nominee company of Brown Brothers Harriman, acting as custodian for INTERSETTLE.

     Transfers of Common Stock will be effected in the following manner:

     (i) transfers of Common Stock between INTERSETTLE participants will be effected in accordance with procedures established for this purpose by INTERSETTLE;

     (ii) transfer of Common Stock between DTC participants will be effected in accordance with procedures established for the purpose by DTC; and

     (iii) transfers of Common Stock between INTERSETTLE participants and DTC participants will be effected by an increase or a reduction of the quantity of Common Stock held in INTERSETTLE's account at Brown Brothers Harriman and a corresponding reduction or increase of the quantity of Common Stock held by the other relevant DTC participant or participants.

     Investors should inquire with the financial intermediary with whom the investor has opened a securities account for the purpose of holding and trading Common Stock, as to the cost of such trading as well as the terms and conditions on which the financial service of the Common Stock will be delivered by such financial intermediary.

     The Common Stock has the following identification number:

          CUSIP 379 36 U104, ISIN US379 36 U1043

     The clearing costs, if any, will be at the cost of the investors. Investors are requested to inform themselves about such costs.

POSSIBILITY OF SHARE REPURCHASES

     The Company is not prohibited by its Certificate of Incorporation, By-laws or Delaware General Corporation Law from repurchasing or otherwise acquiring outstanding shares of Common Stock and, accordingly, the Company may exercise its right to repurchase Common Stock.

AUTHORIZATION OF INCREASE IN AUTHORIZED CAPITAL OF THE COMPANY; AUTHORIZATION OF THE ISSUANCE OF COMMON STOCK IN THE STOCK OFFERINGS

     Effective December 1, 1997, the Board of Directors and stockholders of the Company approved amendments to the Certificate of Incorporation which (i) increased the authorized number of shares of capital stock to 145,000,000 (of which 135,000,000 shares are Common Stock and 10,000,000 shares are preferred stock) and (ii) effected a 3-for-2 stock split of all then-outstanding shares of the Company's Common Stock.

In addition, the Board of Directors of the Company has adopted a resolution approving the offering and issuance of 12,765,000 shares of Common Stock in the IPO and 2,801,000 shares of Common Stock in the Stock Offerings.

                         TAXATION OF BELGIAN INVESTORS

     The following generally summarizes the material Belgian tax consequences of the sequisition, ownership and disposition of Common Stock. It is based on the tax laws applicable in Belgium and France as in effect at the date of this Prospectus, and is subject to changes in Belgium and French law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country other than Belgium and France nor does it take into account the individual circumstances of each investor. The summary uses the term "Eligible Belgian Holders" to refer to beneficial owners of Common Stock who hold directly less than 10% of the share capital of the Company and whose ownership of such Common Stock is not attributable to a permanent establishment or a fixed base in France, are considered residents of Belgium for purposes of the income tax convention between Belgium and France dated March 10, 1964 (the "Belgian-French Treaty") and are fully entitled to benefits under the Belgian-French Treaty.

     There are currently no procedures available for Holders of Common Stock that are not U.S. residents to claim or receive from the French tax authorities any tax treaty benefits in respect of dividends (including payment of avoir fiscal and availability of a reduced withholding tax rate) that a Holder may be entitled to receive pursuant to the Belgian-French Treaty.

     Prospective Belgian Investors in Common Stock are advised to consult their own tax advisers as to the Belgian and other tax consequences of the acquisition, ownership and disposition of Common Stock.

TAXATION OF DIVIDENDS ON COMMON STOCK

  French tax considerations

     Dividends paid to non-residents of France generally are subject to French withholding tax at a 25% rate and are not eligible for the benefit of the avoir fiscal (a tax credit available to French residents equal to 50% of the amount of dividends received from French companies such as the Company). However, under the Belgian-French Treaty, Eligible Belgian Holders can claim the benefit of a reduced withholding tax rate on dividends of 15%.

     An individual Eligible Belgian Holder generally will also be entitled to receive a payment of the avoir fiscal, after deduction of withholding tax of 15%. This payment will not be made available to such individual Eligible Belgian Holder until after the close of the calendar year in which the dividend was paid and only upon receipt by the French tax authorities of a claim made by the individual Eligible Belgian Holder for such payment in accordance with the procedure set forth below.

     A Belgian company that is an Eligible Belgian Holder under the Belgian-French Treaty (a "Belgian Resident Company") will not benefit from the refund of the avoir fiscal but will be entitled to obtain from the French tax authorities a refund of any precompte paid in cash in respect of such dividends less the 15% French withholding tax. Amounts distributed as dividends by French companies out of profits which have been taxed at the ordinary corporate income tax rate or which have been earned and taxed more than five years before the distribution and which give rise to the avoir fiscal are subject to a "precompte" or prepayment by such companies. The precompte is paid by the distributing company to the French tax authorities and is equal to one-half of the nominal dividend distributed.

     Dividends paid to an individual Eligible Belgian Holder will be subject to the reduced withholding tax rate of 15% at the time the dividend is paid if (i) such holder duly completes and provides the French tax authorities with French Treasury Form 5200 RFI Belgique (the "Form") duly certified by the Belgian tax authorities before the date of payment of the relevant dividend, or (ii) if completion of the Form is not possible prior to the payment of dividends, such holder duly completes and provides the French tax authorities with a simplified certificate (the "Certificate") duly certified by the Belgian tax authorities stating that

(a) such holder is a Belgian resident as defined pursuant to the provisions of the Belgian-French Treaty, (b) such holder's ownership of the Common Stock is not effectively connected with a permanent establishment or fixed base in France, and (c) such holder meets all the requirements of the Belgian-French Treaty for obtaining the benefit of the reduced rate of withholding tax and the right to payment of the French avoir fiscal. For example, the Company pays a dividend of 100, an individual Eligible Belgian Holder will initially receive 85, but will be entitled to an additional payment of 42.50, consisting of the avoir fiscal of 50, less a 15% withholding tax on that amount (equal to 7.5). Dividends paid to an individual Eligible Belgian Holder that has not filed a completed Form or Certificate before the dividend payment date will be subject to French withholding tax at the rate of 25%. Such a holder may claim a refund of the excess withholding tax and the avoir fiscal by completing and providing the French tax authorities with the Form before December 31st of the calendar year following the year during which the dividend is paid.

     Dividends paid to a Belgian Resident Company will be subject to the reduced withholding tax rate of 15% at the time the dividend is paid if such holder duly completes and provides the French tax authorities with French Treasury 5207 RF2 Belgique form before the date of payment of the relevant dividend duly certified by the Belgian tax authorities. Dividends paid to such Belgian Resident Company that has not filed a completed form before the dividend payment date will be subject to French withholding tax at the rate of 25%. Such a holder may claim a refund of the excess withholding tax by completing and providing the French tax authorities with such 5207 RF2 Belgique form before December 31st of the calendar year following the year during which the dividend is paid. The claim for refund of the precompte is made on the form RF 5207 RF2 Belgique referred to above.

  Belgian withholding tax

     Dividends distributed on Common Stock are subject in Belgium to a withholding tax at the rate of 25%, when paid or attributed through a professional intermediary in Belgium. However, no dividend withholding tax is due if the Eligible Belgian Holder is a company subject to Belgian corporate income tax.

     In a case where dividends are paid outside Belgium without any intervention of a paying agent in Belgium, no dividend withholding tax is, in principle, due. However, where the Eligible Belgian Holder is a Belgian resident entity subject to the legal entities tax (e.g. a pension fund), the Holder itself has to pay the dividend withholding tax at the rate of 25%.

     In certain cases the above-mentioned 25% rate of dividend withholding tax will be reduced to 15%. The reduced rate applies in particular to (i) dividends distributed on shares publicly issued after January 1, 1994 and (ii) dividends distributed on shares that have been privately issued after January 1, 1994 in exchange for cash contributions, provided the shares are registered or bearer shares placed in open custody to a financial institution in Belgium as of the date of their issuance. This reduced rate should in principle also apply to dividends on shares issued by the Company. The Company may however irrevocably reject the application of the reduced withholding tax rate.

  Income tax for Belgian resident individuals

     In the hands of an Eligible Belgian Holder who is an individual holding Common Stock as a private investment, the Belgian dividend withholding tax is a final tax and the dividends need not be reported in the individual's annual income tax return. If no withholding tax has been levied (i.e. in case of payment or attribution outside Belgium), the individual has to report the dividends in his tax return. Such Holder will be taxed at the separate rate of 25%, to be increased with a municipal surcharge (varying, as a rule, from 6% to 9%).

     In the hands of an individual Eligible Belgian Holder whose holding of Common Stock is effectively connected with a business, the dividends are taxable at the ordinary rates for business income (i.e. varying from 25% to 55% to be increased with the municipal surcharge and a crisis contribution of 3% of the tax due). Any Belgium withholding tax is creditable against the final income tax due, provided that the Holder has the full ownership of the Common Stock at the time of payment of the dividends.

  Income tax for Belgian Resident Companies

     Dividends received by Belgian Resident Companies are, in principle, subject to corporate income tax at the rate of 40.17% (i.e. the standard rate of 39% increased by the additional tax of 3% of the corporate income tax due).

     However, provided that the dividends benefit from the so-called "dividend-received deduction", only 5% of the dividends received will be taxable. In order to benefit from the deduction, the Company must not fall within one of the categories which are expressly excluded from the "dividend received deduction" (e.g. tax haven companies) and the beneficiary should hold, at the time of payment of the dividends, a participation of at least 5% in the Company or a participation which has a acquisition value of at least BEF 50 million.

     Any Belgian dividend withholding tax can, in principle, be credited against the company's final income tax, provided that the company has the full ownership of the shares at the time of payment or attribution of the dividends and provided that the dividend distribution does not entail a reduction in value or capital loss on the Shares.

  Income tax for Belgian resident entities subject to the Belgian legal entities tax (pension funds, etc.)

     The Belgian dividend withholding tax is a final tax.

CAPITAL GAINS TAXATION

  French tax considerations

     In general, a Belgian holder who is a resident of Belgium under the Belgian-French Treaty will not be subject to French tax on any capital gain derived from the sale or exchange of Common Stock, unless the gain is attributable to a permanent establishment or fixed place of business maintained by the holder in France.

  Belgian tax considerations

     Individual Eligible Belgian Holders holding the Common Stock as a private investment and entities subject to legal entities tax are not subject to the Belgian capital gains taxation on the disposal of the Common Stock.

     Individual Eligible Belgian Holders may, however, be subject to a 33% tax (to be increased with the municipal surcharge and the crisis contribution) if the capital gain is deemed to be "speculative."

     Individual Eligible Belgian Holders whose holding of Common Stock is effectively connected with a business are taxable at the ordinary rates on any capital gains realized on the disposal of Common Stock.

     Belgian resident companies are not subject to capital gains taxation provided that the dividends received on the shares qualify for the "dividend received deduction" (except for the minimum holding requirement).

FRENCH ESTATE AND GIFT TAX

     Under the estate tax convention between Belgium and France, a transfer of Common Stock by reason of the death of an individual Eligible Belgian Holder entitled to benefits under that convention will not be subject to French inheritance tax, unless the decedent was domiciled in France at the time of his or her death.

FRENCH WEALTH TAX

     The French wealth tax (impot de solidare sur la fortune) does not apply to an Eligible Belgian Holder.

BELGIAN INDIRECT TAXES

  Stamp tax on securities transactions

     In principle, a stamp tax is levied upon the subscription of shares of Common Stock and the purchase and sale in Belgium of Common Stock through a professional intermediary. The rate applicable to subscriptions of new shares of Common Stock is 0.35% but there is a limit of BEF 10,000 per transaction. The rate applicable for secondary sales and purchases in Belgium of Common Stock through a professional intermediary is 0.17% but there is a limit of BEF 10,000 per transaction.

     An exemption is available to professional intermediaries (e.g. credit institutions), insurance companies, pension funds and collective investment vehicles who are acting for their own account. A non-resident holder of Common Stock who is acting for his own account will also be entitled to an exemption from this stamp tax, provided that he delivers to the issuer or the professional intermediary in Belgium, as the case may be, an affidavit confirming his non-resident status in Belgium.

  Tax on delivery of bearer securities

     A tax is levied upon the physical delivery of Common Stock pursuant to their subscription or their acquisition for consideration through a professional intermediary. This tax is also due upon the delivery of Common Stock pursuant to a withdrawal of these Common Stock from "open custody."

     The tax is due, at the rate of 0.2%, on the sums payable by the subscriber or the acquiror in case of subscription or acquisition or the sales value of the Common Stock, as estimated by the custodian in case of withdrawal from "open custody."

     However, an exemption is available for deliveries to recognized professional intermediaries (such as credit institutions) acting for their own account. An exemption is also available for delivery of Common Stock, which are held in "open custody", to a non-resident.

             ------------------------------------------------------
             ------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING HOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               -----------------

                               TABLE OF CONTENTS


                                         PAGE
                                         ----
Prospectus Summary.....................    1
Risk Factors...........................   10
Recent Developments....................   30
Use of Proceeds........................   30
Price Range of Common Stock............   30
Dividend Policy........................   30
Capitalization.........................   31
Selected Historical Consolidated
  Financial Data.......................   32
Supplemental Information -- Selected
  Historical Financial Data -- Combined
  Equity Investments...................   33
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   35
Business...............................   51
Management.............................  104
Executive Compensation and Other
  Information..........................  107
Beneficial Stock Ownership of Directors
  and Officers.........................  109
Certain Related Party Transactions.....  118
Principal Stockholders.................  121
Description of Certain Indebtedness....  122
Description of the Bonds...............  124
Description of Capital Stock...........  156
Shares Eligible for Future Sale........  162
Certain U.S. Tax Considerations........  163
Selling Holders........................  170
Plan of Distribution...................  174
Legal Matters..........................  175
Experts................................  175
Index to Financial Statements..........  F-1
Exhibit A -- Glossary of
  Telecommunications Industry Terms....  A-1
Exhibit B -- Supplemental EASDAQ
  Information..........................  B-1


             ------------------------------------------------------
             ------------------------------------------------------

             ------------------------------------------------------
             ------------------------------------------------------

                                  $144,787,000
                           8.75% SENIOR SUBORDINATED
                           CONVERTIBLE BONDS DUE 2000
                                7,239,350 SHARES
                               OF COMMON STOCK OF

                     [GLOBAL TELESYSTEMS GROUP, INC. LOGO]
                               GLOBAL TELESYSTEMS
                                  GROUP, INC.

                                ---------------

                                   PROSPECTUS
                                ---------------

                                OCTOBER   , 1998


             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expenses, other than underwriting discounts and commissions, to be borne by the Company in connection with the offering of the securities being hereby registered.

                            ITEM
                            ----
SEC Registration Fee........................................  $   42,712
Accounting Fees and Expenses................................      10,000
Legal Fees and Expenses.....................................      15,000
Printing Expenses...........................................      10,000
Miscellaneous...............................................      10,000
                                                              ----------
          TOTAL.............................................  $   87,712
                                                              ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omission not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or
(iv) for any transaction from which the director derived an improper personal benefit.

     The Company's Certificate of Incorporation (the "Certificate") provides that the Company's Directors shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director provided, however, that such exculpation from liabilities is not permitted with respect to liability arising from items described in clauses (i) through (iv) in the preceding paragraph. The Certificate and the Company's By-Laws further provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the DGCL.

     The directors and officers of the Company are covered under directors' and officers' liability insurance policies maintained by the Company.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     The foregoing reflects a 3-for-2 common stock split and an increase in the par value per share of common stock to $0.10 effective December 1997.

     Within the past three years the Company issued securities which were not registered under the Securities Act of 1933, as amended (the "Securities Act") as follows:

     On March 13, 1995, the Company issued 400,000 shares of common stock, par value $0.10 per share, pursuant to a stock purchase agreement. The shares were issued to CIBV Liquidating B.V., a closed company with limited liability organized under the laws of the Netherlands in exchange for the Company's interest in PrimTelefone. No underwriter or underwriting discount was involved in the offering. Exemption from registration was claimed under Section 4(2) of the Securities Act regarding transactions by an issuer not involving any public offering.

     On June 21, 1995, the Company issued 5,090,876 shares of common stock, par value $0.10 per share, at a purchase price of $9.00 per share, for an aggregate offering price of $45.8 million, pursuant to a stock purchase agreement. In addition to (i) certain investment funds and (ii) certain individual private investors, these shares were issued to certain members of management and various entities affiliated with certain members of management. No underwriter or underwriting discount was involved in the offering. Exemption from registration was claimed under Section 4(2) of the Securities Act regarding transactions by an issuer not involving any public offering.


     On January 19, 1996, and June 6, 1996, the Company granted Soros Associates an aggregate of 4,444,443 warrants, each warrant to purchase one share of common stock, par value $0.10 per share, at an exercise price of $10.27 per share. The exercise price of the warrants was automatically reduced to $9.33 per share as of December 31, 1996 because the debt obligations remained outstanding. The warrants were issued in connection with the Company's issuance for cash of $40 million of notes to Soros Associates, which notes bear interest at a rate of 10% per annum and mature on March 3, 2001. No underwriter or underwriting discount was involved in the offering. Exemption from registration was claimed under
Section 4(2) of the Securities Act regarding transactions by an issuer not involving any public offering.


     On February 2, 1996, the Company granted affiliates of Capital Research International an aggregate of 3,333,333 warrants, each warrant to purchase one share of common stock, par value $0.10 per share, at an exercise price of $10.27 per share. The exercise price of the warrants was automatically reduced to $9.33 per share as of December 31, 1996 because the debt obligations remained outstanding. The warrants were issued in connection with the Company's issuance for cash of $30 million of notes to affiliates of Capital Research International, which notes bear interest at a rate of 10% per annum and mature on March 31, 2001. No underwriter or underwriting discount was involved in the offering. Exemption from registration was claimed under Section 4(2) of the Securities Act regarding transactions by an issuer not involving any public offering.

     On July 23, 1996, July 31, 1996, August 8, 1996, August 22, 1996 and
September 12, 1996 the Company issued an aggregate of 8,348,532 shares of common stock, par value $0.10 per share, at a purchase price of $13.33 per share, for an aggregate offering price of $111 million, pursuant to a stock purchase agreement. In addition to (i) certain investment funds and (ii) certain individual private investors, these shares were issued to certain members of management and various entities affiliated with certain members of management. Exemption from registration was claimed under Section 4(2) of the Securities Act regarding transactions by an issuer not involving any public offering.

     On July 14, 1997 and July 31, 1997, the Company issued an aggregate $141,295,000 of its Senior Subordinated Convertible Bonds due 2000, convertible into the common stock, par value $0.10 per share, at a purchase price of 100%, pursuant to a subscription agreement. UBS Securities LLC, Donaldson, Lufkin & Jenrette Securities Corporation and Merrill Lynch & Co. acted as managers in the offering and the aggregate discount was $5,651,800. The securities were sold to a limited number of qualified institutional buyers as defined in Rule 144A under the Securities Act and to non-U.S. persons outside the United States. Exemption from registration was claimed under Rule 144A and Regulation S of the Securities Act.

     On August 15, 1997, August 29, 1997 and September 5, 1997, the Company issued an aggregate 2,502,686 shares of common stock, par value $0.10 per share, at a purchase price of $15.67 per share, for an aggregate offering price of $39.2 million, pursuant to a stock purchase agreement. In addition to (i) certain investment funds and (ii) certain individual private investors, these shares were issued to certain members of management and various entities affiliated with certain members of management. Exemption from registration was claimed under Section 4(2) of the Securities Act regarding transactions by an issuer not involving any public offering.

     On August 29, 1997, the Company issued $3.5 million of its Senior Subordinated Convertible Bonds due 2000, convertible into the common stock, par value $0.10 per share, at a purchase price of 100%. In addition to (i) certain investment funds and (ii) certain individual private investors, these shares were issued to certain members of management and various entities affiliated with certain members of management. Exemption from registration was claimed under Section 4(2) of the Securities Act regarding transactions by an issuer not involving any public offering.

ITEM 16. EXHIBITS

     (a) Exhibits:

     The following is a list of exhibits filed as a part of this registration statement.

  3.1**       --   Certificate of Incorporation of SFMT, Inc.
  3.2**       --   Certificate of Correction to the Certificate of
                   Incorporation of SFMT, Inc., filed with the Delaware
                   Secretary of State on October 8, 1993
  3.3**       --   Certificate of Ownership and Merger Merging San
                   Francisco/Moscow Teleport, Inc. into SFMT, Inc., filed with the Delaware Secretary of State on November 3, 1993
  3.4**       --   Certificate of Amendment to the Certificate of Incorporation
                   of SFMT, Inc., filed with the Delaware Secretary of State on
                   January 12, 1995
  3.5**       --   Certificate of Amendment to the Certificate of Incorporation
                   of SFMT, Inc., filed with the Delaware Secretary of State on
                   February 22, 1995
  3.6**       --   Certificate of Amendment to the Certificate of Incorporation
                   of Global TeleSystems Group, Inc., filed with the Delaware
                   Secretary of State on October 16, 1996
  3.7**       --   By-laws of SFMT, Inc.
  3.8**       --   Certificate of Amendment to the Certificate of Incorporation
                   of Global TeleSystems Group, Inc., filed with the Delaware
                   Secretary of State on December 1, 1997
  3.9**       --   Form of Amended and Restated By-laws of Global TeleSystems
                   Group, Inc. (supersedes By-laws of SFMT, Inc. filed as
                   Exhibit 3.7)
  3.10+       --   Certificate of Amendment to the Certificate of Incorporation
                   of Global Telesystems Group, Inc. filed with the Delaware
                   Secretary of State on January 29, 1998
  3.11+       --   Certificate of Amendment to the Certificate of Incorporation
                   of Global Telesystems Group, Inc. filed with the Delaware
                   Secretary of State on February 9, 1998
  3.12+       --   Certificate of Designation of the Series A Preferred Stock
                   of the Company
  4.1**       --   Form of Specimen Stock Certificate for Common Stock of the
                   Registrant
  4.2**       --   Indenture dated as of July 14, 1997 between the Company and
                   The Bank of New York (including the form of Senior
                   Subordinated Convertible Bond due 2000 as an exhibit
                   thereto)
  4.3**       --   Registration Rights Agreement, dated as of July 14, 1997,
                   between Global TeleSystems Group, Inc. and UBS Securities
                   LLC.
  4.4**       --   Indenture dated as of August 19, 1997 between Hermes Europe
                   Railtel B.V. and The Bank of New York (including the form of
                   11 1/2% Senior Note due 2007 as an exhibit thereto)

  4.5**       --   Registration Rights Agreement dated as of August 19, 1997 between Hermes Europe
                   Railtel B.V. and Donaldson, Lufkin & Jenrette Securities Corporation, UBS Securities
                   LLC, and Lehman Brothers, Inc.
  4.6**       --   Form of Rights Agreement between Global TeleSystems Group, Inc. and The Bank of New
                   York, as Rights Agent
  4.7+        --   Indenture Dated as of February 10, 1998 between Global TeleSystems Group, Inc. and
                   The Bank of New York (including the form of 9 7/8% Senior Notes due 2005 as an exhibit thereto)
  4.8++       --   Indenture dated as of             , 1998 between Global TeleSystems Group, Inc. and
                   The Bank of New York relating to the Company's Convertible Senior Debentures due
                   2010
  5.1***      --   Opinion of Shearman & Sterling respecting the New Convertible Bonds and the Common
                   Stock offered in the Offerings
  10.1**      --   Senior Note Purchase Agreement, dated as of January 19, 1996, among Global
                   TeleSystems Group, Inc., The Open Society Institute and Chatterjee Fund Management,
                   L.P.
  10.1(a)**   --   Amendment to Senior Note Purchase Agreement dated January 19, 1996 among Global
                   TeleSystems Group, Inc., The Open Society Institute and Chatterjee Fund Management,
                   L.P., dated June 6, 1996
  10.1(b)**   --   Amendment to Senior Note Purchase Agreement dated January 19, 1996 among Global
                   TeleSystems Group, Inc., The Open Society Institute and Chatterjee Fund Management,
                   L.P., dated June 6, 1996
  10.1(c)**   --   Amendment to Senior Note Purchase Agreement dated January 19, 1996 among Global
                   TeleSystems Group, Inc., The Open Society Institute and Chatterjee Fund Management,
                   L.P., dated July 23, 1996
  10.1(d)**   --   Amendment to Senior Note Purchase Agreement dated January 19, 1996 among Global
                   TeleSystems Group, Inc., The Open Society Institute and Chatterjee Fund Management,
                   L.P., dated September 16, 1996
  10.1(e)**   --   Amendment to Senior Note Purchase Agreement dated January 19, 1996 among Global
                   TeleSystems Group, Inc., The Open Society Institute and Chatterjee Fund Management,
                   L.P., dated July 11, 1997
  10.1(f)**   --   Amendment to Senior Note Purchase Agreement dated January 19, 1996 among Global
                   TeleSystems Group, Inc., The Open Society Institute and Chatterjee Fund Management,
                   L.P., dated July 29, 1997
  10.1(g)**   --   Amendment to Senior Note Purchase Agreement dated January 19, 1996 among Global
                   TeleSystems Group, Inc., The Open Society Institute and Chatterjee Fund Management,
                   L.P., dated September 29, 1997
  10.2**      --   Registration Rights Letter Agreement, dated as of January 19, 1996, among Global
                   TeleSystems Group, Inc., The Open Society Institute and Chatterjee Fund Management,
                   L.P.
  10.3**      --   Warrant Agreement, dated as of January 19, 1996, among Global TeleSystems Group,
                   Inc., The Open Society Institute and Chatterjee Fund Management, L.P.
  10.4**      --   Joint Venture Letter Agreement, dated January 19, 1996, among Global TeleSystems
                   Group, Inc., The Open Society Institute and Chatterjee Fund Management, L.P.
  10.5        --   Intentionally Omitted
  10.6**      --   Registration Rights Letter Agreement, dated June 6, 1996, among the Company, The
                   Open Society Institute, Winston Partners II LDC and Winston Partners II LLC
  10.7**      --   Warrant Agreement, dated as of June 6, 1996, between Global TeleSystems Group, Inc.,
                   The Open Society Institute, Winston Partners II LDC and Winston Partners II LLC
  10.8**      --   Senior Note Purchase Agreement, dated as of February 2, 1996, between Global
                   TeleSystems Group, Inc. and Emerging Markets Growth Fund, Inc.

  10.8(a)**   --   Amendment to Senior Note Purchase Agreement, dated as of February 2, 1996, between
                   Global TeleSystems Group, Inc. and Emerging Markets Growth Fund, Inc., dated June 6,
                   1996 (see Exhibit No. 10.1(b))
  10.8(b)**   --   Amendment to Senior Note Purchase Agreement, dated as of February 2, 1996, between
                   Global TeleSystems Group, Inc. and Emerging Markets Growth Fund, Inc., dated June 6,
                   1996
  10.8(c)**   --   Amendment to Senior Note Purchase Agreement, dated as of February 2, 1996, between
                   Global TeleSystems Group, Inc. and Emerging Markets Growth Fund, Inc., dated July
                   25, 1996
  10.8(d)**   --   Amendment to Senior Note Purchase Agreement, dated as of February 2, 1996, between
                   Global TeleSystems Group, Inc. and Emerging Markets Growth Fund, Inc., dated
                   September 10, 1996
  10.8(e)**   --   Amendment to Senior Note Purchase Agreement, dated as of February 2, 1996, between
                   Global TeleSystems Group, Inc. and Emerging Markets Growth Fund, Inc., dated
                   September 16, 1996
  10.8(f)**   --   Amendment to Senior Note Purchase Agreement, dated as of February 2, 1996, between
                   Global TeleSystems Group, Inc. and Emerging Markets Growth Fund, Inc., dated
                   December 30, 1996
  10.8(g)**   --   Amendment to Senior Note Purchase Agreement, dated as of February 2, 1996, between
                   Global TeleSystems Group, Inc. and Emerging Markets Growth Fund, Inc., dated May 13,
                   1997
  10.8(h)**   --   Amendment to Senior Note Purchase Agreement, dated as of February 2, 1996, between
                   Global TeleSystems Group, Inc. and Emerging Markets Growth Fund, Inc., dated June
                   20, 1997
  10.8(i)**   --   Amendment to Senior Note Purchase Agreement, dated as of February 2, 1996, between
                   Global TeleSystems Group, Inc. and Emerging Markets Growth Fund, Inc., dated July
                   11, 1997
  10.8(j)**   --   Amendment to Senior Note Purchase Agreement, dated as of February 2, 1996, between
                   Global TeleSystems Group, Inc. and Emerging Markets Growth Fund, Inc., dated July
                   21, 1997
  10.8(k)**   --   Amendment to Senior Note Purchase Agreement, dated as of February 2, 1996, between
                   Global TeleSystems Group, Inc. and Emerging Markets Growth Fund, Inc., dated August
                   14, 1997
  10.8(l)**   --   Amendment to Senior Note Purchase Agreement, dated as of February 2, 1996, between
                   Global TeleSystems Group, Inc. and Emerging Markets Growth Fund, Inc., dated
                   September 29, 1997
  10.9**      --   Registration Rights Letter Agreement, dated as February 2, 1996, between Global
                   TeleSystems Group, Inc. and Emerging Markets Growth Fund, Inc.
  10.10**     --   Warrant Agreement, dated as of February 2, 1996, between Global TeleSystems Group,
                   Inc. and Emerging Markets Growth Fund, Inc.
  10.11       --   Intentionally Omitted
  10.12**     --   Registration Rights Letter Agreement, dated as February 2, 1996, between Global
                   TeleSystems Group, Inc. and Capital International Emerging Markets Funds
  10.13**     --   Warrant Agreement, dated as of February 2, 1996, between Global TeleSystems Group,
                   Inc. and Capital International Emerging Markets Funds
  10.14+      --   Restated and Amended Global TeleSystems Group, Inc. Non-Employee Directors' Stock
                   Option Plan
  10.15+      --   Restated and Amended GTS-Hermes, Inc. 1994 Stock Option Plan
  10.16**     --   Restricted Stock Grant letter, dated as of January 1, 1995
  10.17**     --   Employment Agreement dated as of January 1995 between SFMT, Inc. and Jan Loeber
  10.18**     --   Employment Agreement dated as of April 1996 between GTS Group, Inc. and Louis Toth

  10.19**     --   Employment Agreement dated as of April 1996 between GTS Group, Inc. and Gerald W.
                   Thames
  10.20**     --   Employment Agreement dated as of April 1996 between GTS Group, Inc. and Raymond
                   J. Marks
  10.21**     --   Employment Agreement dated as of April 1996 between GTS Group, Inc. and Henry
                   Radzikowski
  10.22**     --   SFMT, Inc. Equity Compensation Plan
  10.23**     --   Form of Non-Statutory Stock Option Agreement
  10.24+      --   Third Amended and Restated 1992 Stock Option Plan of Global TeleSystems Group
                   Inc. dated as of September 25, 1997
  10.25**     --   GTS-Hermes 1994 Stock Option Grant, Non-Qualified Stock Option Grant
  10.26**     --   Agreement on the Creation and Functions of the Joint Venture of EDN Sovintel,
                   dated June 18, 1990
  10.27**     --   Stock Purchase Agreement among Global Telesystems Group, Inc, Kompaniya "Invest-
                   Project," Swinton Limited, GTS-Vox Limited, and MTU-Inform, dated September 6,
                   1995
  10.28**     --   Certificate of Registration of Revised and Amended Foundation Document in the
                   State Registration of Commercial Organizations, dated May 30, 1996
  10.29**     --   Agreement on the Creation and Functions of the Joint Venture Sovam Teleport,
                   dated May 26, 1992
  10.30**     --   Amended and Restated Joint Venture Agreement between GTS Cellular, Tricor B.V.,
                   Gerard Essing, Ivan Laska, and Erik Jennes, dated July 6, 1995
  10.31**     --   Amended and Restated Shareholders' Agreement between HIT Rail B.V., GTS-Hermes,
                   Inc., Nationale Maatschappu Der Belgische Spoorwegen, Teleport B.V., AB Swed
                   Carrier, and Hermes Europe Railtel B.V., dated July, 1997
  10.31(a)**  --   Shareholders' Agreement among the Hermes Europe Railtel B.V., GTS-Hermes Inc.,
                   HIT Rail B.V., SNCB/NMBS and AB Swed Carrier (incorporated by reference to
                   Exhibit 10.1 to the Hermes Europe Railtel B.V.'s Registration Statement on Form
                   S-4 (File No. 333-37719) filed on December 11, 1997) (supersedes the Amended and
                   Restated Shareholders' Agreement incorporated by reference as Exhibit 10.31 to this Registration Statement)
  10.32**     --   Company Agreement between The Societe National de Financement, GTS S.A.M. and The
                   Principality of Monaco, dated September 27, 1995
  10.33**     --   Joint Venture Agreement between SFMT-Hungaro Inc. and Montana Holding
                   Vagyonkezelo Kft., dated December 23, 1993
  10.34**     --   Joint Venture and Shareholders' Agreement among Gerard Aircraft Sales and Leasing
                   Company, SFMT-Hungaro Inc., and Microsystem Telecom Rt., dated August 5, 1994
  10.35**     --   Agreement on the Establishment of Limited Liability Company between SFMT-Czech,
                   Inc. and B&H s.r.o., dated July 12, 1994
  10.36**     --   Formation of the Equity Joint Venture between GTS and SSTIC, dated April 12, 1995
  10.37**     --   Contract to Establish the Sino-foreign Cooperative Joint Venture Beijing Tianmu
                   Satellite Communications Technology Co., Ltd, amended, by and between China
                   International Travel Service Telecom Co., Ltd. and American China Investment
                   Corporation, dated March 27, 1996
  10.38**     --   Joint Venture Contract between GTS TransPacific Ventures Limited and Shanghai
                   Intelligence Engineering, Inc., dated March 28, 1996
  10.39**     --   Agreement between Global TeleSystems Group, Inc. and Cesia S.A., dated June 21,
                   1997
  10.40**     --   Consulting Agreement between SFMT, Inc. and Alan B. Slifka, dated March 1, 1994
  10.41**     --   Consulting Agreement between Global TeleSystems Group, Inc. and Bernard J.
                   McFadden, dated August 15, 1996
  10.42**     --   Consulting Agreement between CESIA S.A. and Hermes Europe Railtel B.V., dated
                   June 20, 1997

 10.43++         --      Master Agreement, dated June 24, 1998 between Ebone Holding Association, Ebone A/S, Hermes
                         Europe Railtel Holdings B.V. and Hermes Europe Railtel (Ireland) Limited
 21.1+           --      List of Subsidiaries of the Registrant
 23.1***         --      Consent of Shearman & Sterling (included in its opinion delivered under Exhibit No. 5.1)
 23.2*           --      Consent of Ernst & Young LLP.
 23.3*           --      Consent of Ernst & Young (CIS) Ltd.
 24.1***         --      Powers of Attorney
 27.1+           --      Financial Data Schedule extracted from 12/31/97 audited financial statements
 27.2*           --      Financial Data Schedule extracted from 6/30/98 audited financial statements

---------------

  *  Filed herewith.

 ** Incorporated by reference to the corresponding exhibit to the Company's Registration Statement on Form S-1 (File No. 333-36555) filed on September 26, 1997.

***  Filed previously.

  + Incorporated by reference to the corresponding exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

 ++ Incorporated by reference to the corresponding exhibit to the Company's Registration Statement on Form S-1 (File No. 333-52733) filed on May 14, 1998.

(b) Financial Statements and Schedules:

     (1) Financial Statements

     The financial statements filed as part of this Registration Statement are listed in the Index to Financial Statements on page F-1.

     (2) Schedules

     The Company has furnished Schedule II -- Valuation and Qualifying Accounts on page S-1 of the Registration Statement. The other financial statement schedules of the Company have been omitted because the information required to be set forth therein is not applicable or is shown in the Financial Statements or Notes thereto.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under "Item
14 -- Indemnification of Directors and Officers" hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the forms of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in forms of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of McLean, Commonwealth of Virginia, on this 22nd day of October, 1998.


                                            GLOBAL TELESYSTEMS GROUP, INC.

                                            By:     /s/ GRIER C. RACLIN
                                              ----------------------------------
                                              Name: Grier C. Raclin
                                              Title: Senior Vice President and
                                                 General Counsel


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated on the 22nd day of October, 1998.



                      SIGNATURE                                      TITLE                       DATE
                      ---------                                      -----                       ----

                /s/ GERALD W. THAMES*                  Vice Chairman of the Board of       October 22, 1998
-----------------------------------------------------    Directors, President and Chief
                  Gerald W. Thames                       Executive Officer (principal
                                                         executive officer)

               /s/ WILLIAM H. SEIPPEL*                 Executive Vice President of         October 22, 1998
-----------------------------------------------------    Finance and Chief Financial
                 William H. Seippel                      Officer (principal financial and
                                                         accounting officer)

                 /s/ ALAN B. SLIFKA*                   Chairman of the Board of Directors  October 22, 1998
-----------------------------------------------------
                   Alan B. Slifka

                /s/ MICHAEL GREELEY*                   Director                            October 22, 1998
-----------------------------------------------------
                   Michael Greeley

                /s/ BERNARD MCFADDEN*                  Director                            October 22, 1998
-----------------------------------------------------
                  Bernard McFadden

               /s/ STEWART J. PAPERIN*                 Director                            October 22, 1998
-----------------------------------------------------
                 Stewart J. Paperin

                 /s/ W. JAMES PEET*                    Director                            October 22, 1998
-----------------------------------------------------
                    W. James Peet

                  /s/ JEAN SALMONA*                    Director                            October 22, 1998
-----------------------------------------------------
                    Jean Salmona

                      SIGNATURE                                      TITLE                       DATE
                      ---------                                      -----                       ----

                  /s/ JOEL SCHATZ*                     Director                            October 22, 1998
-----------------------------------------------------
                     Joel Schatz

                  /s/ ADAM SOLOMON*                    Director                            October 22, 1998
-----------------------------------------------------
                    Adam Solomon

                   /s/ DAVID DEY*                      Director                            October 22, 1998
-----------------------------------------------------
                      David Dey

                 /s/ ROGER W. HALE*                    Director                            October 22, 1998
-----------------------------------------------------
                    Roger W. Hale

                /s/ ROBERT J. AMMAN*                   Director                            October 22, 1998
-----------------------------------------------------
                   Robert J. Amman

              *By: /s/ GRIER C. RACLIN
  -------------------------------------------------
                   Grier C. Raclin
                  Attorney-in-fact

                                 EXHIBIT INDEX


      EXHIBIT NO.                                 EXHIBIT DESCRIPTION
      -----------                                 -------------------
            3.1**        --   Certificate of Incorporation of SFMT, Inc.
            3.2**        --   Certificate of Correction to the Certificate of
                              Incorporation of SFMT, Inc., filed with the Delaware
                              Secretary of State on October 8, 1993
            3.3**        --   Certificate of Ownership and Merger Merging San
                              Francisco/Moscow Teleport, Inc. into SFMT, Inc., filed with the Delaware Secretary of State on November 3, 1993
            3.4**        --   Certificate of Amendment to the Certificate of Incorporation
                              of SFMT, Inc., filed with the Delaware Secretary of State on
                              January 12, 1995
            3.5**        --   Certificate of Amendment to the Certificate of Incorporation
                              of SFMT, Inc., filed with the Delaware Secretary of State on
                              February 22, 1995
            3.6**        --   Certificate of Amendment to the Certificate of Incorporation
                              of Global TeleSystems Group, Inc., filed with the Delaware
                              Secretary of State on October 16, 1996
            3.7**        --   By-laws of SFMT, Inc.
            3.8**        --   Certificate of Amendment to the Certificate of Incorporation
                              of Global TeleSystems Group, Inc., filed with the Delaware
                              Secretary of State on December 1, 1997
            3.9**        --   Form of Amended and Restated By-laws of Global TeleSystems
                              Group, Inc. (supersedes By-laws of SFMT, Inc. filed as
                              Exhibit 3.7)
            3.10+        --   Certificate of Amendment to the Certificate of Incorporation
                              of Global Telesystems Group, Inc. filed with the Delaware
                              Secretary of State on January 29, 1998
            3.11+        --   Certificate of Amendment to the Certificate of Incorporation
                              of Global Telesystems Group, Inc. filed with the Delaware
                              Secretary of State on February 9, 1998
            3.12+        --   Certificate of Designation of the Series A Preferred Stock
                              of the Company
            4.1**        --   Form of Specimen Stock Certificate for Common Stock of the
                              Registrant
            4.2**        --   Indenture dated as of July 14, 1997 between the Company and
                              The Bank of New York (including the form of Senior
                              Subordinated Convertible Bond due 2000 as an exhibit
                              thereto)
            4.3**        --   Registration Rights Agreement, dated as of July 14, 1997,
                              between Global TeleSystems Group, Inc. and UBS Securities
                              LLC.
            4.4**        --   Indenture dated as of August 19, 1997 between Hermes Europe
                              Railtel B.V. and The Bank of New York (including the form of
                              11 1/2% Senior Note due 2007 as an exhibit thereto)
            4.5**        --   Registration Rights Agreement dated as of August 19, 1997
                              between Hermes Europe Railtel B.V. and Donaldson, Lufkin &
                              Jenrette Securities Corporation, UBS Securities LLC, and
                              Lehman Brothers, Inc.
            4.6**        --   Form of Rights Agreement between Global TeleSystems Group,
                              Inc. and The Bank of New York, as Rights Agent
            4.7+         --   Indenture Dated as of February 10, 1998 between Global
                              TeleSystems Group, Inc. and The Bank of New York (including the form of 9 7/8% Senior Notes due 2005 as an exhibit
                              thereto)
            4.8++        --   Indenture dated as of             , 1998 between Global
                              TeleSystems Group, Inc. and The Bank of New York relating to the Company's Convertible Senior Debentures due 2010
           10.1**        --   Senior Note Purchase Agreement, dated as of January 19,
                              1996, among Global TeleSystems Group, Inc., The Open Society
                              Institute and Chatterjee Fund Management, L.P.
           10.1(a)**     --   Amendment to Senior Note Purchase Agreement dated January
                              19, 1996 among Global TeleSystems Group, Inc., The Open
                              Society Institute and Chatterjee Fund Management, L.P.,
                              dated June 6, 1996

      EXHIBIT NO.                                 EXHIBIT DESCRIPTION
      -----------                                 -------------------
           10.1(b)**     --   Amendment to Senior Note Purchase Agreement dated January
                              19, 1996 among Global TeleSystems Group, Inc., The Open
                              Society Institute and Chatterjee Fund Management, L.P.,
                              dated June 6, 1996
           10.1(c)**     --   Amendment to Senior Note Purchase Agreement dated January
                              19, 1996 among Global TeleSystems Group, Inc., The Open
                              Society Institute and Chatterjee Fund Management, L.P.,
                              dated July 23, 1996
           10.1(d)**     --   Amendment to Senior Note Purchase Agreement dated January
                              19, 1996 among Global TeleSystems Group, Inc., The Open
                              Society Institute and Chatterjee Fund Management, L.P.,
                              dated September 16, 1996
           10.1(e)**     --   Amendment to Senior Note Purchase Agreement dated January
                              19, 1996 among Global TeleSystems Group, Inc., The Open
                              Society Institute and Chatterjee Fund Management, L.P.,
                              dated July 11, 1997
           10.1(f)**     --   Amendment to Senior Note Purchase Agreement dated January
                              19, 1996 among Global TeleSystems Group, Inc., The Open
                              Society Institute and Chatterjee Fund Management, L.P.,
                              dated July 29, 1997
           10.1(g)**     --   Amendment to Senior Note Purchase Agreement dated January
                              19, 1996 among Global TeleSystems Group, Inc., The Open
                              Society Institute and Chatterjee Fund Management, L.P.,
                              dated September 29, 1997
           10.2**        --   Registration Rights Letter Agreement, dated as of January
                              19, 1996, among Global TeleSystems Group, Inc., The Open
                              Society Institute and Chatterjee Fund Management, L.P.
           10.3**        --   Warrant Agreement, dated as of January 19, 1996, among
                              Global TeleSystems Group, Inc., The Open Society Institute
                              and Chatterjee Fund Management, L.P.
           10.4**        --   Joint Venture Letter Agreement, dated January 19, 1996,
                              among Global TeleSystems Group, Inc., The Open Society
                              Institute and Chatterjee Fund Management, L.P.
           10.5          --   Intentionally Omitted
           10.6**        --   Registration Rights Letter Agreement, dated June 6, 1996,
                              among the Company, The Open Society Institute, Winston
                              Partners II LDC and Winston Partners II LLC
           10.7**        --   Warrant Agreement, dated as of June 6, 1996, between Global
                              TeleSystems Group, Inc., The Open Society Institute, Winston
                              Partners II LDC and Winston Partners II LLC
           10.8**        --   Senior Note Purchase Agreement, dated as of February 2,
                              1996, between Global TeleSystems Group, Inc. and Emerging
                              Markets Growth Fund, Inc.
           10.8(a)**     --   Amendment to Senior Note Purchase Agreement, dated as of
                              February 2, 1996, between Global TeleSystems Group, Inc. and
                              Emerging Markets Growth Fund, Inc., dated June 6, 1996 (see
                              Exhibit No. 10.1(b))
           10.8(b)**     --   Amendment to Senior Note Purchase Agreement, dated as of
                              February 2, 1996, between Global TeleSystems Group, Inc. and
                              Emerging Markets Growth Fund, Inc., dated June 6, 1996
           10.8(c)**     --   Amendment to Senior Note Purchase Agreement, dated as of
                              February 2, 1996, between Global TeleSystems Group, Inc. and
                              Emerging Markets Growth Fund, Inc., dated July 25, 1996
           10.8(d)**     --   Amendment to Senior Note Purchase Agreement, dated as of
                              February 2, 1996, between Global TeleSystems Group, Inc. and
                              Emerging Markets Growth Fund, Inc., dated September 10, 1996
           10.8(e)**     --   Amendment to Senior Note Purchase Agreement, dated as of
                              February 2, 1996, between Global TeleSystems Group, Inc. and
                              Emerging Markets Growth Fund, Inc., dated September 16, 1996

      EXHIBIT NO.                                 EXHIBIT DESCRIPTION
      -----------                                 -------------------
           10.8(f)**     --   Amendment to Senior Note Purchase Agreement, dated as of
                              February 2, 1996, between Global TeleSystems Group, Inc. and
                              Emerging Markets Growth Fund, Inc., dated December 30, 1996
           10.8(g)**     --   Amendment to Senior Note Purchase Agreement, dated as of
                              February 2, 1996, between Global TeleSystems Group, Inc. and
                              Emerging Markets Growth Fund, Inc., dated May 13, 1997
           10.8(h)**     --   Amendment to Senior Note Purchase Agreement, dated as of
                              February 2, 1996, between Global TeleSystems Group, Inc. and
                              Emerging Markets Growth Fund, Inc., dated June 20, 1997
           10.8(i)**     --   Amendment to Senior Note Purchase Agreement, dated as of
                              February 2, 1996, between Global TeleSystems Group, Inc. and
                              Emerging Markets Growth Fund, Inc., dated July 11, 1997
           10.8(j)**     --   Amendment to Senior Note Purchase Agreement, dated as of
                              February 2, 1996, between Global TeleSystems Group, Inc. and
                              Emerging Markets Growth Fund, Inc., dated July 21, 1997
           10.8(k)**     --   Amendment to Senior Note Purchase Agreement, dated as of
                              February 2, 1996, between Global TeleSystems Group, Inc. and
                              Emerging Markets Growth Fund, Inc., dated August 14, 1997
           10.8(l)**     --   Amendment to Senior Note Purchase Agreement, dated as of
                              February 2, 1996, between Global TeleSystems Group, Inc. and
                              Emerging Markets Growth Fund, Inc., dated September 29, 1997
           10.9**        --   Registration Rights Letter Agreement, dated as February 2,
                              1996, between Global TeleSystems Group, Inc. and Emerging
                              Markets Growth Fund, Inc.
           10.10**       --   Warrant Agreement, dated as of February 2, 1996, between
                              Global TeleSystems Group, Inc. and Emerging Markets Growth
                              Fund, Inc.
           10.11         --   Intentionally Omitted
           10.12**       --   Registration Rights Letter Agreement, dated as February 2,
                              1996, between Global TeleSystems Group, Inc. and Capital
                              International Emerging Markets Funds
           10.13**       --   Warrant Agreement, dated as of February 2, 1996, between
                              Global TeleSystems Group, Inc. and Capital International
                              Emerging Markets Funds
           10.14+        --   Restated and Amended Global TeleSystems Group, Inc.
                              Non-Employee Directors' Stock Option Plan
           10.15+        --   Restated and Amended GTS-Hermes, Inc. 1994 Stock Option Plan
           10.16**       --   Restricted Stock Grant letter, dated as of January 1, 1995
           10.17**       --   Employment Agreement dated as of January 1995 between SFMT,
                              Inc. and Jan Loeber
           10.18**       --   Employment Agreement dated as of April 1996 between GTS
                              Group, Inc. and Louis Toth
           10.19**       --   Employment Agreement dated as of April 1996 between GTS
                              Group, Inc. and Gerald W. Thames
           10.20**       --   Employment Agreement dated as of April 1996 between GTS
                              Group, Inc. and Raymond J. Marks
           10.21**       --   Employment Agreement dated as of April 1996 between GTS
                              Group, Inc. and Henry Radzikowski
           10.22**       --   SFMT, Inc. Equity Compensation Plan
           10.23**       --   Form of Non-Statutory Stock Option Agreement
           10.24+        --   Third Amended and Restated 1992 Stock Option Plan of Global
                              TeleSystems Group Inc. dated as of September 25, 1997
           10.25**       --   GTS-Hermes 1994 Stock Option Grant, Non-Qualified Stock
                              Option Grant
           10.26**       --   Agreement on the Creation and Functions of the Joint Venture
                              of EDN Sovintel, dated June 18, 1990

      EXHIBIT NO.                                 EXHIBIT DESCRIPTION
      -----------                                 -------------------
           10.27**       --   Stock Purchase Agreement among Global Telesystems Group,
                              Inc, Kompaniya "Invest-Project," Swinton Limited, GTS-Vox
                              Limited, and MTU-Inform, dated September 6, 1995
           10.28**       --   Certificate of Registration of Revised and Amended
                              Foundation Document in the State Registration of Commercial
                              Organizations, dated May 30, 1996
           10.29**       --   Agreement on the Creation and Functions of the Joint Venture
                              Sovam Teleport, dated May 26, 1992
           10.30**       --   Amended and Restated Joint Venture Agreement between GTS
                              Cellular, Tricor B.V., Gerard Essing, Ivan Laska, and Erik
                              Jennes, dated July 6, 1995
           10.31**       --   Amended and Restated Shareholders' Agreement between HIT
                              Rail B.V., GTS-Hermes, Inc., Nationale Maatschappu Der
                              Belgische Spoorwegen, Teleport B.V., AB Swed Carrier, and
                              Hermes Europe Railtel B.V., dated July, 1997
           10.31(a)**    --   Shareholders' Agreement among the Hermes Europe Railtel
                              B.V., GTS-Hermes Inc., HIT Rail B.V., SNCB/NMBS and AB Swed
                              Carrier (incorporated by reference to Exhibit 10.1 to the
                              Hermes Europe Railtel B.V.'s Registration Statement on Form
                              S-4 (File No. 333-37719) filed on December 11, 1997)
                              (supersedes the Amended and Restated Shareholders' Agreement incorporated by reference as Exhibit 10.31 to this
                              Registration Statement)
           10.32**       --   Company Agreement between The Societe National de
                              Financement, GTS S.A.M. and The Principality of Monaco,
                              dated September 27, 1995
           10.33**       --   Joint Venture Agreement between SFMT-Hungaro Inc. and
                              Montana Holding Vagyonkezelo Kft., dated December 23, 1993
           10.34**       --   Joint Venture and Shareholders' Agreement among Gerard
                              Aircraft Sales and Leasing Company, SFMT-Hungaro Inc., and
                              Microsystem Telecom Rt., dated August 5, 1994
           10.35**       --   Agreement on the Establishment of Limited Liability Company
                              between SFMT-Czech, Inc. and B&H s.r.o., dated July 12, 1994
           10.36**       --   Formation of the Equity Joint Venture between GTS and SSTIC, dated April 12, 1995
           10.37**       --   Contract to Establish the Sino-foreign Cooperative Joint
                              Venture Beijing Tianmu Satellite Communications Technology
                              Co., Ltd, amended, by and between China International Travel
                              Service Telecom Co., Ltd. and American China Investment
                              Corporation, dated March 27, 1996
           10.38**       --   Joint Venture Contract between GTS TransPacific Ventures
                              Limited and Shanghai Intelligence Engineering, Inc., dated
                              March 28, 1996
           10.39**       --   Agreement between Global TeleSystems Group, Inc. and Cesia
                              S.A., dated June 21, 1997
           10.40**       --   Consulting Agreement between SFMT, Inc. and Alan B. Slifka, dated March 1, 1994
           10.41**       --   Consulting Agreement between Global TeleSystems Group, Inc.
                              and Bernard J. McFadden, dated August 15, 1996
           10.42**       --   Consulting Agreement between CESIA S.A. and Hermes Europe
                              Railtel B.V., dated June 20, 1997
           10.43++       --   Master Agreement, dated June 24, 1998 between Ebone Holding
                              Association, Ebone A/S, Hermes Europe Railtel Holdings B.V.
                              and Hermes Europe Railtel (Ireland) Limited
           21.1+         --   List of Subsidiaries of the Registrant
           23.1***       --   Consent of Shearman & Sterling (included in its opinion
                              delivered under Exhibit No. 5.1)
           23.2*         --   Consent of Ernst & Young LLP.
           23.3*         --   Consent of Ernst & Young (CIS) Ltd.
           24.1***       --   Powers of Attorney

      EXHIBIT NO.                                 EXHIBIT DESCRIPTION
      -----------                                 -------------------
           27.1+         --   Financial Data Schedule extracted from 12/31/97 audited
                              financial statements
           27.2*         --   Financial Data Schedule extracted from 6/30/98 unaudited
                              financial statements


---------------

  *  Filed herewith.

 ** Incorporated by reference to the corresponding exhibit to the Company's Registration Statement on Form S-1 (File No. 333-36555) filed on September 26, 1997.

***  Filed previously.

  + Incorporated by reference to the corresponding exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

 ++ Incorporated by reference to the corresponding exhibit to the Company's Registration Statement on Form S-1 (File No. 333-52733) filed on May 14, 1998.